SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2014

Eni S.p.A.
(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 - 00144 Rome, Italy
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒                    Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes ☐                    No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):               )

Press Release dated May 2, 2014

Press Release dated May 7, 2014

Press Release dated May 7, 2014

Fact Book 2013

Summary annual review (Eni in 2013)

Press Release dated May 8, 2014

Press Release dated May 9, 2014

Ordinary and Extraordinary Shareholders’ Meeting Resolutions

Press Release dated May 15, 2014

Press Release dated May 23, 2014

Press Release dated May 28, 2014

Press Release dated May 28, 2014

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

Name: Antonio Cristodoro
Title:	Head of Corporate Secretary's Staff Office

Date: May 31, 2014

Eni makes a new offshore oil and gas discovery in the Norwegian Barents Sea

San Donato Milanese (Milan), May 2, 2014 - Eni has made a new offshore oil and gas discovery in the Norwegian Barents Sea, approximately 230 km from Hammerfest.

The well 7220/7-3S is located 6 kilometers south of the Johan Castberg area on the Drivis Prospect in the PL532 license. It was drilled in approximately 345 meters of water and reached a total depth of 2,097 meters.

The well has confirmed a hydrocarbon column of about 154 meters in Jurassic sandstone.
Oil Volumes in place are estimated at between 125 million and 140 million barrels. The discovery is part of Eni’s joint venture exploration activity to develop the Johan Castberg field.

Statoil is the operator of production license PL532 with a 50% stake; the remaining shares are held by Eni Norge AS (30%) and Petoro AS (20%).

Eni has been present in Norway since 1965, with current production standing at approximately 115,000 boe per day through its subsidiary Eni Norge AS. Eni is operator of the ongoing development of the first oil field in the Barents Sea, the important Goliat discovery, and of the Marulk gas field in the Norwegian Sea. Furthermore, in Norway Eni has interests in the country in a number of exploration licenses and fields under development and in operations including Ekofisk, Norne, Åsgard, Heidrun, Kristin, Mikkel and Urd.

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +800 11 22 34 56
Switchboard: +39-0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com

Eni signs agreements for the sale of Refining & Marketing activities in the Czech Republic, Slovakia and Romania to MOL Group

San Donato Milanese (Milan), May 7, 2014 - Today, Eni signed in Budapest an agreement with MOL Group, a Hungarian oil & gas company, for the sale of its 32.445% stake in Ceská Rafinérská as (CRC), a refining company in the Czech Republic. The transfer is subject to the preemption right on the part of the other partner in CRC, Unipetrol, which will be able to purchase the share under the conditions agreed with MOL.

On the same day, Eni signed further agreements for the sale of its subsidiaries Eni Ceská Republika, Eni Slovensko and Eni Romania to MOL Group. These subsidiaries operates in the Refining & Marketing business, with activities in Czech Republic, Slovakia and Romania respectively.

The completion of these agreements is subject to certain conditions, including prior approval by the competent antitrust authorities.

Eni will remain active in all three countries through the wholesale marketing of lubricants.

These agreements are a further step towards a reduction of the refining exposure and to a recovery of the profitability in the Refining & Marketing sector. With the transfer of the share in CRC, Eni decreases its refining capacity by 7% which adds to the 13% of reduction applied in 2013.

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +800 11 22 34 56
Switchboard: +39-0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com

Eni: Report on the purchase of treasury shares

San Donato Milanese (Milan), May 7, 2014 - During the period from April 28 to April 30, 2014, Eni acquired No. 425,000 shares for a total consideration of euro 7,914,038.79, within the authorization to purchase treasury shares approved at Eni’s Ordinary General Meeting of shareholders on May 10, 2013, previously subject to disclosure pursuant to Article 144-bis of Consob Regulation 11971/1999.

The following are details of transactions for the purchase of treasury shares on the Electronic Stock Market on a daily basis:

Date	Number of ordinary shares purchased	Average price (euro)	Consideration (euro)
28/04/2014	140,000	18.3987	2,575,811.57
29/04/2014	140,000	18.7106	2,619,484.45
30/04/2014	145,000	18.7500	2,718,742.77
Total	425,000	18.6213	7,914,038.79

Following the purchases announced today, considering the treasury shares already held, on May 2, 2014 Eni holds No. 22,388,287 shares equal to 0.62% of the share capital.

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +800 11 22 34 56
Switchboard: +39-0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com

Contents

Contents

Mission

We are a major integrated energy company, committed to growth in the activities of finding, producing, transporting, transforming and marketing oil and gas. Eni men and women have a passion for challenges, continuous improvement, excellence and particularly value people, the environment and integrity.

Countries of activity

EUROPE
Austria, Belgium, Croatia, Cyprus, Czech Republic, Denmark, France, Germany, Greece, Hungary, Ireland, Italy, Luxembourg, Malta, the Netherlands, Norway, Poland, Portugal, Romania, Slovakia, Slovenia, Spain, Sweden, Switzerland, Turkey, the United Kingdom, Ukraine

AFRICA
Algeria, Angola, Cameroon, Congo, Democratic Republic of Congo, Egypt, Gabon, Ghana, Kenya, Liberia, Libya, Mauritania, Morocco, Mozambique, Nigeria, South-Africa, Togo, Tunisia, Uganda

ASIA AND OCEANIA
Australia, Azerbaijan, China, India, Indonesia, Iran, Iraq, Japan, Kazakhstan, Kuwait, Malaysia, Myanmar, Oman, Pakistan, Papua-New Guinea, Philippines, Qatar, Russia, Saudi Arabia, Singapor, Thailand, Timor Leste, Turkmenistan, the United Arab Emirates, Vietnam, Yemen

AMERICAS
Argentina, Bolivia, Brazil, Canada, Colombia, Ecuador, Greenland, Mexico, Peru, Suriname, Trinidad & Tobago, the United States, Venezuela

Contents

Fact Book 2013

Contents	Eni’s Fact Book is a supplement to Eni’s Annual Report and is designed to provide supplemental financial and operating information.
		It contains certain forward-looking statements in particular under the section "Outlook" regarding capital expenditure, development and management of oil and gas resources, dividends, buyback program, allocation of future cash flow from operations, future operating performance, gearing, targets of production and sale growth, new markets, and the progress and timing of projects. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will or may occur in the future. Actual results may differ from those expressed in such statements, depending on a variety of factors, including the timing of bringing new fields on stream; management’s ability in carrying out industrial plans and in succeeding in commercial transactions; future levels of industry product supply; demand and pricing; operational problems; general economic conditions; geopolitical factors including international tensions, social and political instability, changes in the economic and legal frameworks in Eni’s Countries of operations, regulation of the oil & gas industry, power generation and environmental field, development and use of new technologies; changes in public expectations and other changes in business conditions; the actions of competitors.

Eni at a glance	4
Eni’s business model	10
Exploration & Production	14
Gas & Power	41
Refining & Marketing	49
Versalis	59
Engineering & Construction	63

Tables
Financial Data	69
Employees	84
Supplemental oil and gas information	85
Quarterly information	104

Contents

Eni Fact Book Eni at a glance

Eni at a glance

Eni is an integrated company engaged in all the energy supply chain. Eni’s strong presence in the gas market, our operations in LNG, our skills in the power generation and refinery activities,	strengthened by world class skills in engineering and project management, allow us to catch opportunities in the market and to realize integrated projects.

upstream
Eni engages in oil and natural gas exploration, field development and production, in 42 Countries.
The E&C business is an OEM of turnkey projects, industrial complexes and infrastructures onshore and offshore to the oil and gas industry and provides drilling services.

mid-downstream
Eni engages in the supply, trading and shipping of natural gas, LNG, electricity, fuels and chemical products. Through refineries and chemical plants, Eni processes crude oil and other oil-based feedstock to produce fuels, lubricants and chemical products that are supplied to wholesalers or through retail networks or distributors.

In 2013 Eni achieved solid results in a particularly difficult market. Despite problems in Libya, Nigeria and Algeria the E&P Division confirmed its capability to deliver high profits and cash flow thanks to its cost leadership and extraordinary exploration successes. The Mid and Downstream businesses, while at a disadvantage from the Italian and European crisis, strengthened their restructuring actions achieving a significant improvement in cash generation of approximately euro 2 billion. The portfolio rationalization permitted by the new discoveries has allowed an anticipated monetization of results and cash. The overall effect of what we did enabled us to deliver an increased net profit amounting to euro 5.16 billion, up by 23% compared to 2012, to pay a generous dividend and to launch a buyback program, while maintaining a constant debt of euro 15.43 billion.

Net cash generated by operating activities of euro 10.97 billion and proceeds from disposals of euro 6.36 billion, related in particular to the Mozambique project, allowed us to fund completely cash outflows relating to capital expenditure of euro 12.75 billion and Eni’s dividend payments of euro 3.95 billion.

At December 31, 2013, leverage was 0.25, unchanged from 2012.
The Company’s excellent results and robust fundamentals underpin a dividend distribution of euro 1.10 per share (euro 1.08 in 2012).

In 2013 Eni continued to implement the communication and training program "Eni in safety", with 185 workshops dedicated to Eni’s employees. The benefit of this and other programs in safety is confirmed by the positive trend of the injury frequency rate relating to employees and contractors which improved for the ninth consecutive year (down by 28.7% from 2012). Notwithstanding the 10.5% decrease in the fatality index, six fatal accidents occurred in 2013.

Contents

Eni Fact Book Eni at a glance

Exploration & Production
Adjusted net profit was euro 5.95 billion, down by 19.8% from 2012, due to a lower operating performance. Liquids and gas production amounted to 1,619 kboe/d, down by 4.8%, impacted by geopolitical factors.
Solid cash flow at $30 per barrel. As of December 31, 2013 Eni’s net proved oil and gas reserves amounted to 6.54 bboe. The organic reserve replacement ratio was 105% on a comparable basis. The reserve life index is 11.1 years.	Refining & Marketing
Adjusted net loss was euro 232 million, affected by plummeting refining margin due to lower demand for refined products, overcapacity and competitive pressure.
In 2013, Eni’s average retail market share in Italy was 27.5%.

Versalis Adjusted net loss was euro 338 million, which reflected the continuous weakness in demand and margins. Production volumes were 5,817 ktonnes, decreasing by 4.5%.
Gas & Power
In 2013, the Gas & Power Division reported an adjusted operating loss of euro 246 million, with a decrease of euro 719 million reflecting raising competitive pressure with plummeting sale prices and margins in Italy, which effects were exacerbated by minimum off-take obligations provided by long-term supply contracts. Benefit from supply portfolio renegotiation amounted to euro 1.4 billion.
Gas sales were 93.17 bcm with reduction in the main markets, driven by lower demand and increasing competition.
Engineering & Construction
Adjusted net loss amounted to euro 253 million due to marketing and operating difficulties and slowdown in acquiring of new orders in onshore and offshore construction business.
Orders acquired were euro 10,653 million; order backlog amounted to euro 17,541 million.

Eni’s strategy

The 2013 results were achieved in a scenario of increased political instability in certain Countries with Eni’s presence in upstream and difficult conditions in the European midstream and downstream markets, particularly in Italy, affected by demand downturn in the challenging competitive environment characterized by lack of profitability.

In order to tackle with this scenario, management has planned a number of actions that are intended to help the Company to achieve robust performances, against cautious assumptions about the external context whereby we do not anticipate any meaningful improvement in market conditions and have projected flat production profiles in the Company’s main Countries at risk of political instability (Libya, Nigeria and Algeria).
Eni set-up its Action Plan on the base of the following strategic guidelines:
• growth in the upstream supported by monetization of non-core exploration assets;
• continuous engagement in rationalization, rightsizing and modernization in the mid and downstream European markets where Eni is present, selective development of activities in extra European markets with a better perspective growth; as well as
• profitability recovery in the Engineering & Production segment.
Compared to 2013, management expects robust cash generation, up by 40% in the period 2014-2015 and by 55% in the period 2016-2017. Assuming a Brent price of $90 a barrel for the full year 2017, our projected operating cash flows will provide enough resources to maintain the leverage below the ceiling of 0.30, to finance the planned capital expenditure (euro 54 billion) and to ensure a progressive increase in the cash returned to shareholders also through the flexible tool of the buyback program.

In Exploration & Production, Eni confirms its strategy of organic growth by applying its consolidated development model characterized by Eni’s presence in the conventional projects of large dimension as well as efficient structure of development costs, leveraging on significant exploration successes which are proved to be efficient and effective way to achieve the growth of resource base, a driver for production growth/portfolio diversification as well as a vehicle to cash generation by means of discoveries monetization.
The Plan’s targets are:
• robust cash generation from operations up on average by 5% on an annual basis;
• production growth at a rate of 3% in the 2014-2017 period, supported by the development of core areas (including Sub-Saharan Africa, Venezuela, Barents Sea, Kazakhstan) coupled with rebalanced risk profile of our portfolio;
• increase of our resource base, up by 3.2 billion boe in the four-year period, which are planned to be achieved through a capital expenditure plan 5% lower than the previous one.

Contents

Eni Fact Book Eni at a glance

In the Gas & Power Division, Eni expects to achieve an increase in cash generation and to restore profitability leveraging on:
• restructuring of our supply portfolio, in order to reach price alignment with the new market conditions and to minimize the impact of take-or-pay risks on future cash flows through a new round of negotiations or arbitrations;
• focus on high value added businesses, such as LNG, through integration with upstream segment and increasing sales in premium markets, particularly in Far East, on trading activities, through the enhancement of the physical and contractual assets in portfolio, as well as the development of our retail customer base;
• the re-engineering of B2B business by means of commercial offers of innovative products for our customers, efficiency actions and integration with the skills of trading unit;
• process re-engineering and cost cutting in our operations.
Management expects that these turnaround drivers will help the Company to restore profitability by 2015 and generate approximately euro 1.2 billion of adjusted proforma EBITDA in 2017.

In Refining & Marketing, Eni intends to restore profitability despite of the continuous worsening of the scenario, which in 2013 saw the fall of the refining margins to an unprecedented level.
In the refining activities, gradual recovery will be supported by:
• the projects of rationalizations and processes reconversion, resulting in a 22% cut of existing refining capacity during the four-year period;
• higher flexibility, process integration, as well as
• efficiency improvement and energy saving projects.
In marketing operations, management intends to strengthen Eni’s presence in the retail fuels market by means of:
• achievement of higher efficiency results;
• development of non-oil operations; and
• enhancement of LPG and methane distribution.
In the wholesale business, Eni intends to capture opportunities deriving from the closing of third-parties’ refineries, in order to safeguard its position. Finally, Eni will launch innovative activities such as the development of new products (LNG in automotive segment) and innovative services (smart mobility).
Based on these initiatives, in the 2014-2017 four-year period Eni expects to increase its adjusted EBIT under constant scenario assumptions for refining and marketing (base 2013) of more than euro 0.7 billion.

In the Chemical sector, in order to mitigate the impacts of the negative scenario, Eni confirms its strategy of:
• optimization/rationalization of productive capacity, with an objective to achieve more adequate and efficient cost position to refocus on products with higher added value;
• development of new supply chains in the field of green chemistry characterized by lower environmental impact and high demand growth rate; as well as
• internationalization of business to serve consumers even more global and markets features with high growth demand rate and also through strategic alliances signed with important international players.

In the Engineering & Construction segment, the difficulties incurred in certain projects, mainly in the E&C Onshore and Offshore segments, affected severely the business profitability in 2013. Despite this, the sector expects to recover its profitability already in 2014 and to improve gradually marginality in the following years leveraging on the completion of low-margins contracts still present in the current portfolio, effective commercial discipline and investment activities recently completed. These actions will strengthen Saipem’s business model in strategic areas and in strategic markets (projects of large dimension and with high technological complexity, in adverse environmental conditions).

Contents

Eni Fact Book Eni at a glance

Main data

Key financial data (a) (euro million)	2004	2005	2006	2007	2008	2009	2010	2011	2012 (b)	2013
Net sales from operations	57,498	73,692	86,071	87,204	108,082	83,227	98,523	109,589	128,592	114,722
of which: continuing operations					106,978	81,932	96,617	107,690	127,220	114,722
Group operating profit	12,399	16,664	19,336	18,739	18,517	12,055	16,111	17,435	15,962	8,856
Special items	(448)	(1,210)	88	(620)	2,034	1,295	2,290	1,567	4,795	3,046
Profit (loss) on stock	631	1,942	1,059	885	936	(345)	(881)	(1,113)	(17)	716
Group adjusted operating profit	12,582	17,396	20,483	19,004	21,487	13,005	17,520	17,889	20,740	12,618
Adjusted operating profit - continuing operations					21,322	12,722	16,845	17,230	19,798	12,618
Exploration & Production	8,202	12,649	15,521	13,770	17,166	9,489	13,898	16,075	18,537	14,646
Gas & Power	3,448	3,783	4,117	4,414	1,778	2,022	1,268	(247)	356	(663)
Refining & Marketing	923	1,210	794	292	555	(381)	(181)	(539)	(321)	(482)
Versalis	263	261	219	116	(382)	(441)	(96)	(273)	(483)	(386)
Engineering & Construction	215	314	508	840	1,041	1,120	1,326	1,443	1,474	(84)
Other activities	(223)	(296)	(299)	(207)	(244)	(258)	(205)	(226)	(222)	(210)
Corporate and financial companies	(187)	(384)	(244)	(195)	(282)	(342)	(265)	(266)	(325)	(332)
Impact of unrealized intragroup profit elimination and consolidation adjustments	(59)	(141)	(133)	(26)	1,690	1,513	1,100	1,263	782	129
Adjusted operating profit - discontinued operations					165	283	675	659	942

Group net profit	7,059	8,788	9,217	10,011	8,825	4,367	6,318	6,860	7,790	5,160
of which: continuing operations					8,996	4,488	6,252	6,902	4,200	5,160
of which: discontinued operations					(171)	(121)	66	(42)	3,590

Group adjusted net profit	6,645	9,251	10,401	9,569	10,164	5,207	6,869	6,969	7,325	4,433
of which: continuing operations					10,315	5,321	6,770	6,938	7,130	4,433
of which: discontinued operations					(151)	(114)	99	31	195

Net cash provided by operating activities	12,500	14,936	17,001	15,517	21,801	11,136	14,694	14,382	12,371	10,969
of which: continuing operations					21,506	10,755	14,140	13,763	12,356	10,969
of which: discontinued operations					295	381	554	619	15
Capital expenditure	7,499	7,414	7,833	10,593	14,562	13,695	13,870	13,438	13,517	12,750
of which: continuing operations					12,935	12,216	12,450	11,909	12,761	12,750
of which: discontinued operations					1,627	1,479	1,420	1,529	756

Shareholders’ equity including non-controlling interests	35,540	39,217	41,199	42,867	48,510	50,051	55,728	60,393	62,558	61,174
Net borrowings	10,443	10,475	6,767	16,327	18,376	23,055	26,119	28,032	15,511	15,428
Leverage	0.29	0.27	0.16	0.38	0.38	0.46	0.47	0.46	0.25	0.25
Net capital employed	45,983	49,692	47,966	59,194	66,886	73,106	81,847	88,425	78,069	76,602
Exploration & Production	16,770	19,109	17,783	23,826	31,362	32,455	37,646	42,024	42,394	45,721
Gas & Power	19,554	20,075	19,713	21,333	9,636	11,024	12,931	12,367	11,124	9,735
Snam					11,918	13,730	14,415	15,393
Refining & Marketing	5,081	5,993	5,631	7,675	7,379	8,105	8,321	9,188	8,846	7,969
Versalis	2,076	2,018	1,953	2,228	1,915	1,774	1,978	2,252	2,557	2,656
Engineering & Construction	2,403	2,844	3,399	4,313	5,022	6,566	7,610	8,217	9,992	9,616
Corporate financial companies and other activities	277	2	(95)	294	24	(192)	(527)	(393)	3,659	1,382
Impact of unrealized intragroup profit elimination	(178)	(349)	(418)	(475)	(370)	(356)	(527)	(623)	(503)	(477)

(a) Following the divestment of Regulated Businesses in Italy, results of Snam have been accounted as "discontinued operations". Results for the 2008-2011 period have been restated accordingly.
(b) 2012 figures have been restated following the adoption of the International Accounting Standard (IAS) 19 "Employees benefits", effective since January 1, 2013.

Key market indicators	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013
Average price of Brent dated crude oil (a)		38.22	54.38	65.14	72.52	96.99	61.51	79.47	111.27	111.58	108.66
Average EUR/USD exchange rate (b)		1.244	1.244	1.256	1.371	1.471	1.393	1.327	1.392	1.285	1.328
Average price in euro of Brent dated crude oil		30.72	43.71	51.86	52.90	65.93	44.16	59.89	79.94	86.83	81.82
Average European refining margin (c)		4.35	5.78	3.79	4.52	6.49	3.13	2.66	2.06	4.83	2.64
Average European refining margin Brent/Ural (c)		7.03	8.33	6.50	6.45	8.85	3.56	3.47	2.90	4.94	2.60
Euribor - three-month euro rate	(%)	2.1	2.2	3.1	4.3	4.6	1.2	0.8	1.4	0.6	0.2

(a) In US dollars per barrel. Source: Platt’s Oilgram. (b) Source: ECB. (c) In US dollars per barrel FOB Mediterranean Brent dated crude oil. Source: Eni calculations based on Platt’s Oilgram data.

Contents
Eni Fact Book Eni at a glance
Selected operating data	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013
Corporate (a)
Employees at period end	(number)	71,572	71,773	72,850	75,125	71,714	71,461	73,768	72,574	77,838	82,289
of which: - women		10,326	10,620	10,841	10,977	11,611	11,955	12,161	12,542	12,860	13,601
of which: - outside Italy		32,691	34,036	35,818	38,634	41,971	42,633	45,967	45,516	51,034	55,507
Female managers	(%)	12.5	12.4	13.5	14.1	16.3	17.3	18.0	18.5	18.9	19.4
Employees injury frequency rate	(number of accidents per million of worked hours)	3.99	2.74	2.45	1.93	1.22	0.84	0.80	0.65	0.57	0.40
Contractors injury frequency rate	7.84	2.59	1.54	1.45	1.09	0.97	0.71	0.57	0.45	0.32
Fatality index	(fatal injuries per one hundred millions of worked hours)	5.64	3.38	2.31	2.97	2.75	1.20	4.77	1.94	1.10	0.98
Oil spills due to operations	(barrels)	7,813	6,908	6,151	6,731	4,749	6,259	4,269	7,295	3,759	1,901
Direct GHG emission	(mmtonnes CO2 eq)	58.34	61.85	60.72	67.25	59.59	55.49	58.26	49.13	52.50	47.30
R&D expenditure (b)	(euro million)	257	204	222	208	211	233	218	190	211	197

Exploration & Production
Proved reserves of hydrocarbons	(mmboe)	7,218	6,837	6,436	6,370	6,600	6,571	6,843	7,086	7,166	6,535
Reserve life index	(years)	12.1	10.8	10.0	10.0	10.0	10.2	10.3	12.3	11.5	11.1
Production of hydrocarbons	(kboe/d)	1,624	1,737	1,770	1,736	1,797	1,769	1,815	1,581	1,701	1,619

Gas & Power
Sales of consolidated companies (including own consumption)	(bcm)	76.49	82.62	85.76	84.83	89.32	89.60	82.00	84.05	84.30	83.60
Sales of Eni’s affiliates (Eni’s share)		5.84	7.08	7.65	8.74	8.91	7.95	9.41	9.85	8.29	6.96
Total sales and own consumption (G&P)		82.33	89.70	93.41	93.57	98.23	97.55	91.41	93.90	92.59	90.56
E&P sales in Europe and in the Gulf of Mexico		4.70	4.51	4.69	5.39	6.00	6.17	5.65	2.86	2.73	2.61
Worldwide gas sales		87.03	94.21	98.10	98.96	104.23	103.72	97.06	96.76	95.32	93.17
Electricity sold	(TWh)	16.95	27.56	31.03	33.19	29.93	33.96	39.54	40.28	42.58	35.05

Refining & Marketing
Throughputs on own account	(mmtonnes)	37.69	38.79	38.04	37.15	35.84	34.55	34.80	31.96	30.01	27.38
Balanced capacity of wholly-owned refineries	(kbbl/d)	504	524	534	544	737	747	757	767	767	787
Sales of refined products	(mmtonnes)	53.54	51.63	51.13	50.15	49.16	45.59	46.80	45.02	48.33	43.49
Retail sales in Europe		14.40	12.42	12.48	12.65	12.03	12.02	11.73	11.37	10.87	9.69
Service stations at year end	(units)	9,140	6,282	6,294	6,440	5,956	5,986	6,167	6,287	6,384	6,386
Average throughput per service station	(kliters/y)	1,970	2,479	2,470	2,486	2,502	2,477	2,353	2,206	2,064	1,828

Versalis
Production	(ktonnes)	7,118	7,282	7,072	8,795	7,372	6,521	7,220	6,245	6,090	5,817
of which: - Intermediates		4,236	4,450	4,275	5,688	5,110	4,350	4,860	4,101	3,595	3,462
of which: - Polymers		2,882	2,832	2,797	3,107	2,262	2,171	2,360	2,144	2,495	2,355
Average plant utilization rate	(%)	75.2	78.4	76.4	80.6	68.6	65.4	72.9	65.3	66.7	65.3

Engineering & Construction
Orders acquired	(euro million)	5,784	8,395	11,172	11,845	13,860	9,917	12,935	12,505	13,391	10,653
Order backlog at year end		8,521	10,122	13,191	15,390	19,105	18,370	20,505	20,417	19,739	17,514

(a) Following the divestment of Regulated Businesses in Italy, data for the year 2012 do not include Snam contribution. Results for the 2008-2011 period have been restated accordingly.
(b) Net of general and administrative costs.

Share data	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013
Net profit (a) (b)	(euro)	1.87	2.34	2.49	2.73	2.43	1.21	1.74	1.89	2.15	1.42
Net profit - continuing operations (a) (b) (*)						2.47	1.24	1.72	1.90	1.16	1.42
Dividend	(euro million)	0.90	1.10	1.25	1.30	1.30	1.00	1.00	1.04	1.08	1.10
Dividend pertaining to the year		3,384	4,086	4,594	4,750	4,714	3,622	3,622	3,695	3,840	3,949
Cash flow	(euro)	3.31	3.97	4.59	4.23	5.99	3.07	4.06	3.97	3.41	3.52
Dividend yield (c)	(%)	4.9	4.7	5.0	5.3	7.6	5.8	6.1	6.6	5.9	6.5
Net profit per ADR (d) (*)	(US$)	4.66	5.81	6.26	7.49	7.27	3.45	4.59	5.29	2.98	3.77
Dividend per ADR (d)		2.17	2.74	3.14	3.56	3.82	2.79	2.65	2.90	2.78	2.83
Cash flow per ADR (d)		8.96	9.40	11.53	11.60	17.63	8.56	10.77	11.05	8.77	9.04
Dividend yield per ADR (c)	(%)	5.0	4.7	5.0	5.3	7.6	5.8	6.1	6.6	5.8	4.6
Pay-out		48	46	50	47	53	81	57	55	50	77
Number of shares at period end representing share capital	(million shares)	4,004.4	4,005.4	4,005.4	4,005.4	4,005.4	4,005.4	4,005.4	4,005.4	3,634.2	3,634.2
Average number of shares outstanding in the year (e) (fully diluted)		3,771.7	3,763.4	3,701.3	3,669.2	3,638.9	3,622.4	3,622.5	3,622.7	3,622.8	3,622.8
TSR	(%)	28.5	35.3	14.8	3.2	(29.1)	13.7	(2.2)	5.1	22.0	1.3

(*) Following the divestment of Regulated Businesses in Italy, results of Snam have been accounted for as "discontinued operations", based on IFRS 5. Results for the 2008-2011 period have been restated accordingly. Net profit refers to results of continuing operations as reported in Eni consolidated Annual Report.
(a) Calculated on the average number of Eni shares outstanding during the year.
(b) Pertaining to Eni’s shareholders.
(c) Ratio between dividend of the year and average share price in December.
(d) One ADR represents 2 shares. Net profit, dividends and cash flow data were converted using average exchange rates. Dividends data were converted at the Noon Buying Rate of the pay-out date.
(e) Calculated by excluding own shares in portfolio.

Contents

Eni Fact Book Eni at a glance

Share information	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013
Share price - Milan Stock Exchange
High	(euro)	18.75	24.96	25.73	28.33	26.93	18.35	18.56	18.42	18.70	19.48
Low		14.72	17.93	21.82	22.76	13.80	12.30	14.61	12.17	15.25	15.29
Average		16.94	21.60	23.83	25.10	21.43	16.59	16.39	15.95	17.18	17.57
End of the period		18.42	23.43	25.48	25.05	16.74	17.80	16.34	16.01	18.34	17.49

ADR price (a) - New York Stock Exchange
High	(US$)	126.45	151.35	67.69	78.29	84.14	54.45	53.89	53.74	49.44	52.12
Low		92.35	118.50	54.65	60.22	37.22	31.07	35.37	32.98	36.85	40.39
Average		105.60	134.02	59.97	68.80	63.38	46.36	43.56	44.41	44.24	46.68
End of the period		125.84	139.46	67.28	72.43	47.82	50.61	43.74	41.27	49.14	48.49

Average daily exchanged shares	(million shares)	20.0	28.5	26.2	30.5	28.7	27.9	20.7	22.9	15.6	15.4
Value	(euro million)	338.7	620.7	619.1	773.1	610.4	461.7	336.0	355.0	267.0	271.4
Number of shares outstanding at period end (b)	(million shares)	3,770.0	3,727.3	3,680.4	3,656.8	3,622.4	3,622.4	3,622.7	3,622.7	3,622.8	3,622.8
Market capitalization (c)
EUR	(billion)	69.4	87.3	93.8	91.6	60.6	64.5	59.2	58.0	66.4	63.4
USD		94.9	104.0	123.8	132.4	86.6	91.7	79.2	75.0	87.7	87.4

(a) Effective January 10, 2006 a 5:2 stock split was made. Previous period’s prices have not been restated.
(b) Excluding treasury shares.
(c) Number of outstanding shares by reference price at period end.

Data on Eni share placement	1995	1996	1997	1998	2001

Offer price	(euro/share)	5.42	7.40	9.90	11.80	13.60
Number of share placed	(million shares)	601.9	647.5	728.4	608.1	200.1
of which: through bonus share			1.9	15.0	24.4	39.6
Percentage of share capital (a)	(%)	15.0	16.2	18.2	15.2	5.0
Proceeds	(euro million)	3,254	4,596	6,869	6,714	2,721

(a) Refers to share capital at December 31, 2013.

Contents

Eni Fact Book Eni's business model

Eni's business model

Eni's business model targets long-term value creation by delivering on profitability and growth, improving efficiency and mitigating risks, taking into account the interests of all the stakeholders.
The main capitals used by Eni (financial capital, manufacture capital, intellectual capital, natural capital, human capital, social and relationship capital) are classified in accordance with the criteria included in the "International IR Framework" published by the International Integrated Reporting Council (IIRC). Our 2013 robust financial results and sustainability performance rely on the responsible and efficient use of our capitals which resulted in operational excellence, asset integrity, handling of operational risk, preservation of health, safety and the environment.

These results are based on the great attention paid to the specific features of the Countries where Eni operates and thus on cooperation for their development. Starting from an assessment of their potential Eni promotes partnerships providing local people new opportunities for growth and development. This is a competitive lever in the Countries where Eni's experience is more recent but also in more established areas. In each one of them, our objective is to create high quality jobs targeted at local resources on an equal opportunity basis.
The culture of plurality is a distinctive feature of Eni's strongly internationally oriented business model.

strategic guidelines
What are the strategic guidelines to use and develop our assets?
> profitable growth
> strict capex discipline
> focus on core areas
> partnerships with NOCs
> reduction of time to market
> operatorship
> gas supply contracts renegotiation
> leadership in the european gas market
> capacity reduction in commodity businesses
> leveraging on asset flexibility
> focus on customers and premium/niche segments
integrated risk management
Integrated risk management model across our businesses
assets
What distintive assets for delivering Sustainable Value?
> solid resource base
> giant projects
> high potential exploration portfolio
> low cost position
> diversified gas supply portfolio
> large and international customer base
> plant efficiency
> eni brand
financial capital
manufacture capital
intellectual capital
human capital
social and relationship capital
natural capital
strategic guidelines
integrated risk management
assets
delivering on sustainable value
drivers
governance
governance
Framework of stringent and clear rules of governance
drivers
What principles for delivering Sustainable Value?
> cooperation for host countries' development
> integration all along the energy supply chain
> excellence in conducting our operations
> innovation in developing competitive solutions
> inclusiveness of Eni's people and diversity promotion
> responsibility in managing the business

Contents

Eni Fact Book Eni's business model

The inclusion of all Eni’s people with their diversity merges with the protection of health and safety on the workplace, with the professional development and engagement in the company’s objectives. Eni guarantees equal treatment to all its people defining worldwide remuneration policies and committing itself and its suppliers to the respect of the basic workers’ rights in all the Countries of operation.
Responsibility is assumed as commitment to transparency and anticorruption practices while respecting human rights in all areas and promoting the development of Countries and their society. In deploying its activities, Eni activates a flow of resources that can be crucial for economic growth. Only a strict discipline of integrity and promotion of transparency, in particular as concerns payments to producing Countries can protect from corruption and build the basis for a proper use of these resources aimed at sustainable development.
Our way of doing business is based on operating excellence that leverages on best practices, quality systems, advanced and high quality technologies to guarantee full respect of communities and their environment. A safe management of plants and the mitigation of risks represent a prerequisite for a proper environmental management and for the reduction of environmental impacts.
The exploration of frontier areas and Asian territories that are considered difficult and environmentally sensitive are the result not	only of Eni’s drive to development while applying new technologies but also of a responsible and sustainable corporate strategy.
Eni’s presence worldwide in the most sensitive areas was made possible by technological innovation and the application of advanced methodologies that allow work also in harsh contexts guaranteeing the protection of the environments and the conservation of sensitive ecosystems and biodiversity.
Lastly, as an integrated energy company, Eni works alongside governments of producing Countries in planning and designing solutions for the development of local energy systems, cooperating with national companies in the development of energy sources and building infrastructure for their use and monetization. One of the main actions performed concerns the fight against energy poverty in particular in Sub-Saharan Africa with the support of the development of local technologies and the reduction of waste where infrastructure already exists.
Eni has in fact started a new path of evolution and relaunch of its chemical and refining activities directing its focus on the so called green chemistry and bio-refining.
The table below describes the main results associated to each capital. For detailed information and results from the use of financial and manufacture capitals, see the Consolidated Sustainability Statements and the Financial Review of the 2013 Annual Report.

Safety	2009	2010	2011	2012	2013
Injury frequency rate	(number of accidents per million of worked hours)	0.92	0.75	0.60	0.49	0.35
- employees		0.84	0.80	0.65	0.57	0.40
- contractors		0.97	0.71	0.57	0.45	0.32
Fatality index	(fatal injuries/one hundred millions of worked hours)	1.20	4.77	1.94	1.10	0.98
- employees		0.89	6.66	1.19	0.87	1.74
- contractors		1.40	3.55	2.38	1.23	0.53
Safety expenditure and investments	(euro million)	488	260	320	371	409
Professional illnesses reported	(number)	123	184	135	69	68
Health and hygiene expenditure and investments	(euro million)	78	55	79	48	51

Employees	2009	2010	2011	2012	2013
Employees as of December 31	(number)	71,461	73,768	72,574	77,838	82,289
- men		59,506	61,607	60,032	64,978	68,688
- women		11,955	12,161	12,542	12,860	13,601
Employees abroad by type		42,633	45,967	45,516	51,034	55,507
- locals		33,483	35,835	34,801	39,668	43,121
- Italian expatriates		2,771	3,123	3,208	3,867	3,955
- International expatriates (including TCN)		6,379	7,009	7,507	7,499	8,431
Senior Managers employed		1,437	1,454	1,468	1,474	1,475
- of which women		141	147	152	159	160
Managers/Supervisors employed		12,395	12,837	12,754	13,199	13,637
- of which women		2,258	2,421	2,477	2,615	2,767
Employees		33,931	34,599	36,019	38,497	39,943
- of which women		9,171	9,040	9,394	9,777	10,310
Workers employed		23,698	24,878	22,333	24,668	27,234
- of which women		385	553	519	309	364
Local employees abroad by professional category		33,483	35,835	34,801	39,668	43,121
- of which senior managers		224	228	228	223	216
- of which managers/supervisors		3,138	3,461	3,476	3,798	4,001
- of which employees		15,533	16,269	17,529	19,683	20,522
- of which workers		14,588	15,877	13,568	15,964	18,382
Training hours	(thousand hours)	2,930	2,949	3,127	3,132	4,350

Contents

Eni Fact Book Eni's business model

Spending for the territory	(euro million)	2009	2010	2011	2012	2013
Total spending for the territory	98	107	101	91	101
- of which interventions on the territories from agreements, conventions and PSA	70	75	69	63	58
- of which short-term investments linked to initiatives in favor of the territories	1	4	1	3	1
- of which association memberships fees	1	2	2	2	2
- of which contributions to the Eni Foundation	5	5	3	-	10
- of which sponsorships for the territory	16	17	22	19	26
- of which contributions to the Eni Enrico Mattei Foundation	4	4	4	4	4

Procurement by geographical area 2013	Africa	Americas	Asia	Italy	Rest of Europe	Oceania

Number of suppliers	(number)	7,105	6,116	5,246	9,980	9,940	520
Total procurement	(euro million)	8,434	2,871	5,036	10,714	5,340	419
- in goods	(%)	17.5	24.2	16.2	11.2	17.9	10.3
- in works		16.3	26.3	21.5	12.4	26.1	1.0
- in services		60.8	47.8	49.2	73.1	53.7	88.2
- of which unidentifiable		5.4	1.7	13.1	3.3	2.3	0.5

Local procurement 2013 by Country

% procurement on local market	Countries

0 - 25%	UAE, Luxembourg, Malaysia, Mozambique, Peru, Portugal.
26 - 49%	Angola, China, Germany, Iran, Iraq, Libya, Norway, Republic Czech, Slovenia.
50 - 74%	Algeria, Saudi Arabia, Brazil, Republic of Congo, Croatia, Egypt, France, Ghana, United Kingdom, India, Italy, Kazakhstan, the Netherlands, Pakistan, Singapore, Switzerland, Togo, Tunisia, Hungary.
75 - 100%	Argentina, Australia, Austria, Belgium, Canada, Cyprus, Ecuador, Gabon, Indonesia, Kenya, Mexico, Nigeria, Poland, Romania, Russia, Spain, United States, Ukraine, Venezuela, Vietnam.

Relations with suppliers	2009	2010	2011	2012	2013

Procurement by macro-class	(euro million)	33,084	31,187	32,586	31,811	32,814
Supplier concentration top 20	(%)	24	18	20	15	17
Suppliers	(number)	33,447	32,601	31,878	32,621	34,848
Qualification cycles carried out during the year		21,066	32,962	26,936	31,991	46,913
Suppliers subjected to qualification procedures including screening on human rights		7,798	10,096	11,471	12,471	14,833
% procurement from suppliers subjected to qualification procedures including screening on human rights	(%)	87	85	90	88	87

Relations with customers	2009	2010	2011	2012	2013

R&M Customer satisfaction
Customer satisfaction index	(likert scale)	7.93	7.84	7.74	7.90	8.10
Customers involved in the satisfaction survey (R&M)	(number)	10,711	30,618	30,524	30,438	29,863
G&P Customer satisfaction
Eni customer satisfaction score	(%)	83.7	87.4	88.6	89.7	90.4 (b)
Panel Average (G&P) (a)		87.0	87.4	90.8	91.2	93.1

(a) The panel analyzed refers to companies representing more than 50% of the market with more than 50,000 customers (Source: AEEG survey – carried out on the first half of 2013 – relating to the quality of telephone services of providers of electricity and gas).
(b) The customer satisfaction score for 2013 relates to the first six months as at the date of publication of this document the Authority for Electricity and Gas had not yet published the data for the second half of the year.

Contents

Eni Fact Book Eni's business model

Environmental performance	2009	2010	2011	2012	2013
Direct GHG emissions	(tonnes CO2 eq)	55,494,551	58,259,157	49,128,806	52,498,789	47,299,030
- of which CO2 from combustion and process	(tonnes)	35,788,121	37,948,625	35,319,845	36,365,220	34.171.33
- of which CO2 equivalents from flaring	(tonnes CO2 eq)	13,839,353	13,834,988	9,553,894	9,461,518	8,478,376
- of which CO2 equivalents from CH4 (methane)		3,684,874	4,135,523	3,222,051	4,475,756	2,901,503
- of which CO2 equivalents from venting		2,182,202	2,340,021	1,033,017	2,196,295	1,747,812
CO2 eq emissions/100% net operated hydrocarbon production	(tonnes CO2 eq/toe)	0.235	0.235	0.206	0.226	0.222
CO2 eq emissions/kWh eq (EniPower)	(kg CO2 eq/kWh eq)	0.410	0.407	0.404	0.399	0.407
CO2 eq emissions/uEDC (R&M)	(tonnes CO2 eq/kbbl/SD)	1,240	1,284	1,231	1,143	1,049
NOx (nitrogen oxide) emissions	(tonnes NO2 eq)	110,910	106,040	97,114	115,571	102,295
SOx (sulphur oxide) emissions	(tonnes SO2 eq)	45,985	50,085	37,943	30,137	27,949
NMVOC (Non-Methane Volatile Organic Compounds) emissions	(tonnes)	75,318	68,490	46,228	48,702	43,536
TSP (Total Suspended Particulate) emissions		3,936	3,783	3,297	3,548	2,848
Energy consumption from production activities/100% operated hydrocarbon gross production (E&P)	(GJ/toe)			1,615	1,557	1,536
Total water withdrawals	(mmcm)	2,839.97	2,786.78	2,577.98	2,359.21	2,206.36
Total production and/or process water extracted (a)		59.67	61.15	58.16	61.17	61.32
- of which re-injected		23.32	27.11	25.18	20.82	20.23
Total recycled and/or reused water		490.22	544.63	519.43	519.93	735.89
Total number of oil spills (>1 barrel) (b)	(number)	308	330	418	329	386
Total volume of oil spills (>1 barrel) (b)	(barrels)	21,547	22,964	14,952	12,428	7,903
- of which from sabotage and terrorism		15,288	18,695	7,657	8,669	6,002
- of which due to operations		6,259	4,269	7,295	3,759	1,901
Waste from production activities	(tonnes)	1,078,839	1,400,488	1,309,135	1,378,385	1,599,931
Hazardous waste from production activities		418,120	489,108	476,552	365,695	374,412
Non-hazardous waste from production activities		660,719	911,380	832,582	1,012,690	1,225,519
Environmental expenditure and investments	(euro million)	1,231	916	893	743	711

(a) Since 2012, the amount includes the contribution of production water injected into deep wells for disposal purposes. (b) Data until 2011 include oil spills which are less than a barrel.

Technological innovation	2009	2010	2011	2012	2013
R&D expenditure	(euro million)	287	275	246	263	218
- R&D expenditure net of general and administrative costs		233	218	190	211	197
Personnel employed in R&D activities (full time equivalent)	(number)	1,019	1,019	925	975	986
Existing patents		7,751	7,998	8,884	8,931	9,427

Knowledge management	(number)	2009	2010	2011	2012	2013
Knowledge community/network by application sector	44	53	58	63	65
- business	38	48	53	53	55
- transversal	6	5	5	10	10
Participants in knowledge community/network by application sector	1,827	2,624	3,634	4,732	5,676
- business	1,601	2,385	3,376	4,098	4,909
- transversal	226	239	258	634	767

Contents

Eni Fact Book Exploration & Production

Exploration & Production

Key performance indicators
2009	2010	2011	2012	2013

Employees injury frequency rate	(No. of accidents per million of worked hours)	0.49	0.72	0.41	0.28	0.14
Contractors injury frequency rate		0.59	0.48	0.41	0.36	0.26
Fatality index	(No. of fatalities per 100 million of worked hours)	1.77	7.90	1.83	0.81	-

Net sales from operations (a)	(euro million)	23,801	29,497	29,121	35,881	31,268
Operating profit		9,120	13,866	15,887	18,470	14,871
Adjusted operating profit		9,489	13,898	16,075	18,537	14,646
Adjusted net profit		3,881	5,609	6,865	7,426	5,952
Capital expenditure		9,486	9,690	9,435	10,307	10,475
Adjusted ROACE	(%)	12.3	16.0	17.2	17.6	13.5

Profit per boe (b)	($/boe)	8.1	11.9	17.0	16.0	15.5
Opex per boe (b)		5.8	6.1	7.3	7.1	8.3
Cash Flow per boe (d)		23.7	25.5	31.7	32.8	31.9
Finding & Development cost per boe (c) (d)		28.9	19.3	18.8	17.4	19.2
Average hydrocarbons realizations (d)		46.90	55.60	72.26	73.39	71.87

Production of hydrocarbons (d)	(kboe/d)	1,769	1,815	1,581	1,701	1,619
Estimated net proved reserves of hydrocarbons (d)	(mmboe)	6,571	6,843	7,086	7,166	6,535
Reserves life index (d)	(years)	10.2	10.3	12.3	11.5	11.1
Organic reserves replacement ratio (d)	(%)	93	127	143	147	105

Employees at year end	(number)	10,271	10,276	10,425	11,304	12,352
of which: outside Italy		6,388	6,370	6,628	7,371	8,219
Oil spills due to operations (>1 barrel)	(bbl)	6,259	3,820	2,930	3,015	1,728
Oil spills from sabotage (>1 barrel)		15,288	18,695	7,657	8,436	5,493
Produced water re-injected	(%)	39	44	43	49	55
Direct GHG emissions	(mmtonnes CO2 eq)	29.73	31.20	23.59	28.46	25.71
of which: from flaring		13.84	13.83	9.55	9.46	8.48
Community investment	(euro million)	67	72	62	59	53

(a) Before elimination of intragroup sales. (b) Consolidated subsidiaries. (c) Three-year average. (d) Includes Eni’s share of equity-accounted entities.

Performance of the year
I In 2013, employees and contractors injury frequency rate continued with a positive trend (down by 48.7% and by 28.8% from 2012, respectively), with a zero fatality index.
- Direct greenhouse gas emissions decreased by 9.7% compared to the previous year (down by 10.4% from flaring) due to, in particular, flaring down projects in Nigeria and higher supply to the power plants in Congo (in particular to the CEC power plant, Eni’s interest 20%).
- Oil spills reported a decline from 2012 (down by 42.7% from operations; down by 34.9% from sabotage) and zero blow-outs for the tenth consecutive year.
- Achieved a record result of 55% in re-injection of the produced water. In particular, a water re-injection program is planned in the Nigerian onshore for the next years.	- In 2013 the E&P Division reported a decline of euro 1,474 million, or 20% from 2012 in adjusted net profit due to extraordinary disruptions in particular in Libya, Nigeria and Algeria. Cash generation was strong with $30 per barrel due to our low cost position.
- In 2013, oil and natural gas production of 1,619 kboe/day declined by 4.8% from 2012 mainly due to geopolitical factors. The contribution of the start-ups/ramp-ups was partly offset by the effects of planned facility downtimes and technical problems, as well as mature field declines.
- Estimated net proved reserves at December 31, 2013 amounted to 6.54 bboe based on a reference Brent price of $108 per barrel.
The organic reserves replacement ratio was 105% with a reserves life index of 11.1 years (11.5 years in 2012).

Contents

Eni Fact Book Exploration & Production

Portfolio optimization

I Concluded the sale of a 20% interest in Area 4 operated by Eni and located in Mozambique to Chinese partner CNPC, for a total consideration of euro 3.4 billion. This operation has ensured an anticipated monetization of future cash flow expected from asset development. CNPC’s entrance into Area 4 is strategically significant for the project because of the worldwide importance of the company in the upstream and downstream sectors.
- Divested to certain Gazprom subsidiaries a 60% interest in Artic Russia, the subsidiary owing a 49% stake of Severenergia, which holds four licenses for the exploration and production of hydrocarbons in Russia. On January 15, 2014, the consideration for the disposal equal to euro 2.2 billion was cashed in.
- Awarded the exploration licenses in emerging basins which represent new frontiers in oil and gas exploration activity such as Vietnam, Myanmar and Greenland, in the high potential areas such as Cyprus, Russian offshore and Kenya, as well as legacy areas such as Australia, Indonesia, China, Congo, Egypt and Norway.

Exploration activity

I In 2013 exploration activity reported a successful performance, with approximately 1.8 bboe of discovered resources at an average competitive cost of $1.2 per barrel.
- Exploration campaign of the year in Mozambique, in the offshore of the Rovuma basin in the Area 4 (Eni operator with a 50% interest), regarded the appraisal of the Mamba and Coral discoveries and a new prospect in the Southern section of Area 4, with Agulha discovery. Management estimates that Area 4 may contain up to 2,650 billion cubic meters of gas in place.
- Recent appraisal of the Sankofa East discovery in the Offshore Cape Three Points license (Eni operator with a 47.22% interest), in Ghana, confirming high oil potential of the western part of the area. The total potential of the Sankofa East oil discovery is estimated at approximately 450 million barrels of oil in place with recoverable reserves up to 150 million barrels.
- Oil Skavl discovery (Eni’s interest 30%) in the Barents Sea in Norway confirmed an extraordinarily high potential of the area, in addition to the recent oil and gas Skrugard and Havis discoveries. The total recoverable resources are estimated at over 500 million barrels at 100% and are planned to be put in production by means of fast-track synergic development.
- Recent discoveries and appraisal activities in the Marine XII Block (Eni operator with 65%) in Congo achieved the mineral potential of the area to 2.5 billion boe in place.
- Further exploration successes of the year were reported in

Australia, Angola, Egypt, Norway and Pakistan where existing facilities ensure to reduce time-to-market and costs.
- Achieved a strategic cooperation agreement with Rosneft for exploration activities in the Russian offshore (Fedynsky and Central Barents licenses) where seismic surveys started, and in the Black Sea (Western Chernomorsky license).
- Signed an agreement with Quicksilver for joint exploration and development of unconventional oil reservoirs (shale oil), located in onshore of the United States. In particular, Eni will participate with a 50% interest.
- In 2013 exploration expenditure amounted to euro 1,669 million. In the year 53 new exploratory wells (27.8 net to Eni) were completed with an overall commercial success rate of 36.9% (38.5% net to Eni). In addition 129 exploratory wells drilled are in progress at year end (55 net to Eni).

Sustainability and portfolio developments

I Developed a training program in the field of human rights for staff, in particular employed in the security area, at Eni’s subsidiaries in Indonesia and Algeria. The activities involved totally approximately 200 employees in the Jakarta and Borneo area, as well as Algeri. This Eni’s program is a part of a multi-year project presented at Global Compact Leaders Summit in September 2013.
- In 2013 the community investment amounted to euro 53 million (euro 59 million in 2012). Eni’s commitment to "access to energy" progresses in Congo and Nigeria.
- Achieved start-up of the accelerated early production of the giant Junin 5 oil field (Eni’s interest 40%) in the Orinoco Belt, with 35 bbbl of certified heavy oil in place. Early production of the first phase is expected to reach a plateau of 75 kbbl/d by the end of 2015.
- In line with production plans, in addition to the above mentioned Junin 5, the MLE-CAFC (Eni’s interest 75%) and El Merk (Eni’s interest 12.25%) fields in Algeria, the liquefaction plant Angola LNG (Eni’s interest 13.6%) and other projects in Egypt, Nigeria, Norway and the United Kingdom have been started-up as well as 7 main FIDs were sanctioned. The start-up of new fields and continuing production ramp-ups contributed with 140 kboe/day of new production.
- Eni invested euro 8,580 in the completion of the important projects (up by 3.3% compared to 2012), particularly in Norway, the United States, Angola, Congo, Italia, Nigeria, Kazakhstan, Egypt and the United Kingdom.
- In 2013, the overall expenditure in R&D activities in the E&P Division was euro 87 million (euro 94 million in 2012).

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Eni Fact Book Exploration & Production

Activity areas

■  Italy
Eni has been operating in Italy since 1926. In 2013, Eni’s oil and gas production amounted to 186 kboe/d. Eni’s activities in Italy are deployed in the Adriatic and Ionian Sea, the Central Southern Apennines, mainland and offshore Sicily and the Po Valley, on a total developed and undeveloped acreage of 21,478 square kilometers (17,282 net to Eni).
Eni’s exploration and development activities in Italy are regulated by concession contracts (67 operated onshore and 72 operated offshore).

Adriatic and Ionian Sea
Production Fields in the Adriatic and Ionian Sea accounted for 49% of Eni’s domestic production in 2013, mainly gas. Main operated fields are Barbara, Annamaria, Angela-Angelina, Porto Garibaldi, Cervia, Bonaccia, Luna and Hera Lacinia. Production is operated by means of 73 fixed platforms (3 of these are manned) installed on the main fields, to which satellite fields are linked by underwater infrastructures. Production is carried by sealine to the mainland where it is input in the national gas network. The system is subject continuously to rigorous safety control, maintenance activities and production optimization, in particular at the Annamaria, Armida, Angela- Angelina, Cervia and Emilio fields.
Development Main development activities concerned: (i) upgrading of hydrocarbon compression treatment facilities at the production platform of the Barbara field; and (ii) the start-up of development projects for the Elettra and Fauzia fields.
Exploration Exploration activities concerned areas nearby producing fields with identification of possible near field opportunities. Moreover, in 2013 Eni presented to the relevant Authorities the acquisition of an exploration license which is located nearby Eni’s producing fields.

Central Southern Apennines
Production Eni is the operator of the Val d’Agri concession (Eni’s interest 60.77%) in the Basilicata Region, resulting from the unitization of the Volturino and Grumento Nova concessions made in the end of 2005. Production from the Monte Alpi, Monte Enoc and Cerro Falcone fields is fed by 29 production wells and is treated by the Viggiano oil center. In 2013, the Val d’Agri concession accounted for 34% of Eni’s production in Italy.
Development In the Val d’Agri concession the development plan is ongoing as agreed with the Basilicata Region in 1998: (i) the construction of a new gas treatment unit progressed, aiming at improving the environmental performance of the treatment unit and achieving a production capacity of 104 kbbl/d; (ii) start-up of Alli 2 producing well; (iii) the Environmental Monitoring Plan is underway, which is a project of absolute excellence in environmental protection. Moreover, Eni defines the measures of environmental protection, through the Biodiversity Action Plan in Val d’Agri, started-up in 2008 and aimed at mitigation of localized effects linked to the operating activities; (iv) continuing improvement and maintenance activities progressed to optimize environmental and production performance of the field.
Exploration Eni is currently performing activities to assess the residual mineral potential in the area.

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Eni Fact Book Exploration & Production

Sicily
Production Eni is the operator of 12 production concessions onshore and 2 production concessions offshore in Sicily, which in 2013 accounted for approximately 10% of Eni’s production in Italy. The main fields are Gela, Ragusa, Tresauro, Giaurone, Fiumetto and Prezioso.
Development Maintenance and optimization activities are ongoing at productive wells of Gela, Ragusa and Tresauro fields.

Eni submitted to the relevant Authorities the necessary information of the environmental process to sanction the development plan of Argo and Cassiopea discoveries, in offshore Sicily. The plan was approved by the technical authorities.

■  Rest of Europe

Norway
Eni has been operating in Norway since 1965. Eni’s activities are performed in the Norwegian Sea, in the Norwegian section of the North Sea and in the Barents Sea over a developed and undeveloped acreage of 11,566 square kilometers (3,779 square kilometers net to Eni). Eni’s production in Norway amounted to 106 kboe/d in 2013.
Exploration and production activities in Norway are regulated by Production Licenses (PL). According to a PL, the holder is entitled to perform seismic surveys and drilling and production activities for a given number of years with possible extensions.
In the medium term, Eni’s production in Norway is expected to increase reflecting the development of assets in portfolio.

Norwegian Sea
Production Eni currently holds interests in 10 production areas.
The principal producing fields are Åsgard (Eni’s interest 14.82%), Kristin (Eni’s interest 8.25%), Heidrun (Eni’s interest 5.17%), Mikkel (Eni’s interest 14.9%), Tyrihans (Eni’s interest 6.2%), Marulk (Eni operator with a 20% interest) and Morvin (Eni’s interest 30%), which in 2013 accounted for 79% of Eni’s production in Norway.
During the year, the Skuld field (Eni’s interest 11.5%) started-up with a production of approximately 30 kboe/d (approximately 4 kboe/d net to Eni).
The gas produced in the area is collected at the Åsgard facilities, carried by pipeline to the Karsto treatment plant and then delivered to the Dornum terminal in Germany. Liquids recovered in the area mainly through FPSO units are sold FOB.
Development Activities concerning the installation of a subsea compressor station at the Åsgard field progressed. The ongoing project aims at supporting current production levels. Development activities progressed to put in production discovered resources near the Åsgard field, particularly at Midgard and Mikkel discoveries.
Exploration Eni holds interests in 33 Prospecting Licenses ranging from 5% to 50%, 4 of these are operated.

Norwegian section of the North Sea
Production Eni holds interests in 5 production licenses. The main producing field is Ekofisk (Eni’s interest 12.39%) in PL 018, which in 2013 produced approximately 22 kboe/d net to Eni and accounted for 21% of Eni’s production in Norway. Production from Ekofisk and satellites is carried by pipeline to the Teesside terminal in the United Kingdom for oil and to the Emdem terminal in Germany for gas.
Development Activities were performed during the year to maintain and optimize the production rate at the Ekofisk field by means of drilling of infilling wells, upgrading of existing facilities and optimization of water injection. The development of the South Area was completed in the year.
Exploration Eni holds interests in 6 Prospecting Licenses ranging from 12% to 45%, of which one as operator. During the year, exploration activities yielded positive results in the PL 479 license (Eni’s interest 19.6%) with the Smørbukk near field gas and condensates discovery that will leverage on the synergies with the existing production facilities.

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Eni Fact Book Exploration & Production

Barents Sea
Eni is currently performing exploration and development activities in the Barents Sea. Eni holds interests in 18 prospecting licenses, 13 of these are operated. Barents Sea is a strategic area with a huge resource base, which will be developed in compliance with the tightest environmental and safety standards provided for the people and environment protection, considering the fragile ecosystem.
During the year, Eni was awarded the operatorship and a 40% interest in the PL 717, PL 712, PL 716 and PL 697 (Eni’s interest 65%) exploration licenses, as well as a 30% stake in the PL 696 and 714 licenses.
Development Operations have been focused on developing the Goliat field in the PL 229 (Eni operator with a 65% interest), the main discovery in the area made in 2000 at a water depth of 370 meters. The project is progressing; the production start-up is expected by the end of 2014 with a production of 56 kbbl/d net to Eni in 2015.
In 2013 the implementation of oil spill contingency and response was progressed by means of the development of techniques and methodologies to support the oil spill preparedness program which already has been acknowledged by the Norwegian Authorities as the reference standard for all future development projects in the Arctic. The project was launched by Eni and involved other oil companies operating in the oil and gas exploration in the Barents Sea as well as the Norwegian Clean Seas Association for Operating Companies (NOFO) and International Research Institutes. These results were presented at the Norwegian Environmental Agency, at the local administrations and all stakeholders and reaffirmed that the Goliat project is characterized by a well-advance emergency system for the management of an oil spill, in terms of organization, consolidation of the emergency apparatus, as well as equipment and technology development. Activities are expected to be completed in 2014.

Exploration Exploration activities yielded positive results in the PL 532 license (Eni’s interest 30%) with the oil and gas Skavl discovery, in addition to the recent oil and gas discoveries of Skrugard and Havis. The total recoverable resources of the license are currently estimated at over 500 million barrels at 100% and are planned to be put in production by means of fast-track synergic development.

United Kingdom
Eni has been present in the United Kingdom since 1964. Eni’s activities are carried out in the British section of the North Sea, the Irish Sea and Atlantic Ocean, over a developed and undeveloped acreage of 1,441 square kilometers (638 square kilometers net to Eni). In 2013, Eni’s net production of oil and gas amounted to 41 kboe/d, the portion of liquids was approximately 40%.
Within its strategy of portfolio optimization, Eni finalized the disposal of 19 development/production fields and 11 exploration licenses.
Exploration and production activities in the UK are regulated by concession contracts.
Production Eni currently holds interests in 5 production areas of which the Hewett Area is operated by Eni with an 89.3% interest. The other fields are Elgin/Franklin (Eni’s interest 21.87%), West Franklin (Eni’s interest 21.87%), Liverpool Bay (Eni’s interest 53.9%; 100% after acquisition of the remaining share in 2014), J Block Area (Eni’s interest 33%) and MacCulloch (Eni’s interest 40%), which in 2013 accounted for 80% of Eni’s production in the United Kingdom.
In 2013, production started at the oil and gas Jasmine field (Eni’s interest 33%), with the installation activities and linkage to productive and treatment facilities. A peak of approximately 117 kbbl/d (approximately 39 kbbl/d net to Eni) is expected in 2014.

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Eni Fact Book Exploration & Production

Development The development activities concerned the West Franklin field with the construction and installation of production platform and linkage to nearby treatment facilities. Start-up is expected at the end of 2014.
Exploration Eni holds interests in 12 exploration blocks ranging from 7% to 60%, in 3 of these Eni is operator.

■  North Africa

Algeria
Eni has been present in Algeria since 1981. In 2013, Eni’s oil and gas production amounted to 88 kboe/d. Operated and participated activities are located in the Bir Rebaa area in the South-Eastern Desert: (i) Blocks 403a/d (Eni’s interest 100%); (ii) Block Rom North (Eni’s interest 35%); (iii) Blocks 401a/402a (Eni’s interest 55%); (iv) Blocks 403 (Eni’s interest 50%) and 404 (Eni’s interest 12.25%, non-operated); (v) Blocks 208 (Eni’s interest 12.25%, non-operated) and 405b (Eni’s interest 75%); and (vi) Block 212 (Eni’s interest 22.38%) with discoveries already made.
In 2013 production activities at the Blocks 403 a/d and 403 used technical synergies of R&D Integrated Operations Program leveraging on the Centre of Excellence for Electrical Submersible Pump (ESP).
In particular, leveraging on the real time analysis of performance data at the producing well, operations were performed in time to avoid possible disruptions, with cost and time savings.
Developed and undeveloped acreage of Eni’s interests in Algeria was 3,410 square kilometers (1,179 square kilometers net to Eni).
Exploration and production activities in Algeria are regulated by Production Sharing Agreements (PSAs) and concession contracts.
In the medium term, Eni’s production in Algeria is expected to increase reflecting the development of assets in portfolio.

Blocks 403a/d and Rom North
Production Production in the area comes mainly from the HBN and Rom and satellite fields and represented approximately 18% of Eni’s production in Algeria in 2013. Production from Rom and Satellites (Zea, Zek and Rec) is treated at the Rom Central Production Facilities (CPF) and sent to the BRN treatment plant for final treatment, while production from the HBN field is treated at the HBN/HBNS oil center at the Groupment Berkine.

Blocks 401a/402a
Production Production from this area is supplied mainly by the ROD/SFNE and satellite fields and accounted for approximately 20% of Eni’s production in Algeria in 2013. Activities are being performed in order to maintain the current production plateau.

Block 403
Production The main fields are BRN, BRW and BRSW which accounted for approximately 14% of Eni’s production in Algeria in 2013.

Block 404
Production The main fields are HBN and HBNS which accounted for approximately 30% of Eni’s production in Algeria in 2013.

Block 405b
Production In 2013, the area accounted for approximately 14% of Eni’s production in Algeria, mainly from the production of MLE-CAFC project, started during the year. The natural gas treatment plant has a production and export capacity of 320 mmcf/d of gas, 15 kbbl/d of oil and condensates and 12 kbbl/d of LPG. Four export pipelines link it to the national grid system. The integrated project MLE-CAFC targets a production plateau of approximately 33 kboe/d net to Eni by 2017.
Development In 2013, the contracts of the development CAFC oil project were awarded. The completion is expected in 2017.

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Eni Fact Book Exploration & Production

Block 208
Production In 2013, the block accounted for approximately 4% of Eni’s production in Algeria, following the start-up of El Merk field. Production start-up was achieved through the construction of a gas treatment plant for approximately 600 mmcf/d, two oil trains for 65 kbbl/d each and three export pipelines linked to the local network. Production peak of 18 kboe/d net to Eni is expected in 2015.
Development The El Merk development project provides for the drilling of further 25 productive wells.

Egypt
Eni has been present in Egypt since 1954. In 2013, Eni’s share of production in this country amounted to 227 kboe/d and accounted for 14% of Eni’s total annual hydrocarbon production. Developed and undeveloped acreage in Egypt was 10,386 square kilometers (3,665 square kilometers net to Eni). Eni’s main producing liquid fields are located in the Gulf of Suez, primarily the Belayim field (Eni’s interest 100%), and in the Western Desert mainly the Melehia (Eni’s interest 76%) and the Ras Qattara (Eni’s interest 75%) concessions. Gas production mainly comes from the operated or participated concession of North Port Said (Eni’s interest 100%), El Temsah (Eni’s interest 50%), Baltim (Eni’s interest 50%) and Ras el Barr (Eni’s interest 50%, non operated), located offshore the Nile Delta. In 2013, production from these large concessions accounted for approximately 94% of Eni’s production in Egypt.
Exploration and production activities in Egypt are regulated by PSAs.
In the next four years Egypt confirms to be one of Eni’s largest oil and gas producing Countries.

Gulf of Suez
Production Production mainly comes from the Belayim field, Eni’s first large oil discovery in Egypt, which produced approximately 105 kbbl/d (56 net to Eni) in 2013.
Development Drilling and infilling activities are in progress in the Belayim area, in order to optimize the recovery of its mineral potential. Other activities included the upgrading of the water injection system at the Abu Rudeis field (Eni’s interest 100%). The level of produced water re-injected is 99.5%, corresponding to approximately 1 mmcf/d.
Exploration Exploration activities yielded positive results with two near field oil discoveries in the Belayim area.

Nile Delta
North Port Said
Production Production for the year amounted to 31 kboe/d (24 net to Eni), approximately 106 mmcf/d of natural gas and approximately 3 kbbl/d of condensates. Part of the production of this concession is supplied to the United Gas Derivatives Co (Eni’s interest 33.33%) with a treatment capacity of 1.3 bcf/d of natural gas, which is increased in the year, and a yearly production of 380 ktonnes of propane, 305 ktonnes of LPG and 1.5 mmbbl of condensates.
Development Ongoing development activities aimed at supporting current gas production.

Baltim
Production In 2013 production amounted to approximately 62 kboe/d (approximately 20 kboe/d net to Eni); approximately 106 mmcf/d of natural gas and 3 kbbl/d of condensates.
Development Ongoing development activities aim at supporting current gas production.

Ras el Barr
Production In 2013, the production amounted to approximately 112 kboe/d (40 net to Eni), mainly gas from Ha’py, Akhen, Taurt and Seth fields.
Development Drilling and development activities of the Seth field were completed.

El Temsah
Production This concession includes the Temsah, Denise and Tuna fields. Production in 2013 amounted to approximately 174 kboe/d (52 kboe/d net to Eni); approximately 283 mmcf/d of natural gas and approximately 3 kbbl/d of condensates net to Eni.
Development Development activities included: (i) infilling activities at Denise and Tuna fields in order to optimize the mineral potential recovery factor; (ii) development program of the Deka field.

Exploration in the Nile Delta
In 2013 Eni was awarded the operatorship and a 100% interest in an exploration block in deep waters in the Eastern Mediterranean Sea.

Western Desert
Production Other operated production activities are located in the Western Desert, in particular in the Melehia, Ras Qattara, West Abu Gharadig (Eni’s interest 45%) and West Razzak (Eni’s interest 100%) development permits containing mainly oil. Concessions in the Western Desert accounted for approximately 11% of Eni’s production in Egypt in 2013.

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Eni Fact Book Exploration & Production

Development Activities for the year concerned the development program of Emry Deep discovery and infilling activities in the area in order to optimize the recovery of its residual mineral potential.
Exploration Exploration activities yielded positive results in the Melehia development lease with three near field oil and gas discoveries and the Rosa North-1X oil discovery. The drilling activities of the Rosa North-1X are underway. Development activities plan to leverage on the existing production facilities.

Libya
Eni started operations in Libya in 1959. Production activity is carried out in the Mediterranean Sea near Tripoli and in the Libyan Desert area, over a developed and undeveloped acreage of 26,634 square kilometers (13,294 square kilometers net to Eni).
Exploration and production activities include six contract areas; onshore: (i) Area A consisting in the former concession 82 (Eni’s interest 50%); (ii) Area B, former concessions 100 (Bu Attifel field) and the NC 125 Block (Eni’s interest 50%); (iii) Area E with El Feel (Elephant) field (Eni’s interest 33.3%); and (iv) Area F with Block 118 (Eni’s interest 50%). Offshore contract areas are: (i) Area C with the Bouri oil field (Eni’s interest 50%); and (ii) Area D with Blocks NC 41 and NC 169 (onshore) that feed the Western Libyan Gas Project (Eni’s interest 50%).
In the exploration phase, Eni is operator of four onshore blocks in the Kufra area (186/1, 2, 3 and 4) and in the onshore contract Areas A, B and offshore Area D.
Exploration and production activities in Libya are regulated by Exploration and Production Sharing contracts (EPSA). The licenses of Eni’s assets in Libya expire in 2042 and 2047 for oil and gas properties, respectively.
The internal situation in Libya continues to represent an issue for Eni’s management. Throughout the course of 2013, Eni’s production performance in Libya was negatively impacted due to force majeure events reflecting ongoing instability in the socio-political context of the Country. It is worth mentioning that Eni is currently engaged in the recovery of the full production plateau at its producing assets in the Country, following the internal conflict of 2011 that forced the Company to shutdown almost all producing facilities at the Mellitah plant including GreenStream gas exports for a period of about 8 months with a material impact on production volumes and operating results of that year. Due to the complexity of the transition period which the Country is currently undergoing, Eni is still in the process of restoring the full production plateau. For the full year 2013 Eni’s facilities in Libya produced the level of 228 kboe/d, down by 11.6% from 2012.

Area A
Production Located in the Eastern Libyan Desert, it includes six oil fields, started-up in 1984, which are linked to existing facilities at the nearby Bu Attifel field (Area B). In 2013 production from these fields amounted to approximately 4 kbbl/d.

Area B
Production Located in the Eastern Libyan Desert, it includes the Bu Attifel oil field, discovered in 1967 and started-up in 1972, as well as the smaller NC 125 field. Eni’s production in 2013 amounted to approximately 53 kbbl/d (approximately 6 net to Eni).

Area C
Production This area is located in the Mediterranean offshore facing Tripoli. The Bouri oil field, discovered in 1976 and started-up in 1998,

produced approximately 39 kbbl/d (approximately 15 net to Eni) in 2013. The field is exploited through two platforms linked to an FSO unit with a storage capacity of approximately 1.5 mmbbl.

Area D
Production Area includes the offshore NC 41 Block and the onshore NC 169 Block jointly developed in the Western Libyan Gas Project. Production comes from: (i) the Wafa onshore field that started-up in September 2004. In 2013 this field produced approximately 91 kboe/d of liquids and natural gas (approximately 74 net to Eni); (ii) the Bahr Essalam offshore field that started-up in August 2005. In 2013 this field produced approximately 160 kboe/d of liquids and natural gas (approximately 131 net to Eni). Onshore production is treated at the Wafa facility. Gas production is for the internal consumptions or export. Liquids production is delivered by pipeline to the Mellitah plant for fractioning and marketing of oil and condensates. Offshore production is operated through the Sabratha platform located on the Bahr Essalam field where gas and liquids undergo a pre-treatment phase and are delivered via sealine to the Mellitah plant for final treatment. Most of the natural gas produced is exported to Europe through the GreenStream pipeline. In 2013 volumes delivered through this pipeline were approximately 194 bcf. In addition, approximately 141 bcf were sold on the Libyan market for power generation.

Area E
Production Located in the South-Western Libyan desert about 800 kilometers from Tripoli, production of this area is provided mainly by the El Feel (Elephant) oil field. In 2013 the field produced approximately 53 kbbl/d (approximately 2 net to Eni). Production is treated at the field’s facilities and then delivered by pipeline to the Mellitah plant for storage and marketing.

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Eni Fact Book Exploration & Production

Tunisia
Eni has been present in Tunisia since 1961. In 2013, Eni’s production amounted to 13 kboe/d. Eni’s activities are located mainly in the Southern Desert areas and in the Mediterranean offshore facing Hammamet, over a developed acreage of 6,464 square kilometers (2,274 square kilometers net to Eni).
Exploration and production in this Country are regulated by concessions.
Production Production mainly comes from operated Maamoura and Baraka offshore blocks (Eni’s interest 49%) and the Adam (Eni operator with a 25% interest), Oued Zar (Eni operator with a 50% interest), Djebel Grouz (Eni operator with a 50% interest), MLD (Eni’s interest 50%) and El Borma (Eni’s interest 50%) onshore blocks.
Development Production optimization represents the main activity currently performed in the above listed concessions to mitigate the natural field production decline.

■  Sub-Saharan Africa

Angola
Eni has been present in Angola since 1980. In 2013, Eni’s production amounted to 87 kboe/d. Eni’s activities are concentrated in the conventional and deep offshore, over a developed and undeveloped acreage of 21,489 square kilometers (4,443 square kilometers net to Eni).
The main producing blocks with Eni’s participation are: (i) Block 0 in Cabinda (Eni’s interest 9.8%) North of the Angolan coast; (ii) Development Areas in the former Block 3 (Eni’s interest 12%) in the offshore of the Congo Basin; (iii) Development Areas in the Block 14 (Eni’s interest 20%) in the deep offshore west of Block 0; (iv) Development Areas in the former Block 15 (Eni’s interest 20%) in the deep offshore of the Congo Basin; and (v) Block 15/06 (Eni operator with a 35% interest) with ongoing development activities.
Eni retains interests in other non producing concessions, particularly the Lianzi Development Area (Block 14K/A Imi Unit Area - Eni’s interest 10%), Block 35/11 (Eni operator with a 30% interest) and in Block 3/05-A (Eni’s interest 12%), onshore Cabinda North (Eni’s interest 15%) and the Open Areas of Block 2 awarded to the Gas Project (Eni’s interest 20%).
Exploration and production activities in Angola are regulated by concessions and PSAs.
In the next four years, management expects to increase Eni’s production in Angola reflecting additions from ongoing development projects.

Block 0
Production Block 0 is divided into Areas A and B. In 2013, production from this block amounted to approximately 303 kbbl/d (approximately 30 kbbl/d net to Eni). Oil production from Area A, deriving mainly from the Takula, Malongo and Mafumeira fields amounted to approximately 19 kbbl/d net to Eni. Production of Area B derives mainly from the Bomboco, Kokongo, Lomba, N’Dola, Nemba and Sanha fields, and amounted to approximately 11 kbbl/d net to Eni.
Development Activities progressed to reduce flaring gas at the Nemba field in the Area B. In 2015 once completed flared gas is expected to decrease by approximately 85% from current level. In the Area A, the development activities of the Mafumeira field included the installation of production and treatment platforms and underwater linkage. Start-up is expected by the end of 2015. Infilling activities and near-field exploration are underway on the whole block in order to mitigate the natural field production decline.

Block 3
Production Block 3 is divided into three production offshore areas. In 2013, production from this block amounted to approximately 50 kbbl/d (approximately 3 kbbl/d net to Eni).
Development Concept Definition studies are underway in the Punja and Caco-Gazela discoveries.

Block 14
Production In 2013, Development Areas in Block 14 produced approximately 139 kbbl/d (approximately 18 kbbl/d net to Eni), accounting for approximately 20% of Eni’s production in Angola. It is one of the most fruitful areas in the West African offshore, recording 9 commercial discoveries to date. Its main fields are: (i) Kuito, started-up in 1999, flowing at approximately 3 kbbl/d net to Eni in 2013; (ii) Landana and Tombua, started-up in 2009, flowing at approximately 9 kboe/d net to Eni. Production is supported by a Compliant Piled Tower (CPT) provided with treatment facilities; (iii) Benguela-Belize/Lobito-Tomboco, started-up in 2006, flowing at approximately 6 kbbl/d net to Eni. Production from these fields is supported by a CPT provided with treatment facilities for Benguela-Belize and an underwater linkage system for Lobito-Tomboco. Oil produced is treated at the Malongo plant. Associated gas of the area will be re-injected in the Nemba reservoir and later it will be delivered via a transport facility to the A-LNG liquefaction plant (see below).

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Eni Fact Book Exploration & Production

Development The activities concerned mainly the Lianzi field in the Block 14K/A Imi (Eni’s interest 10%), through the linkage to the existing facilities. Concept Selection activities are ongoing at the Malange and Lucapa recent discoveries.

Block 15
Production The Block produced approximately 385 kbbl/d (approximately 33 kbbl/d net to Eni) in 2013. Block 15 is considered the most interesting area in the West African offshore with recoverable reserves estimated at 2.55 bbbl of oil. Production derives mainly from the Kizomba discovery area with: (i) the Hungo/Chocalho fields, started-up in August 2004 as part of phase A of the global development plan of the Kizomba reserves; (ii) the Kissanje/Dikanza fields, started-up in July 2005, as part of Phase Kizomba B; (iii) satellites Kizomba Phase 1 project, started-up in 2012. These fields are operated by FPSO units. In 2013, the fields of Kizomba area produced approximately 278 kbbl/d (approximately 27 kbbl/d net to Eni).
Other main fields in Block 15 are Mondo and Saxi/Batuque fields which produced approximately 107 kbbl/d (approximately 6 kbbl/d net to Eni) in 2013.
In the medium term, phased development of satellite discoveries will maintain the current production plateau of the area.
Development The second phase of Kizomba satellites progressed as planned. The project provides to put into production three additional discoveries that will be linked to the existing FPSO. Start-up is expected at the end of 2015.

Block 15/06
The activities concerned the development of two West Hub projects, sanctioned in 2010, and East Hub project, sanctioned in 2013.
The West Hub project includes the development of the Sangos, Cinguvu and Mpungi discoveries that will be added in the consecutive phase of the Vandumbu discoveries, which increases the potential of the hub to up to 200 mmbbl. First phase of West Hub project provides for the drilling of 21 subsea wells (12 producers and 9 injectors) linked to an FPSO unit with a capacity of 100 kbbl/d with start-up expected at the end of 2014 that will be added of the Vandumbu discoveries connected to the same FPSO. Peak production is expected at 80 kbbl/d in 2016.
The East Hub project provides for the development of the Cabaça South-East discovery with potential resources estimated at over 230 mmbbl. Development activity provides for the drilling of 10 subsea wells which will be linked to an FPSO unit with a capacity of 80 kbbl/d. Peak production is expected at 55 kbbl/d in 2017.
Further development phases are planned to start-up nearby discoveries.
Exploration activities yielded positive results in the area with the oil Vandumbu 1 discovery.

The LNG business in Angola
During the year, the LNG plant managed by the Angola LNG consortium (Eni’s interest 13.6%) started-up and delivered its first cargo in June 2013. LNG plant has a processing capacity of approximately 1.1 bcf/d of natural gas, producing 5.2 mmtonnes/y of LNG and over 50 kbbl/d of condensates and LPG. The plant envisages the development of 10,594 bcf of gas in 30 years.
Eni is part of the Gas Project (Eni’s interest 20%) that will apprise and explore further potential gas discoveries to support the feasibility of a second LNG train or other alternative projects to market gas and associated liquids.

Congo
Eni has been present in Congo since 1968. In 2013, production amounted to 120 kboe/d net to Eni. Eni’s activities are concentrated in the conventional and deep offshore facing Pointe-Noire and onshore covering a developed and undeveloped acreage of 4,725 square kilometers (3,125 square kilometers net to Eni).
In 2013 Eni acquired the operatorship of Ngolo exploration block, which is part of the Cuvette Basin, in the joint venture with the Congolese state company Société Nationale des Pétroles du Congo (SNPC). Exploration activities will take place over a period of 10 years. The Cuvette Basin is one of the new themes of frontier exploration activities in Africa.
During the year, Eni redefined with the relevant authorities the extension of Madingo, Marine VI and Marine VII exploration permits, with the aligning of expiring date within the period 2034-2039, the dilution of Eni’s stake and an acquisition interest in new high potential area. The approval of the relevant authorities is in progress.
Exploration and production activities in Congo are regulated by PSAs.
In the medium term, management expects to increase Eni’s production in Congo due to ongoing development projects.
Production Eni’s main operated oil producing interests in Congo are the Zatchi (Eni’s interest 65%), Loango (Eni’s interest 50%), Ikalou (Eni’s interest 100%), Djambala, Foukanda and Mwafi (Eni’s interest 35%), Kitina (Eni’s interest 65%), Awa Paloukou (Eni’s interest 90%), M’Boundi (Eni’s interest 83%), Kouakouala (Eni’s interest 75%),

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Zingali and Loufika (Eni’s interest 85%) fields, with a production of approximately 90 kboe/d in 2013. Non operated fields are located in the PEX, Pointe Noire Grand Fond and Likouala permits (Eni’s interest 35%), with an overall production of approximately 30 kboe/d in 2013.
Development Activities on the M’Boundi (Eni operator with 83% interest) field moved forward with the application of Eni advanced recovery techniques and a design to monetize associated gas. Gas is sold under long-term contracts to power plants in the area including the CEC Centrale Electrique du Congo (Eni’s interest 20%) with a 300 MW generation capacity. These facilities will also receive in the future gas from the offshore discoveries of the Marine XII permit (Eni operator with a 65% interest). In 2013 M’Boundi contractual supplies were approximately 106 mmcf/d (approximately 17 kboe/d net to Eni). Additional gas production will be re-injected within the Eni’s zero gas flaring programs.
During the year activities progressed to support the population in M’Boundi area. The social project for 25,000 people provides to improve education, production capacity in agriculture, health, access to water and energy.
Development program progressed at the Litchendjili sanctioned project in the Marine XII permit. The project provides for the installation of a production platform, the construction of transport facilities and of an onshore treatment plant. The start-up is expected by the end of 2015, with a production plateau of approximately 12 kboe/d net to Eni. Production will also feed the CEC power station.
Exploration Exploration activities yielded positive results in the offshore block Marine XII with the oil and gas discovery and the appraisal of the Nenè Marine field and with the appraisal of gas and condensates discovery of Litchendjili field. The overall discoveries potential is estimated in 2.5 billion boe in place. The block has a further significant oil and gas potential that will be assessed by the next exploratory and delineation campaign. The proximity to existing facilities, good productivity of reservoir and low cost will allow to fast track development, targeting start-up in 2015.

Mozambique
Eni has been present in Mozambique since 2006. Eni is operator of Area 4 Block located in the offshore Rovuma Basin, which represents a new frontier in oil and gas industry thanks to extraordinary gas discoveries made during intense two-year exploration campaign. To date, resource base reached 2,650 bcm located in the different sections of the area.
On July 26, 2013, Eni concluded the sale of a 28.57% interest in Eni East Africa (EEA) to China National Petroleum Corporation (CNPC). EEA retains a 70% interest in the Area 4 mineral property, located offshore of Mozambique. CNPC indirectly acquires, through its equity investment in Eni East Africa, a 20% interest in Area 4, while Eni retains operatorship and a 50% interest through the remaining stake. The total consideration was equal to euro 3,386 million. The exploration campaign of the year regarded the appraisal of the Mamba and Coral discoveries. In particular, the delineation of Mamba discovery used the results of the implementation of the propriety process, which includes a study on reservoir characterization, data processing (e-dva™) and analyses of seismic scale.
In 2013 Eni made the Agulha discovery, the tenth discovery in a new exploration prospect located in the southern part of Area 4. In 2014, Eni will continue appraisal activities, particularly regarding the new exploration prospect, where the drilling of two to three additional wells is planned.
Leveraging on Eni’s cooperation model, the construction of a gas fired power plant for domestic consumption is being planned with the support of the Mozambican government.
In addition, a significant program of ecosystems evaluation and the analysis of biodiversity in the Country were started. This program will be included in the development project of recent discoveries. Eni continues its recruitment and local training program in order to support the activities of hydrocarbons exploration in the Country. In particular the training program that started with the University of Mozambique involved 75 students during the year.

Nigeria
Eni has been present in Nigeria since 1962. In 2013, Eni’s oil and gas production amounted to 125 kboe/d over a developed and undeveloped acreage of 36,286 square kilometers (7,646 square kilometers net to Eni) located mainly in the onshore and offshore of the Niger Delta.
In the development/production phase Eni operates onshore Oil Mining Leases (OML) 60, 61, 62 and 63 (Eni’s interest 20%); and offshore OML 125 (Eni’s interest 85%) and OPL 245 (Eni’s interest 50%), holding interests in OML 118 (Eni’s interest 12.5%) and in OML 119 and 116 Service Contracts.
As partners of SPDC JV, the largest joint venture in the Country, Eni also holds a 5% interest in 22 onshore blocks and a 12.86% interest in 5 conventional offshore blocks.
In the exploration phase Eni operates offshore OML 134 (Eni’s interest 85%) and OPL 2009 (Eni’s interest 49%); onshore OPL 282 (Eni’s interest 90%) and OPL 135 (Eni’s interest 48%). Eni also holds a 12.5% interest in OML 135.
In the year, Eni launched: (i) programs to support local development for improving access to health, initiatives in agriculture development and access to education; (ii) technical support from the ESP Excellence Centre for data performance analysis in different production site of the Country. Real-time monitoring at the producing wells allowed to avoid possible disruptions.
Exploration and production activities in Nigeria are regulated mainly by production sharing agreements and concession contracts as well as service contracts, in two blocks, where Eni acts as contractor for state-owned company.

Blocks OMLs 60, 61, 62 and 63
Production Onshore licenses OMLs 60, 61, 62 and 63 produced approximately 53 kboe/d and accounted for 43% of Eni’s production in Nigeria in 2013. Liquid and gas production is supported by the NGL plant at Obiafu-Obrikom with a treatment capacity of approximately 1 bcf/d and by the oil tanker terminal at Brass with a storage capacity of approximately 3.5 mmbbl. A large portion of the gas reserves of these four OMLs is destined to supply the Bonny Island liquefaction plant (see below). Another portion of gas production is employed in firing the combined cycle power plant at Kwale-Okpai with a 480 MW generation capacity. In 2013, supplies to this power station were an overall amount of approximately 70 mmcf/d, corresponding to approximately 10 kboe/d (approximately 2 kboe/d net to Eni).

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Development Main activities progressed to support gas production to feed the Bonny liquefaction plant. In particular, the Ogbainbiri flowstation was completed with a decline in flared gas of approximately 5 mmcf/d. This facility ensured to treat natural gas production of Ogbainbiri field. In the year, flaring down program includes a reduction of approximately 50 mmcf/d of gas flared leveraging on the upgrade of Idu flowstation completed at the end of 2012; as well as flaring down of Akri with a reduction of approximately 25 mmcf/d of gas flared.

Block OML 118
Production The Bonga oil field produced approximately 13 kbbl/d of oil net to Eni in 2013. Production is supported by an FPSO unit with a 225 kbbl/d treatment capacity and a 2 mmbbl storage capacity. Associated gas is carried to a collection platform on the EA field and, from there, is delivered to the Bonny liquefaction plant.
Development The activities of the year concerned Bonga NW field. The development project provides for the drilling and completion of producing and infilling wells.

Block OML 119
Production Production derived mainly from the Okono/Okpoho fields which yielded approximately 2 kbbl/d of oil net to Eni in 2013. Production is supported by an FPSO unit with an 80 kbbl/d treatment capacity and a 1 mmbbl storage capacity.

Block OML 116
Production Production derived mainly from the Agbara field which yielded approximately 3 kbbl/d of oil net to Eni in 2013.

Block OML 125
Production The Abo field production amounted to approximately 19 kbbl/d of oil net to Eni in 2013. Production is supported by an FPSO unit with a 45 kbbl/d capacity and an 800 kbbl storage capacity.
The Abo - Phase 3 project started-up, with production of approximately 5 kboe/d net to Eni. This project was sanctioned at the end of 2012 and was used an innovative technology for the installation of the intelligent control at the producing wells for simultaneous production start-up from the different reservoir levels. This technology allowed a fast track installation with significant savings.

SPDC Joint Venture (NASE)
In 2013, production from the SPDC JV accounted for approximately 28% of Eni’s production in Nigeria (35 kboe/d).
In Block OML 28 (Eni’s interest 5%), within the integrated oil and natural gas project in the Gbaran-Ubie area, the drilling and development campaign was concluded. The development plan provides for the construction of a Central Processing Facility (CPF) with treatment capacity of approximately 1 bcf/d of gas and 120 kbbl/d of liquids. Further development phases are planned to put in production the residual mineral potential in the area.

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Other activity during the year concerned the Forkados-Yokri field (Eni’s interest 5%). The project includes the drilling of 24 producing wells, the upgrading of existing flowstations and the construction of transport facilities.

Nigeria LNG
Eni holds a 10.4% interest in the Nigeria LNG Ltd which runs the Bonny liquefaction plant, located in the Eastern Niger Delta. The plant has a design treatment capacity of approximately 1,236 BCF/y of feed gas corresponding to a production of 22 mmtonnes/y of LNG on six trains. The seventh unit is being engineered as it is in the planning phase. When fully operational, total capacity will amount to approximately 30 mmtonnes/y of LNG, corresponding to a feedstock of approximately 1,624 bcf/y. Natural gas supplies to the plant are provided under gas supply agreements with a 20-year term from the SPDC joint venture (Eni’s interest 5%) and the NAOC JV, the latter operating the OMLs 60, 61, 62 and 63 Blocks with an overall amount of 2,825 mmcf/d (268 mmcf/d net to Eni corresponding to approximately 49 kboe/d). LNG production is sold under long-term contracts and exported to European and American markets by the Bonny Gas Transport fleet, wholly owned by Nigeria LNG Co.
Eni holds a 17% interest in Brass LNG Ltd Co for the construction of a natural gas liquefaction plant to be built near the existing Brass terminal, 100 kilometers west of Bonny. This plant is expected to start with a production capacity of 10 mmtonnes/y of LNG corresponding to 590 bcf/y (approximately 45 net to Eni) of feed gas on two trains for twenty years. Supply to this plant will derive from the collection of associated gas from nearby producing fields and from the development of gas reserves in the onshore OMLs 60 and 61.

■  Kazakhstan

Eni has been present in Kazakhstan since 1992. Eni co-operates the Karachaganak producing field and is a partner of the consortium of the North Caspian Sea PSA to develop the Kashagan field.

Kashagan
Eni holds a 16.81% working interest in the North Caspian Sea Production Sharing Agreement (NCSPSA). The NCSPSA defines terms and conditions for the exploration and development of the Kashagan field which was discovered in the Northern section of the contractual area in the year 2000 over an undeveloped area extending for approximately 4,600 square kilometers. Management considered this field contains one of the biggest hydrocarbon resources discovered in 35 years. The NCSPSA will expire at the end of 2041.
The exploration and development activities of the Kashagan field and the other discoveries made in the contractual area are executed through an operating model which entails an increased role of the Kazakh partner and defines the international parties’ responsibilities in the execution of the subsequent development phases of the project. The North Caspian Operating Company (NCOC) BV, participated by the seven partners of the consortium has taken over the operatorship of the project. Subsequently development, drilling and production activities have been delegated by NCOC BV to the main partners of the Consortium: Eni has retained the responsibility for the development of Phase 1 of the project (the so-called "Experimental Program") and, when sanctioned, the onshore part of Phase 2.
On September 11, 2013, following the completion, test and delivery of all infrastructures, the first oil from the giant Kashagan field was produced. From October 2013 production has been halted due to a technical issue that occurred to the pipeline transporting acid gas from offshore to onshore facilities, without any impact on the environment and local communities. Recovery activities are ongoing. Management believes that from 2015 field production will recover to the originally expected level.
The Phase 1 (Experimental Program) is targeting an initial production capacity of 150 kbbl/d; when the second treatment offshore train and compression facilities for gas reinjection will be completed and put online enabling to increase the production capacity up to 370 kbbl/d. The partners are planning to further increase available production capacity up to 450 kbbl/d by installing additional gas compression capacity for reinjection in the reservoir. The partners submitted the scheme of this additional phase to the relevant Kazakh Authorities.
In 2013 Eni submitted the development program of the Western section of the nearby Kalamkas discovery to the authorities. Sanction is expected in 2014 to start-up with the FEED phase.
Eni continues its commitment in the protection of the environment and ecosystems in the Caspian area with the integrated program for the management of biodiversity in the Ural Delta (Ural River Park Project - URPP). The project is almost completed and Eni’s aim to include it in the "Man and Biosphere Program" of UNESCO with positive consent of Kazakh Authority. Within the agreement signed with the relevant authorities, Eni continues its training program for Kazakh resources management positions.

Karachaganak
Located onshore in West Kazakhstan, Karachaganak (Eni’s interest 29,25%) is a liquid, gas and condensate giant field.
Operations are conducted by the Karachaganak Petroleum Operating Consortium (KPO) and are regulated by a PSA lasting 40 years, until 2037. Eni and British Gas are co-operators of the venture.

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Production In 2013, production of the Karachaganak field amounted to 250 kbbl/d of liquids (61 net to Eni) and 865 mmcf/d of natural gas (214 net to Eni).
This field is developed by producing liquids (condensates and oil) from the deeper layers of the reservoir. The gas is marketed (about 50%) at the Russian terminal in Orenburg, re-injected in the higher layers and utilized for the production of fuel gas. Approximately 90% of liquid production are stabilized at the Karachaganak Processing Complex (KPC) with a capacity of approximately 250 kbbl/d and exported to Western markets through the Caspian Pipeline Consortium (Eni’s interest 2%) and the Atyrau-Samara pipeline which is linked to the Russian export network. The remaining volumes of non-stabilized liquid production (about 16 kbbl/d) and associated raw gas not re-injected in the reservoir are marketed at the Russian terminal in Orenburg.
Development The expansion project of the Karachaganak field is currently under study. The project is aimed for a further developing gas and condensates reserves by means of the installation, in stages, of gas treatment plants and re-injection facilities to support liquids production plateau and increase gas sales.
The development plan is currently in the phase of technical and marketing discussion to be presented to the relevant authorities, with FEED expected in 2014.
In 2013 Eni launched an environmental monitoring program to identify the best available monitoring operations for biodiversity protection. Eni continues its commitment to support local communities by means of the construction of schools and educational facilities as well as health assistance for the villages located in the nearby area of Karachaganak.

■  Rest of Asia

China
Eni has been present in China since 1984. In 2013, Eni’s production amounted to 8 kboe/d. Activities are located in the South China Sea over a developed and undeveloped acreage of 5,206 square kilometers (5,149 square kilometers net to Eni).
In March 2013, Eni and CNPC signed a Joint Study Agreement for the development of the Rongchangbei shale gas block, which covers about 2,000 square kilometers located in the Sichuan Basin, in China.
To date, this area is the most promising in the Country.
Exploration and production activities in China are regulated by PSAs.
Production Hydrocarbons were produced from the offshore Blocks 16/08 and 16/19 through eight platforms connected to an FPSO. Natural gas production from the HZ21-1 field was delivered through a sealine to the Zhuhai Terminal and sold to the Chinese National Oil Co CNOOC. Oil was mainly produced from the HZ25-4 field (Eni’s interest 49%). Activity was operated by the CACT-OG Operating Group (Eni’s interest 16.33%).
In December 2013, the Block 16/08 PSC is relinquished.

Indonesia
Eni has been present in Indonesia since 2001. In 2013, Eni’s production amounted to 16 kboe/d, mainly gas. Activities are concentrated in the Eastern offshore and onshore East Kalimantan, offshore Sumatra island, and offshore/onshore areas of West Timor and West Papua, over a developed and undeveloped acreage of 28,999 square kilometers (19,209 square kilometers net to Eni) in 13 Blocks.
Exploration and production activities in Indonesia are regulated by PSAs.
In the medium term, management expects to increase Eni’s production through ongoing development activities.

Production Production consists mainly of gas and derives from the Sanga Sanga permit (Eni’s interest 37.8%) with seven production fields. This gas is treated at the Bontang liquefaction plant, one of the largest in the world. Liquefied gas is exported to the Japanese, South Korean and Taiwanese markets.
Development Development activities progressed at the operated Jangkrik (Eni’s interest 55%) and Jau (Eni’s interest 85%) offshore fields. The Jangkrik project includes linkage of production wells to a Floating Production Unit for gas and condensate treatment and the construction of a transportation facility to the Bontang liquefaction plant. Start-up is expected in 2017 with a production peak of 80 kboe/d (42 kboe/d net to Eni) in 2018. The Jau project provides for the drilling of production wells and the linkage to onshore plants via pipeline. Start-up is expected in 2017.
Development activities are underway at the Indonesia Deepwater Development project (Eni’s interest 20%), located in the East Kalimantan, to ensure gas supplies to the Bontang plant. The project initially provides for the linkage of the Bangka field to existing production facilities, with start-up expected in 2016. Then the project also provides for the integrated development of the first Hub including the Gendalo, Gandang, Maha fields and the second Hub of the Gehem field. Start up is expected in 2018.

Iraq
Eni has been present in Iraq since 2009 and is performing development activities over a developed acreage of 1,074 square kilometers (446 square kilometers net to Eni). Production comes from Zubair oil field (Eni’s interest 41.6%) with a production of 22 kbbl/d net to Eni in 2013.
Development and production activities in Iraq are regulated by Technical Service Contract.
In July 2013, Eni signed with the national oil company South Oil Company and the Iraqi Ministry of Oil an amendment to the technical service contract for the development of the Zubair oil field. The agreement includes a new target plateau at 850 kbbl/d and extends the expiring date of service contract for an additional five years, until 2035.
The Rural Support Project to support farms and communities in the area of Zubair field was completed during the year. The program in accordance with the Zubair Agricoltural Department, Farmers Association and with the monitoring of Local Authorities, involved 165 farms during 2012-2013 agricultural season.

Pakistan
Eni has been present in Pakistan since 2000. In 2013, Eni’s production amounted to 52 kboe/d mainly of gas. Activities are located mainly onshore covering a developed and undeveloped acreage of 28,121 square kilometers (10,335 square kilometers net to Eni).
Exploration and production activities in Pakistan are regulated by concessions (onshore) and PSAs (offshore).
Production Eni’s main permits in the Country are Bhit/Bhadra (Eni operator with a 40% interest), Sawan (Eni’s interest 23.68%) and Zamzama (Eni’s interest 17.75%), which in 2013 accounted for 75% of Eni’s production in Pakistan.
Development Development activities progressed to maintain the current production plateau of the area.
Exploration Exploration activities yielded positive results with the onshore gas discovery of Lundali 1 in the Sukhpur concession (Eni operator with a 45% interest) with an expected production level of more than 3 kboe/d and with the gas discovery of Bhadra North-2.

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Turkmenistan
Eni started its activities in Turkmenistan with the purchase of the British company Burren Energy plc in 2008. Activities are focused in the Western part of the Country over a developed area of 200 square kilometers net to Eni, splitted into four development areas. In 2013, Eni’s production amounted to 10 kboe/d.
Exploration and production activities in Turkmenistan are regulated by PSAs.
Production Eni is operator of the Nebit Dag producing Block (with a 100% interest). Production derives mainly from the Burun oilfield. Oil production is shipped to the Turkmenbashi refinery plant. Eni receives, by means of a swap with the Turkmen Authorities, an equivalent amount of oil at the Okarem terminal, close to the South coast of the Caspian Sea. Eni’s entitlement is sold FOB. Associated natural gas is used for own consumption and gas lift system. The remaining amount is delivered to Turkmenneft, via national grid.
Development Development activities progressed to support production plateau of the area.

■  America

Ecuador
Eni has been present in Ecuador since 1988. In 2013, Eni’s production amounted to 13 kbbl/d. Operations are performed in Block 10 (Eni’s interest 100%) located in the Amazon forest over a developed acreage of 1,985 square kilometers net to Eni.
Exploration and production activities in Ecuador are regulated by a service contract, due to expire in 2023.
Production Production deriving solely from the Villano field, started in 1999, is processed by means of a Central Production Facility and transported via a pipeline network to the storage facility located in the Pacific coast.

Development Workover activities are being performed in order to maintain the current production plateau of the area; other development activities concerned the development of the residual mineral potential. Upgrading of logistics facilities and plants were completed.
Exploration The activities aimed at the start-up in 2014 of the new exploration program were concluded.

Trinidad & Tobago
Eni has been present in Trinidad and Tobago since 1970. In 2013, Eni’s production amounted to approximately 59 mmcf/d (11 kboe/d). Activity is concentrated offshore North of Trinidad over a developed acreage of 382 square kilometers (66 square kilometers net to Eni).
Exploration and production activities in Trinidad and Tobago are regulated by PSAs.
Production Production is provided by the Chaconia, Ixora, Hibiscus, Ponsettia, Bougainvillea and Heliconia gas fields in the North Coast Marine Area 1 Block (Eni’s interest 17.3%). Production is supported by two fixed platforms linked to the Hibiscus processing facility. Natural gas is used to feed trains 2, 3 and 4 of the Atlantic LNG liquefaction plant on Trinidad’s coast and sold under long-term contracts. LNG production is mainly sold in the United States. Additional cargoes are sent to alternative destinations on a spot basis.

United States
Eni has been present in the USA since 1968. Activities are performed in the Gulf of Mexico, Alaska and more recently onshore in Texas.
Developed and undeveloped acreage covers 6,729 square kilometers (3,843 square kilometers net to Eni). In 2013, Eni’s oil and gas production amounted to 82 kboe/d.
Exploration and production activities in the USA are regulated by concessions.

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Eni Fact Book Exploration & Production

Gulf of Mexico
Eni holds interests in 228 exploration and production blocks in the conventional and deep offshore in the Gulf of Mexico, 139 of which are operated by Eni.
Production The main fields operated by Eni are Allegheny, Appaloosa and Morpeth (Eni’s interest 100%), Longhorn-Leo, Devils Towers and Triton (Eni’s interest 75%) as well as Pegasus (Eni’s interest 58%). Eni also holds interests in the Medusa (Eni’s interest 25%), Europa (Eni’s interest 32%) and Thunder Hawk (Eni’s interest 25%) non-operated fields.
Development Phase 1 of the development plan was sanctioned at the Heidelberg field (Eni’s interest 12.5%) in the deep offshore of the Gulf of Mexico. The project provides for the drilling of 5 producing wells and the installation of a producing platform. Start-up is expected at the end of 2016 with a production of approximately 9 kboe/d net to Eni.
Development activities in the Gulf of Mexico mainly concerned: (i) drilling and completion activities at the Hadrian South (Eni’s interest 30%), Lucius/Hadrian North (Eni’s interest 5.4%) and St. Malo (Eni’s interest 1.25%) fields; (ii) infilling activities at the producing Appaloosa, Longhorn, Pegasus and Front Runner (Eni’s interest 37.5%) fields; and (iii) maintenance of the pipeline linking to the Corral production platform.
Exploration In March 2013, Eni was the highest bidder in five offshore exploration blocks located in the Mississippi Canyon and Desoto Canyon areas within the Central Gulf of Mexico Lease Sale 227. Relevant authorities approved the bid of one of five blocks.

Texas
Production Production comes from the Alliance area (Eni’s interest 27.5%), in the Fort Worth basin. This asset was acquired following an agreement with Quicksilver for unconventional gas reserves (shale gas). In 2013, Eni’s production amounted to 8 kboe/d.
Development In November 2013, Eni signed an agreement with the American company Quicksilver, for explorating and developing an area with unconventional oil reservoirs (shale oil), onshore the United States. Eni is expected to acquire a 50% interest in the Leon Valley area (West Texas). The work plan provides for the drilling of up to five exploration wells and prospection studies aiming at determining the hydrocarbon potential of the area and the subsequent development plan. Eni will invest up to $52 million, for the completion of the project’s exploration activities. The agreement also establishes that Eni will obtain 50% of another area located in the Leon Valley, without additional costs.

Alaska
Eni holds interests in 102 exploration and development blocks with interests ranging from 10% to 100%, for 49 of these blocks Eni is the operator.
Production The main fields are Nikaitchuq (Eni operator with a 100% interest) and Oooguruk (Eni’s interest 30%) whit an overall production of 12 kbbl/d net to Eni in 2013.
Development Drilling activities progressed at the Nikaitchuq and Oooguruk fields.

Venezuela
Eni has been present in Venezuela since 1998. In 2013, Eni’s production amounted to 10 kbbl/d. Activity is concentrated in the Gulf of Venezuela, in the Gulf of Paria and onshore in the Orinoco Oil Belt, over a developed and undeveloped acreage of 2,804 square kilometers (1,066 square kilometers net to Eni).
Exploration and production of oil fields are regulated by the terms of the so-called "Empresa Mixta". Under its legal framework, only a company incorporated under the law of Venezuela is entitled to conduct petroleum operations. A stake of at least 60% in the capital of such company is held by an affiliate of the Venezuela state oil company, PDVSA, preferably Corporación Venezuelana de Petróleo (CVP).
In the medium term, management expects to increase Eni’s production through ongoing development activities, confirming Venezuela to be one of Eni’s largest producing Countries.
Production In March 2013, production (accelerated early production) started-up at the Junin 5 field (Eni’s interest 40%), located in the Orinoco oil belt and containing 35 bbbl of certified heavy oil in place. Early production of the first phase is expected to reach a plateau of 75 kbbl/d by the end of 2015, targeting a long-term production plateau of 240 kbbl/d. The project provides for the construction of a refinery with a capacity of approximately 350 kbbl/d. Eni agreed to finance part of PDVSA’s development costs for the early production phase and engineering activity of refinery plant up to $1.74 billion. Drilling activities and installation of the transport and treatment facilities are ongoing.
In 2013, the production of Corocoro field (Eni’s interest 26%) amounted to 37 kbbl/d.
Development The sanctioned development plan progressed at the Perla gas discovery, located in the Cardon IV Block (Eni’s interest 50%), in the Gulf of Venezuela. PDVSA exercised its 35% back-in right. Eni will retain the 32.5% joint controlled interest in the company, at the execution of the transfer stake. The early production phase includes the utilization of the existing discovery/appraisal wells and the installation of production platforms linked by pipelines to the onshore treatment plant. Target production of approximately 450 mmcf/d is expected in 2015. The development program will continue with the drilling of additional wells and the upgrading of treatment facilities to reach a production plateau of approximately 1,200 mmcf/d.
Exploration Eni is also participating with a 19.5% interest in the Gulfo de Paria Centrale offshore oil exploration block, where the Punta Sur oil discovery is located and with a 40% interest in Punta Pescador and Gulfo de Paria Ovest.
During the year, the schedule and program of exploration campaign for the assessment of mineral potential of gas permits Punta Pescador and Gulfo de Paria Ovest were defined.

■  Australia and Oceania

Australia
Eni has been present in Australia since 2001. In 2013, Eni’s production of oil and natural gas amounted to 30 kboe/d. Activities are focused on conventional and deep offshore fields over a developed and undeveloped area of 23,576 square kilometers (13,622 square kilometers net to Eni).
The main production blocks in which Eni holds interests are WA-33-L (Eni’s interest 100%), JPDA 03-13 (Eni’s interest 10.99%) and JPDA 06-105 (Eni operator with a 40% interest).
In the appraisal and development phase Eni holds interests in NT/P68 (Eni’s interest 50%) and NT/P48 (Eni’s interest 32.5%). In October 2013, exploration activity yielded positive results, with the Evans Shoal North-1 appraisal well, in the NT/P48 permit. The total potential of the Evans Shoal discovery is estimated at 8 Tcf of raw gas in place.

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Eni Fact Book Exploration & Production

In addition, Eni holds interest in 7 exploration licenses, of which 1 in the JPDA.
Exploration and production activities in Australia are regulated by concession agreements, whereas in the cooperation zone between Timor Leste and Australia (Joint Petroleum Development Area - JPDA) they are regulated by PSAs.

Block JPDA 03-13
Production The liquids and gas Bayu Undan field started-up in 2004 and produced 173 kboe/d (approximately 13 kboe/d net to Eni) in 2013. Liquid production is supported by 3 treatment platforms and an FSO unit. Production of natural gas is mostly carried by a 500-kilometer long pipeline and is treated at the Darwin liquefaction plant which has a capacity of 3.6 mmtonnes/y of LNG (equivalent to approximately 177 bcf/y of feed gas). LNG is sold to Japanese power generation companies under long-term contracts.
Development The Development Phase 3 is currently underway, aiming at increasing of liquid production and supporting of LNG production.

Block JPDA 06-105
Production The Kitan oil field (Eni operator with a 40% interest) started-up in 2011 and amounted to 16 kbbl/d in 2013 (approximately 5 kbbl/d net to Eni). Production is supported by 3 sub-sea wells and operated by an FPSO unit for the oil treatment.
Development The second development phase of Kitan field was started-up. This phase includes the drilling and completion of the new development well in the eastern part of the field and the linkage to the existent FPSO.

Block WA-33-L
Production The Blacktip gas field (Eni’s interest 100%) started-up in 2009 and produced approximately 23 bcf/y in 2013. The project is supported by a production platform and carried by a 108-kilometer long pipeline to an onshore treatment plant with a capacity of 42 bcf/y. Natural gas extracted from this field is sold under a 25-year contract to supply a power plant, signed with Australian society Power & Water Utility Co.

Contents

Eni Fact Book Exploration & Production

Estimated net proved hydrocarbons reserves by geographic area	(mmboe)
(at December 31)	Italy (a)	Rest of Europe	North Africa	Sub-Saharan Africa	Kazakhstan	Rest of Asia	America	Australia and Oceania	Total

2009
Estimated net proved hydrocarbons reserves	703	590	1,937	1,163	1,221	545	279	133	6,571
Consolidated subsidiaries	703	590	1,922	1,141	1,221	236	263	133	6,209
Equity-accounted entities			15	22		309	16		362
Developed	490	432	1,278	804	614	183	181	122	4,104
Consolidated subsidiaries	490	432	1,266	799	614	139	168	122	4,030
Equity-accounted entities			12	5		44	13		74
Undeveloped	213	158	659	359	607	362	98	11	2,467
Consolidated subsidiaries	213	158	656	342	607	97	95	11	2,179
Equity-accounted entities			3	17		265	3		288

2010
Estimated net proved hydrocarbons reserves	724	601	2,119	1,161	1,126	612	373	127	6,843
Consolidated subsidiaries	724	601	2,096	1,133	1,126	295	230	127	6,332
Equity-accounted entities			23	28		317	143		511
Developed	554	405	1,237	817	543	182	167	117	4,022
Consolidated subsidiaries	554	405	1,215	812	543	139	141	117	3,926
Equity-accounted entities			22	5		43	26		96
Undeveloped	170	196	882	344	583	430	206	10	2,821
Consolidated subsidiaries	170	196	881	321	583	156	89	10	2,406
Equity-accounted entities			1	23		274	117		415

2011
Estimated net proved hydrocarbons reserves	707	630	2,052	1,104	950	886	624	133	7,086
Consolidated subsidiaries	707	630	2,031	1,021	950	230	238	133	5,940
Equity-accounted entities			21	83		656	386		1,146
Developed	540	374	1,194	746	482	134	188	112	3,770
Consolidated subsidiaries	540	374	1,175	742	482	129	162	112	3,716
Equity-accounted entities			19	4		5	26		54
Undeveloped	167	256	858	358	468	752	436	21	3,316
Consolidated subsidiaries	167	256	856	279	468	101	76	21	2,224
Equity-accounted entities			2	79		651	360		1,092

2012
Estimated net proved hydrocarbons reserves	524	591	1,935	1,129	1,041	852	966	128	7,166
Consolidated subsidiaries	524	591	1,915	1,048	1,041	184	236	128	5,667
Equity-accounted entities			20	81		668	730		1,499
Developed	406	349	1,100	716	458	190	190	107	3,516
Consolidated subsidiaries	406	349	1,080	716	458	108	170	107	3,394
Equity-accounted entities			20			82	20		122
Undeveloped	118	242	835	413	583	662	776	21	3,650
Consolidated subsidiaries	118	242	835	332	583	76	66	21	2,273
Equity-accounted entities				81		586	710		1,377

2013
Estimated net proved hydrocarbons reserves	499	557	1,802	1,230	1,035	270	966	176	6,535
Consolidated subsidiaries	499	557	1,783	1,155	1,035	263	240	176	5,708
Equity-accounted entities			19	75		7	726		827
Developed	408	343	1,022	701	566	93	171	123	3,427
Consolidated subsidiaries	408	343	1,003	701	566	90	153	123	3,387
Equity-accounted entities			19			3	18		40
Undeveloped	91	214	780	529	469	177	795	53	3,108
Consolidated subsidiaries	91	214	780	454	469	173	87	53	2,321
Equity-accounted entities				75		4	708		787

(a) Including approximately 769, 767 and 767 billion of cubic feet of natural gas held in storage at December 31, 2009, 2010 and 2011, respectively.

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Eni Fact Book Exploration & Production

Estimated net proved liquids reserves by geographic area	(mmbbl)
(at December 31)	Italy	Rest of Europe	North Africa	Sub-Saharan Africa	Kazakhstan	Rest of Asia	America	Australia and Oceania	Total

2009
Estimated net proved liquids reserves	233	351	908	777	849	144	169	32	3,463
Consolidated subsidiaries	233	351	895	770	849	94	153	32	3,377
Equity-accounted entities			13	7		50	16		86
Developed	141	218	669	548	291	52	93	23	2,035
Consolidated subsidiaries	141	218	659	544	291	45	80	23	2,001
Equity-accounted entities			10	4		7	13		34
Undeveloped	92	133	239	229	558	92	76	9	1,428
Consolidated subsidiaries	92	133	236	226	558	49	73	9	1,376
Equity-accounted entities			3	3		43	3		52

2010
Estimated net proved liquids reserves	248	349	997	756	788	183	273	29	3,623
Consolidated subsidiaries	248	349	978	750	788	139	134	29	3,415
Equity-accounted entities			19	6		44	139		208
Developed	183	207	674	537	251	44	87	20	2,003
Consolidated subsidiaries	183	207	656	533	251	39	62	20	1,951
Equity-accounted entities			18	4		5	25		52
Undeveloped	65	142	323	219	537	139	186	9	1,620
Consolidated subsidiaries	65	142	322	217	537	100	72	9	1,464
Equity-accounted entities			1	2		39	114		156

2011
Estimated net proved liquids reserves	259	372	934	692	653	216	283	25	3,434
Consolidated subsidiaries	259	372	917	670	653	106	132	25	3,134
Equity-accounted entities			17	22		110	151		300
Developed	184	195	638	487	215	34	117	25	1,895
Consolidated subsidiaries	184	195	622	483	215	34	92	25	1,850
Equity-accounted entities			16	4			25		45
Undeveloped	75	177	296	205	438	182	166		1,539
Consolidated subsidiaries	75	177	295	187	438	72	40		1,284
Equity-accounted entities			1	18		110	126		255

2012
Estimated net proved liquids reserves	227	351	921	688	670	196	273	24	3,350
Consolidated subsidiaries	227	351	904	672	670	82	154	24	3,084
Equity-accounted entities			17	16		114	119		266
Developed	165	180	601	456	203	49	128	24	1,806
Consolidated subsidiaries	165	180	584	456	203	41	109	24	1,762
Equity-accounted entities			17			8	19		44
Undeveloped	62	171	320	232	467	147	145		1,544
Consolidated subsidiaries	62	171	320	216	467	41	45		1,322
Equity-accounted entities				16		106	100		222

2013
Estimated net proved liquids reserves	220	330	846	738	679	129	263	22	3,227
Consolidated subsidiaries	220	330	830	723	679	128	147	22	3,079
Equity-accounted entities			16	15		1	116		148
Developed	177	179	577	465	295	38	115	20	1,866
Consolidated subsidiaries	177	179	561	465	295	38	96	20	1,831
Equity-accounted entities			16				19		35
Undeveloped	43	151	269	273	384	91	148	2	1,361
Consolidated subsidiaries	43	151	269	258	384	90	51	2	1,248
Equity-accounted entities				15		1	97		113

i- 32 -

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Eni Fact Book Exploration & Production

Estimated net proved natural gas reserves by geographic area	(bcf)
(at December 31)	Italy (a)	Rest of Europe	North Africa	Sub-Saharan Africa	Kazakhstan	Rest of Asia	America	Australia and Oceania	Total

2009
Estimated net proved natural gas reserves	2,704	1,380	5,908	2,212	2,139	2,301	631	575	17,850
Consolidated subsidiaries	2,704	1,380	5,894	2,127	2,139	814	629	575	16,262
Equity-accounted entities			14	85		1,487	2		1,588
Developed	2,001	1,231	3,498	1,468	1,859	756	506	565	11,884
Consolidated subsidiaries	2,001	1,231	3,486	1,463	1,859	539	506	565	11,650
Equity-accounted entities			12	5		217			234
Undeveloped	703	149	2,410	744	280	1,545	125	10	5,966
Consolidated subsidiaries	703	149	2,408	664	280	275	123	10	4,612
Equity-accounted entities			2	80		1,270	2		1,354

2010
Estimated net proved natural gas reserves	2,644	1,401	6,231	2,245	1,874	2,391	552	544	17,882
Consolidated subsidiaries	2,644	1,401	6,207	2,127	1,874	871	530	544	16,198
Equity-accounted entities			24	118		1,520	22		1,684
Developed	2,061	1,103	3,122	1,554	1,621	774	437	539	11,211
Consolidated subsidiaries	2,061	1,103	3,100	1,550	1,621	560	431	539	10,965
Equity-accounted entities			22	4		214	6		246
Undeveloped	583	298	3,109	691	253	1,617	115	5	6,671
Consolidated subsidiaries	583	298	3,107	577	253	311	99	5	5,233
Equity-accounted entities			2	114		1,306	16		1,438

2011
Estimated net proved natural gas reserves	2,491	1,427	6,210	2,287	1,648	3,718	1,897	604	20,282
Consolidated subsidiaries	2,491	1,425	6,190	1,949	1,648	685	590	604	15,582
Equity-accounted entities		2	20	338		3,033	1,307		4,700
Developed	1,977	995	3,087	1,441	1,480	552	393	491	10,416
Consolidated subsidiaries	1,977	995	3,070	1,437	1,480	528	385	491	10,363
Equity-accounted entities			17	4		24	8		53
Undeveloped	514	432	3,123	846	168	3,166	1,504	113	9,866
Consolidated subsidiaries	514	430	3,120	512	168	157	205	113	5,219
Equity-accounted entities		2	3	334		3,009	1,299		4,647

2012
Estimated net proved natural gas reserves	1,633	1,317	5,574	2,414	2,038	3,605	3,804	572	20,957
Consolidated subsidiaries	1,633	1,317	5,558	2,061	2,038	562	449	572	14,190
Equity-accounted entities			16	353		3,043	3,355		6,767
Developed	1,325	925	2,736	1,429	1,401	774	340	459	9,389
Consolidated subsidiaries	1,325	925	2,720	1,429	1,401	372	334	459	8,965
Equity-accounted entities			16			402	6		424
Undeveloped	308	392	2,838	985	637	2,831	3,464	113	11,568
Consolidated subsidiaries	308	392	2,838	632	637	190	115	113	5,225
Equity-accounted entities				353		2,641	3,349		6,343

2013
Estimated net proved natural gas reserves	1,532	1,247	5,246	2,704	1,957	772	3,862	848	18,168
Consolidated subsidiaries	1,532	1,247	5,231	2,374	1,957	744	509	848	14,442
Equity-accounted entities			15	330		28	3,353		3,726
Developed	1,266	904	2,447	1,295	1,488	300	315	561	8,576
Consolidated subsidiaries	1,266	904	2,432	1,295	1,488	286	310	561	8,542
Equity-accounted entities			15			14	5		34
Undeveloped	266	343	2,799	1,409	469	472	3,547	287	9,592
Consolidated subsidiaries	266	343	2,799	1,079	469	458	199	287	5,900
Equity-accounted entities				330		14	3,348		3,692

(a) Including approximately 769, 767 and 767 billion of cubic feet of natural gas held in storage at December 31, 2009, 2010 and 2011, respectively.

Contents

Eni Fact Book Exploration & Production

Production of oil and natural gas by Country (a)	(kboe/d)	2009	2010	2011	2012	2013

Italy	169	183	186	189	186
Rest of Europe	247	222	216	178	155
Croatia	17	8	5	5	8
Norway	126	123	131	126	106
United Kingdom	104	91	80	47	41
North Africa	573	602	438	586	556
Algeria	83	77	72	78	88
Egypt	230	232	236	235	227
Libya	244	273	112	258	228
Tunisia	16	20	18	15	13
Sub-Saharan Africa	360	400	370	345	332
Angola	130	118	102	87	87
Congo	102	110	108	104	120
Nigeria	128	172	160	154	125
Kazakhstan	115	108	106	102	100
Rest of Asia	135	131	112	129	144
China	8	7	8	9	8
India	1	8	4	2	1
Indonesia	21	19	18	18	16
Iran	35	21	6	3	4
Iraq		5	7	18	22
Pakistan	58	59	58	57	52
Russia				11	31
Turkmenistan	12	12	11	11	10
America	153	143	125	135	116
Brazil			1	2
Ecuador	14	11	7	25	13
Trinidad & Tobago	12	12	10	11	11
United States	119	109	98	88	82
Venezuela	8	11	9	9	10
Australia and Oceania	17	26	28	37	30
Australia	17	26	28	37	30
Total outside Italy	1,600	1,632	1,395	1,512	1,433
	1,769	1,815	1,581	1,701	1,619
of which equity-accounted entities	23	25	26	35	54
Angola	3	3	4	2	3
Brazil			1	2
Indonesia	6	6	6	6	5
Russia				11	31
Tunisia	6	5	6	5	5
Venezuela	8	11	9	9	10

Oil and natural gas production sold	(mmboe)	2009	2010	2011	2012	2013

Oil and natural gas production		645.7	662.3	577.0	622.6	591.0
Change in inventories other		(3.8)	(3.4)	(7.4)	1.6	(5.7)
Own consumption of gas		(19.1)	(20.9)	(21.1)	(25.5)	(30.0)
Oil and natural gas production sold (b)		622.8	638.0	548.5	598.7	555.3

Oil	(mmbbl)	365.20	361.30	302.61	325.41	299.54
- of which to R&M Division		224.98	206.41	190.65	185.48	178.83

Natural gas	(bcf)	1,479	1,536	1,367	1,501	1,405
- of which to G&P Division		444	432	423	435	385

(a) Includes volumes of gas consumed in operations (451, 383, 321, 318 and 300 mmcf/d, in 2013, 2012, 2011, 2010 and 2009, respectively).
(b) Includes 17.1 mmboe of equity-accounted entities production sold in 2013 (11.2, 7.7, 8 and 7.1 mmboe in 2012, 2011, 2010 and 2009, respectively).

Contents

Eni Fact Book Exploration & Production

Liquids production by Country	(kbbl/d)	2009	2010	2011	2012	2013

Italy	56	61	64	63	71
Rest of Europe	133	121	120	95	77
Norway	78	74	80	74	60
United Kingdom	55	47	40	21	17
North Africa	292	301	209	271	252
Algeria	80	74	69	71	73
Egypt	91	96	91	88	93
Libya	108	116	36	101	76
Tunisia	13	15	13	11	10
Sub-Saharan Africa	312	321	278	247	242
Angola	125	113	95	80	79
Congo	97	98	87	82	90
Nigeria	90	110	96	85	73
Kazakhstan	70	65	64	61	61
Rest of Asia	57	48	34	44	49
China	7	6	7	8	7
India		1
Indonesia	2	2	2	2	2
Iran	35	21	6	3	4
Iraq		5	7	18	22
Pakistan	1	1	1	1
Russia				2	5
Turkmenistan	12	12	11	10	9
America	79	71	65	83	71
Brazil			1	2
Ecuador	14	11	7	25	13
United States	57	49	48	47	48
Venezuela	8	11	9	9	10
Australia and Oceania	8	9	11	18	10
Australia	8	9	11	18	10
Total outside Italy	951	936	781	819	762
	1,007	997	845	882	833
of which equity-accounted entities	17	19	19	20	20
Angola	3	3	3	2
Brazil			1	2
Indonesia	1	1	1	1	1
Russia				2	5
Tunisia	5	4	5	4	4
Venezuela	8	11	9	9	10

Oil and natural gas production available for sale (a)	(kboe/d)	2009	2010	2011	2012	2013

Italy	165	178	181	184	179
Rest of Europe	239	214	209	171	149
North Africa	554	582	420	561	528
Sub-Saharan Africa	349	386	354	327	307
Kazakhstan	113	104	102	98	96
Rest of Asia	130	126	106	121	135
America	150	141	124	133	114
Australia and Oceania	16	26	27	36	29
	1,716	1,757	1,523	1,631	1,537
of which equity-accounted entities	21	23	23	33	50
North Africa	5	5	5	5	4
Sub-Saharan Africa	3	3	3	2	2
Rest of Asia	5	5	4	15	34
America	8	10	11	11	10

(a) Do not include natural gas consumed in operation.

Contents

Eni Fact Book Exploration & Production

Natural gas production by Country (a)	(mmcf/d)	2009	2010	2011	2012	2013

Italy	652.6	673.2	674.3	695.1	630.2
Rest of Europe	655.5	559.2	537.9	458.9	429.6
Croatia	95.5	45.3	29.9	25.4	43.0
Norway	273.7	271.6	284.0	289.6	250.5
Ukraine				0.5
United Kingdom	286.3	242.3	224.0	143.4	136.1
North Africa	1,614.2	1,673.2	1,271.5	1,733.5	1,674.2
Algeria	19.7	20.2	19.0	40.1	81.6
Egypt	793.7	755.1	800.7	805.9	734.6
Libya	780.4	871.1	423.2	863.5	836.7
Tunisia	20.4	26.8	28.6	24.0	21.3
Sub-Saharan Africa	274.3	441.5	508.0	538.7	495.9
Angola	29.3	31.9	34.7	39.2	46.9
Congo	27.3	67.9	119.1	120.5	161.8
Nigeria	217.7	341.7	354.2	379.0	287.2
Kazakhstan	259.0	237.0	231.0	221.7	213.5
Rest of Asia	444.8	463.9	430.1	468.5	520.5
China	8.2	6.7	5.0	4.4	3.4
India	3.7	36.6	19.6	10.5	7.2
Indonesia	104.8	94.4	84.3	84.9	79.2
Pakistan	328.1	326.2	321.2	310.4	283.1
Russia				52.4	141.6
Turkmenistan				5.9	6.0
America	424.7	396.0	334.0	283.5	245.3
Trinidad & Tobago	67.0	63.6	56.7	58.5	58.6
United States	357.7	332.4	277.3	225.0	185.9
Venezuela					0.8
Australia and Oceania	48.6	95.7	97.8	100.8	110.4
Australia	48.6	95.7	97.8	100.8	110.4
Total outside Italy	3,721.1	3,866.5	3,410.3	3,805.6	3,689.4
	4,373.7	4,539.7	4,084.6	4,500.7	4,319.6
of which equity-accounted entities	38.3	35.6	34.0	88.6	186.3
Angola	0.7	0.8	1.9	4.4	14.2
Indonesia	32.1	28.9	25.7	26.0	24.2
Russia				52.4	141.6
Tunisia	5.5	5.9	6.4	5.3	5.5
Ukraine				0.5

Natural gas production available for sale (b)	(mmcf/d)	2009	2010	2011	2012	2013

Italy	630	648	648	667	593
Rest of Europe	608	517	498	421	395
North Africa	1,503	1,559	1,169	1,592	1,514
Sub-Saharan Africa	213	365	422	444	356
Kazakhstan	241	221	212	202	195
Rest of Asia	417	436	398	423	476
America	416	385	323	273	234
Australia and Oceania	46	91	93	96	105
	4,074	4,222	3,763	4,118	3,868
of which equity-accounted entities	29	27	24	71	165
North Africa	3	3	4	3	4
Sub-Saharan Africa					7
Rest of Asia	26	24	20	68	154

(a) Includes volumes of gas consumed in operations (451, 383, 321, 318 and 300 mmcf/d, in 2013, 2012, 2011, 2010 and 2009, respectively). (b) Do not include natural gas consumed in operations.

Contents

Eni Fact Book Exploration & Production

Average realizations	2009	2010	2011	2012	2013
	CONS	JV	CONS	JV	CONS	JV	CONS	JV	CONS	JV
Liquids
($/bbl)
Italy	56.02		72.19		101.20		100.52		98.50
Rest of Europe	56.46		67.26		97.56	97.18	100.67	93.11	98.97
North Africa	56.42	14.60	70.96	16.09	97.63	17.98	103.63	17.93	100.42	17.96
Sub-Saharan Africa	59.75	56.85	78.23	77.78	110.09	108.92	108.34	112.28	105.13
Kazakhstan	52.34		66.74		98.68		102.25		99.37
Rest of Asia	55.34	9.01	75.20	57.05	101.09	74.98	103.44	40.36	99.69	33.87
America	55.66	56.41	72.84	71.70	101.15	93.03	85.94	93.45	85.27	93.32
Australia and Oceania	50.40		73.00		98.05		102.06		98.72
	57.02	44.43	72.95	58.86	102.47	84.78	103.06	77.94	100.20	64.92

Natural gas
($/kcf)
Italy	9.01		8.71		11.56		10.68		11.65
Rest of Europe	7.06		7.40		9.72	10.65	10.13	11.64	10.62
North Africa	5.79		6.87		5.95	5.39	8.13	4.91	7.96	6.29
Sub-Saharan Africa	1.66		1.87		1.97		2.16		2.16
Kazakhstan	0.45		0.49		0.57		0.67		0.64
Rest of Asia	4.09	7.44	4.35	9.87	5.27	15.68	5.94	6.17	5.83	3.49
America	4.05		4.70		4.02		2.90		3.37
Australia and Oceania	8.14		7.40		7.38		7.73		7.80
	5.62	6.81	6.01	8.73	6.44	13.89	7.14	6.16	7.41	4.00

Hydrocarbons
($/boe)
Italy	53.17		56.60		77.26		73.24		77.56
Rest of Europe	49.53		56.00		79.03	66.14	80.79	69.05	79.14
North Africa	45.47	13.19	55.06	13.53	64.85	20.87	73.06	19.45	70.51	21.47
Sub-Saharan Africa	54.61	56.85	66.35	77.78	88.02	108.92	84.93	112.28	85.08
Kazakhstan	33.65		42.24		62.87		64.92		62.02
Rest of Asia	38.21	41.80	42.45	55.04	51.51	85.80	57.98	34.78	62.59	21.46
America	39.29	56.32	47.84	71.70	60.28	93.03	54.61	93.45	57.89	93.32
Australia and Oceania	48.63		52.51		61.00		73.82		61.79
	46.90	42.82	55.59	56.10	72.20	83.15	73.65	59.25	72.97	37.57

Eni’s Group	2009	2010	2011	2012	2013

Liquids ($/bbl)	56.95	72.76	102.11	102.58	99.44
Natural gas ($/kcf)	5.62	6.02	6.48	7.12	7.26
Hydrocarbons ($/boe)	46.90	55.60	72.26	73.39	71.87

Net developed and undeveloped acreage	(square kilometers)	2009	2010	2011	2012	2013

Europe	31,607	29,079	26,023	27,423	37,018
Italy	22,038	19,097	16,872	17,556	17,282
Rest of Europe	9,569	9,982	9,151	9,867	19,736
Africa	158,749	152,671	137,220	142,796	137,096
North Africa	46,011	44,277	30,532	21,390	20,412
Sub-Saharan Africa	112,738	108,394	106,688	121,406	116,684
Asia	125,641	112,745	55,284	58,042	79,314
Kazakhstan	880	880	880	869	869
Rest of Asia	124,761	111,865	54,404	57,173	78,445
America	11,523	11,187	10,209	9,075	9,206
Australia and Oceania	20,342	15,279	25,685	13,834	13,622
Total	347,862	320,961	254,421	251,170	276,256

Contents

Eni Fact Book Exploration & Production

Principal oil and natural gas interests at December 31, 2013
Commencement of operations	Number of interests	Gross developed (a) (b) acreage	Net developed (a) (b) acreage	Gross undeveloped (a) acreage	Net undeveloped (a) acreage	Type of fields/acreage	Number of producing fields	Number of other fields

EUROPE		264	16,170	10,907	40,753	26,111		121	94
Italy	1926	151	10,663	8,948	10,815	8,334	Onshore/Offshore	81	68
Rest of Europe		113	5,507	1,959	29,938	17,777		40	26
Croatia	1996	2	1,975	987			Offshore	9	3
Cyprus	2013	3			12,523	10,018	Offshore
Norway	1965	57	2,264	346	9,302	3,433	Offshore	18	19
Poland	2010	2			969	969	Onshore
Ukraine	2011	12	50	30	3,840	1,911	Onshore		1
United Kingdom	1964	34	1,218	596	223	42	Offshore	13	3
Other Countries		3			3,081	1,404	Offshore
AFRICA		280	66,341	20,131	185,574	116,965		275	130
North Africa		116	32,560	14,150	14,334	6,262		110	50
Algeria	1981	42	3,223	1,148	187	31	Onshore	37	6
Egypt	1954	53	4,926	1,778	5,460	1,887	Onshore/Offshore	41	24
Libya	1959	10	17,947	8,950	8,687	4,344	Onshore/Offshore	11	15
Tunisia	1961	11	6,464	2,274			Onshore/Offshore	21	5
Sub-Saharan Africa		164	33,781	5,981	171,240	110,703		165	80
Angola	1980	71	6,498	802	14,991	3,641	Onshore/Offshore	50	32
Congo	1968	28	1,835	1,017	2,890	2,108	Onshore/Offshore	24	6
Dem. Republic of Congo	2010	1			478	263	Onshore
Gabon	2008	6			7,615	7,615	Onshore/Offshore
Ghana	2009	2			4,676	1,664	Offshore		2
Kenya	2012	4			46,410	38,930	Offshore
Liberia	2012	3			7,365	1,841	Offshore
Mozambique	2007	1			10,207	5,103	Offshore		8
Nigeria	1962	41	25,448	4,162	10,838	3,484	Onshore/Offshore	91	32
Togo	2010	2			6,192	6,192	Offshore
Other Countries		5			59,578	39,862	Onshore
ASIA		70	19,013	6,650	168,024	72,664		31	25
Kazakhstan	1992	6	2,391	442	2,542	427	Onshore/Offshore	1	5
Rest of Asia		64	16,622	6,208	165,482	72,237		30	20
China	1984	8	76	19	5,130	5,130	Offshore	4	1
India	2005	11	206	109	16,546	6,058	Onshore/Offshore	4	3
Indonesia	2001	13	3,220	1,218	25,779	17,991	Onshore/Offshore	7	15
Iran	1957	4	1,456	820			Onshore/Offshore	1
Iraq	2009	1	1,074	446			Onshore	1
Pakistan	2000	18	10,390	3,396	17,731	6,939	Onshore/Offshore	11	1
Russia	2007	3			62,592	20,862	Offshore
Timor Leste	2006	1			1,538	1,230	Offshore
Turkmenistan	2008	1	200	200			Onshore	2
Vietnam	2013	3			21,566	10,783	Offshore
Other Countries		1			14,600	3,244	Offshore
AMERICA		348	4,809	3,141	15,268	6,065		65	18
Ecuador	1988	1	1,985	1,985			Onshore	1	1
Greenland	2013	1			2,630	920	Offshore
Trinidad & Tobago	1970	1	382	66			Offshore	7
United States	1968	331	1,640	822	5,089	3,021	Onshore/Offshore	55	14
Venezuela	1998	6	802	268	2,002	798	Onshore/Offshore	2	2
Other Countries		8			5,547	1,326	Offshore		1
AUSTRALIA AND OCEANIA		14	1,140	709	22,436	12,913		3	2
Australia	2001	14	1,140	709	22,436	12,913	Offshore	3	2
Total		976	107,473	41,538	432,055	234,718		495	269

(a) Square kilometers. (b) Developed acreage refers to those leases in which at least a portion of the area is in production or encompasses proved developed reserves.

Contents

Eni Fact Book Exploration & Production

Capital expenditure	(euro million)	2009	2010	2011	2012	2013

Acquisition of proved and unproved properties	697		754	43	109
North Africa	351		57	14	109
Sub-Saharan Africa	73		697	27
Rest of Asia	94
America	179			2
Exploration	1,228	1,012	1,210	1,850	1,669
Italy	40	34	38	32	32
Rest of Europe	113	114	100	151	357
North Africa	317	84	128	153	95
Sub-Saharan Africa	284	406	482	1,142	757
Kazakhstan	20	6	6	3	1
Rest of Asia	159	223	156	193	233
America	243	119	60	80	110
Australia and Oceania	52	26	240	96	84
Development	7,478	8,578	7,357	8,304	8,580
Italy	689	630	720	744	743
Rest of Europe	673	863	1,596	2,008	1,768
North Africa	1,381	2,584	1,380	1,299	808
Sub-Saharan Africa	2,105	1,818	1,521	1,931	2,675
Kazakhstan	1,083	1,030	897	719	658
Rest of Asia	406	311	361	641	749
America	706	1,187	831	953	1,127
Australia and Oceania	435	155	51	9	52
Other expenditure	83	100	114	110	117
	9,486	9,690	9,435	10,307	10,475

Reserves life index	(years)	2009	2010	2011	2012	2013

Italy	11.4	10.9	10.4	7.6	7.3
Rest of Europe	6.6	7.4	8.0	9.0	9.8
North Africa	9.3	9.6	12.8	9.0	8.9
Sub-Saharan Africa	8.9	7.9	8.2	8.9	10.2
Kazakhstan	29.0	28.7	24.5	28.1	28.8
Rest of Asia	11.1	12.8	21.7	18.1	5.1
America	5.0	7.2	13.6	19.7	23.0
Australia and Oceania	21.5	13.1	12.8	9.8	16.0
	10.2	10.3	12.3	11.5	11.1

Reserves replacement ratio	2009	2010	2011	2012	2013
(%)	organic	all sources	organic	all sources	organic	all sources	organic	all sources	organic	all sources

Italy	135	136	121	107	72	75	34		62	62
Rest of Europe	173	174	103	102	140	136	37	37	63	40
North Africa	99	99	167	167	58	58	40	40	32	34
Sub-Saharan Africa	105	106	91	90	63	58	138	117	183	183
Kazakhstan							467	337	83	83
Rest of Asia	42		211	212	768	771	12	12	232
America	102	144	274	273	646	647	855	786	102	102
Australia and Oceania	117	112	6	5	155	163	51	51	536	536
	93	96	127	125	143	142	147	107	105	(7)

Contents

Eni Fact Book Exploration & Production

Exploratory wells activity
Net wells completed	Wells in progress (a)

2011	2012	2013	2013

(units)	Productive	Dry (b)	Productive	Dry (b)	Productive	Dry (b)	Gross	Net

Italy			1.0				5.0	3.4
Rest of Europe	0.3	0.7	1.0	1.0		3.4	17.0	6.2
North Africa	6.2	3.4	6.3	11.3	4.9	5.4	14.0	9.8
Sub-Saharan Africa	0.6	2.6	4.5	5.1	3.2	6.6	60.0	24.3
Kazakhstan				0.8		0.4	6.0	1.1
Rest of Asia	0.2	7.6	0.5	0.6	4.3	2.7	21.0	8.2
America	2.5			0.1	0.2	1.2	4.0	1.2
Australia and Oceania		1.4		0.4		0.5	2.0	0.8
	9.8	15.7	13.3	19.3	12.6	20.2	129.0	55.0

Development wells activity
Net wells completed	Wells in progress (a)

2011	2012	2013	2013

(units)	Productive	Dry (b)	Productive	Dry (b)	Productive	Dry (b)	Gross	Net

Italy	25.3		18.0	1.0	7.4	1.0	3.0	3.0
Rest of Europe	3.3	0.3	2.9	0.6	6.3		31.0	5.9
North Africa	55.9	1.1	46.0	1.6	61.6	3.3	20.0	11.3
Sub-Saharan Africa	28.2	1.0	27.4	0.3	26.3	1.2	20.0	5.1
Kazakhstan	1.3		1.4		0.3		17.0	3.1
Rest of Asia	39.2	2.5	41.2	0.1	61.7	4.3	26.0	11.4
America	27.6		23.1		13.8		12.0	4.8
Australia and Oceania	0.4						1.0	0.4
	181.2	4.9	160.0	3.6	177.4	9.8	130.0	45.0

Productive oil and gas wells (c)
2013

Oil wells	Natural gas wells

(units)	Gross	Net	Gross	Net

Italy	240.0	194.1	615.0	531.5
Rest of Europe	415.0	60.8	182.0	90.2
North Africa	1,590.0	820.4	199.0	85.8
Sub-Saharan Africa	2,908.0	585.9	339.0	25.5
Kazakhstan	104.0	29.7
Rest of Asia	644.0	417.3	897.0	341.6
America	191.0	105.4	352.0	129.1
Australia and Oceania	7.0	3.8	14.0	3.3
	6,099.0	2,217.4	2,598.0	1,207.0

(a) Includes temporary suspended wells pending further evaluation.
(b) A dry well is an exploratory, development, or extension well that proves to be incapable of producing either oil or gas sufficient quantities to justify completion as an oil or gas well.
(c) Includes 2,162 gross (761.2 net) multiple completion wells (more than one producing into the same well bore). Productive wells are producing wells and wells capable of production. One or more completions in the same bore hole are counted as one well.

Contents

Eni Fact Book Gas & Power

Gas & Power

Key performance indicators (*)
2009	2010	2011	2012	2013

Employees injury frequency rate	(No. of accidents per million of worked hours)	3.15	3.97	2.44	1.84	1.31
Contractors injury frequency rate		2.32	4.00	5.22	3.64	1.81

Net sales from operations (a)	(euro million)	29,272	27,806	33,093	36,200	32,124
Operating profit		1,914	896	(326)	(3,219)	(2,992)
Adjusted operating profit		2,022	1,268	(247)	354	(663)
Marketing		1,721	923	(657)	47	(837)
International transport		301	345	410	309	174
Adjusted net profit		892	1,267	252	473	(246)
EBITDA proforma adjusted		2,975	2,562	949	1,316	6
Marketing		2,334	1,863	257	858	(311)
International transport		641	699	692	458	317
Capital expenditure		207	265	192	225	232

Worldwide gas sales (b)	(bcm)	103.72	97.06	96.76	95.32	93.17
LNG sales (c)		12.9	15.0	15.7	14.6	12.4
Customers in Italy	(million)	6.88	6.88	7.10	7.45	8.00
Electricity sold	(TWh)	33.96	39.54	40.28	42.58	35.05

Employees at year end	(number)	5,147	5,072	4,795	4,752	4,514
Direct GHG emissions	(mmtonnes CO2 eq)	12.40	13.41	12.77	12.70	11.16
Customer satisfaction index (CSS) (d)	(%)	83.7	87.4	88.6	89.8	90.4
Water consumption/withdrawals per kWh eq produced (EniPower)	(cm/kWh eq)	0.015	0.013	0.014	0.012	0.017

(*) Following the divestment of the Regulated Businesses in Italy, results of the Gas & Power Division include Marketing and International transport activities. Reference periods have been restated accordingly.
(a) Before elimination of intragroup sales.
(b) Include volumes marketed by the Exploration & Production Division of 2.61 bcm (6.17, 5.65, 2.86 and 2.73 bcm in 2009, 2010, 2011 and 2012, respectively).
(c) Refer to LNG sales of the Gas & Power Division (included in worldwide gas sales) and the Exploration & Production Division.
(d) 2013 figure is calculated as the average of the CSS detected by the AEEG in the first half of 2013 and the result detected by the Eni satisfaction survey in the second half of 2013.

Performance of the year

I In 2013 the positive trend in employees and contractors injury frequency rates was confirmed, with a reduction of 28.9% and 50.1%, respectively.
I In 2013, adjusted net loss was euro 246 million, decreasing by euro 719 million from 2012 reflecting worsening competitive environment determining a fall of sale prices and margins in Italy, the effects of which were exacerbated by minimum off-take obligations provided by long-term supply contracts.
I Eni gas sales (93.17 bcm) were down by 2.3% compared to 2012. When excluding the effect of the divestment of Galp, gas sales were broadly in line with the previous year. Eni’s sales in the domestic market increased by 1.08 bcm driven by higher	spot sales and by higher sales to importers in Italy (up 1.94 bcm). This positive trend was more than offset by slightly lower volumes marketed in the main European markets (down 5.61 bcm), particularly in Benelux, Iberian Peninsula and the UK due to declining demand and competitive pressure.
I Electricity sales of 35.05 TWh decreased by 7.53 TWh from 2012, down 17.7%.
I In 2013 capital expenditure of euro 232 million mainly concerned the revamping activities of the cogeneration plant of Bolgiano and the development of its heating cable system (euro 39 million), the flexibility and upgrading of combined cycle power stations (euro 82 million) as well as gas marketing initiatives (euro 88 million).

Contents

Eni Fact Book Gas & Power

1. Marketing

1.1 Natural gas

Supply
The supply of natural gas is a free activity where prices are determined by free negotiations of demand and supply involving natural gas resellers and producers.
In order to secure mid and long-term access to gas availability, Eni has signed a number of long-term gas supply contracts with key producing countries that supply the European gas markets. These contracts have been ensuring approximately 80 bcm of gas availability from 2010 (including the Eni Gas & Power nv/sa portfolio of supplies and excluding Eni’s other subsidiaries and affiliates) with a residual life of approximately 14 years and a pricing mechanism that indexed to the cost of gas to the price of crude oil and its derivatives (gasoil, fuel oil, etc.).

Contents

Eni Fact Book Gas & Power

Eni could also leverage on the availability of natural gas deriving from equity production, the access to all phases of the LNG chain (liquefaction, shipping and regasification) and to other gas infrastructures, and by trading and risk management activity.
Eni’s long-term gas requirements are met by natural gas from a total of 18 Countries, where Eni also holds upstream activities and by access to European spot markets.
In 2013, Eni’s consolidated subsidiaries supplied 93.17 bcm of	natural gas, representing a decrease of 2.15 bcm, or 2.3% from 2012. Gas volumes supplied outside Italy (78.52 bcm from consolidated companies), imported in Italy or sold outside Italy, represented approximately 92% of total supplies, were substantially in line with 2012 (down 0.62 bcm, or 0.8%) due to higher volumes purchased in Russia (up 9.76 bcm) and the Netherlands (up 1.09 bcm), completely offset by lower volumes purchased in particular in Algeria (down 5.14 bcm), Norway (down 2.97 bcm) and Libya (down 0.77 bcm).

Marketing in Italy and Europe
Eni operates in a liberalized market where energy customers are allowed to choose the supplier of gas and, according to their specific needs, to evaluate the quality of services and offers. Overall, Eni supplies approximately 2,600 clients including large businesses, power generation utilities, wholesalers and distributors of natural gas for automotive use. Residential users are about 8 million and include households, professionals, small and medium sized enterprises, and public bodies located all over Italy, and approximately 2 million customers in European	Countries. In a context characterized by a six percentage points structural drop of demand in the Italian market (down by 1% in the European Union) with the Eni’s expectation for 2017 of approximately 490 bmc, in line with 2013, lower than the projection of about 600 bmc developed in 2008, Eni intends to recover profitability in gas sales, renegotiating the cost position in order to reach price alignment with the new market conditions, developing an innovative supply addressed to large segment and growing in retail segment leveraging on service quality and dual offer expansion.

Sales and market shares on the Italian gas market	(bcm)	2012	2013
Volumes sold	Market share (%)	Volumes sold	Market share (%)	% Ch. 2013 vs. 2012

Italy to third parties	28.35	37.8	29.93	42.7	5.6
Wholesalers	4.65		4.58		(1.5)
Italian gas exchange and spot markets	7.52		10.68		42.0
Industries	6.93		6.07		(12.4)
Medium-sized enterprises and services	0.81		1.12		38.3
Power generation	2.55		2.11		(17.3)
Residential	5.89		5.37		(8.8)
Own consumption	6.43		5.93		(7.8)
TOTAL SALES IN ITALY	34.78	46.4	35.86	51.2	3.1
Gas demand (a)	74.91		70.10		(6.4)

(a) Source: Italian Ministry of Economic Development.

Contents

Eni Fact Book Gas & Power

Gas sales by market	(bcm)	2009	2010	2011	2012	2013

ITALY	40.04	34.29	34.68	34.78	35.86
Wholesalers	5.92	4.84	5.16	4.65	4.58
Gas release	1.30	0.68
Italian gas exchange and spot markets	2.37	4.65	5.24	7.52	10.68
Industries	7.58	6.41	7.21	6.93	6.07
Medium-sized enterprises and services	1.08	1.09	0.88	0.81	1.12
Power generation	9.68	4.04	4.31	2.55	2.11
Residential	6.30	6.39	5.67	5.89	5.37
Own consumption	5.81	6.19	6.21	6.43	5.93
INTERNATIONAL SALES	63.68	62.77	62.08	60.54	57.31
Rest of Europe	55.45	54.52	52.98	51.02	47.35
Importers in Italy	10.48	8.44	3.24	2.73	4.67
European markets	44.97	46.08	49.74	48.29	42.68
Iberian Peninsula	6.81	7.11	7.48	6.29	4.90
Germany/Austria	5.36	5.67	6.47	7.78	8.31
Benelux	15.72	15.64	13.84	10.31	8.68
Hungary	2.58	2.36	2.24	2.02	1.84
UK/Northern Europe	4.31	4.45	4.21	4.75	3.51
Turkey	4.79	3.95	6.86	7.22	6.73
France	4.91	6.09	7.01	8.36	7.73
Other	0.49	0.81	1.63	1.56	0.98
Extra European markets	2.06	2.60	6.24	6.79	7.35
E&P in Europe and in the Gulf of Mexico	6.17	5.65	2.86	2.73	2.61
WORLDWIDE GAS SALES	103.72	97.06	96.76	95.32	93.17

A review of Eni’s presence in key European markets is presented below:

Benelux
Through a direct presence and the integration with its affiliate Distrigas, Eni holds a key position in the Benelux Countries (Belgium, the Netherlands and Luxembourg), in particular in Belgium, which are a strategic hub of the continental gas spot market in Western Europe, thanks to their central position and high level of interconnectivity with the gas transit networks of Central and Northern Europe. In 2013, sales in Benelux were mainly directed to industrial companies, wholesalers and power generation and amounted to 8.68 bcm, down by 1.63 bcm, or 15.8%, due to declining gas demand and rising competitive pressure in particular in the wholesalers segment.	Eni launched its brand in retail gas and power market in Belgium. The Eni brand substituted the local operators ones acquired in the past few years with the aim of becoming one of the major retail operators in France and Belgium while consolidating its leadership on the Belgian business market.

France
Eni sells natural gas to industrial clients, wholesalers and power generation as well as to the retail and middle market segments. Eni is present in the French market through its direct commercial activities and through its subsidiary Eni Gas & Power France sa. In 2013, sales in

Contents

Eni Fact Book Gas & Power

France amounted to 7.73 bcm (8.36 bcm in 2012), a decrease of 0.63 bcm, or 7.5%, from 2012.
In 2012, Eni launched its brand in the gas retail market in France, with the aim of becoming one of the major retail operators in France. In the next four-year period, Eni intends to increase sales in the Country into retail segment.

Germany/Austria
Eni is present in the German natural gas market through its associate GVS (Gasversorgung Süddeutschland GmbH - Eni 50%) which sold approximately 5.24 bcm in 2013 (2.62 bcm being Eni’s share), and through a direct marketing structure which sold in 2013 approximately 5.44 bcm in Germany and 0.25 bcm in Austria. In 2013, sales in Germany/Austria market amounted to 8.31 bcm, an increase of 0.53 bcm, or 6.8%, from a year ago.

Spain
Eni operates in the Spanish gas market through a direct marketing structure that markets its portfolio of LNG and the joint venture Unión Fenosa Gas (UFG) (Eni’s interest 50%) which mainly supplies natural gas to industrial clients, wholesalers and power generation utilities. In 2013, UFG gas sales in Europe amounted to 4.58 bcm (2.29 bcm Eni’s share). UFG holds an 80% interest in the Damietta liquefaction plant, on the Egyptian coast (see below), and a 7.36% interest in a liquefaction plant in Oman. In addition, it holds interests in the Sagunto (Valencia) and El Ferrol (Galicia) re-gasification plants (42.5% and 18.9%, respectively). In 2013, Eni sales in Spain amounted to 4.90 bcm.

Turkey
Eni sells gas supplied from Russia and transported via the Blue Stream pipeline. In 2013, sales amounted to 6.73 bcm, a decrease of 0.49 bcm, or 6.8% from 2012.

UK/Northern Europe
Eni through its subsidiary North Sea Gas & Power (Eni UK Ltd) markets in the UK the equity gas produced at Eni’s fields in the North Sea and operates in the main continental natural gas hubs (NBP, Zeebrugge, TTF). In 2013, sales amounted to 3.51 bcm, a decrease of 26.1% from a year ago.

1.2 LNG
Eni is present in all phases of the LNG business: liquefaction, shipping, re-gasification and sale through operated activities or interests in joint ventures and associates. The LNG business registered a good profitability, leveraging on the growing energy demand in Asia and South America.
In the next years Eni intends to increase sales in premium markets, redirecting the availability through portfolio optimization and an higher integration with the upstream segment.
Eni’s main assets and projects in the LNG business are described below.

Qatar
Through its subsidiary Eni Gas & Power nv/sa, Eni increased its development opportunities in the LNG business with access to new supply sources mainly from Qatar, under a 20-year agreement with RasGas (owned by Qatar Petroleum with a 70% interest and ExxonMobil with a 30% interest) and the Zeebrugge LNG terminal on the Western coast of Belgium.

Pascagoula
This project is part of an upstream development project related to the construction of an LNG plant in Angola designed to produce

5.2 mmtonnes of LNG (approximately 7.3 bcm/y) destined to the North American market in order to monetize part of the Company’s gas reserves. As part of the downstream leg of the project, Eni signed a 20 year contract with Gulf LNG to buy 5.8 bcm/y of the re-gasification capacity of the plant near Pascagoula in Mississippi. The start-up of the re-gasification facility commenced in the fourth quarter of 2012.
At the same time Eni USA Gas Marketing Llc entered a 20-year contract for the purchase of approximately 0.9 bcm/y of re-gasified gas downstream the terminal owned by Angola Supply Services, a company whose partners also own Angola LNG. Due to the negative prospects for marketing in the USA, Eni, through its subsidiary and the other shareholders have drafted a new development plan for the contract that minimizes the supplies to the US market and directs them to other more profitable options.

1.3 Power generation
Eni’s power generation activity is conducted in the Ferrera Erbognone, Ravenna, Livorno, Taranto, Mantova, Brindisi, Ferrara and in Bolgiano.
In 2013, power production was 23.03 TWh, down 2.64 TWh, or 10.3% from 2012.
As of December 31, 2013, installed operational capacity was 5.3 GW (5.3 GW as of December 31, 2012).
Electricity trading, to increase availability of electricity, lowered by 28.9% to 12.2 TWh due to lower purchases on the market. In 2013 power sales (35.05 TWh) were directed to the free market (82%), the Italian power exchange (6%), industrial sites (9%) and others (3%). Compared with 2012, electricity sales were down by 17.7%, due to lower volumes traded on the Italian power exchange and declining sales to wholesales, partly offset by higher sales to retail customers.

Installed and operational generation capacity as of December 31, 2013: 5.3 GW
Fully installed capacity (2017): 5.4 GW

The combined cycle gas fired technology (CCGT) ensures an high level of efficiency and low environmental impact. In particular, management estimates that for a given amount of energy (electricity and steam) produced, using the CCGT technology instead of conventional power generation technology, the emission of carbon dioxide is reduced by about 5 mmtonnes, on an energy production of 26.5 TWh.

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Eni Fact Book Gas & Power

2. International transport

Eni has transport rights on a large European network of integrated infrastructure for transporting natural gas, which links key consumption basins with the main producing areas (Russia, Algeria, Libya and the North Sea, including the Netherlands and Norway).

Eni owns capacity entitlements in an extensive network of international high pressure pipelines enabling the Company to import and sell in Italy and in Europe natural gas produced in Russia, Algeria, the North Sea, including the Netherlands and Norway, and Libya. The Company participates to both entities which operate the pipelines and entities which manage transport rights.
A description of the main international pipelines currently participated or operated by Eni is provided below:
- the TTPC pipeline, 740-kilometer long, made up of two lines that are each 370-kilometer long with a transport capacity of 33.2 bcm/y and five compression stations. This pipeline transports natural gas from Algeria across Tunisia from Oued Saf Saf at the Algerian border to Cap Bon on the Mediterranean coast where it links with the TMPC pipeline. The pipeline was recently upgraded by increasing compression capacity in order to enable transportation of an additional 6.5 bcm/y. The upgrade was finalized in 2008 and became fully-operational during 2009;
- the TMPC pipeline for the import of Algerian gas is 775-kilometer long and consists of five lines that are each 155-kilometer long with a transport capacity of 33.5 bcm/y. It crosses the underwater Sicily Channel from Cap Bon to Mazara del Vallo in Sicily, the point of entry into the Italian natural gas transport system;
- the GreenStream pipeline, jointly-owned with the Libyan National Oil Company, started operations in October 2004 for the import of Libyan gas produced at Eni operated fields Bahr Essalam and Wafa. It is 520-kilometer long with a transport capacity of 11 bcm/y and crosses underwater in the Mediterranean Sea from Mellitah on the Libyan coast to Gela in Sicily, the point of entry into the Italian natural gas transport system.

Eni holds a 50% interest in the Blue Stream underwater pipeline (water depth greater than 2,150 meters) linking the Russian coast to the Turkish coast of the Black Sea. This pipeline is 774-kilometer long on two lines and has transport capacity of 16 bcm/y.
It is part of a joint venture to sell gas produced in Russia on the Turkish market. These assets generate a stable operating profit, thanks to the transport rights sales, on long-term base.

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Eni Fact Book Gas & Power

Supply of natural gas	(bcm)	2009	2010	2011	2012	2013

Italy	6.86	7.29	7.22	7.55	7.15
Outside Italy
Russia	22.02	14.29	21.00	19.83	29.59
Algeria (including LNG)	13.82	16.23	13.94	14.45	9.31
Libya	9.14	9.36	2.32	6.55	5.78
Netherlands	11.73	10.16	11.02	11.97	13.06
Norway	12.65	11.48	12.30	12.13	9.16
United Kingdom	3.06	4.14	3.57	3.20	3.04
Hungary	0.63	0.66	0.61	0.61	0.48
Qatar (LNG)	2.91	2.90	2.90	2.88	2.89
Other supplies of natural gas	4.49	4.42	6.16	5.43	3.63
Other supplies of LNG	1.34	1.56	2.23	2.09	1.58
	81.79	75.20	76.05	79.14	78.52
Total supplies of Eni’s own companies	88.65	82.49	83.27	86.69	85.67
Offtake from (input to) storage	1.25	(0.20)	1.79	(1.35)	(0.58)
Network losses, measurement differences and other changes	(0.30)	(0.11)	(0.21)	(0.28)	(0.31)
AVAILABLE FOR SALE BY ENI’S CONSOLIDATED SUBSIDIARIES	89.60	82.18	84.85	85.06	84.78
AVAILABLE FOR SALE OF ENI’S AFFILIATES	7.95	9.23	9.05	7.53	5.78
E&P volumes in Europe and Gulf of Mexico	6.17	5.65	2.86	2.73	2.61
GAS VOLUMES AVAILABLE FOR SALE	103.72	97.06	96.76	95.32	93.17

Gas sales by entity	(bcm)	2009	2010	2011	2012	2013

Sales of consolidated companies	89.60	82.00	84.05	84.30	83.60
Italy (including own consumption)	40.04	34.23	34.60	34.66	35.76
Rest of Europe	48.65	46.74	44.84	44.57	42.30
Outside Europe	0.91	1.03	4.61	5.07	5.54
Sales of Eni’s affiliates (net to Eni)	7.95	9.41	9.85	8.29	6.96
Italy		0.06	0.08	0.12	0.10
Rest of Europe	6.80	7.78	8.14	6.45	5.05
Outside Europe	1.15	1.57	1.63	1.72	1.81
E&P in Europe and in the Gulf of Mexico	6.17	5.65	2.86	2.73	2.61
Worldwide gas sales	103.72	97.06	96.76	95.32	93.17

LNG sales	(bcm)	2009	2010	2011	2012	2013

G&P sales	9.8	11.2	11.8	10.5	8.4
Italy	0.1	0.2
Rest of Europe	8.9	9.8	9.8	7.6	4.6
Extra European markets	0.8	1.2	2.0	2.9	3.8
E&P sales	3.1	3.8	3.9	4.1	4.0
Liquefaction plants:
Soyo (Angola)					0.1
Bontang (Indonesia)	0.8	0.7	0.6	0.6	0.5
Point Fortin (Trinidad & Tobago)	0.5	0.6	0.4	0.5	0.6
Bonny (Nigeria)	1.4	2.2	2.5	2.7	2.4
Darwin (Australia)	0.4	0.3	0.4	0.3	0.4
Total LNG sales	12.9	15.0	15.7	14.6	12.4

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Eni Fact Book Gas & Power

Power sales	(TWh)	2009	2010	2011	2012	2013

Free market	25.07	27.84	27.25	31.84	28.73
Italian Exchange for electricity	4.70	7.13	8.67	6.10	1.96
Industrial plants	2.92	3.21	3.23	3.30	3.31
Other (a)	1.27	1.36	1.13	1.34	1.05
Power sales	33.96	39.54	40.28	42.58	35.05
Power generation	24.09	25.63	25.23	25.67	23.03
Trading of electricity	9.87	13.91	15.05	16.91	12.02

(a) Include positive and negative imbalances.
EniPower power stations	Installed capacity as of December 31, 2013 (a)	Full installed capacity (2017) (b)	Effective/planned start-up	Technology	Fuel

Power stations	(MW)	(GW)
Brindisi	1,321	1.3	2006	CCGT	Gas
Ferrera Erbognone	1,030	1.0	2004	CCGT	Gas/syngas
Livorno	199	0.2	2000	Power Station	Gas/fuel oil
Mantova	836	0.9	2005	CCGT	Gas
Ravenna	972	1.0	2004	CCGT	Gas
Taranto (c)	75	0.1	2000	Power Station	Gas/fuel oil
Ferrara	841	0.8	2008	CCGT	Gas
Bolgiano	30	0.1	2012	Power Station	Gas
Photovoltaic sites	4		2011-2015	Photovoltaic	Photovoltaic
	5,308	5.4

(a) Capacity available after completion of dismantling of obsolete plants. (b) Installed and operational generation capacity. (c) In October 2013, divested to Raffneria di Taranto (R&M).
Power generation	2009	2010	2011	2012	2013

Purchases
Natural gas	(mmcm)	4,790	5,154	5,008	5,206	4,635
Other fuels	(ktoe)	569	547	528	462	449
- of which steam cracking		82	103	99	98	99
Production
Power generation	(TWh)	24.09	25.63	25.23	25.67	23.03
Steam	(ktonnes)	10,048	10,983	14,401	12,603	10,099
Installed generation capacity	(GW)	5.3	5.3	5.3	5.3	5.3

Transport infrastructure
OUTSIDE ITALY	Lines (units)	Length (km)	Diameter (inch)	Transport capacity (a) (bcm/y)	Transit capacity (b) (bcm/y)	Compression stations (No.)
TTPC (Oued Saf Saf-Cap Bon)	2 lines of km 370	740	48	34.0	33.2	5
TMPC (Cap Bon-Mazara del Vallo)	5 lines of km 155	775	20/26	33.5	33.5
GreenStream (Mellitah-Gela)	1 line of km 520	520	32	8.0	8.0	1
Blue Stream (Beregovaya-Samsun)	2 lines of km 387	774	24	16.0	16.0	1

(a) Includes both transit capacity and volumes of natural gas destined to local markets and withdrawn at various points along the pipeline.
(b) The maximum volume of natural gas which is input at various entry points along the pipeline and transported to the next pipeline.

Capital expenditure	(euro million)	2009	2010	2011	2012	2013

Italy	85	155	132	174	163
Outside Italy	122	110	60	51	69
	207	265	192	225	232
Market	175	248	184	212	209
Market	102	133	97	81	88
Italy	12	40	45	43	42
Outside Italy	90	93	52	38	46
Power generation	73	115	87	131	121
International transport	32	17	8	13	23
	207	265	192	225	232

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Eni Fact Book Refining & Marketing

Refining & Marketing

Key performance indicators
2009	2010	2011	2012	2013

Employees injury frequency rate	(No. of accidents per million of worked hours)	3.18	1.77	1.96	1.08	0.31
Contractors injury frequency rate		4.35	3.59	3.21	2.32	1.68

Net sales from operations (a)	(euro million)	31,769	43,190	51,219	62,656	57,329
Operating profit		(102)	149	(273)	(1,296)	(1,517)
Adjusted operating profit		(357)	(181)	(539)	(321)	(482)
Adjusted net profit		(197)	(56)	(264)	(179)	(232)
Capital expenditure		635	711	866	842	619

Refinery throughputs on own account	(mmtonnes)	34.55	34.80	31.96	30.01	27.38
Conversion index	(%)	60	61	61	61	62
Balanced capacity of refineries	(kbbl/d)	747	757	767	767	787

Retail sales of petroleum products in Europe	(mmtonnes)	12.02	11.73	11.37	10.87	9.69
Service stations in Europe at year end	(units)	5,986	6,167	6,287	6,384	6,386
Average throughput per service station in Europe	(kliters)	2,477	2,353	2,206	2,064	1,828

Retail efficiency index	(%)	1.61	1.53	1.50	1.48	1.28

Employees at year end	(number)	8,166	8,022	7,591	7,125	6,942
Direct GHG emissions	(mmtonnes CO2 eq)	7.29	7.76	7.24	6.03	5.18
SOx (sulphur oxide) emissions	(ktonnes SO2 eq)	21.98	28.05	23.07	16.99	10.80
NOx (nitrogen oxide) emissions	(ktonnes NO2 eq)	7.35	7.96	6.74	5.87	4.51
Water consumption rate (refineries)/refinery throughputs	(cm/tonnes)	35.99	28.36	31.03	25.43	19.98
Biofuels marketed	(mmtonnes)	18.15	17.79	13.26	14.83	10.84
Customer satisfaction index	(likert scale)	7.93	7.84	7.74	7.90	8.10

(a) Before elimination of intragroup sales.

Performance of the year

I In 2013, the injury frequency rates decreased from 2012 (down by 71.4% for employees and 27.5% for contractors).
I The declining trend of greenhouse gas, SOX and NOX emissions, due to lower throughputs during the year, benefited from energy saving measures and increase in use of natural gas to replace fuel oil.
I Water consumption rate at the Eni’s refineries reduced by 26%.
In the 2013, the Refining & Marketing Division reported sharply lower adjusted net loss amounting to euro 232 million (euro 179 million in 2012). This decrease reflected plunging refining margins driven by weak demand for refined products and overcapacity, the effects of which were exacerbated by shrinking price differentials between light and heavy crudes due to lower heavy crudes supplies in the Mediterranean area. The negative trading environment was partly counteracted by efficiency and optimization gains. Marketing results were affected by lower fuel demand and mounting competitive pressure.	I In 2013 refining throughputs were 27.38 mmtonnes, down by 8.8% from 2012. In Italy, processed volumes decreased (down 9.4%) due to the planned shutdown of the Venice Refinery following the Green Refinery project and downsizing of all the remaining plants driven by a decline in refining margins. Outside Italy, Eni’s refining throughputs decreased by 5.9%, in particular in the Czech Republic.
I Retail sales in Italy of 6.64 mmtonnes decreased by 15.2% from 2012. This decline was driven by the current economic downturn and increased competitive pressure. In 2013 Eni’s average retail market share was 27.5%, down by 3.7 percentage points from 2012 when sales volumes benefited from the effect of a promotional campaign made during the summer weekends ("riparti con eni").
I Retail sales in the Rest of Europe of 3.05 mmtonnes were substantially unchanged from 2012 (up 0.3%) due to higher volumes marketed in Germany and Austria, almost completely offset by lower sales in the Czech Republic and Hungary.

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Eni Fact Book Refining & Marketing

I Capital expenditure of euro 619 million related mainly to refining, supply and logistics (euro 444 million) aimed at improving flexibility and yields, in particular at the Sannazzaro Refinery, as well as marketing activities and streamlining of the retail distribution	network of refined products (euro 175 million).
I In 2013 total expenditure in R&D of the Refining & Marketing Division amounted to approximately euro 33 million, net of general and administrative costs. During the year 6 patent applications were filed.

Activities

1. Refining

Eni, through its Refining & Marketing Division, is a leader in refining in Italy, with its five wholly-owned refineries (Sannazzaro, Livorno, Venice, Taranto and Gela), and in marketing of petroleum products. In the rest of Europe Eni also holds interests in certain refining poles and is active in retail and wholesale sales in Central-Eastern European countries.

Eni’s refining system has balanced capacity of approximately 39.3 mmtonnes (equal to 787 kbbl/d) and a conversion index of 62%.
In 2013, total refinery throughputs were 27.38 mmtonnes, of which 22.56 mmtonnes in Italy and 4.82 outside Italy. Total throughputs in wholly-owned refineries were 18.99 mmtonnes, down by 1.85 mmtonnes or 8.9% from 2012. This determined a refinery utilization rate of 66%, down by six percentage points from 2012, consistently with negative scenario. Approximately 23.7% of processed volumes were supplied by Eni’s Exploration & Production Division, up by 0.9 percentage point from 2012 (22.8%).

■  Italy
Eni’s refining system in Italy is composed of five wholly-owned refineries and a 50% interest in the Milazzo refinery. Each of Eni’s refineries in Italy has operating and strategic features that aim at maximizing the value associated to the asset structure, the geographic location with respect to end markets and the integration with Eni’s other activities.

Crude oil that needs to be carried to the refinery by means of pipelines or over long distances by tanker ships undergoes processing for the separation of its components. In refineries crude oil is warmed to a temperature of approximately 400°C so that it turns into vapor. Oil vapors are injected in fractionating columns, also called distillation towers, where they flow upward through a series of plates and cool. At various temperatures they condense and return to a liquid state. While cooling and falling they separate in various hydrocarbon fractions (gasoil, kerosene, naphtha, gasoline, methane, ethane, propane and butane, fuel oil, lubricants, paraffin, wax and bitumen).

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Eni Fact Book Refining & Marketing

Eni refining system in 2013
Ownership share (%)	Distillation capacity (total) (kbbl/d)	Distillation capacity (Eni’s share) (kbbl/d)	Primary balanced refining capacity (Eni’s share) (kbbl/d)	Conversion index (%)	Fluid catalytic cracking - FCC (kbbl/d)	Residue conversion (kbbl/d)	Go-Finer/ Mild Hydro-cracking (kbbl/d)	Mild Hydro- cracking/ Hydro- cracking (kbbl/d)	Visbreaking/ Thermal Cracking (kbbl/d)	Coking (kbbl/d)	Distillation capacity utilization rate (Eni’s share) (%)	Balanced refining capacity utilization rate (Eni’s share) (%)

Wholly-owned refineries		685	685	574	68	69	35	37	66	89	46	61	66
Italy
Sannazzaro	100	223	223	190	73	34	13		51	29		74	87
Gela	100	129	129	100	142	35		37			46	22	29
Taranto	100	120	120	120	72		22		15	38		65	65
Livorno	100	106	106	84	11							73	92
Venice	100	107	107	80	20					22		44	37
Partially-owned refineries (b)		874	245	213	47	167	25		99	27		79	84
Italy
Milazzo	50	248	124	100	60	45	25		32			77	83
Germany
Vohburg/Neustadt (Bayernoil)	20	215	43	41	36	49			43			92	92
Schwedt	8.33	231	19	19	42	49				27		95	94
Czech Republic
Kralupy and Litvinov (Ceska Rafinerska)	32.4	180	58	53	30	24			24			78	78
TOTAL		1,559	930	787	62	236	60	37	165	116	46	72	71
(a) Actual production capacity: Venice conversion in "Green Refinery", Gela with only a production line working. (b) Capacity of conversion plant is 100%.

Sannazzaro: with a balanced primary refining capacity of 190 kbbl/d and a conversion index of 72.8%, it is considered one of the most efficient in Europe. It is located in the Po Valley and supplies mainly the markets of North-Western Italy and Switzerland. A high degree of flexibility of Sannazzaro refinery allows it to process a wide range of feedstock. With regards to logistics, this refinery is located on the route of the Central Europe Pipeline, which links the Genoa terminal with French-speaking Switzerland. Sannazzaro refinery is provided with two primary distillation plants and related facilities, including in particular three desulphurization units. Conversion is performed through a fluid catalytic cracker (FCC), two hydrocrackers (HdCK) that enable middle distillate conversion (one of them started up in 2009) and visbreaking thermal conversion unit with a tar gasification plant (heavy residue from visbreaking) which produces syngas for the nearby EniPower power station at Ferrera Erbognone.
In October 2013, Eni started-up at Sannazzaro the first conversion plant employing the Eni Slurry Technology (EST), with a 23 kbbl/d capacity. The plant processes extra heavy crudes with high sulphur content and produces high quality middle distillates (in particular gasoil), reducing the yield of fuel oil to zero. Moreover, the Short Contact Time-Catalytic Partial Oxidation project for hydrogen production is underway. In addition, Eni is developing a conversion technology by means of Slurry Dual Catalyst (an evolution of EST) that is based on the combination of two nanocatalysts and could contribute to the breakthrough of the EST technology, improvement of product quality, reduction of expenditure and operating costs. At the Sannazzaro Refinery, the detailed design of a project for the hydrogen production employing the proprietary technology Hydrogen SCT-CPO (Short Contact Time-Catalytic Partial Oxidation) is nearing completion. This reforming technology transforms gaseous and liquid hydrocarbons (also derived from biomass) into synthetic gas (carbon monoxide and hydrogen) at competitive costs.

Taranto: the refinery has balanced refining capacity of 120

kbbl/d and a conversion index of 72%. This refinery can process a wide range of crudes and other feedstock. It processes most of the oil produced in Eni’s Val d’Agri fields (2.87 mmtonnes in 2013) and transported to Taranto through the Monte Alpi pipeline. Complex cycles are achieved through a Residue Hydroconversion Unit (RHU) - Hydrocracking process and a "Two Stage" Visbreaking - Thermal Cracking unit.

Gela: the refinery has balanced primary refining capacity of 100 kbbl/d and a conversion index of 142%. Gela refinery represents an upstream integrated pole with the production of heavy crude oil obtained from nearby Eni fields in Sicily, while downstream it is integrated with Eni’s nearby petrochemical plants. Located on the Southern coast of Sicily, it mainly produces fuels for automotive use and other feedstock. Its high conversion level is ensured by a catalytic cracking unit integrated with go finer for feedstock upgrading and two coking plants enabling conversion of heavy residues topping or vacuum residues. The power plant of this refinery also contains modern fume treatment plants (so-called SNOx) which allow full compliance with the tightest environmental standards, removing almost all sulphur and nitrogen composites coming from the coke burning-process.
In 2013 Eni launched a project for the renovation and recovery of the Gela refinery. The refinery will be able to generate profits through the maximization of diesel production and the interruption of gasoline and polyethylene production and will enhance its eco-compatibility. In particular, the project provides for the closing of gasoline (FCC and ancillary) and polyethylene lines as well as the conversion of go finer in hydrocracking.

Livorno: the refinery has balanced primary refining capacity of 84 kbbl/d and a conversion index of 11%. It produces mainly gasoline, gasoil, fuel oil for bunkering and lubricant bases. The refinery includes, beyond the primary distillation plants, two lubricant manufacturing lines. The refinery is connected with Livorno’s docks

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Eni Fact Book Refining & Marketing

by highways, railways and oil pipeline, while it is connected with the Florence storage sites by two pipelines, permitting to optimize intake, handling and distribution of products.

Venice: the refinery, with balanced primary refining capacity of 80 kbbl/d and a conversion index of 20%, supplies mainly markets of North-Eastern Italy and Austria. In September 2013, Eni started its conversion into a bio-refinery, with an objective of mechanical completion by the end of the year and the production start-up in April of 2014. The conversion exploits an established proprietary technology (Ecofining) for the production of innovative bio-fuels, with lower environmental impact (reduced emissions of particulate) and higher motoring efficiency, exceeding technical limits of bio-fuels mixture currently present on the market. Ecofining technology is flexible with regard to the raw material, capable to convert the second-generation feedstock (exhausted vegetable oils and animal grease) which are not in competition with alimentary chain.

Milazzo: jointly-owned by Eni and Kuwait Petroleum Italy, the refinery has balanced primary refining capacity of 100 kbbl/d (Eni’s share) and a conversion rate of 60%. Located on the northern coast of Sicily, it is provided with two primary distillation plants, one unit of fluid catalytic cracking (FCC), one hydrocracking unit for the conversion of middle distillates (HdCK) and one unit devoted to the residue treatment process (LC-Finer).

■  Outside Italy
In Germany, Eni holds an 8.3% interest in the Schwedt refinery and a 20% interest in Bayernoil, an integrated pole that includes Vohburg and Neustadt refineries. Eni’s refining capacity in Germany amounts to approximately 60 kbbl/d, mainly used to supply Eni’s distribution network in Bavaria and Eastern Germany.
Eni holds a 32.4% stake in Ceska Rafinerska, which owns and operates two refineries in the Czech Republic, Kralupy and Litvinov. Eni’s share of balance refining capacity is about 53 kbbl/d.

2. Logistics

Eni is one of the major operators in storage and transport of petroleum products in Italy with its logistical integrated infrastructure which includes oil pipelines network, the system of 20 owned and directly managed storage sites and a network for the sale and storage of refined products, LPG and crudes. Eni’s logistics model is organized in a hub structure including five main areas. These hubs monitor and centralize the handling of product flows aiming to drive forward more efficiency, particularly in cost control of collection and delivery of orders. Eni holds interests in five societies established in partnership with the major Italian operators. These are located in Vado Ligure - Genova (Petrolig), Arquata Scrivia (Sigemi), Venice (Petroven), Ravenna (Petra) and Trieste (DCT) with the objective of reducing logistic costs and increasing efficiency. In addition, Eni operates in the transport of oil and refined products: (i) by sea through spot and long-term lease contracts of tanker ships; and (ii) on land through the pipeline network, of which Eni owns approximately 1,462 kilometers. Secondary distribution to retail and wholesale markets is effected through third parties who also own their means of transportation.

3. Marketing

■  Retail Italy
Eni is a leader in the Italian retail market of refined products with a 27.5% market share, down by 3.7 percentage points from 2012

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Eni Fact Book Refining & Marketing

when sales volumes benefited of the effect of a promotional campaign made during the summer weekends ("riparti con eni"). In 2013, retail sales in Italy of 6.64 mmtonnes decreased by approximately 1.19 mmtonnes, or 15.2% from 2012, driven by lower consumption of gasoil and gasoline, in particular at highway service stations reflecting the decline in freight transportation and high competitive pressure. Average gasoline and gasoil throughputs (1,657 kliters) decreased by approximately 318 kliters from 2012.
At December 31, 2013, Eni’s retail network in Italy consisted of 4,762 service stations, 18 stations less than at December 31, 2012 (4,780 service stations), resulting from the negative balance of the closing of service stations with low throughput (51 units), the release of one motorway concession, partially offset by the positive contribution of acquisitions/releases of lease concessions (34 units).

Premium fuels
In 2013 sales of premium fuels (fuels of the "Eni Blu+" line, featured with higher performance and lower environmental impact) were affected by the decline in domestic consumption as well as high price levels and registered a decline compared to the previous year. In particular, sales of Eni BluDiesel+ amounted to approximately 231 mmtonnes (approximately 278 mmliters) with a decline of approximately 61 ktonnes from 2012 and represented 5.3% of volumes of gasoil marketed by Eni’s retail network. At December 31, 2013, service stations marketing BluDiesel+ totaled 3,909 units (4,123 at year-end 2012) covering approximately 82% of Eni’s network. Retail sales of BluSuper+ amounted to approximately 30 ktonnes (approximately 41 mmliters), decreasing by 4 ktonnes from 2012, and covered 1.6% of gasoline sales on Eni’s retail network (broadly in line with previous year). As of December 31, 2013, service stations marketing BluSuper+ totaled 2,171 units (2,505 at year-end 2012), covering approximately 46% of Eni’s network. In 2013 Eni continued the development of innovative bio-fuels as well as proprietary additives and detergents that provide better gasoline and gasoil with a "keep clean" component.

Commercial initiatives
Within the initiatives aimed at favoring consumption in a negative economic scenario and creating a sounder customer relationship, Eni launched the following initiatives:

Comarketing
From the first months of 2013, Eni signed a number of agreements with its partners active in the sectors of large distribution, telecommunications and clothing, in order to give an immediate economic advantage to the customers in possession of Eni’s loyalty cards. For Eni, this means being able to give Italian customers more value in their daily purchases of large consumption goods and at the same time increase the contacts and incentivize the average throughput.
In order to support these activities, in 2013 Eni emitted 4 million of discount codes, 1.6 million of which were utilized, for the total of 40 million of liters sold.

Loyalty and payment cards
Eni’s fidelity and payment cards combine point accumulation program, related to purchase of fuel and non-oil products in Eni’s stations and in the stations of Eni’s commercial partners, with reloadable and credit card functions. By means of fidelity and payment cards, as well as cards previously emitted within "you&eni" program, customers can accelerate the point accumulation in Eni’s branded service stations and in about 30 million stores displaying the CartaSì or Mastercard brands.
The cards are available in four different versions:
- basic prepaid with one time ceiling of euro 1,000 and an annual expense ceiling of euro 2,500;
- prepaid with contract for an annual expense ceiling at euro 12,500;
- credit card;
- prepaid young, designed for young people between the ages of 14 and 23, with one time ceiling of euro 1,000 and an annual expense ceiling of euro 2,500.

As of January 31, 2014 approximately 1,100,000 of new cards were requested (95% of which were basic prepaid), 150,000 of which were activated with first recharge.
As of December 31, 2013, approximately 2.8 million customers effected at least one transaction within the program. The cards which were active on the monthly basis averaged 1.3 million. In 2013, volumes sold to customers accumulating points on their cards accounted for approximately 37% of all network throughputs.
In 2013, Eni launched two important initiatives, in order to support the new card emission and activation of their payment function:
- the promotion "2 euro for every 20 liters", lasted until October 31, 2013. Thanks to this special promotional offer, customers who refuel using you&eni or young&eni were entitled to a free fuel bonus of 2 euro in extra you&eni points for every 20 liters purchased with the card, up to a daily maximum of euro 10 for every 100 liters;
- the promotion "Promo coi fiocchi" which offered you&eni and young&eni payment cards customers a bonus (in you&eni points) in free fuel after every refill of the certain amount.

Routex Multicard
The Routex Multicard is a service platform based on Fuel Card designed for business customers (transport professionals and car fleets managers). Its commercial offer includes fuel purchase without using cash, recurring invoicing, deferred payment, discount to fuel prices, reports on consumption and distances covered, possibility of services purchase related to the trip. This initiative aims at gaining loyalty from customers across Europe as the card can be used in Italy on all eni/Agip branded service stations and, in its international version, on the service stations of all members of the Routex consortium (Aral, BP, OMV and Statoil).

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Eni Fact Book Refining & Marketing

Electronic fuel coupons
In September 2013, Eni started to sell rechargeable fuel vouchers, designed especially for business customers.

Non-oil
Eni continued its engagement in enriching the offer of non-oil products and services in Eni’s service stations in Italy by developing the following franchised chains:
- "enicafè&shop", which is a chain of 659 coffee shops and stores, set up according innovative format through the transformation of the pre-existing shops and stores, where food as well as other products and services (such as wi-fi connection) are marketed;
- "eni wash", which is a format deployed at 280 stations areas, which provides for car washing with no-scratch brushes of latest generation. The offer "eni wash" allows to choose one of the three types of self-service wash with the same price in all Italy. The payment stations, new to Italian market, accept coins, banknotes, ATM and credit cards;
- "enishop24", which is a vending machine format deployed at 620 stations. It’s a self-service area with 2 o 3 vending machines where the customers can buy food, beverage products as well as personal care products.
In 2013, non-oil returns on the network, including lubricants margins, were euro 36.9 million.

Smart Mobility
In December 2013, Eni launched in Milan the initiative "Enjoy", a car sharing free floating with the objective of developing products and services for sustainable mobility. This service is provided in partnership with major Italian players (Fiat, Trenitalia, Cartasì, allows the customers to pick up and release a car in any part of the covered area and represents a new and economic, sustainable and efficient alternative to owing car. The service is simple and completely online, the tariffs are all inclusive and competitive in comparison with competitors’. As part of the development strategy of "Enjoy", the service well be extended to other major Italian cities and abroad. In addition, other innovative products and services related to mobility will be developed.

■  Retail rest of Europe
Retail sales in the Rest of Europe of 3.05 mmtonnes registered a slight increase compared to 2012 (up by 0.3%, or 10 ktonnes). Higher volumes marketed in Germany and Austria were almost completely offset by lower sales in the Czech Republic and Hungary. At December 31, 2013 Eni’s retail network in the Rest of Europe consisted of 1,624 service stations, with an increase of 20 units from December 31, 2013 (1,604 service stations). The network evolution was as follows: (i) the closing of 25 low throughput service stations mainly in France; (ii) the positive balance of acquisitions/releases of lease concessions (26 units) in particular in Germany and Austria; (iii) the purchase of 18 service stations, in particular in France and Germany; (iv) the opening of one new outlet. Average throughput (2,322 kliters) was in line with 2012 (2,319 kliters). Eni’s strategy in the rest of Europe aims at increasing its market share, particularly in Germany, Austria and in Eastern European Countries (in particular, in Czech Republic) leveraging on the synergies ensured by the proximity of these markets to Eni’s production and logistics facilities.

4. Wholesale Business

Fuels
Eni markets gasoline and other fuels on the wholesale market in Italy, including diesel fuel for automotive use and for heating purposes, for agricultural vehicles and for vessels and fuel oil. Major customers are resellers, agricultural users, manufacturing industries, public utilities and transports, as well as final users (transporters, condominiums, farmers, fishers, etc.). Eni provides its customers with its expertise in the area of fuels with a wide range of products that cover all market requirements. Along with traditional products provided with the high quality Eni standard, there is also an innovative low environmental impact line, which includes AdvanceDiesel especially targeted for heavy duty public and private transports. Customer care and product distribution is supported by a widespread commercial and logistical organization presence all over Italy and articulated in local marketing offices and a network of agents and concessionaires.
Wholesale sales in Italy (8.37 mmtonnes) declined by approximately 253 ktonnes, or 2.9%, mainly due to declining sales of bunkering and bitumen due to lower demand, almost completely offset by higher sales of fuel oil and minor products. Average market share in 2013 was 28.8% (29.5% in 2012). Supplies of feedstock to the chemical industry (1.32 mmtonnes) registered a slight increase compared to 2012 (up 62 ktonnes) due to higher feedstock supplies.
Wholesale sales in the Rest of Europe of approximately 4.23 mmtonnes increased by 6.8% from 2012 due to higher sales in Slovenia and France. Sales declined in Austria. Other sales (19.45 mmtonnes) decreased by 3.75 mmtonnes, or 16.2%, mainly due to lower sales to other oil companies.
Eni is also active in the international market of bunkering, marketing marine fuel mainly in 106 ports, of which 72 are in Italy. In 2013, marine fuel sales were 1.33 mmtonnes (of which 1.23 mmtonnes in Italy).

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Eni Fact Book Refining & Marketing

LPG
In Italy, Eni is leader in LPG production, marketing and sale with 619 ktonnes sold for heating and automotive use equal to a 20.8% market share. An additional 206 ktonnes of LPG were marketed through other channels mainly to oil companies and traders. LPG activities in Italy are supported by direct production, availability from 5 bottling plants and 4 owned storage sites, in addition to products imported at coastal storage sites located in Livorno, Naples and Ravenna.
Outside Italy, LPG sales in 2013 amounted to 510 ktonnes of which 389 ktonnes in Ecuador where LPG market share is around 37.8%.

Lubricants
Eni operates seven (owned and co-owned) blending plants, in Italy, Europe, North and South America, Africa and the Far East. With a wide range of products composed of over 650 different blends Eni masters international state of the art know-how for the formulation of products for vehicles (engine oil, special fluids and transmission oils) and industries (lubricants for hydraulic systems, industrial machinery and metal processing). In Italy, Eni is leader in the manufacture and sale of lubricant bases. Base oils are manufactured primarily at Eni’s refinery in Livorno. Eni also owns one facility for the production of additives and solvents in Robassomero. In 2013, retail and wholesale sales in Italy amounted to 94 ktonnes with a 23.6% market share. Eni also sold approximately 3 ktonnes of special products (white oils, transformer oil and anti-freeze fluids). Outside Italy sales amounted to approximately 170 ktonnes, of these about 40% were registered in Europe (mainly Spain, Germany, Austria and France).

Oxygenates
Eni, through its subsidiary Ecofuel (Eni’s interest 100%), sold approximately 1 mmtonnes/y of oxygenates mainly ethers (approximately 2.7% of world demand) and methanol (approximately 0.6% of world demand). About 72% of products are manufactured in Italy in Eni’s plants in Ravenna, in Venezuela (in joint venture with Pequiven) and Saudi Arabia (in joint venture with Sabic) and the remaining 28% is bought and resold. Eni also distributes bio-ETBE (Ethyl-Tertiary-Butyl-Ether) on the Italian market in compliance with the new legislation indicating the minimum content of bio-fuels.
Bio-ETBE is a kind of MTBE that gained a relevant position in the formulation of gasoline in the European Union, due to the fact that it is produced from ethanol from agricultural crops and qualified as bio-component in the European directive on bio-fuels. Starting from March 1, 2010, Italian regulation on bio-fuels content has been changed from 3% to 3.5%. Through Bio-ETBE and FAME blending into fossil fuels Eni covered the compliance within 109.6% in 2011. From January 1, 2012, the compulsory content of bio-fuels increases to 4.5% from 4% in 2011, Eni plans to cover compliance through Bio-ETBE, FAME and biodiesel in its Venice refinery and direct blending of ethanol in gasolines in particular in some plants of the Sannazzaro refinery.

Supply of oil	(mmtonnes)	2009	2010	2011	2012	2013

Equity crude oil
Production outside Italy	29.84	26.90	24.29	23.57	22.46
Production in Italy	2.91	3.24	3.35	3.35	3.69
	32.75	30.14	27.64	26.92	26.15
Other crudes oil
Purchases on spot markets	14.94	20.95	20.44	24.95	25.27
Purchases under long-term contracts	19.71	17.16	10.94	10.34	14.54
	34.65	38.11	31.38	35.29	39.81
Total crude oil purchases	67.40	68.25	59.02	62.21	65.96
Purchases of intermediate products	2.92	3.05	4.26	4.53	5.31
Purchase of products	13.98	15.28	15.85	20.52	17.79
TOTAL PURCHASES	84.30	86.58	79.13	87.26	89.06
Consumption for power generation	(0.96)	(0.92)	(0.89)	(0.75)	(0.55)
Other changes (a)	(1.64)	(2.69)	(1.12)	(1.63)	(1.06)
	81.70	82.97	77.12	84.88	87.45
(a) Include changes in inventories, transport declines, consumption and losses.

Refinery capacity	2009	2010	2011	2012	2013

Primary distillation capacity (a)	(kbbl/d)	930	930	930	930	930
Balanced capacity (a)		747	757	767	767	787
Refinery throughputs on own account		480	514	455	417	380
Distillation capacity utilization rate	(%)	73	73	72	72	66
(a) Eni’s share.

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Eni Fact Book Refining & Marketing

Availability of refined products	(mmtonnes)	2009	2010	2011	2012	2013

ITALY
At wholly-owned refineries	24.02	25.70	22.75	20.84	18.99
Less input on account of third parties	(0.49)	(0.50)	(0.49)	(0.47)	(0.57)
At affiliate refineries	5.87	4.36	4.74	4.52	4.14
Refinery throughputs on own account	29.40	29.56	27.00	24.89	22.56
Consumption and losses	(1.60)	(1.69)	(1.55)	(1.34)	(1.23)
Products available for sale	27.80	27.87	25.45	23.55	21.33
Purchases of refined products and change in inventories	3.73	4.24	3.22	3.35	4.42
Products transferred to operations outside Italy	(3.89)	(4.18)	(1.77)	(2.36)	(1.85)
Consumption for power generation	(0.96)	(0.92)	(0.89)	(0.75)	(0.55)
Sales of products	26.68	27.01	26.01	23.79	23.35
OUTSIDE ITALY
Refinery throughputs on own account	5.15	5.24	4.96	5.12	4.82
Consumption and losses	(0.25)	(0.24)	(0.23)	(0.23)	(0.22)
Products available for sale	4.90	5.00	4.73	4.89	4.60
Purchases of finished products and change in inventories	10.12	10.61	12.51	17.29	13.69
Products transferred from Italian operations	3.89	4.18	1.77	2.36	1.85
Sales of products	18.91	19.79	19.01	24.54	20.14
Refinery throughputs on own account	34.55	34.80	31.96	30.01	27.38
Total equity crude input	5.11	5.02	6.54	6.39	5.93
Total sales of refined products	45.59	46.80	45.02	48.33	43.49
Crude oil sales	36.11	36.17	32.10	36.56	43.96
TOTAL SALES	81.70	82.97	77.12	84.89	87.45

Sales in Italy and outside Italy by market	(mmtonnes)	2009	2010	2011	2012	2013

Retail	9.03	8.63	8.36	7.83	6.64
Wholesale	9.56	9.45	9.36	8.62	8.37
	18.59	18.08	17.72	16.45	15.01
Petrochemicals	1.33	1.72	1.71	1.26	1.32
Other markets	6.76	7.21	6.58	6.08	7.01
Sales in Italy	26.68	27.01	26.01	23.79	23.34
Retail rest of Europe	2.99	3.10	3.01	3.04	3.05
Wholesale rest of Europe	3.66	3.88	3.84	3.96	4.23
Wholesale outside Europe	0.41	0.42	0.43	0.42	0.43
	7.06	7.40	7.28	7.42	7.71
Other markets	11.85	12.39	11.73	17.12	12.44
Sales outside Italy	18.91	19.79	19.01	24.54	20.15
Total sales	45.59	46.80	45.02	48.33	43.49

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Eni Fact Book Refining & Marketing

Retail and wholesale sales of refined products	(mmtonnes)	2009	2010	2011	2012	2013

Italy	18.59	18.08	17.72	16.45	15.01
Retail sales	9.03	8.63	8.36	7.83	6.64
Gasoline	3.05	2.76	2.60	2.41	1.96
Gasoil	5.74	5.58	5.45	5.08	4.33
LPG	0.22	0.26	0.29	0.31	0.32
Other	0.02	0.03	0.02	0.03	0.03
Wholesale sales	9.56	9.45	9.36	8.62	8.37
Gasoil	4.30	4.36	4.18	4.07	4.09
Fuel oil	0.72	0.44	0.46	0.33	0.24
LPG	0.35	0.33	0.31	0.30	0.30
Gasoline	0.12	0.16	0.19	0.20	0.25
Lubricants	0.09	0.10	0.10	0.09	0.09
Bunker	1.38	1.35	1.26	1.19	1.00
Jet fuel	1.43	1.46	1.65	1.56	1.58
Other	1.17	1.25	1.21	0.88	0.82
Outside Italy (retail + wholesale)	7.06	7.40	7.28	7.42	7.71
Gasoline	1.89	1.85	1.79	1.81	1.73
Gasoil	3.54	3.95	3.82	3.96	4.23
Jet fuel	0.35	0.40	0.49	0.44	0.51
Fuel oil	0.28	0.25	0.23	0.19	0.22
Lubricants	0.10	0.10	0.10	0.09	0.10
LPG	0.50	0.49	0.50	0.52	0.51
Other	0.40	0.36	0.35	0.41	0.41
Total	25.65	25.48	25.00	23.87	22.72

Number of service stations	(units)	2009	2010	2011	2012	2013

Italy		4,474	4,542	4,701	4,780	4,762
Ordinary stations		4,344	4,415	4,574	4,653	4,636
Highway stations		130	127	127	127	126
Outside Italy		1,512	1,625	1,586	1,604	1,624
Germany		478	455	454	445	460
France		196	188	181	173	169
Austria/Switzerland		446	582	547	575	585
Eastern Europe		392	400	404	411	410
Service stations selling Blu products		4,822	4,994	5,179	5,226	5,021
"Multi-Energy" service stations		4	5	5	6	6
Service stations selling LPG and natural gas		690	657	864	1,031	1,024
Non-oil sales	(euro million)	147	137	156	159	151

Average throughput	(kliters/No. of service stations)	2009	2010	2011	2012	2013

Italy	2,482	2,322	2,173	1,976	1,657
Germany	3,167	3,360	3,237	3,226	3,279
France	2,193	2,310	2,209	2,121	2,194
Austria/Switzerland	1,691	1,711	1,645	1,879	1,890
Eastern Europe	2,642	2,508	2,591	2,145	2,044
Average throughput	2,477	2,352	2,206	2,064	1,828

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Eni Fact Book Refining & Marketing

Market shares in Italy	(%)	2009	2010	2011	2012	2013

Retail	31.5	30.4	30.5	31.2	27.5
Gasoline	29.0	27.9	27.8	28.8	24.8
Gasoil	33.8	32.5	32.6	33.2	29.6
LPG (automotive)	20.2	21.4	22.7	23.1	20.8
Lubricants	21.5	35.7	27.7	35.4	30.4
Wholesale	27.5	29.2	28.6	29.5	28.8
Gasoil	32.0	33.5	30.8	33.0	32.7
Fuel oil	17.2	17.8	25.5	23.3	17.5
Bunker	40.1	40.4	33.6	37.6	39.4
Lubricants	23.3	24.0	23.6	24.1	23.5
Domestic market share	29.3	29.8	29.3	30.3	28.3

Retail market shares outside Italy	(%)	2009	2010	2011	2012	2013

Central Europe
Austria	7.3	7.0	9.6	11.7	11.9
Switzerland	6.4	6.5	6.6	7.1	7.3
Germany	3.4	3.4	3.1	3.2	3.2
France	1.1	1.1	1.0	0.9	0.9
Eastern Europe
Hungary	11.6	11.9	11.9	11.9	11.7
Czech Republic	11.3	11.8	11.6	10.8	9.8
Slovakia	9.2	9.7	9.8	9.7	9.7
Slovenia	2.4	2.3	2.2	2.2	2.3
Romania	1.2	1.5	1.7	1.8	1.9

Capital expenditure	(euro million)	2009	2010	2011	2012	2013

Italy	581	633	803	781	551
Outside Italy	54	78	63	61	68
	635	711	866	842	619
Refining, supply and logistic	436	446	638	622	444
Italy	436	444	635	618	444
Outside Italy		2	3	4
Marketing	172	246	228	220	175
Italy	118	170	168	163	107
Outside Italy	54	76	60	57	68
Other	27	19
	635	711	866	842	619

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Eni Fact Book Versalis

Versalis

Key performance indicators
2009	2010	2011	2012	2013

Employees injury frequency rate	(No. of accidents per million of worked hours)	2.34	1.54	1.47	0.76	0.76
Contractors injury frequency rate		8.12	5.94	4.60	1.67	0.30

Net sales from operations (a)	(euro million)	4,203	6,141	6,491	6,418	5,859
Intermediates		1,832	2,833	2,987	3,050	2,709
Polymers		2,185	3,126	3,299	3,188	2,933
Other sales		186	182	205	180	217
Operating profit		(675)	(86)	(424)	(681)	(725)
Adjusted operating profit		(426)	(96)	(273)	(483)	(386)
Adjusted net profit		(340)	(73)	(206)	(395)	(338)
Capital expenditure		145	251	216	172	314

Production	(ktonnes)	6,521	7,220	6,245	6,090	5,817
Sales of petrochemical products		4,265	4,731	4,040	3,953	3,785
Average plant utilization rate	(%)	65.4	72.9	65.3	66.7	65.3

Employees at year end	(number)	6,068	5,972	5,804	5,668	5,708
Direct GHG emissions	(mmtonnes CO2 eq)	4.63	4.69	4.12	3.69	3.66
NMVOC (Non-Methane Volatile Organic Compound) emissions	(ktonnes)	3.83	4.71	4.18	4.40	3.93
SOx emissions (sulphur oxide)	(ktonnes SO2 eq)	4.59	3.30	3.17	2.19	1.53
NOx emissions (nitrogen oxide)	(ktonnes NO2 eq)	4.78	4.87	4.14	3.43	3.29
Recycled/reused water	(%)	81.6	82.7	81.9	81.6	86.2

(a) Before elimination of intragroup sales.

Performance of the year

I In 2013, contractors injury frequency rate continued to follow a positive trend (down by 81.9% from 2012). Employees injury frequency rate remained unchanged.
I In 2013 emissions of greenhouse gas and other emissions in the atmosphere improved from 2012 following the interruption of production at the Porto Torres site in the conversion phase. Further reductions were registered, particularly at the Mantova site for NOx, and NMVOC as well as at the Dunkerque site for SOx and NMVOC. Recycled/reused water rate improved, up to 86.2%.
I In 2013, as part of the Product Stewardship, Versalis realized a specific database called Athos (Advanced tool for the handling of substances) which collects all the information necessary for the safe management, for employees and for the environment, of chemical products processed and utilized at Versalis sites.
I In 2013 adjusted net loss amounted to euro 338 million with a decline of euro 57 million from 2012, due to a sharp decrease of cracker margins reported in the first half of 2012.
I Sales of petrochemical products were 3,785 ktonnes, down by 168 ktonnes, or 4.2% from 2012, due to decline in consumptions.	I Petrochemical production volumes were 5,817 ktonnes, decreasing by 273 ktonnes, or 4.5% from 2012, due to declining demand in all businesses. In particular, the steepest decline was reported in elastomers and polyethylene.
I In 2013 overall expenditure in R&D amounted to approximately euro 39 million in line with the previous year. 10 patent applications were filed, one of which jointly with E&P.

Expansion on international markets
I As part of the expansion strategy in bioplastic sector and diversification from the commodity business, Versalis signed strategic partnerships with major operators in the field of biotechnology and rubber:
- with Genomatica, for the establishment of a technology joint venture for bio-based butadiene production from non-food biomass. The resulting process will be licensed across Europe, Asia and Africa by the newly-created joint venture. Versalis will invest over $20 million in the development of process technologies and aims to be the first to license the process and build commercial plants;
- with Pirelli, a Memorandum of Understanding for joint research project for the use of guayule-based natural rubber in tyre production;

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Eni Fact Book Versalis

- with Yulex Corporation, an agricultural-based biomaterials company, for a project of guayule-based biorubber production and a launch of industrial production complex in Southern Europe. The partnership will cover the entire manufacturing chain. Versalis will manufacture materials for various applications, with a final goal of the optimization of the productive process in the tyre industry;
- with South Korean company Lotte Chemical, Versalis established a 50:50 joint venture, while with Malaysian company Petronas, Versalis signed a shareholders agreement. The agreements concern the development of joint production of styrene and elastomers, as part of the expansion process in the growing South-East Asian markets;
- with Neville Venture, Versalis signed an agreement of strategic partnership for the production of hydrocarbon resins at the Priolo plant and finalized a license agreement related to the resins production for various applications such as adhesives, inks, coatings and rubber;
- with Elevance Renewable Sciences Inc, a United States chemical company, specialized in production of chemicals from vegetable oils, with a significant value added, Versalis signed a Memorandum of Understanding (MoU) for establishing a strategic partnership, in order to jointly develop and scale a	new technology for a production from vegetable oils, aiming at developing and scaling of new catalysts. The market applications of the future production will be specialties with a significant added value such as personal care products, detergents and cleaners, bio-lubricants and oilfield chemicals.

Green Chemistry development
I In the field of Green Chemistry, Versalis continued with the requalification the Porto Torres hub, in order to replace the traditional activities of the site with activities characterized by significant future growth perspectives, by realizing the products with an elevated biodegradability and/or produced from row materials obtained from renewable sources. In 2013, Versalis completed the initiatives of restructuration and reorganization of the distribution network and storage at the Matrìca plant.
I In February 2014, Versalis reached an important agreement on the project of transformation and relaunch of the Porto Marghera site to redesign production facilities and regain competitiveness. Versalis expects to invest euro 200 million in Porto Marghera focused on the optimization and reorganization of cracker utilities, with significant energy savings, and on the new initiative of green chemistry.

The materials produced by Versalis are obtained following a manufacturing cycle which involves several processing stages. Virgin naphtha, a raw material which is a distillation product from petroleum, undergoes thermal cracking also known as steam-cracking. The component molecules split into simpler molecules: monomers (ethylene, propylene, butadiene, etc.) and into blends of aromatic compounds.
The monomers are then reconstituted into more complex molecules: polymers. The following are produced from polymers: polyethylene, styrenes and elastomers used by processing companies to produce a whole variety of products for everyday use. The blends of aromatic compounds, properly treated, are used to produce intermediates, so-called because they are used in the manufacturing of products for everyday use.

Activities

Eni trough Versalis performs activities of production and marketing of petrochemical products (basic petrochemicals and polymers), leveraging on a wide range of proprietary technologies, advanced production facilities, as well as a large and efficient retail network present in 18 European countries.
Versalis’ portfolio of patents and proprietary technologies covers the whole field of basic petrochemicals and polymers: phenol and its derivatives, polyethylene, styrenes and elastomers as well as catalysts and special chemical products.
As a producer of intermediates, all types of polyethylene and a wide range of elastomers/lattices and of the complete line of styrenic	products, Versalis continues in the development of its proprietary technologies supported by the experience it gained in production and R&D. This approach favored the optimization of the design of equipment and plants, of their performance, of proprietary catalysts and other products that allowed it to achieve excellence in all technologies in the specific business areas in order to compete in markets worldwide. A key role is played by the most innovative proprietary catalysts, particularly those based on zeolites developed by Versalis as building blocks of some of its most advanced technologies and available worldwide.
The principal objective of basic petrochemicals is granting the adequate availability of monomers (ethylene, butadiene and benzene) covering the needs of further production processes: in particular olefins production is strictly linked with the polyethylene

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Eni Fact Book Versalis

and elastomers business, aromatics grant the benzene availability necessary to produce intermediate products used in the production of resins, artificial fibers and polystyrene. In polymers business Versalis is one of the most relevant European producers of elastomers, where	it is present in almost all the relevant sectors (in particular, in the automotive industry), polystyrene and polyethylene, whose most relevant use is in flexible packaging.

Business areas

Intermediates
Basic petrochemicals are one of the pillars of the petrochemical activities of Versalis, whose products have a range of important industrial uses, such as the production of polyethylene, polypropylene, PVC and polystyrene. In addition, they are also used in the production of other petrochemical intermediates that converge into a range of other productive processes: plastics, rubbers, fibers, solvents and lubricants.

Intermediates revenues (euro 2,709 million) decreased by euro 341 million from 2012 (down by 11.2%) reflecting mainly decreased volumes sold (down by 4.2%) and average unit prices (down by 1.9%), with different trends in each business: in the olefins sales volumes of ethylene decreased (down by 4%) due to the planned standstill at the Priolo plant and lower consumption, with prices slightly decreasing compared to previous year, while butadiene volumes reported a sharp decrease (down by 38%) driven by the weakness of elastomers market and the reduced average prices by 23% reflecting the consumption crisis. In aromatics, benzene sales volumes registered a decline of 7.4%, while xylene volumes increased by 7.5%, with average prices in line with 2012. Revenues from derivatives declined mainly due to lower volumes of phenol/derivatives (down 3.6%) due to lower availability of product following planned downtime at the Mantova plant, partly offset by 1.4% increase in average sale prices.

Intermediates production (3,462 ktonnes) registered a decrease from the last year (down by 133 ktonnes, or 3.7%) due to reductions in olefins (down 5.7%) and derivatives (down 2.4%) driven by lower utilization of Priolo cracking plant and lower production of butadiene (down 10.3%) affected by the planned facility downtimes at the Brindisi and Ravenna plants. These reductions were partly offset by higher aromatics production (up by 3% compared to previous year) due to higher xylene production.

Polymers
In the polymers business Versalis is active in the production of:
- polyethylene that accounts for approximately 40% of the total volume of world production of plastic materials. It is a basic plastic material, used as a raw material by companies that transform it into a wide range of goods;
- styrenics, polymeric materials based on styrenes that are used in a very large number of sectors through a range of transformation technologies. The most common applications are in the industrial packaging and food industry, small and large electrical appliances, building isolation, electrical and electronic devices, household appliances, car components and toys;
- elastomers, polymers characterized by high elasticity that allow them to regain their original shape even after having been subjected to extensive deformation. Versalis has a leading position in this sector and produces a wide range of products for the following sectors: tyres, footwear, adhesives, building components, pipes, electrical cables, car components and sealing, household appliances; they can be used as modifiers for plastics and bitumens, as additives for lubricating oils (solid elastomers); carpet backing, paper coating, moulded foams (synthetic latex). Versalis is one of the world’s major producers of elastomers and synthetic latex.

Polymers revenues (euro 2,933 million) decreased by euro 255 million from 2012, or by 8%, due to average unit prices decreasing by 19% and

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Eni Fact Book Versalis

lower elastomers sale volumes (down by 9.7%) due to the significant decrease in demand from the tyre and automotive industry. This negative performance was partly offset by higher average prices of styrene (up 7.5%) and polyethylene (up 1%) registered particularly in	the last part of 2013. Polymer production (2,356 ktonnes) decreased by 140 ktonnes from 2012 (down 5.6%), due mainly to a decline in production at the Ravenna plant and at English sites (Hythe and Grangemouth) reflecting market trends.

Product availability	(ktonnes)	2009	2010	2011	2012	2013

Intermediates	4,350	4,860	4,101	3,595	3,462
Polymers	2,171	2,360	2,144	2,495	2,355
Production	6,521	7,220	6,245	6,090	5,817
Consumption and losses	(2,701)	(2,912)	(2,631)	(2,545)	(2,394)
Purchases and change in inventories	445	423	426	408	362
	4,265	4,731	4,040	3,953	3,785

Revenues by geographic area	(euro million)	2009	2010	2011	2012	2013

Italy	2,215	3,131	3,364	3,172	2,758
Rest of Europe	1,701	2,632	2,747	2,826	2,704
Asia	169	139	182	271	238
Africa	76	127	101	84	126
Americas	39	108	93	61	28
Other areas	3	4	4	4	5
	4,203	6,141	6,491	6,418	5,859

Revenues by product	(euro million)	2009	2010	2011	2012	2013

Olefins	1,059	1,705	1,754	1,792	1,487
Aromatics	486	704	835	819	791
Intermediates	251	375	359	440	431
Elastomers	579	834	1,062	979	716
Styrenics	501	744	780	774	800
Polyethylene	1,140	1,597	1,496	1,434	1,418
Other	187	182	205	180	216
	4,203	6,141	6,491	6,418	5,859

Capital expenditure	(euro million)	2009	2010	2011	2012	2013

	145	251	216	172	314
of which:
- upkeeping	28	59	59	25	66
- plant upgrades	58	116	53	53	170
- HSE	28	29	46	38	52
- energy recovery		45	42	41	8

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Eni Fact Book Engineering & Construction

Engineering & Construction

Key performance indicators
2009	2010	2011	2012	2013

Employees injury frequency rate	(No. of accidents per million of worked hours)	0.40	0.45	0.44	0.54	0.46
Contractors injury frequency rate		0.57	0.33	0.21	0.17	0.10
Fatality index	(No. of fatalities per 100 per million of worked hours)	0.86	2.14	1.82	0.93	2.01

Net sales from operations (a)	(euro million)	9,664	10,581	11,834	12,771	11,611
Operating profit		881	1,302	1,422	1,442	(83)
Adjusted operating profit		1,120	1,326	1,443	1,474	(84)
Adjusted net profit		892	994	1,098	1,111	(253)
Capital expenditure		1,630	1,552	1,090	1,011	902

Orders acquired	(euro million)	9,917	12,935	12,505	13,391	10,653
Order backlog		18,730	20,505	20,417	19,739	17,514

Employees at year end	(number)	35,969	38,826	38,561	43,387	47,209
Employees outside Italy rate	(%)	85.6	87.3	86.5	88.1	89.1
Local managers rate		41.1	45.3	43.0	41.3	41.3
Local procurement rate		47.0	61.3	56.4	51.8	51.1
Healthcare expenditure	(euro million)	25	20	32	21	22
Security expenditure		69	26	51	82	85
Direct GHG emissions	(mmtonnes CO2 eq)	1.28	1.11	1.32	1.54	1.54

(a) Before elimination of intragroup sales.

Performance of the year
I In 2013 procurement amounted to euro 9,066 million, 51.1% of which referred to local procurement.
I In 2013 the injury frequency rate for employees and contractors improved from 2012 (by 14.8% and 41.1%, respectively). In 2013 Eni continued its commitment in education and training for employees and contractors in the field of health and security, with initiatives such as "Leadership in Health and Safety", "Working at height and Confined Space" as well as the use of a dedicated HSE training portal and individual protection equipment.
I Health and safety expenditure registered an increase (up by 4% from 2012). In particular, the expenditure for individual protection equipment increased by 30% and the expenditure for safety training increased by 10%.
I In 2013, adjusted net loss amounted to euro 253 million (down by euro 1,264 million from the adjusted net profit of euro 1,111 million reported in 2012). This result reflected operating and marketing difficulties encountered in the first half of 2013, which led management to revise the profit margin estimates for important orders, in particular for the construction of onshore industrial complexes.
I Orders acquired amounted to euro 10,653 million (euro 13,391 million in 2012), 94% of which relating to the works outside Italy, while 14% orders from Eni Companies.
I Order backlog amounted to euro 17,514 million at December 31, 2013 (euro 19,739 million at December 31, 2012), of which euro 9,244 million to be fulfilled within 2014.	I In 2013 overall expenditure in R&D amounted approximately to euro 15 million, in line with the previous year. 14 patent applications were filed.
I Capital expenditure amounted to euro 902 million (euro 1,011 million in 2012), mainly regarded the upgrading of the drilling and construction fleet.

Engineering & Construction Offshore

Saipem is well positioned in the market of large projects for the development of offshore hydrocarbon fields leveraging on its technical and operational skills (supported by a technologically advanced fleet and the ability to operate in complex environments) and engineering and project management capabilities acquired on the marketplace over recent years (such as Bouygues Offshore). Saipem intends to consolidate its market share strengthening its EPIC oriented business model and leveraging on its satisfactory long-term relationships with the major oil companies and National Oil Companies. Higher levels of efficiency and flexibility are expected to be achieved by reaching the technological excellence and the highest economies of scale in its engineering hubs employing local resources in contexts where this represents a competitive advantage, integrating in its own business model the direct management of construction process through the creation of a large

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Eni Fact Book Engineering & Construction

construction yard in South-East Asia and revamping/upgrading its construction fleet. Over the next years, Saipem will invest in the new construction yard in Brazil to be completed in 2014, fleet maintenance/substitutions, major upgrades on offshore fleet, equipment for the execution of awarded/expected projects and investments in strategic areas.
In 2013 revenues amounted to euro 5,094 million, down by 2.2% from 2012, due to lower levels of activity in the North Sea, Kazakhstan and Australia. Orders acquired amounted to euro 5,777 million (euro 7,477 million in 2012).
Among the main orders acquired were: (i) an EPCI contract on behalf of Total Upstream Nigeria Ltd, for the development of the Egina field in Nigeria that includes engineering, procurement, fabrication, installation and pre-commissioning of subsea pipelines for oil and gas production and gas export, flexible jumpers and umbilicals; (ii) a contract on behalf of Burullus Gas Co for the development of the West Delta Deep Marine - Phase IXa Project, about 90 kilometers off the Mediterranean coast of Egypt. The project is aimed to the installation of subsea facilities (in water depths up to 850 meters) in the West Delta Deep Marine Concession, where Saipem had already successfully performed some previous phases of subsea field development; (iii) an EPCI contract on behalf of ExxonMobil pertaining to the engineering, procurement, fabrication and installation of subsea pipelines of production and water injection, rigid jumpers and other related subsea structures as part of Kizomba Satellites Phase 2 project, in the Angolan offshore.
In 2013 Saipem continued to pursue the development of state of the art technologies for working in deep and ultra-deep waters, the design of floating liquefaction facilities, the development of new techniques and equipment for the installation and grounding of underwater pipes in extreme conditions. In particular, the innovative "Subsea Processing" system and floating liquefaction units (FLNG) were developed. In the process of subsea pipeline construction, new equipment was applied successfully, which enhanced the process and the quality of steel pipes’ soldering with carbon and stainless materials.

Engineering & Construction Onshore

In the Engineering & Construction onshore construction business, Saipem is one of the largest operators on turnkey contract base at a worldwide level in the Oil & Gas segment. Saipem operates in the construction of plants for hydrocarbon production (extraction, separation, stabilization, collection of hydrocarbons, water injection) and hydrocarbon treatment (removal and recovery of sulphur dioxide and carbon dioxide, fractioning of gaseous liquids, recovery of condensates) and in the installation of large onshore transport systems (pipelines, compression stations, terminals). Saipem preserves its own competitiveness through its technology excellence granted by its engineering hubs, its distinctive know-how in the construction of projects in the high-tech market of LNG and the management of large parts of engineering activities in cost efficient areas. In the medium term, underpinning upward trends in the oil service market, Saipem will be focused on taking advantage of the opportunities arising from the market in the plant and pipeline segments leveraging on its solid competitive position in the realization of complex projects in the strategic areas of Middle East, Caspian Sea, Northern and Western Africa and Russia.

In 2013 revenues amounted to euro 4,619 million, registering a decrease of 24.4% from 2012, due to lower levels of activity in Northern and Western Africa and Middle East. Orders acquired amounted to euro 2,566 million (euro 3,972 million in 2012). Among the main orders acquired were: (i) an EPC contract on behalf of Dangote Fertilizer for the realization of a new ammonia and urea production complex to be realized in Edo State, Nigeria. The contract encompasses the construction of two twin production streams and related utilities and off-site facilities; (ii) an EPC contract on behalf of Star Refinery AS, for the realization of Socar Refinery in Turkey, encompassing the engineering, procurement and construction of a refinery and three crude refinery jetties, to be built in the area adjacent to the Petkim Petrochemical facility; (iii) an EPC contract on behalf of Eni related to the improvements to the storage infrastructure for crude oil of Tempa Rossa field, in Italy.
R&D activities aiming at improving proprietary process technologies and increasing the company’s environmental services portfolio concerned: (i) the study on the improvement of propriety technology for the production of urea, with the development of a new process "Urea Zero Emission"; (ii) the launch of the innovative project in order to improve energy efficiency.

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Eni Fact Book Engineering & Construction

Offshore drilling

Saipem is the only engineering and construction contractor that provides both offshore and onshore drilling services to oil companies. In the offshore drilling segment, Saipem mainly operates in West Africa, the North Sea, the Mediterranean Sea and the Middle East and boasts significant market positions in the most complex segments of deep and ultra-deep offshore, leveraging on the outstanding technical features of its drilling platforms and vessels, capable of drilling exploration and development wells at a maximum water depth of 9,200 meters. In parallel, investments are ongoing to renew and to keep up the production capacity of other fleet equipment (upgrade equipment to the characteristics of projects or to clients’ needs and purchase of support equipment).
In 2013 revenues amounted to euro 1,177 million, with an increase of 8.1% from 2012. This was due to the entry in full activity of the semisubmersible rigs Scarabeo 8, Scarabeo 3 and Scarabeo 6 and the beginning of operations of Ocean Spur vessels. Orders acquired in the year amounted to euro 1,401 million (euro 1,025 million in 2012), mainly related to: (i) five-year contract extension with Eni for the charter of the drillship Saipem 10000 starting from the third quarter of 2014 for worldwide drilling activity operations; (ii) one-year contract extension on behalf of IEOC, for the utilization of the semi-submersible Scarabeo 4 in Egypt; (iii) two-year contract extension on behalf of Eni for the charter of the Saipem TAD for drilling activity offshore Congo.

Onshore drilling

Saipem operates in this segment as contractor for the major international and national oil companies executing its activity mainly in South America, Saudi Arabia, North Africa and, at a lower extent, in Europe. In these areas Saipem can leverage its knowledge of the market, long-term relations with customers and synergies and integration with other business areas. Saipem boasts a solid track record in remote areas (in particular in the Caspian Sea), leveraging on its own operational skills and its ability to operate in complex environments.
In 2013 revenues amounted to euro 721 million, slightly decreasing from 2012. Lower levels of activities in Algeria were almost completely absorbed by higher levels of activities in Saudi Arabia, Kazakhstan and Mauritania. Orders acquired in the year amounted to euro 909 million (euro 917 million in 2012), mainly related to: (i) three-year contract extension on behalf of Eni Congo for the management of a client’s plant; (ii) the extension of the drilling contracts with variable duration, on behalf of several clients, in South America; (iii) new contracts on behalf several clients, signed under different terms ranging from six months to five years, for the utilization of 17 rigs in Middle East, Caspian Sea, South America, West Africa, Turkey and Ukraine. Among these newly contracted rigs, two will be working for Shell under a long term global framework, engaging Saipem in a call-off agreement to facilitate new Country entries and, for exploration purposes, provide onshore drilling services worldwide, at pre-agreed terms and conditions.

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Eni Fact Book Engineering & Construction

Drilling vessels

SAIPEM 12000

Ultra deep water drillship, self-propelled, equipped with EWT (Extended Well Testing). NOV SSGD-5750 drilling plant. Built in Korea by Samsung (2010).

Dimensions:

Length overall:	228 m
Breadth, moulded:	42 m
Depth, moulded:	19 m
Operating draft:	12 m
Displacement:	96,000 t
Variable load:	over 20,000 t
Oil storage capacity:	140,000 bbl

Operating performance:

Drilling depth:	10,000 m
Water depth max:	3,650 m

SAIPEM 10000

Ultra deep water drillship, self-propelled, equipped with EWT (Extended Well Testing). Wirth GH 4500 EG 4200 drilling plant. Built in Korea by Samsung (2000).

Dimensions:

Length overall:	228 m
Breadth, moulded:	42 m
Depth, moulded:	19 m
Operating draft:	12 m
Displacement:	96,455 t
Variable load:	over 20,000 t
Oil storage capacity:	140,000 bbl

Operating performance:

Drilling depth:	9,200 m
Water depth max:	3,000 m

SCARABEO 5

Semi-submersible drilling platform self-propelled; Emco C 3 drilling plant. Built in Italy (Genoa) by Fincantieri shipyards (1990).

Dimensions:

Pontoon length:	111 m
Pontoon breadth:	14.3 m
Pontoon height:	9.5 m
Main hull length:	80.8 m
Main hull breadth:	68.8 m
Main hull depth:	7.3 m

Operating performance:

Dynamic assisted mooring:	up to 900 m w.d.
Dynamic positioned mode:	up to 2,000 m w.d.
Maximum drilling depth:	9,000 m
Water depth max:	2,000 m

4,300 t variable deck load in all conditions, under the most stringent codes.

SCARABEO 7

Semi-submersible drilling platform self-propelled; Wirth SH 3000 EG drilling plant. Built in Turkey by Tusla shipyard (1999) and perfected in Italy (Palermo) by Fincantieri shipyards (1999).

Dimensions:

Displacement:	38,100 t
Main deck width:	61.3 m
Main deck length:	77.5 m
Main deck depth:	4.5 m
Variable deck load:	4,000 t

Operating performance:

Drilling depth W/5" DP:	25,000 ft
Drilling depth:	8,000 m
Water depth max:	1,500 m

Positioning system: automatic thruster assisted 8 leg mooring system.

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Eni Fact Book Engineering & Construction

Main operating data	2009	2010	2011	2012	2013

Offshore pipelines laid	(km)	1,000	1,365	1,682	1,435	1,106
Onshore pipelines laid		716	385	889	543	433
Offshore structures installed	(tonnes)	62,333	46,606	105,033	122,765	206,959
Onshore structures installed		76,543	874,428	353,480	261,410	178,252
Offshore drilling	(km)	140	130	178	194	201
Onshore drilling		719	881	985	953	821
Offshore wells drilled	(units)	54	44	64	104	127
Onshore wells drilled		241	279	307	373	373

Drilling vessels
Name	Type	Drilling plant	Maximum depth (m)	Drilling maximum (m)	Other

Perro Negro 2	Jack up	Oilwell E 2000	90	6,500	Heliport provided
Perro Negro 3	Jack up	Ideco E 2100	90	6,000	Heliport provided
Perro Negro 4	Jack up	National 110 UE	45	5,000	Heliport provided
Perro Negro 5	Jack up	National 1320 UE	90	6,500	Heliport provided
Perro Negro 7	Jack up	National 1625 UE	115	9,150	Heliport provided
Perro Negro 8	Jack up	NOV SSDG 3000	107	9,100
Scarabeo 3	Semi-submersible drilling platform helped propulsion system	National 1625 DE	550	7,600	Heliport provided
Scarabeo 4	Semi-submersible drilling platform helped propulsion system	National 1625 DE	550	7,600	Heliport provided
Scarabeo 5	Semi-submersible drilling platform helped propulsion system	Emco C 3	1,900	8,000	Heliport provided
Scarabeo 6	Semi-submersible drilling platform helped propulsion system	Oilwell E 3000	500	7,600	Heliport provided
Scarabeo 7	Semi-submersible drilling platform helped propulsion system	Wirth SH 3000 EG	1,500	8,000	Heliport provided
Scarabeo 8	Semi-submersible drilling platform helped propulsion system	NOV AHD-500-4600	3,000	10,660	Heliport provided
Scarabeo 9	Semi-submersible drilling platform helped propulsion system	Aker Maritime Ram Rig	3,650	15,200	Heliport provided
Saipem 10000	Ultra deep waters drillship, self-propelled, dynamic positioning	Wirth GH 4500 EG	3,000	9,200	Oil storage capacity: 140,000 bbl; heliport provided
Saipem 12000	Ultra deep waters drillship, self-propelled, dynamic positioning	NOV SSDG 5750	3,650	10,000	Heliport provided
Saipem TAD	Tender assisted drilling barge	Bentec 1500 Hp	150	4,877	Heliport provided

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Eni Fact Book Engineering & Construction

Construction vessels
Name	Type	Laying technique	Transport/lifting capability (t)	Maximum laying depth (m)	Pipelaying maximum diameter (inches)

Saipem 7000	Semi-submersible, self-propelled pipelay and DP vessel capable of lifting structures and J-laying pipelines in deep waters	J	14,000	3,000	32
Saipem FDS	Multipurpose monohull dynamically positioned crane and pipelay (J-lay) vessel utilized for the development of hydrocarbon fields in deep waters	J	600	2,100	22
Saipem FDS 2	Multipurpose monohull dynamically positioned crane and pipelay (J-lay) vessel utilized for the development of hydrocarbon fields in deep waters. The vessel is equipped with a J-lay tower	J, S	2,000	3,000	36
Castoro Sei	Semi-submersible pipelay vessel capable of laying large diameter pipe	S	300	1,000	60
Castoro Sette	Semi-submersible pipelay vessel capable of laying large diameter pipe	S		1,000	60
Castoro Otto	Crane and pipelay vessel	S	2,200	600	60
Saipem 3000	Mono hull, self-propelled DP crane ship, capable of laying flexible pipes and umbilicals in deep waters and lifting structures	Reel, J, S	2,200
Bar Protector	Dynamically positioned dive support vessel used for deep waters diving operations and works on platforms
Semac 1	Semi-submersible pipelay vessel capable of laying pipes in deep waters	S	318	600	58
Castoro II	Derrick/lay barge	S	1,000		60
Castoro 10	Trench/lay barge	S		300	60
Castoro 12	Shallow waters pipelay barge	S		1.4	40
S355	Derrick/lay barge	S	600		42
Crawler	Derrick/lay barge	S	540		60
Castoro 16	Post-trenching and back-filling barge of pipelines operating in ultra-shallow waters (1.4 meters).			1.4	40
Saibos 230	Derrick pipelay barge equipped with a mobile crane for piling, marine terminals and fixed platforms	S			30
Ersai 1 (a)	Technical pontoon equipped with two crawler cranes, capable of carrying out installations whilst grounded on the seabed		2,100
Ersai 2 (a)	Work barge equipped with a fixed crane capable of lifting structures		200
Ersai 3 (a)	Self-propelled workshop/storage barge used as support vessel, with storage space and office space for 50 people
Ersai 4 (a)	Self-propelled workshop/storage barge used as support vessel, with storage space and office space for 150 people
Ersai 400 (a)	Accommodation barge for up to 400 people, equipped with antigas shelter for H2S leaks
Castoro 9	Launching/cargo barge		5,000
Castoro XI	Heavy duty cargo barge		15,000
Castoro 14	Deck cargo barge		10,000
Castoro 15	Deck cargo barge		6,200
S42	Deck cargo barge		8,000
S43	Deck cargo barge
S44	Launching/cargo barge		30,000
S45	Launching/cargo barge		20,000
S46	Deck cargo barge
S47	Deck cargo barge
S600	Deck cargo barge		30,000
FPSO - Cidade de Vitoria	FPSO unit with a production capacity of up to 100,000 barrels a day
FPSO - Gimboa	FPSO unit with a production capacity of up to 60,000 barrels a day

(a) Owned by the Saipem-managed joint venture ER SAI Caspian Contractor Llc.

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Eni Fact Book Financial Data

Profit and loss account	(euro million)	2009	2010	2011	2012	2013

Net sales from operations	81,932	96,617	107,690	127,220	114,722
Other income and revenues	1,094	967	926	1,546	1,385
Total revenues	83,026	97,584	108,616	128,766	116,107
Purchases, services and other	(58,091)	(68,774)	(78,795)	(95,363)	(90,213)
Payroll and related costs	(3,928)	(4,428)	(4,404)	(4,613)	(5,264)
Total operating expenses	(62,019)	(73,202)	(83,199)	(99,976)	(95,477)
Other operating income (expense)	55	131	171	(158)	(71)
Depreciation, depletion, amortization and impairments	(9,267)	(9,031)	(8,785)	(13,561)	(11,703)
Operating profit	11,795	15,482	16,803	15,071	8,856
Finance income (expense)	(565)	(749)	(1,146)	(1,347)	(991)
Net income from investments	534	1,112	2,123	2,881	6,115
Profit before income taxes	11,764	15,845	17,780	16,605	13,980
Income taxes	(6,258)	(8,581)	(9,903)	(11,661)	(9,008)
Tax rate (%)	53.2	54.2	55.7	70.2	64,4
Net profit - continuing operations	5,506	7,264	7,877	4,944	4,972
Attributable to:
- Eni’s shareholders	4,488	6,252	6,902	4,200	5,160
- non-controlling interest	1,018	1,012	975	744	(188)
Net profit - discontinued operations	(189)	119	(74)	3,732
Attributable to:
- Eni’s shareholders	(121)	66	(42)	3,590
- non-controlling interest	(68)	53	(32)	142
Net profit	5,317	7,383	7,803	8,676	4,972
Attributable to:
- Eni’s shareholders	4,367	6,318	6,860	7,790	5,160
- non-controlling interest	950	1,065	943	886	(188)
Net profit attributable to Eni’s shareholders - continuing operations	4,488	6,252	6,902	4,200	5,160
Exclusion of inventory holding (gains) losses	(191)	(610)	(724)	(23)	438
Exclusion of special items	1,024	1,128	760	2,953	(1,165)
of which:
- non-recurring items	250	(246)	69
- other special items	774	1,374	691	2,953	(1,165)
Adjusted net profit attributable to Eni’s shareholders - continuing operations	5,321	6,770	6,938	7,130	4,433
Adjusted net profit attributable to Eni’s shareholders - discontinued operations	(114)	99	31	195
Adjusted net profit attributable to Eni’s shareholders	5,207	6,869	6,969	7,325	4,433

Contents

Eni Fact Book Financial Data

Summarized Group Balance Sheet	(euro million)	Dec. 31, 2009	Dec. 31, 2010	Dec. 31, 2011	Dec. 31, 2012	Dec. 31, 2013

Fixed assets
Property, plant and equipment	59,765	67,404	73,578	63,466	62,506
Inventories - Compulsory stock	1,736	2,024	2,433	2,538	2,571
Intangible assets	11,469	11,172	10,950	4,487	3,877
Equity-accounted investments and other investments	6,244	6,090	6,242	9,347	6,961
Receivables and securities held for operating purposes	1,261	1,743	1,740	1,457	1,607
Net payables related to capital expenditure	(749)	(970)	(1,576)	(1,142)	(1,256)
	79,726	87,463	93,367	80,153	76,266
Net working capital
Inventories	5,495	6,589	7,575	8,496	7,883
Trade receivables	14,916	17,221	17,709	19,966	21,213
Trade payables	(10,078)	(13,111)	(13,436)	(14,993)	(15,529)
Tax payables and provisions for net deferred tax liabilities	(1,988)	(2,684)	(3,503)	(3,204)	(3,005)
Provisions	(10,319)	(11,792)	(12,735)	(13,603)	(13,167)
Other current assets and liabilities	(3,968)	(1,286)	281	2,473	2,030
	(5,942)	(5,063)	(4,109)	(865)	(575)
Provisions for employee post-retirement benefits	(944)	(1,032)	(1,039)	(1,374)	(1,245)
Assets held for sale including related liabilities	266	479	206	155	2,156
CAPITAL EMPLOYED, NET	73,106	81,847	88,425	78,069	76,602
Shareholders’ equity
attributable to: - Eni’s shareholders	46,073	51,206	55,472	59,060	58,210
attributable to: - non-controlling interest	3,978	4,522	4,921	3,498	2,964
	50,051	55,728	60,393	62,558	61,174
Net borrowings	23,055	26,119	28,032	15,511	15,428
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	73,106	81,847	88,425	78,069	76,602

Contents

Eni Fact Book Financial Data

Summarized Group Cash Flow Statement	(euro million)	2009	2010	2011	2012	2013

Net profit - continuing operations	5,506	7,264	7,877	4,944	4,972
Adjustments to reconcile net profit to net cash provided by operating activities:
- depreciation, depletion and amortization and other non-monetary items	8,607	8,521	8,606	11,349	9,578
- net gains on disposal of assets	(226)	(558)	(1,176)	(875)	(3,770)
- dividends, interest, taxes and other changes	6,379	8,829	9,918	11,925	9,162
Changes in working capital related to operations	(874)	(1,158)	(1,696)	(3,373)	486
Dividends received, taxes paid, interest (paid) received during the period	(8,637)	(8,758)	(9,766)	(11,614)	(9,459)
Net cash provided by operating activities - continuing operations	10,755	14,140	13,763	12,356	10,969
Net cash provided by operating activities - discontinued operations	381	554	619	15
Net cash provided by operating activities	11,136	14,694	14,382	12,371	10,969
Capital expenditure - continuing operations	(12,216)	(12,450)	(11,909)	(12,761)	(12,750)
Capital expenditure - discontinued operations	(1,479)	(1,420)	(1,529)	(756)
Capital expenditure	(13,695)	(13,870)	(13,438)	(13,517)	(12,750)
Investments and purchase of consolidated subsidiaries and businesses	(2,323)	(410)	(360)	(569)	(317)
Disposals	3,595	1,113	1,912	6,014	6,360
Other cash flow related to capital expenditure, investments and disposals	(295)	228	627	(136)	(253)
Free cash flow	(1,582)	1,755	3,123	4,163	4,009
Borrowings (repayment) of debt related to financing activities	396	(26)	41	(83)	(3,983)
Changes in short and long-term financial debt	3,841	2,272	1,104	5,947	1,778
Dividends paid and changes in non-controlling interests and reserves	(2,956)	(4,099)	(4,327)	(3,746)	(4,231)
Effect of changes in consolidation and exchange differences	(30)	39	10	(16)	(50)
NET CASH FLOW FOR THE PERIOD	(331)	(59)	(49)	6,265	(2,477)

Changes in net borrowings	(euro million)	2009	2010	2011	2012	2013

Free cash flow	(1,582)	1,755	3,123	4,163	4,009
Net borrowings of acquired companies		(33)		(2)	(21)
Net borrowings of divested companies			(192)	12,446	(16)
Exchange differences on net borrowings and other changes	(141)	(687)	(517)	(340)	342
Dividends paid and changes in non-controlling interest and reserves	(2,956)	(4,099)	(4,327)	(3,746)	(4,231)
CHANGE IN NET BORROWINGS	(4,679)	(3,064)	(1,913)	12,521	83

Net sales from operations	(euro million)	2009	2010	2011	2012	2013

Exploration & Production	23,801	29,497	29,121	35,881	31,268
Gas & Power	29,272	27,806	33,093	36,200	32,124
Refining & Marketing	31,769	43,190	51,219	62,656	57,329
Versalis	4,203	6,141	6,491	6,418	5,859
Engineering & Construction	9,664	10,581	11,834	12,771	11,611
Other activities	88	105	85	119	80
Corporate and financial companies	1,280	1,386	1,365	1,369	1,453
Impact of unrealized intragroup profit elimination (a)	(66)	100	(54)	(75)	18
Consolidation adjustment	(18,079)	(22,189)	(25,464)	(28,119)	(25,020)
	81,932	96,617	107,690	127,220	114,722

(a) This item concerned mainly intragroup sales of commodities, services and capital goods recorded in the assets of the purchasing business segment as of end of the period.

Net sales to customers	(euro million)	2009	2010	2011	2012	2013

Exploration & Production	10,171	12,947	10,677	15,559	13,050
Gas & Power	28,517	26,837	31,749	34,169	30,909
Refining & Marketing	30,804	41,845	48,428	59,690	54,427
Versalis	3,965	5,898	6,202	6,007	5,570
Engineering & Construction	8,349	8,779	10,510	11,664	10,593
Other activities	64	80	62	79	41
Corporate and financial companies	128	131	116	127	114
Impact of unrealized intragroup profit elimination	(66)	100	(54)	(75)	18
	81,932	96,617	107,690	127,220	114,722

Contents

Eni Fact Book Financial Data

Net sales by geographic area of destination	(euro million)	2009	2010	2011	2012	2013

Italy	26,655	45,896	31,906	33,998	32,044
Other EU Countries	24,331	21,125	35,920	35,908	31,629
Rest of Europe	5,213	4,172	7,153	9,610	11,458
Africa	10,174	13,068	11,333	14,681	12,079
Americas	7,080	6,282	9,612	15,282	7,741
Asia	8,208	5,785	10,258	16,394	18,547
Other areas	271	289	1,508	1,347	1,224
Total outside Italy	55,277	50,721	75,784	93,222	82,678
	81,932	96,617	107,690	127,220	114,722

Net sales by geographic area of origin	(euro million)	2009	2010	2011	2012	2013

Italy	47,666	55,455	62,789	72,744	73,580
Other EU Countries	15,629	16,983	20,914	19,528	15,638
Rest of Europe	2,058	1,986	3,101	3,736	3,292
Africa	9,313	12,586	9,384	13,989	11,844
Americas	3,610	5,588	7,107	12,058	5,782
Asia	3,447	3,692	3,937	4,423	3,713
Other areas	209	327	458	742	873
Total outside Italy	34,266	41,162	44,901	54,476	41,142
	81,932	96,617	107,690	127,220	114,722

Purchases, services and other	(euro million)	2009	2010	2011	2012	2013

Production costs - raw, ancillary and consumable materials and goods	40,093	48,407	60,826	74,767	66,912
Production costs - services	13,296	14,939	13,551	15,354	18,023
Operating leases and other	2,505	2,997	3,045	3,434	3,673
Net provisions for contingencies	1,025	1,401	527	871	857
Other expenses	1,466	1,252	1,140	1,342	1,134
less:
capitalized direct costs associated with self-constructed tangible and intangible assets	(294)	(222)	(294)	(405)	(386)
	58,091	68,774	78,795	95,363	90,213

Principal accountant fees and services	(euro thousand)	2009	2010	2011	2012	2013

Audit fees	30,748	21,114	22,031	23,042	28,023
Audit-related fees	276	183	1,113	1,351	1,574
Tax fees	51	166	323	25	21
All other fees				3
	31,075	21,463	23,467	24,421	29,618

Payroll and related costs	(euro million)	2009	2010	2011	2012	2013

Wages and salaries	3,064	3,299	3,435	3,886	4,366
Social security contributions	620	631	675	674	651
Cost related to defined benefit plans	128	154	148	103	92
Other costs	307	557	334	187	409
less:
capitalized direct costs associated with self-constructed tangible and intangible assets	(191)	(213)	(188)	(237)	(254)
	3,928	4,428	4,404	4,613	5,264

Contents

Eni Fact Book Financial Data

Depreciation, depletion, amortization and impairments	(euro million)	2009	2010	2011	2012	2013

Exploration & Production	6,789	6,928	6,251	7,988	7,812
Gas & Power	435	425	413	405	329
Refining & Marketing	408	333	351	331	309
Versalis	83	83	90	90	95
Engineering & Construction	433	513	596	683	721
Other activities	2	2	2	1	1
Corporate and financial companies	83	79	75	65	61
Impact of unrealized intragroup profit elimination	(17)	(20)	(23)	(25)	(25)
Total depreciation, depletion and amortization	8,216	8,343	7,755	9,538	9,303
Exploration & Production	576	123	189	547	19
Gas & Power		426	154	2,494	1,685
Refining & Marketing	346	76	488	843	633
Versalis	121	52	160	112	44
Engineering & Construction	2	3	35	25
Other activities	6	8	4	2	19
Corporate and financial companies
Total impairment	1,051	688	1,030	4,023	2,400
	9,267	9,031	8,785	13,561	11,703

Operating profit by Division	(euro million)	2009	2010	2011	2012	2013

Exploration & Production	9,120	13,866	15,887	18,470	14,871
Gas & Power	1,914	896	(326)	(3,219)	(2,992)
Refining & Marketing	(102)	149	(273)	(1,296)	(1,517)
Versalis	(675)	(86)	(424)	(681)	(725)
Engineering & Construction	881	1,302	1,422	1,442	(83)
Other activities	(436)	(1,384)	(427)	(300)	(337)
Corporate and financial companies	(420)	(361)	(319)	(341)	(399)
Impact of unrealized intragroup profit elimination	1,513	1,100	1,263	996	38
	11,795	15,482	16,803	15,071	8,856

Contents

Eni Fact Book Financial Data

NON-GAAP measures

Reconciliation of reported operating profit and reported net profit to results on an adjusted basis

Management evaluates Group and business performance on the basis of adjusted operating profit and adjusted net profit, which are arrived at by excluding inventory holding gains or losses, special items and, in determining the business segments’ adjusted results, finance charges on finance debt and interest income. The adjusted operating profit of each business segment reports gains and losses on derivative financial instruments entered into to manage exposure to movements in foreign currency exchange rates which impact industrial margins and translation of commercial payables and receivables. Accordingly also currency translation effects recorded through profit and loss are reported within business segments’ adjusted operating profit. The taxation effect of the items excluded from adjusted operating or net profit is determined based on the specific rate of taxes applicable to each of them. The Italian statutory tax rate is applied to finance charges and income (38% is applied to charges recorded by companies in the energy sector, whilst a tax rate of 27.5% is applied to all other companies). Adjusted operating profit and adjusted net profit are non-GAAP financial measures under either IFRS or US GAAP. Management includes them in order to facilitate a comparison of base business performance across periods, and to allow financial analysts to evaluate Eni’s trading performance on the basis of their forecasting models. The following is a description of items that are excluded from the calculation of adjusted results.
Inventory holding gain or loss is the difference between the cost of sales of the volumes sold in the period based on the cost of supplies of the same period and the cost of sales of the volumes sold calculated using the weighted average cost method of inventory accounting.
Special items include certain significant income or charges pertaining to either: (i) infrequent or unusual events and transactions, being identified as non-recurring items under such circumstances; (ii) certain events or transactions which are not considered to be representative of the ordinary course of business, as in the case of environmental provisions, restructuring charges,	asset impairments or write ups and gains or losses on divestments even though they occurred in past periods or are likely to occur in future ones; or (iii) exchange rate differences and derivatives relating to industrial activities and commercial payables and receivables, particularly exchange rate derivatives to manage commodity pricing formulas which are quoted in a currency other than the functional currency. Those items are reclassified in operating profit with a corresponding adjustment to net finance charges, notwithstanding the handling of foreign currency Exchange risks is made centrally by netting off naturally-occurring opposite positions and then dealing with any residual risk exposure in the exchange rate market. As provided for in Decision No. 15519 of July 27, 2006 of the Italian market regulator (Consob), non recurring material income or charges are to be clearly reported in the management’s discussion and financial tables. Also, special items include gains and losses on re-measurement at fair value of certain non hedging commodity derivatives, including the ineffective portion of cash flow hedges and certain derivatives financial instruments embedded in the pricing formula of long-term gas supply agreements of the Exploration & Production Division.
Finance charges or income related to net borrowings excluded from the adjusted net profit of business segments are comprised of interest charges on finance debt and interest income earned on cash and cash equivalents not related to operations. Therefore, the adjusted net profit of business segments includes finance charges or income deriving from certain segment-operated assets, i.e., interest income on certain receivable financing and securities related to operations and finance charge pertaining to the accretion of certain provisions recorded on a discounted basis (as in the case of the asset retirement obligations in the Exploration & Production Division). Finance charges or interest income and related taxation effects excluded from the adjusted net profit of the business segments are allocated on the aggregate Corporate and financial companies. For a reconciliation of adjusted operating profit and adjusted net profit to reported operating profit and reported net profit see tables below.

Contents

Eni Fact Book Financial Data

2009	(euro million)
Other activities(a)	Discontinued operations

Exploration & Production	Gas & Power (a)	Refining & Marketing	Versalis	Engineering & Construction	Corporate and financial companies	Snam	Other activities	Impact of unrealized intragroup profit elimination	Group	Snam	Consolidation adjustments	Total	Continuing operations

Reported operating profit	9,120	1,914	(102)	(675)	881	(420)	1,773	(436)		12,055	(1,773)	1,513	(260)	11,795
Exclusion of inventory holding (gains) losses		326	(792)	121						(345)				(345)
Exclusion of special items
of which:
Non-recurring (income) charges					250					250				250
Other special (income) charges:	369	(218)	513	113	(11)	78	23	178		1,045	(23)		(23)	1,022
environmental charges		7	72				12	207		298	(12)		(12)	286
net asset impairments	618	27	389	121	2			5		1,162				1,162
gains on disposal of assets	(270)	(1)	(2)		3		(5)	(2)		(277)	5		5	(272)
risk provisions		115	17					(4)		128				128
provision for redundancy incentives	31	9	22	10		38	16	8		134	(16)		(16)	118
commodity derivatives	(15)	(292)	39	(3)	(16)					(287)				(287)
exchange rate differences and derivatives	5	(83)	(24)	(15)						(117)				(117)
other						40		(36)		4				4
Special items of operating profit	369	(218)	513	113	239	78	23	178		1,295	(23)		(23)	1,272
Adjusted operating profit	9,489	2,022	(381)	(441)	1,120	(342)	1,796	(258)		13,005	(1,796)	1,513	(283)	12,722
Net finance (expense) income (b)	(23)	6				(443)	14	12		(434)	(14)		(14)	(448)
Net income (expense) from investments (b)	243	297	75		49		35	1		700	(35)		(35)	665
Income taxes (b)	(5,828)	(670)	94	90	(277)	77	(597)		(3)	(7,114)	597	(83)	514	(6,600)
Tax rate (%)	60.0	28.8	..		23.7		32.4			53.6				51.0
Adjusted net profit	3,881	1,655	(212)	(351)	892	(708)	1,248	(245)	(3)	6,157	(1,248)	1,430	182	6,339
of which attributable to:
- non-controlling interest										950			68	1,018
- Eni’s shareholders										5,207			114	5,321
Reported net profit attributable to Eni’s shareholders										4,367			121	4,488
Exclusion of inventory holding (gains) losses										(191)				(191)
Exclusion of special items:										1,031			(7)	1,024
- non-recurring charges										250				250
- other special (income) charges										781			(7)	774
Adjusted net profit attributable to Eni’s shareholders										5,207			114	5,321
(a) Following the announced divestment plan, Snam results are reclassified from "Gas & Power" sector to "Other activities" and accounted as discontinued operations. (b) Excluding special items.

Contents

Eni Fact Book Financial Data

2010	(euro million)
Other activities(a)	Discontinued operations

Exploration & Production	Gas & Power (a)	Refining & Marketing	Versalis	Engineering & Construction	Corporate and financial companies	Snam	Other activities	Impact of unrealized intragroup profit elimination	Group	Snam	Consolidation adjustments	Total	Continuing operations

Reported operating profit	13,866	896	149	(86)	1,302	(361)	2,000	(1,384)	(271)	16,111	(2,000)	1,371	(629)	15,482
Exclusion of inventory holding (gains) losses		(117)	(659)	(105)						(881)				(881)
Exclusion of special items
of which:
Non-recurring (income) charges		(270)			24					(246)				(246)
Other special (income) charges:	32	759	329	95		96	46	1,179		2,536	(46)		(46)	2,490
environmental charges	30	16	169				9	1,145		1,369	(9)		(9)	1,360
net asset impairments	127	426	76	52	3		10	8		702	(10)		(10)	692
gains on disposal of assets	(241)		(16)		5		4			(248)	(4)		(4)	(252)
risk provisions		78	2			8		7		95				95
provision for redundancy incentives	97	52	113	26	14	88	23	10		423	(23)		(23)	400
commodity derivatives		30	(10)		(22)					(2)				(2)
exchange rate differences and derivatives	14	195	(10)	17						216				216
other	5	(38)	5					9		(19)				(19)
Special items of operating profit	32	489	329	95	24	96	46	1,179		2,290	(46)		(46)	2,244
Adjusted operating profit	13,898	1,268	(181)	(96)	1,326	(265)	2,046	(205)	(271)	17,520	(2,046)	1,371	(675)	16,845
Net finance (expense) income (b)	(205)	34			33	(783)	22	(9)		(908)	(22)		(22)	(930)
Net income (expense) from investments (b)	274	362	92	1	10		44	(2)		781	(44)		(44)	737
Income taxes (b)	(8,358)	(397)	33	22	(375)	181	(667)		102	(9,459)	667	(78)	589	(8,870)
Tax rate (%)	59.8	23.9	..		27.4		31.6			54.4				53.3
Adjusted net profit	5,609	1,267	(56)	(73)	994	(867)	1,445	(216)	(169)	7,934	(1,445)	1,293	(152)	7,782
of which attributable to:
- non-controlling interest										1,065			(53)	1,012
- Eni’s shareholders										6,869			(99)	6,770
Reported net profit attributable to Eni’s shareholders										6,318			(66)	6,252
Exclusion of inventory holding (gains) losses										(610)				(610)
Exclusion of special items:										1,161			(33)	1,128
- non-recurring charges										(246)				(246)
- other special (income) charges										1,407			(33)	1,374
Adjusted net profit attributable to Eni’s shareholders										6,869			(99)	6,770

(a) Following the divestment of regulated businesses in Italy, Snam results are reclassified from “Gas & Power” sector to “Other activities” and accounted as discontinued operations.
(b) Excluding special items.

Contents

Eni Fact Book Financial Data

2011	(euro million)
Other activities(a)	Discontinued operations

Exploration & Production	Gas & Power (a)	Refining & Marketing	Versalis	Engineering & Construction	Corporate and financial companies	Snam	Other activities	Impact of unrealized intragroup profit elimination	Group	Snam	Consolidation adjustments	Total	Continuing operations

Reported operating profit	15,887	(326)	(273)	(424)	1,422	(319)	2,084	(427)	(189)	17,435	(2,084)	1,452	(632)	16,803
Exclusion of inventory holding (gains) losses		(166)	(907)	(40)						(1,113)				(1,113)
Exclusion of special items
of which:
Non-recurring (income) charges				10				59		69				69
Other special (income) charges:	188	245	641	181	21	53	27	142		1,498	(27)		(27)	1,471
environmental charges			34	1			10	141		186	(10)		(10)	176
net asset impairments	190	154	488	160	35		(9)	4		1,022	9		9	1,031
gains on disposal of assets	(63)		10		4	(1)	(4)	(7)		(61)	4		4	(57)
risk provisions		77	8			(6)		9		88				88
provision for redundancy incentives	44	34	81	17	10	9	6	8		209	(6)		(6)	203
commodity derivatives	1	45	(3)		(28)					15				15
exchange rate differences and derivatives	(2)	(82)	(4)	3						(85)				(85)
other	18	17	27			51	24	(13)		124	(24)		(24)	100
Special items of operating profit	188	245	641	191	21	53	27	201		1,567	(27)		(27)	1,540
Adjusted operating profit	16,075	(247)	(539)	(273)	1,443	(266)	2,111	(226)	(189)	17,889	(2,111)	1,452	(659)	17,230
Net finance (expense) income (b)	(231)	43				(876)	19	5		(1,040)	(19)		(19)	(1,059)
Net income (expense) from investments (b)	624	363	99		95	1	44	(3)		1,223	(44)		(44)	1,179
Income taxes (b)	(9,603)	93	176	67	(440)	388	(918)	(1)	78	(10,160)	918	(195)	723	(9,437)
Tax rate (%)	58.3	..	..		28.6		42.2			56.2				54.4
Adjusted net profit	6,865	252	(264)	(206)	1,098	(753)	1,256	(225)	(111)	7,912	(1,256)	1,257	1	7,913
of which attributable to:
- non-controlling interest										943			32	975
- Eni’s shareholders										6,969			(31)	6,938
Reported net profit attributable to Eni’s shareholders										6,860			42	6,902
Exclusion of inventory holding (gains) losses										(724)				(724)
Exclusion of special items:										833			(73)	760
- non-recurring charges										69				69
- other special (income) charges										764			(73)	691
Adjusted net profit attributable to Eni’s shareholders										6,969			(31)	6,938

(a) Following the divestment of regulated businesses in Italy, Snam results are reclassified from “Gas & Power” sector to “Other activities” and accounted as discontinued operations.
(b) Excluding special items.

Contents

Eni Fact Book Financial Data

2012	(euro million)
Other activities(a)	Discontinued operations

Exploration & Production	Gas & Power (a)	Refining & Marketing	Versalis	Engineering & Construction	Corporate and financial companies	Snam	Other activities	Impact of unrealized intragroup profit elimination	Group	Snam	Consolidation adjustments	Total	Continuing operations

Reported operating profit	18,470	(3,219)	(1,296)	(681)	1,442	(341)	1,679	(300)	208	15,962	(1,679)	788	(891)	15,071
Exclusion of inventory holding (gains) losses		163	(29)	63					(214)	(17)				(17)
Exclusion of special items:
environmental charges		(2)	40				71	25		134	(71)		(71)	63
net asset impairments	550	2,494	846	112	25			2		4,029				4,029
gains on disposal of assets	(542)	(3)	5	1	3		(22)	(12)		(570)	22		22	(548)
risk provisions	7	831	49	18		5		35		945				945
provision for redundancy incentives	6	5	19	14	7	11	2	2		66	(2)		(2)	64
commodity derivatives	1			1	(3)					(1)				(1)
exchange rate differences and derivatives	(9)	(51)	(8)	(11)						(79)				(79)
other	54	138	53					26		271				271
Special items of operating profit	67	3,412	1,004	135	32	16	51	78		4,795	(51)		(51)	4,744
Adjusted operating profit	18,537	356	(321)	(483)	1,474	(325)	1,730	(222)	(6)	20,740	(1,730)	788	(942)	19,798
Net finance (expense) income (b)	(264)	29	(11)	(3)	(7)	(865)	(54)	(24)		(1,199)	54		54	(1,145)
Net income (expense) from investments (b)	436	261	63	2	55	99	38	(1)		953	(38)		(38)	915
Income taxes (b)	(11,283)	(173)	90	89	(411)	115	(712)		2	(12,283)	712	(123)	589	(11,694)
Tax rate (%)	60.3	26.8	..		27.0		41.5			59.9				59.8
Adjusted net profit	7,426	473	(179)	(395)	1,111	(976)	1,002	(247)	(4)	8,211	(1,002)	665	(337)	7,874
of which attributable to:
- non-controlling interest										886			(142)	744
- Eni’s shareholders										7,325			(195)	7,130
Reported net profit attributable to Eni’s shareholders										7,790			(3,590)	4,200
Exclusion of inventory holding (gains) losses										(23)				(23)
Exclusion of special items:										(442)			3,395	2,953
Adjusted net profit attributable to Eni’s shareholders										7,325			(195)	7,130

(a) Following the divestment of regulated businesses in Italy, Snam results are reclassified from “Gas & Power” sector to “Other activities” and accounted as discontinued operations.
(b) Excluding special items.

Contents

Eni Fact Book Financial Data

2013	(euro million)
Exploration & Production	Gas & Powe	Refining & Marketing	Versalis	Engineering & Construction	Other activities	Corporate and financial companies	Impact of unrealized intragroup profit elimination	GROUP

Reported operating profit	14,871	(2,992)	(1,517)	(725)	(83)	(337)	(399)	38	8,856
Exclusion of inventory holding (gains) losses		191	221	213				91	716
Exclusion of special items:
environmental charges		(1)	93	61		52			205
net asset impairments	19	1,685	633	44		19			2,400
gains on disposal of assets	(283)	1	(9)		107	(3)			(187)
risk provisions	7	292		4		31			334
provision for redundancy incentives	52	10	91	23	2	20	72		270
commodity derivatives	(2)	314	5	(1)	(1)				315
exchange rate differences and derivatives	(2)	(186)	(2)	(5)					(195)
other	(16)	23	3		(109)	8	(5)		(96)
Special items of operating profit	(225)	2,138	814	126	(1)	127	67		3,046
Adjusted operating profit	14,646	(663)	(482)	(386)	(84)	(210)	(332)	129	12,618
Net finance (expense) income (a)	(264)	24	(4)	(2)	(5)	4	(554)		(801)
Net income (expense) from investments (a)	367	100	70		(12)	1	290		816
Income taxes (a)	(8,797)	293	184	50	(152)		124	(90)	(8,388)
Tax rate (%)	59.6	..	..		..				66.4
Adjusted net profit	5,952	(246)	(232)	(338)	(253)	(205)	(472)	39	4,245
of which attributable to:
- non-controlling interest									(188)
- Eni’s shareholders									4,433
Reported net profit attributable to Eni’s shareholders									5,160
Exclusion of inventory holding (gains) losses									438
Exclusion of special items:									(1,165)
Adjusted net profit attributable to Eni’s shareholders									4,433
(a) Excluding special items.

Contents

Eni Fact Book Financial Data

Breakdown of special items (a)	(euro million)	2009	2010	2011	2012	2013

Non-recurring charges (income)	250	(246)	69
of which: estimated charge from the possible resolution of the TSKJ matter	250
of which: settlement/payments on antitrust and other Authorities proceedings		(246)	69
Other special charges (income):	1,045	2,536	1,498	4,795	3,046
- environmental charges	298	1,369	186	134	205
- asset impairments	1,162	702	1,022	4,029	2,400
- gains on disposal of assets	(277)	(248)	(61)	(570)	(187)
- risk provisions	128	95	88	945	334
- provision for redundancy incentives	134	423	209	66	270
- commodity derivatives	(287)	(2)	15	(1)	315
- exchange rate differences and derivatives	(117)	216	(85)	(79)	(195)
- other	4	(19)	124	271	(96)
Special items of operating profit	1,295	2,290	1,567	4,795	3,046
Net finance (income) expense	117	(181)	89	202	190
of which:
exchange rate differences and derivatives	117	(216)	85	79	195
Net income (expense) from investments	179	(324)	(883)	(5,408)	(5,299)
of which:
gains on disposals of assets		(332)	(1,118)	(2,354)	(3,599)
of which: international transport			(1,044)
of which: divestment of the 28.57% of Eni’s interest in Eni East Africa					(3,359)
of which: Galp				(311)	(98)
of which: Snam				(2,019)	(75)
of which: Padana Energia		(169)
of which: GreenStream		(93)
gains on investment revaluation				(3,151)	(1,682)
of which: Galp				(1,700)
of which: Snam				(1,451)
of which: Artic Russia					(1,682)
impairments	179	28	191	156	11
Income taxes	(560)	(624)	60	(31)	898
of which:
impairment on deferred tax assets E&P	72
impairment on deferred tax assets of Italian subsidiaries				803	954
deferred tax adjustment on PSAs			552		490
re-allocation of tax impact on intercompany dividends and other special items	(219)	29	29	147	64
taxes on special items	(413)	(653)	(521)	(981)	(610)
Total special items of net profit	1,031	1,161	833	(442)	(1,165)
(a) Including discontinued operations.

Adjusted operating profit by Division	(euro million)	2009	2010	2011	2012	2013

Exploration & Production	9,489	13,898	16,075	18,537	14,646
Gas & Power	2,022	1,268	(247)	356	(663)
Refining & Marketing	(381)	(181)	(539)	(321)	(482)
Versalis	(441)	(96)	(273)	(483)	(386)
Engineering & Construction	1,120	1,326	1,443	1,474	(84)
Other activities	(258)	(205)	(226)	(222)	(210)
Corporate and financial companies	(342)	(265)	(266)	(325)	(332)
Impact of unrealized intragroup profit elimination	1,513	1,100	1,263	782	129
	12,722	16,845	17,230	19,798	12,618

Contents

Eni Fact Book Financial Data

Adjusted net profit by Division	(euro million)	2009	2010	2011	2012	2013

Exploration & Production	3,881	5,609	6,865	7,426	5,952
Gas & Power	1,655	1,267	252	473	(246)
Refining & Marketing	(212)	(56)	(264)	(179)	(232)
Versalis	(351)	(73)	(206)	(395)	(338)
Engineering & Construction	892	994	1,098	1,111	(253)
Other activities	(245)	(216)	(225)	(247)	(205)
Corporate and financial companies	(708)	(867)	(753)	(976)	(472)
Impact of unrealized intragroup profit elimination	1,427	1,124	1,146	661	39
	6,339	7,782	7,913	7,874	4,245
of which attributable to:
Non-controlling interest	1,018	1,012	975	744	188
Eni’s shareholders	5,321	6,770	6,938	7,130	4,433

Finance income (expense)	(euro million)	2009	2010	2011	2012	2013

Income from equity instruments	163
Exchange differences, net	(106)	92	(111)	131	36
Finance income (expense) related to net borrowings and other	(614)	(634)	(809)	(1,078)	(873)
Net income from securities	3	10	9	9	8
Financial expense due to the passage of time (accretion discount)	(197)	(236)	(235)	(308)	(240)
Income (expense) on derivatives	(6)	(131)	(112)	(251)	(92)
less:
Finance expense capitalized	192	150	112	150	170
	(565)	(749)	(1,146)	(1,347)	(991)
of which, net income from receivables and securities held for financing operating activities and interest on tax credits	40	64	67	61	71

Income (expense on) from investments	(euro million)	2009	2010	2011	2012	2013

Share of profit of equity-accounted investments	655	673	634	526	369
Share of loss of equity-accounted investments	(241)	(149)	(106)	(233)	(117)
Gains on disposals	16	332	1,121	349	3,598
Dividends	164	264	659	431	400
Decreases (increases) in the provision for losses on investments	(59)	(31)	(28)	(15)
Other income (expense), net	(1)	23	(157)	1,823	1,865
	534	1,112	2,123	2,881	6,115

Contents

Eni Fact Book Financial Data

Property, plant and equipment by Division (at year end)	(euro million)	2009	2010	2011	2012	2013

Property, plant and equipment by segment, gross
Exploration & Production	71,189	85,494	96,561	103,369	107,380
Gas & Power	4,750	4,155	4,206	4,373	4,438
Refining & Marketing	13,378	14,177	14,884	15,744	16,284
Versalis	5,174	5,226	5,438	5,589	5,898
Engineering & Construction	9,163	10,714	11,809	12,621	12,774
Other activities - Snam (*)	17,290	18,355	19,449
Other activities	1,592	1,614	1,617	1,617	1,522
Corporate and financial companies	373	372	422	470	589
Impact of unrealized intragroup profit elimination	(343)	(495)	(523)	(486)	(490)
	122,566	139,612	153,863	143,297	148,395
Property, plant and equipment by segment, net
Exploration & Production	34,462	40,521	45,527	47,533	48,157
Gas & Power	3,235	2,614	2,501	2,412	1,137
Refining & Marketing	4,397	4,766	4,758	4,439	4,127
Versalis	853	990	960	928	1,105
Engineering & Construction	6,305	7,422	7,969	8,213	7,928
Other activities - Snam (*)	10,543	11,262	12,016
Other activities	79	78	76	76	72
Corporate and financial companies	179	171	196	227	322
Impact of unrealized intragroup profit elimination	(288)	(420)	(425)	(362)	(342)
	59,765	67,404	73,578	63,466	62,506
(*) Property, plant and equipment pertaining to the segment Other activities - Snam has been reclassified from the Gas & Power segment.

Capital expenditure by Division	(euro million)	2009	2010	2011	2012	2013

Exploration & Production	9,486	9,690	9,435	10,307	10,475
Gas & Power	207	265	192	225	232
Refining & Marketing	635	711	866	842	619
Versalis	145	251	216	172	314
Engineering & Construction	1,630	1,552	1,090	1,011	902
Other activities	44	22	10	14	21
Corporate and financial companies	57	109	128	152	190
Impact of unrealized intragroup profit elimination	12	(150)	(28)	38	(3)
Capital expenditure - continuing operations	12,216	12,450	11,909	12,761	12,750
Capital expenditure - discontinued operations	1,479	1,420	1,529	756
Capital expenditure	13,695	13,870	13,438	13,517	12,750
Investments	2,323	410	360	569	317
Capital expenditure and investments	16,018	14,280	13,798	14,086	13,067

Capital expenditure by geographic area of origin	(euro million)	2009	2010	2011	2012	2013

Italy	1,719	1,624	2,058	2,130	2,003
Other European Union Countries	1,454	1,710	1,343	1,259	1,084
Rest of Europe	574	724	1,168	1,626	1,552
Africa	4,645	5,083	4,369	4,725	4,556
Americas	1,207	1,156	978	1,184	1,503
Asia	2,033	1,941	1,608	1,663	1,799
Other areas	584	212	385	174	253
Total outside Italy	10,497	10,826	9,851	10,631	10,747
Capital expenditure - continuing operations	12,216	12,450	11,909	12,761	12,750
Capital expenditure - discontinued operations
Italy	1,479	1,420	1,529	756
Capital expenditure	13,695	13,870	13,438	13,517	12,750

Contents

Eni Fact Book Financial Data

Net borrowings	(euro million)
Debt and bonds	Cash and cash equivalents	Securities held for trading and other securities held for non-operating purposes	Financing receivables held for non-operating purposes	Total

2009
Short-term debt	6,736	(1,608)	(64)	(73)	4,991
Long-term debt	18,064				18,064
	24,800	(1,608)	(64)	(73)	23,055
2010
Short-term debt	7,478	(1,549)	(109)	(6)	5,814
Long-term debt	20,305				20,305
	27,783	(1,549)	(109)	(6)	26,119
2011
Short-term debt	6,495	(1,500)	(37)	(28)	4,930
Long-term debt	23,102				23,102
	29,597	(1,500)	(37)	(28)	28,032
2012
Short-term debt	5,184	(7,765)	(34)	(1,153)	(3,768)
Long-term debt	19,279				19,279
	24,463	(7,765)	(34)	(1,153)	15,511
2013
Short-term debt	4,891	(5,288)	(5,037)	(126)	(5,560)
Long-term debt	20,988				20,988
	25,879	(5,288)	(5,037)	(126)	15,428

Contents

Eni Fact Book Employees

Employees

Employees at year end	(units)	2009	2010	2011	2012	2013

	Italy	3,883	3,906	3,797	3,933	4,133
Exploration & Production	Outside Italy	6,388	6,370	6,628	7,371	8,219
		10,271	10,276	10,425	11,304	12,352
	Italy	2,585	2,479	2,310	2,126	2,178
Gas & Power	Outside Italy	2,562	2,593	2,485	2,626	2,336
		5,147	5,072	4,795	4,752	4,514
	Italy	6,467	6,162	5,790	5,505	5,313
Refining & Marketing	Outside Italy	1,699	1,860	1,801	1,620	1,629
		8,166	8,022	7,591	7,125	6,942
	Italy	5,045	4,903	4,750	4,606	4,615
Versalis	Outside Italy	1,023	1,069	1,054	1,062	1,093
		6,068	5,972	5,804	5,668	5,708
	Italy	5,174	4,915	5,197	5,186	5,136
Engineering & Construction	Outside Italy	30,795	33,911	33,364	38,201	42,073
		35,969	38,826	38,561	43,387	47,209
	Italy	968	939	880	871	818
Other activities	Outside Italy	-	-	-	-	-
		968	939	880	871	818
	Italy	4,706	4,497	4,334	4,577	4,589
Corporate and financial companies	Outside Italy	166	164	184	154	157
		4,872	4,661	4,518	4,731	4,746
	Italy	28,828	27,801	27,058	26,804	26,782
Total employees at year end	Outside Italy	42,633	45,967	45,516	51,034	55,507
		71,461	73,768	72,574	77,838	82,289
of which: senior managers		1,438	1,454	1,468	1,474	1,475

Contents

Eni Fact Book Supplemental oil and gas information

Supplemental oil and gas information

Oil and natural gas reserves

Eni’s criteria concerning evaluation and classification of proved developed and undeveloped reserves follow Regulation S-X 4-10 of the U.S. Securities and Exchange Commission and have been disclosed in accordance with FASB Extractive Activities - Oil & Gas (Topic 932). Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible, from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations, prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time. Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions. In 2013, the average price for the marker Brent crude oil was $108 per barrel. Net proved reserves exclude interests and royalties owned by others. Proved reserves are classified as either developed or undeveloped. Developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well. Undeveloped oil and gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Since 1991, Eni has requested qualified independent oil engineering companies to carry out an independent evaluation[1] of part of its proved reserves on a rotational basis. The description of qualifications of the person primarily responsible of the reserves audit is included in the third party audit report[2]. In the preparation of their reports, independent evaluators rely, without independent verification, upon data furnished by Eni with respect to property interest, production, current costs of operation and development, sale agreements, prices and other factual information and data that were accepted as represented by the independent evaluators. These data, equally used by Eni in its internal process, include logs, directional surveys, core and PVT (Pressure Volume Temperature) analysis, maps, oil/gas/water production/injection data of wells, reservoir studies and technical analysis relevant to field performance, long-term development plans, future capital and operating costs. In order to calculate the economic value of Eni equity reserves, actual prices applicable to hydrocarbon sales, price adjustments required by applicable contractual arrangements, and other pertinent information are provided. In 2013, Ryder Scott Company and DeGolyer and MacNaughton[2] provided an independent evaluation of about 30% of Eni’s total proved reserves as of December 31, 2013[3], confirming, as in previous years, the reasonableness of Eni’s internal evaluations. In the three-year period from 2011 to 2013, 92% of Eni’s total proved reserves were subject to independent evaluation. As of December 31, 2013, the principal properties not subjected to independent evaluation in the last three years are M’Boundi (Congo) and Elgin Franklin (United Kingdom). Eni operates under production sharing agreements, in several of the foreign jurisdictions where it has oil and gas exploration and production activities. Reserves of oil and natural gas to which Eni is entitled under PSA arrangements are shown in accordance with Eni’s economic interest in the volumes of oil and natural gas estimated to be recoverable in future years. Such reserves include estimated quantities allocated to Eni for recovery of costs, income taxes owed by Eni but settled by its joint venture partners (which are state-owned entities) out of Eni’s share of production and Eni’s net equity share after cost recovery. Proved oil and gas reserves associated with PSAs represented 49%, 47% and 51% of total proved reserves as of December 31, 2011, 2012 and 2013, respectively, on an oil-equivalent basis. Similar effects as PSAs apply to service and "buy-back" contracts; proved reserves associated with such contracts represented 1%, 2% and 3% of total proved reserves on an oil-equivalent basis as of December 31, 2011, 2012 and 2013, respectively. Oil and gas reserves quantities include: (i) oil and natural gas quantities in excess of cost recovery which the Company has an obligation to purchase under certain PSAs with governments or authorities, whereby the Company serves as producer of reserves. Reserves volumes associated with oil and gas deriving from such obligation represent 0.8%, 1.1% and 1% of total proved reserves as of December 31, 2011, 2012 and 2013, respectively, on an oil equivalent basis; (ii) volumes of natural gas used for own consumption; and (iii) the quantities of hydrocarbons related to the Angola LNG plant. Numerous uncertainties are inherent in estimating quantities of proved reserves, in projecting future productions and development expenditure. The accuracy of any reserve estimate is a function of the quality of available data and engineering and geological interpretation and evaluation. The results of drilling, testing and production after the date of the estimate may require substantial upward or downward revisions. In addition, changes in oil and natural gas prices have an effect on the quantities of Eni’s proved reserves since estimates of reserves are based on prices and costs relevant to the date when such estimates are made. Consequently, the evaluation of reserves could also significantly differ from actual oil and natural gas volumes that will be produced.
The following table presents yearly changes in estimated proved reserves, developed and undeveloped, of crude oil (including condensate and natural gas liquids) and natural gas as of December 31, 2011, 2012 and 2013.

(1) From 1991 to 2002 DeGolyer and MacNaughton, from 2003 also Ryder Scott.
(2) The reports of independent engineers are available on Eni website eni.com, section Publications/Annual Report 2013.
(3) Including reserves of equity-accounted entities.

Contents

Eni Fact Book Supplemental oil and gas information

Movements in net proved hydrocarbons reserves	(mmboe)
Italy (a)	Rest of Europe	North Africa	Sub-Saharan Africa	Kazakhstan	Rest of Asia	America	Australia and Oceania	Total

2011
Consolidated subsidiaries
Reserves at December 31, 2010	724	601	2,096	1,133	1,126	295	230	127	6,332
of which:
developed	554	405	1,215	812	543	139	141	117	3,926
undeveloped	170	196	881	321	583	156	89	10	2,406
Purchase of minerals in place	2								2
Revisions of previous estimates	48	94	88	12	(137)	(26)	10	17	106
Improved recovery		2	2	2					6
Extensions and discoveries	1	13	3	14			40		71
Production	(68)	(78)	(158)	(133)	(39)	(39)	(42)	(11)	(568)
Sales of minerals in place		(2)		(7)					(9)
Reserves at December 31, 2011	707	630	2,031	1,021	950	230	238	133	5,940
Equity-accounted entities
Reserves at December 31, 2010			23	28		317	143		511
of which:
developed			22	5		43	26		96
undeveloped			1	23		274	117		415
Purchase of minerals in place
Revisions of previous estimates				37		73	13		123
Improved recovery							1		1
Extensions and discoveries				19		268	233		520
Production			(2)	(1)		(2)	(4)		(9)
Sales of minerals in place
Reserves at December 31, 2011			21	83		656	386		1,146
Reserves at December 31, 2011	707	630	2,052	1,104	950	886	624	133	7,086
Developed	540	374	1,194	746	482	134	188	112	3,770
consolidated subsidiaries	540	374	1,175	742	482	129	162	112	3,716
equity-accounted entities			19	4		5	26		54
Undeveloped	167	256	858	358	468	752	436	21	3,316
consolidated subsidiaries	167	256	856	279	468	101	76	21	2,224
equity-accounted entities			2	79		651	360		1,092
(a) Including, approximately, 767 billion cubic feet of natural gas held in storage at December 31, 2010 and 2011.

Contents

Eni Fact Book Supplemental oil and gas information

Movements in net proved hydrocarbons reserves	(mmboe)
Italy (a)	Rest of Europe	North Africa	Sub-Saharan Africa	Kazakhstan	Rest of Asia	America	Australia and Oceania	Total

2012
Consolidated subsidiaries
Reserves at December 31, 2011	707	630	2,031	1,021	950	230	238	133	5,940
of which:
developed	540	374	1,175	742	482	129	162	112	3,716
undeveloped	167	256	856	279	468	101	76	21	2,224
Purchase of minerals in place
Revisions of previous estimates	24	20	67	82	91	(5)	34	8	321
Improved recovery		1	20	7					28
Extensions and discoveries	4	6	10	86	85		9		200
Production	(69)	(66)	(213)	(126)	(37)	(41)	(45)	(13)	(610)
Sales of minerals in place	(142)			(22)	(48)				(212)
Reserves at December 31, 2012	524	591	1,915	1,048	1,041	184	236	128	5,667
Equity-accounted entities
Reserves at December 31, 2011			21	83		656	386		1,146
of which:
developed			19	4		5	26		54
undeveloped			2	79		651	360		1,092
Purchase of minerals in place
Revisions of previous estimates						8	247		255
Improved recovery
Extensions and discoveries			1	3		10	135		149
Production			(2)	(1)		(6)	(4)		(13)
Sales of minerals in place				(4)			(34)		(38)
Reserves at December 31, 2012			20	81		668	730		1,499
Reserves at December 31, 2012	524	591	1,935	1,129	1,041	852	966	128	7,166
Developed	406	349	1,100	716	458	190	190	107	3,516
consolidated subsidiaries	406	349	1,080	716	458	108	170	107	3,394
equity-accounted entities			20			82	20		122
Undeveloped	118	242	835	413	583	662	776	21	3,650
consolidated subsidiaries	118	242	835	332	583	76	66	21	2,273
equity-accounted entities				81		586	710		1,377
(a) Including approximately 767 billion cubic feet of natural gas held in storage at December 31, 2011.

Contents

Eni Fact Book Supplemental oil and gas information

Movements in net proved hydrocarbons reserves	(mmboe)
Italy	Rest of Europe	North Africa	Sub-Saharan Africa	Kazakhstan	Rest of Asia	America	Australia and Oceania	Total

2013
Consolidated subsidiaries
Reserves at December 31, 2012	524	591	1,915	1,048	1,041	184	236	128	5,667
of which:
developed	406	349	1,080	716	458	108	170	107	3,394
undeveloped	118	242	835	332	583	76	66	21	2,273
Purchase of minerals in place			4						4
Revisions of previous estimates	38	35	59	169	30	81	37	59	508
Improved recovery				5					5
Extensions and discoveries	4	1	6	53		38	6		108
Production	(67)	(57)	(201)	(120)	(36)	(40)	(39)	(11)	(571)
Sales of minerals in place		(13)							(13)
Reserves at December 31, 2013	499	557	1,783	1,155	1,035	263	240	176	5,708
Equity-accounted entities
Reserves at December 31, 2012			20	81		668	730		1,499
of which:
developed			20			82	20		122
undeveloped				81		586	710		1,377
Purchase of minerals in place			1	(5)		4
Revisions of previous estimates
Improved recovery
Extensions and discoveries
Production			(2)	(1)		(13)	(4)		(20)
Sales of minerals in place						(652)			(652)
Reserves at December 31, 2013			19	75		7	726		827
Reserves at December 31, 2013	499	557	1,802	1,230	1,035	270	966	176	6,535
Developed	408	343	1,022	701	566	93	171	123	3,427
consolidated subsidiaries	408	343	1,003	701	566	90	153	123	3,387
equity-accounted entities			19			3	18		40
Undeveloped	91	214	780	529	469	177	795	53	3,108
consolidated subsidiaries	91	214	780	454	469	173	87	53	2,321
equity-accounted entities				75		4	708		787

Contents

Eni Fact Book Supplemental oil and gas information

Movements in net proved liquids reserves	(mmbbl)
Italy	Rest of Europe	North Africa	Sub-Saharan Africa	Kazakhstan	Rest of Asia	America	Australia and Oceania	Total

2011
Consolidated subsidiaries
Reserves at December 31, 2010	248	349	978	750	788	139	134	29	3,415
of which:
developed	183	207	656	533	251	39	62	20	1,951
undeveloped	65	142	322	217	537	100	72	9	1,464
Purchase of minerals in place
Revisions of previous estimates	34	58	10	14	(112)	(20)	1		(15)
Improved recovery		2	2	2					6
Extensions and discoveries		9	2	11			17		39
Production	(23)	(44)	(75)	(100)	(23)	(13)	(20)	(4)	(302)
Sales of minerals in place		(2)		(7)					(9)
Reserves at December 31, 2011	259	372	917	670	653	106	132	25	3,134
Equity-accounted entities
Reserves at December 31, 2010			19	6		44	139		208
of which:
developed			18	4		5	25		52
undeveloped			1	2		39	114		156
Purchase of minerals in place
Revisions of previous estimates				11		6	11		28
Improved recovery							1		1
Extensions and discoveries				6		60	4		70
Production			(2)	(1)			(4)		(7)
Sales of minerals in place
Reserves at December 31, 2011			17	22		110	151		300
Reserves at December 31, 2011	259	372	934	692	653	216	283	25	3,434
Developed	184	195	638	487	215	34	117	25	1,895
consolidated subsidiaries	184	195	622	483	215	34	92	25	1,850
equity-accounted entities			16	4			25		45
Undeveloped	75	177	296	205	438	182	166		1,539
consolidated subsidiaries	75	177	295	187	438	72	40		1,284
equity-accounted entities			1	18		110	126		255

Contents

Eni Fact Book Supplemental oil and gas information

Movements in net proved liquids reserves	(mmbbl)
Italy	Rest of Europe	North Africa	Sub-Saharan Africa	Kazakhstan	Rest of Asia	America	Australia and Oceania	Total

2012
Consolidated subsidiaries
Reserves at December 31, 2011	259	372	917	670	653	106	132	25	3,134
of which:
developed	184	195	622	483	215	34	92	25	1,850
undeveloped	75	177	295	187	438	72	40		1,284
Purchase of minerals in place
Revisions of previous estimates	(9)	10	55	26	62	(9)	40	6	181
Improved recovery		1	20	7					28
Extensions and discoveries		3	10	65			8		86
Production	(23)	(35)	(98)	(90)	(22)	(15)	(26)	(7)	(316)
Sales of minerals in place				(6)	(23)				(29)
Reserves at December 31, 2012	227	351	904	672	670	82	154	24	3,084
Equity-accounted entities
Reserves at December 31, 2011			17	22		110	151		300
of which:
developed			16	4			25		45
undeveloped			1	18		110	126		255
Purchase of minerals in place
Revisions of previous estimates				(1)		2			1
Improved recovery
Extensions and discoveries			1			3			4
Production			(1)	(1)		(1)	(4)		(7)
Sales of minerals in place				(4)			(28)		(32)
Reserves at December 31, 2012			17	16		114	119		266
Reserves at December 31, 2012	227	351	921	688	670	196	273	24	3,350
Developed	165	180	601	456	203	49	128	24	1,806
consolidated subsidiaries	165	180	584	456	203	41	109	24	1,762
equity-accounted entities			17			8	19		44
Undeveloped	62	171	320	232	467	147	145		1,544
consolidated subsidiaries	62	171	320	216	467	41	45		1,322
equity-accounted entities				16		106	100		222

Contents

Eni Fact Book Supplemental oil and gas information

Movements in net proved liquids reserves	(mmbbl)
Italy	Rest of Europe	North Africa	Sub-Saharan Africa	Kazakhstan	Rest of Asia	America	Australia and Oceania	Total

2013
Consolidated subsidiaries
Reserves at December 31, 2012	227	351	904	672	670	82	154	24	3,084
of which:
developed	165	180	584	456	203	41	109	24	1,762
undeveloped	62	171	320	216	467	41	45		1,322
Purchase of minerals in place			3						3
Revisions of previous estimates	19	16	12	83	31	62	11	2	236
Improved recovery				5					5
Extensions and discoveries		1	2	51			4		58
Production	(26)	(28)	(91)	(88)	(22)	(16)	(22)	(4)	(297)
Sales of minerals in place		(10)							(10)
Reserves at December 31, 2013	220	330	830	723	679	128	147	22	3,079
Equity-accounted entities
Reserves at December 31, 2012			17	16		114	119		266
of which:
developed			17			8	19		44
undeveloped				16		106	100		222
Purchase of minerals in place
Revisions of previous estimates				(1)			1
Improved recovery
Extensions and discoveries
Production			(1)			(2)	(4)		(7)
Sales of minerals in place						(111)			(111)
Reserves at December 31, 2013			16	15		1	116		148
Reserves at December 31, 2013	220	330	846	738	679	129	263	22	3,227
Developed	177	179	577	465	295	38	115	20	1,866
consolidated subsidiaries	177	179	561	465	295	38	96	20	1,831
equity-accounted entities			16				19		35
Undeveloped	43	151	269	273	384	91	148	2	1,361
consolidated subsidiaries	43	151	269	258	384	90	51	2	1,248
equity-accounted entities				15		1	97		113

Contents

Eni Fact Book Supplemental oil and gas information

Movements in net proved natural gas reserves	(bcf)
Italy (a)	Rest of Europe	North Africa	Sub-Saharan Africa	Kazakhstan	Rest of Asia	America	Australia and Oceania	Total

2011
Consolidated subsidiaries
Reserves at December 31, 2010	2,644	1,401	6,207	2,127	1,874	871	530	544	16,198
of which:
developed	2,061	1,103	3,100	1,550	1,621	560	431	539	10,965
undeveloped	583	298	3,107	577	253	311	99	5	5,233
Purchase of minerals in place	9								9
Revisions of previous estimates	80	199	436	(11)	(142)	(38)	51	96	671
Improved recovery		3							3
Extensions and discoveries	4	18	9	18			131		180
Production	(246)	(196)	(462)	(185)	(84)	(148)	(122)	(36)	(1,479)
Sales of minerals in place
Reserves at December 31, 2011	2,491	1,425	6,190	1,949	1,648	685	590	604	15,582
Equity-accounted entities
Reserves at December 31, 2010			24	118		1,520	22		1,684
of which:
developed			22	4		214	6		246
undeveloped			2	114		1,306	16		1,438
Purchase of minerals in place		2							2
Revisions of previous estimates			(2)	147		372	11		528
Improved recovery
Extensions and discoveries				74		1,150	1,274		2,498
Production			(2)	(1)		(9)			(12)
Sales of minerals in place
Reserves at December 31, 2011		2	20	338		3,033	1,307		4,700
Reserves at December 31, 2011	2,491	1,427	6,210	2,287	1,648	3,718	1,897	604	20,282
Developed	1,977	995	3,087	1,441	1,480	552	393	491	10,416
consolidated subsidiaries	1,977	995	3,070	1,437	1,480	528	385	491	10,363
equity-accounted entities			17	4		24	8		53
Undeveloped	514	432	3,123	846	168	3,166	1,504	113	9,866
consolidated subsidiaries	514	430	3,120	512	168	157	205	113	5,219
equity-accounted entities		2	3	334		3,009	1,299		4,647
(a) Including approximately 767 billion cubic feet of natural gas held in storage at December 31, 2010 and 2011.

Contents

Eni Fact Book Supplemental oil and gas information

Movements in net proved natural gas reserves	(bcf)
Italy (a)	Rest of Europe	North Africa	Sub-Saharan Africa	Kazakhstan	Rest of Asia	America	Australia and Oceania	Total

2012
Consolidated subsidiaries
Reserves at December 31, 2011	2,491	1,425	6,190	1,949	1,648	685	590	604	15,582
of which:
developed	1,977	995	3,070	1,437	1,480	528	385	491	10,363
undeveloped	514	430	3,120	512	168	157	205	113	5,219
Purchase of minerals in place
Revisions of previous estimates	154	45		284	141	18	(41)	5	606
Improved recovery
Extensions and discoveries	24	15	1	113	469	2	4		628
Production	(254)	(168)	(633)	(196)	(81)	(143)	(104)	(37)	(1,616)
Sales of minerals in place	(782)			(89)	(139)				(1,010)
Reserves at December 31, 2012	1,633	1,317	5,558	2,061	2,038	562	449	572	14,190
Equity-accounted entities
Reserves at December 31, 2011		2	20	338		3,033	1,307		4,700
of which:
developed			17	4		24	8		53
undeveloped		2	3	334		3,009	1,299		4,647
Purchase of minerals in place
Revisions of previous estimates		(2)	(2)	3		1	1,340		1,340
Improved recovery
Extensions and discoveries				17		38	739		794
Production			(2)	(2)		(29)			(33)
Sales of minerals in place				(3)			(31)		(34)
Reserves at December 31, 2012			16	353		3,043	3,355		6,767
Reserves at December 31, 2012	1,633	1,317	5,574	2,414	2,038	3,605	3,804	572	20,957
Developed	1,325	925	2,736	1,429	1,401	774	340	459	9,389
consolidated subsidiaries	1,325	925	2,720	1,429	1,401	372	334	459	8,965
equity-accounted entities			16			402	6		424
Undeveloped	308	392	2,838	985	637	2,831	3,464	113	11,568
consolidated subsidiaries	308	392	2,838	632	637	190	115	113	5,225
equity-accounted entities				353		2,641	3,349		6,343
(a) Including approximately 767 billion cubic feet of natural gas held in storage at December 31, 2011.

Contents

Eni Fact Book Supplemental oil and gas information

Movements in net proved natural gas reserves	(bcf)
Italy	Rest of Europe	North Africa	Sub-Saharan Africa	Kazakhstan	Rest of Asia	America	Australia and Oceania	Total

2013
Consolidated subsidiaries
Reserves at December 31, 2012	1,633	1,317	5,558	2,061	2,038	562	449	572	14,190
of which:
developed	1,325	925	2,720	1,429	1,401	372	334	459	8,965
undeveloped	308	392	2,838	632	637	190	115	113	5,225
Purchase of minerals in place			5						5
Revisions of previous estimates	105	103	253	475	(3)	104	142	316	1,495
Improved recovery
Extensions and discoveries	24	1	24	14		208	7		278
Production	(230)	(157)	(609)	(176)	(78)	(130)	(89)	(40)	(1,509)
Sales of minerals in place		(17)							(17)
Reserves at December 31, 2013	1,532	1,247	5,231	2,374	1,957	744	509	848	14,442
Equity-accounted entities
Reserves at December 31, 2012			16	353		3,043	3,355		6,767
of which:
developed			16			402	6		424
undeveloped				353		2,641	3,349		6,343
Purchase of minerals in place
Revisions of previous estimates			1	(18)		16	(2)		(3)
Improved recovery
Extensions and discoveries
Production			(2)	(5)		(60)			(67)
Sales of minerals in place						(2,971)			(2,971)
Reserves at December 31, 2013			15	330		28	3,353		3,726
Reserves at December 31, 2013	1,532	1,247	5,246	2,704	1,957	772	3,862	848	18,168
Developed	1,266	904	2,447	1,295	1,488	300	315	561	8,576
consolidated subsidiaries	1,266	904	2,432	1,295	1,488	286	310	561	8,542
equity-accounted entities			15			14	5		34
Undeveloped	266	343	2,799	1,409	469	472	3,547	287	9,592
consolidated subsidiaries	266	343	2,799	1,079	469	458	199	287	5,900
equity-accounted entities				330		14	3,348		3,692

Contents

Eni Fact Book Supplemental oil and gas information

Results of operations from oil and gas producing activities (a)	(euro million)
Italy	Rest of Europe	North Africa	Sub-Saharan Africa	Kazakhstan	Rest of Asia	America	Australia and Oceania	Total

2011
Consolidated subsidiaries
Revenues:
- sales to consolidated entities	3,583	3,695	1,956	5,945	411	178	1,634	93	17,495
- sales to third parties		514	5,090	1,937	1,268	1,233	132	344	10,518
Total revenues	3,583	4,209	7,046	7,882	1,679	1,411	1,766	437	28,013
Operations costs	(284)	(566)	(483)	(830)	(171)	(183)	(364)	(88)	(2,969)
Production taxes	(245)		(165)	(853)		(37)			(1,300)
Exploration expenses	(38)	(113)	(128)	(509)	(6)	(177)	(136)	(58)	(1,165)
D.D. & A. and provision for abandonment (b)	(606)	(704)	(843)	(1,435)	(112)	(486)	(901)	(103)	(5,190)
Other income (expenses)	(562)	142	(508)	(314)	(160)	(151)	125	8	(1,420)
Pretax income from producing activities	1,848	2,968	4,919	3,941	1,230	377	490	196	15,969
Income taxes	(761)	(2,043)	(3,013)	(2,680)	(413)	(157)	(184)	(120)	(9,371)
Results of operations from E&P activities of consolidated subsidiaries (c)	1,087	925	1,906	1,261	817	220	306	76	6,598
Equity-accounted entities
Revenues:
- sales to consolidated entities
- sales to third parties		2	19	93		89	262		465
Total revenues		2	19	93		89	262		465
Operations costs			(11)	(10)		(9)	(17)		(47)
Production taxes		(1)	(4)				(113)		(118)
Exploration expenses		(6)		(5)		(8)	(9)		(28)
D.D. & A. and provision for abandonment			(1)	(24)		(23)	(21)		(69)
Other income (expenses)		(4)	6	11		(20)	(51)		(58)
Pretax income from producing activities		(9)	9	65		29	51		145
Income taxes			(4)	(35)		(32)	(4)		(75)
Results of operations from E&P activities of equity-accounted entities (c)		(9)	5	30		(3)	47		70
(a) Results of operations from oil and gas producing activities represent only those revenues and expenses directly associated with such activities, including operating overheads. These amounts do not include any allocation of interest expense or general corporate overhead and, therefore, are not necessarily indicative of the contributions to consolidated net earnings of Eni. Related income taxes are computed by applying the local income tax rates to the pre-tax income from producing activities. Eni is a party to certain Production Sharing Agreements (PSAs), whereby a portion of Eni’s share of oil and gas production is withheld and sold by its joint venture partners which are state owned entities, with proceeds being remitted to the state in satisfaction of Eni’s PSA related tax liabilities. Revenue and income taxes include such taxes owed by Eni but paid by state-owned entities out of Eni’s share of oil and gas production.
(b) Includes asset impairments amounting to euro 189 million.
(c) The "Successful Effort Method" application would have led to an increase of result of operations of euro 118 million for the consolidated subsidiaries and an increase of euro 20 million for equity-accounted entities.

Contents

Eni Fact Book Supplemental oil and gas information

Results of operations from oil and gas producing activities	(euro million)
Italy	Rest of Europe	North Africa	Sub-Saharan Africa	Kazakhstan	Rest of Asia	America	Australia and Oceania	Total

2012
Consolidated subsidiaries
Revenues:
- sales to consolidated entities	3,712	3,177	2,338	6,040	459	425	1,614	425	18,190
- sales to third parties	50	715	9,129	2,243	1,368	1,387	106	333	15,331
Total revenues	3,762	3,892	11,467	8,283	1,827	1,812	1,720	758	33,521
Operations costs	(302)	(655)	(606)	(913)	(188)	(209)	(361)	(134)	(3,368)
Production taxes	(307)		(390)	(818)		(43)			(1,558)
Exploration expenses	(32)	(154)	(153)	(993)	(3)	(230)	(147)	(123)	(1,835)
D.D. & A. and provision for abandonment (a)	(779)	(683)	(1,137)	(1,750)	(120)	(720)	(1,256)	(167)	(6,612)
Other income (expenses)	(202)	(122)	(934)	(435)	206	(149)	74	(42)	(1,600)
Pretax income from producing activities	2,144	2,278	8,247	3,374	1,722	461	30	292	18,529
Income taxes	(919)	(1,524)	(5,194)	(2,508)	(736)	(176)	(14)	(164)	(11,235)
Results of operations from E&P activities of consolidated subsidiaries (b)	1,222	756	3,050	854	986	283	16	128	7,295
Equity-accounted entities
Revenues:
- sales to consolidated entities
- sales to third parties		2	20	44		144	300		510
Total revenues		2	20	44		144	300		510
Operations costs			(10)	(5)		(14)	(20)		(49)
Production taxes		(1)	(3)			(4)	(128)		(136)
Exploration expenses		(5)	(2)	(11)		(4)			(22)
D.D. & A. and provision for abandonment		(50)	(2)	(13)		(41)	(35)		(141)
Other income (expenses)		(7)	2	(48)		(6)	(55)		(114)
Pretax income from producing activities		(61)	5	(33)		75	62		48
Income taxes			(3)	4		(36)	(38)		(73)
Results of operations from E&P activities of equity-accounted entities (b)		(61)	2	(29)		39	24		(25)

(a) Includes asset impairments amounting to euro 547 million.
(b) The "Successful Effort Method" application would have led to an increase of result of operations of euro 189 million for the consolidated subsidiaries and a decrease of euro 2 million for equity-accounted entities.

Contents

Eni Fact Book Supplemental oil and gas information

Results of operations from oil and gas producing activities	(euro million)
Italy	Rest of Europe	North Africa	Sub-Saharan Africa	Kazakhstan	Rest of Asia	America	Australia and Oceania	Total

2013
Consolidated subsidiaries
Revenues:
- sales to consolidated entities	3,784	2,468	2,341	5,264	396	870	1,537	146	16,806
- sales to third parties		704	7,723	1,855	1,175	864	93	338	12,752
Total revenues	3,784	3,172	10,064	7,119	1,571	1,734	1,630	484	29,558
Operations costs	(391)	(717)	(649)	(932)	(192)	(224)	(342)	(119)	(3,566)
Production taxes	(326)		(317)	(710)		(38)		(25)	(1,416)
Exploration expenses	(32)	(288)	(95)	(869)	(1)	(205)	(136)	(110)	(1,736)
D.D. & A. and provision for abandonment (a)	(909)	(573)	(1,192)	(1,882)	(111)	(524)	(848)	43	(5,996)
Other income (expenses)	(271)	161	(1,009)	(519)	(105)	(140)	20	(11)	(1,874)
Pretax income from producing activities	1,855	1,755	6,802	2,207	1,162	603	324	262	14,970
Income taxes	(873)	(1,006)	(4,281)	(1,702)	(396)	(178)	(117)	(149)	(8,702)
Results of operations from E&P activities of consolidated subsidiaries (b)	982	749	2,521	505	766	425	207	113	6,268
Equity-accounted entities
Revenues:
- sales to consolidated entities
- sales to third parties			20	26		199	243		488
Total revenues			20	26		199	243		488
Operations costs			(11)	(44)		(18)	(23)		(96)
Production taxes			(4)			(14)	(113)		(131)
Exploration expenses		(8)	(3)			(25)	(1)		(37)
D.D. & A. and provision for abandonment		(1)	(1)			(65)	(40)		(107)
Other income (expenses)		(4)	5	(12)		(13)	(38)		(62)
Pretax income from producing activities		(13)	6	(30)		64	28		55
Income taxes			(4)	(10)		(35)	30		(19)
Results of operations from E&P activities of equity-accounted entities (b)		(13)	2	(40)		29	58		36

(a) Includes asset impairments amounting to euro 15 million in 2013.
(b) The "Successful Effort Method" application would have led to a decrease of result of operations of euro 20 million in 2013 for the consolidated subsidiaries and an increase of euro 6 million in 2013 for equity-accounted entities.

Contents

Eni Fact Book Supplemental oil and gas information

Capitalized cost (a)	(euro million)
Italy	Rest of Europe	North Africa	Sub-Saharan Africa	Kazakhstan	Rest of Asia	America	Australia and Oceania	Total

2012
Consolidated subsidiaries
Proved mineral interests	12,579	12,428	16,240	20,875	2,451	6,477	10,018	1,894	82,962
Unproved mineral interests	31	324	411	3,047	39	1,467	1,249	200	6,768
Support equipment and facilities	267	39	1,421	961	75	78	59	12	2,912
Incomplete wells and other	732	3,347	3,181	974	5,746	358	876	1	15,215
Gross Capitalized Costs	13,609	16,138	21,253	25,857	8,311	8,380	12,202	2,107	107,857
Accumulated depreciation, depletion and amortization	(9,364)	(9,346)	(10,671)	(14,225)	(928)	(6,002)	(7,879)	(832)	(59,247)
Net Capitalized Costs consolidated subsidiaries (b) (c)	4,245	6,792	10,582	11,632	7,383	2,378	4,323	1,275	48,610
Equity-accounted entities
Proved mineral interests		1	83	52		964	322		1,422
Unproved mineral interests		54				279			333
Support equipment and facilities			7			6	3		16
Incomplete wells and other		22	1	1,052		114	200		1,389
Gross Capitalized Costs		77	91	1,104		1,363	525		3,160
Accumulated depreciation, depletion and amortization		(55)	(72)			(421)	(111)		(659)
Net Capitalized Costs equity-accounted entities (b) (c)		22	19	1,104		942	414		2,501
2013
Consolidated subsidiaries
Proved mineral interests	13,516	12,497	18,237	21,854	2,351	6,604	10,652	1,662	87,373
Unproved mineral interests	31	385	428	2,835	37	1,441	1,419	190	6,766
Support equipment and facilities	269	37	1,370	992	78	90	57	12	2,905
Incomplete wells and other	799	2,803	1,105	1,851	6,069	634	669	24	13,954
Gross Capitalized Costs	14,615	15,722	21,140	27,532	8,535	8,769	12,797	1,888	110,998
Accumulated depreciation, depletion and amortization	(10,269)	(8,581)	(11,370)	(15,562)	(1,000)	(6,269)	(8,406)	(723)	(62,180)
Net Capitalized Costs consolidated subsidiaries (b) (c)	4,346	7,141	9,770	11,970	7,535	2,500	4,391	1,165	48,818
Equity-accounted entities
Proved mineral interests		2	77	34		438	429		980
Unproved mineral interests		52				74			126
Support equipment and facilities			7			1	3		11
Incomplete wells and other		20	4	1,059			378		1,461
Gross Capitalized Costs		74	88	1,093		513	810		2,578
Accumulated depreciation, depletion and amortization		(56)	(67)			(405)	(145)		(673)
Net Capitalized Costs equity-accounted entities (b) (c)		18	21	1,093		108	665		1,905

(a) Capitalized costs represent the total expenditure for proved and unproved mineral interests and related support equipment and facilities utilized in oil and gas exploration and production activities, together with related accumulated depreciation, depletion and amortization.
(b) The amounts include net capitalized financial charges totaling euro 672 million in 2012 and euro 715 million in 2013 for the consolidated subsidiaries and euro 24 million in 2012 and euro 12 million in 2013 for equity-accounted entities.
(c) The amounts do not include costs associated with exploration activities which are capitalized in order to reflect their investment nature and amortized in full when incurred. The "Successful Effort Method" application would have led to an increase in net capitalized costs of euro 4,071 million in 2012 and euro 3,703 million in 2013 for the consolidated subsidiaries and of euro 74 million in 2012 and euro 76 million in 2013 for equity-accounted entities.

Contents

Eni Fact Book Supplemental oil and gas information

Cost incurred (a)	(euro million)
Italy	Rest of Europe	North Africa	Sub-Saharan Africa	Kazakhstan	Rest of Asia	America	Australia and Oceania	Total

2011
Consolidated subsidiaries
Proved property acquisitions
Unproved property acquisitions			57	697					754
Exploration	38	100	128	482	6	156	60	240	1,210
Development (b)	815	1,921	1,487	1,698	935	385	971	70	8,282
Total costs incurred consolidated subsidiaries	853	2,021	1,672	2,877	941	541	1,031	310	10,246
Equity-accounted entities
Proved property acquisitions
Unproved property acquisitions
Exploration		5		5		8	9		27
Development (c)		2	3	659		68	154		886
Total costs incurred equity-accounted entities		7	3	664		76	163		913
2012
Consolidated subsidiaries
Proved property acquisitions			14	27			2		43
Unproved property acquisitions
Exploration	32	151	153	1,142	3	193	80	96	1,850
Development (b)	1,045	2,485	1,441	2,246	762	702	1,071	16	9,768
Total costs incurred consolidated subsidiaries	1,077	2,636	1,608	3,415	765	895	1,153	112	11,661
Equity-accounted entities
Proved property acquisitions
Unproved property acquisitions
Exploration		13	2	11		4			30
Development (c)		19	7	117		188	154		485
Total costs incurred equity-accounted entities		32	9	128		192	154		515
2013
Consolidated subsidiaries
Proved property acquisitions			64						64
Unproved property acquisitions			45						45
Exploration	32	357	95	757	1	233	110	84	1,669
Development (b)	697	1,855	765	2,617	600	719	1,141	57	8,451
Total costs incurred consolidated subsidiaries	729	2,212	969	3,374	601	952	1,251	141	10,229
Equity-accounted entities
Proved property acquisitions
Unproved property acquisitions
Exploration		5	3			81	1		90
Development (c)		1	5	39		353	318		716
Total costs incurred equity-accounted entities		6	8	39		434	319		806

(a) Cost incurred represent amounts both capitalized and expenses in connection with oil and gas producing activities.
(b) Includes the abandonment costs of the assets for euro 918 million in 2011, for euro 1,381 million in 2012 and negative for euro 191 million in 2013.
(c) Includes the abandonment costs of the assets for euro 15 million in 2011, euro 63 million in 2012 and euro 10 million in 2013.

Contents

Eni Fact Book Supplemental oil and gas information

Standardized measure of discounted future net cash flows

Estimated future cash inflows represent the revenues that would be received from production and are determined by applying yearend the average prices during the years ended.
Future price changes are considered only to the extent provided by contractual arrangements. Estimated future development and production costs are determined by estimating the expenditure to be incurred in developing and producing the proved reserves at the end of the year. Neither the effects of price and cost escalations nor expected future changes in technology and operating practices have been considered.
The standardized measure is calculated as the excess of future cash inflows from proved reserves less future costs of producing and developing the reserves, future income taxes and a yearly 10% discount factor.
Future production costs include the estimated expenditures related to the production of proved reserves plus any production taxes without consideration of future inflation. Future	development costs include the estimated costs of drilling development wells and installation of production facilities, plus the net costs associated with dismantlement and abandonment of wells and facilities, under the assumption that year-end costs continue without considering future inflation. Future income taxes were calculated in accordance with the tax laws of the Countries in which Eni operates. The standardized measure of discounted future net cash flows, related to the preceding proved oil and gas reserves, is calculated in accordance with the requirements of FASB Extractive Activities - oil&gas (Topic 932). The standardized measure does not purport to reflect realizable values or fair market value of Eni’s proved reserves. An estimate of fair value would also take into account, among other things, hydrocarbon resources other than proved reserves, anticipated changes in future prices and costs and a discount factor representative of the risks inherent in the oil and gas exploration and production activity.

Contents

Eni Fact Book Supplemental oil and gas information

Standardized measure of discounted future net cash flows	(euro million)
Italy	Rest of Europe	North Africa	Sub-Saharan Africa	Kazakhstan	Rest of Asia	America	Australia and Oceania	Total

December 31, 2011
Consolidated subsidiaries
Future cash inflows	38,200	37,974	109,825	59,263	50,443	10,403	11,980	5,185	323,273
Future production costs	(5,740)	(7,666)	(17,627)	(15,191)	(7,845)	(3,852)	(2,687)	(813)	(61,421)
Future development and abandonment costs	(4,712)	(7,059)	(9,639)	(5,734)	(3,705)	(2,842)	(1,836)	(224)	(35,751)
Future net inflow before income tax	27,748	23,249	82,559	38,338	38,893	3,709	7,457	4,148	226,101
Future income tax	(9,000)	(15,912)	(46,676)	(23,075)	(9,866)	(1,124)	(2,474)	(1,254)	(109,381)
Future net cash flows	18,748	7,337	35,883	15,263	29,027	2,585	4,983	2,894	116,720
10% discount factor	(9,692)	(2,572)	(16,191)	(4,833)	(17,599)	(559)	(1,914)	(1,122)	(54,482)
Standardized measure of discounted future net cash flows	9,056	4,765	19,692	10,430	11,428	2,026	3,069	1,772	62,238
Equity-accounted entities
Future cash inflows		21	649	1,866		6,141	15,067		23,744
Future production costs		(5)	(259)	(471)		(1,540)	(4,598)		(6,873)
Future development and abandonment costs		(2)	(36)	(147)		(1,247)	(1,754)		(3,186)
Future net inflow before income tax		14	354	1,248		3,354	8,715		13,685
Future income tax		(3)	(3)	(189)		(824)	(5,368)		(6,387)
Future net cash flows		11	351	1,059		2,530	3,347		7,298
10% discount factor			(183)	(475)		(1,825)	(2,155)		(4,638)
Standardized measure of discounted future net cash flows		11	168	584		705	1,192		2,660
Total	9,056	4,776	19,860	11,014	11,428	2,731	4,261	1,772	64,898
December 31, 2012
Consolidated subsidiaries
Future cash inflows	30,308	38,912	108,343	56,978	53,504	7,881	11,008	4,957	311,891
Future production costs	(5,900)	(8,190)	(18,555)	(14,844)	(9,561)	(2,854)	(2,520)	(921)	(63,345)
Future development and abandonment costs	(3,652)	(7,511)	(8,412)	(6,873)	(3,802)	(1,974)	(1,502)	(197)	(33,923)
Future net inflow before income tax	20,756	23,211	81,376	35,261	40,141	3,053	6,986	3,839	214,623
Future income tax	(6,911)	(15,063)	(44,256)	(21,348)	(10,293)	(903)	(2,906)	(1,181)	(102,861)
Future net cash flows	13,845	8,148	37,120	13,913	29,848	2,150	4,080	2,658	111,762
10% discount factor	(5,519)	(2,630)	(16,539)	(4,976)	(17,943)	(496)	(1,337)	(1,030)	(50,470)
Standardized measure of discounted future net cash flows	8,326	5,518	20,581	8,937	11,905	1,654	2,743	1,628	61,292
Equity-accounted entities
Future cash inflows		1	658	3,594		6,689	18,132		29,074
Future production costs			(203)	(576)		(2,216)	(5,003)		(7,998)
Future development and abandonment costs		(1)	(17)	(101)		(1,061)	(2,563)		(3,743)
Future net inflow before income tax			438	2,917		3,412	10,566		17,333
Future income tax			(36)	(1,291)		(795)	(5,729)		(7,851)
Future net cash flows			402	1,626		2,617	4,837		9,482
10% discount factor			(206)	(962)		(1,747)	(3,621)		(6,536)
Standardized measure of discounted future net cash flows			196	664		870	1,216		2,946
Total	8,326	5,518	20,777	9,601	11,905	2,524	3,959	1,628	64,238

Contents

Eni Fact Book Supplemental oil and gas information

Standardized measure of discounted future net cash flows	(euro million)
Italy	Rest of Europe	North Africa	Sub-Saharan Africa	Kazakhstan	Rest of Asia	America	Australia and Oceania	Total

December 31, 2013
Consolidated subsidiaries
Future cash inflows	28,829	33,319	92,661	58,252	50,754	12,487	10,227	5,294	291,823
Future production costs	(6,250)	(6,836)	(16,611)	(15,986)	(9,072)	(3,876)	(2,379)	(1,417)	(62,427)
Future development and abandonment costs	(4,593)	(6,202)	(8,083)	(7,061)	(3,445)	(3,960)	(1,561)	(279)	(35,184)
Future net inflow before income tax	17,986	20,281	67,967	35,205	38,237	4,651	6,287	3,598	194,212
Future income tax	(5,776)	(12,746)	(35,887)	(20,491)	(9,939)	(1,391)	(2,387)	(1,093)	(89,710)
Future net cash flows	12,210	7,535	32,080	14,714	28,298	3,260	3,900	2,505	104,502
10% discount factor	(5,048)	(2,110)	(14,327)	(5,619)	(16,984)	(1,683)	(1,353)	(1,201)	(48,325)
Standardized measure of discounted future net cash flows	7,162	5,425	17,753	9,095	11,314	1,577	2,547	1,304	56,177
Equity-accounted entities
Future cash inflows			524	4,041		262	17,239		22,066
Future production costs			(164)	(1,465)		(38)	(5,467)		(7,134)
Future development and abandonment costs			(17)	(85)		(73)	(2,299)		(2,474)
Future net inflow before income tax			343	2,491		151	9,473		12,458
Future income tax			(20)	(1,617)		(61)	(4,156)		(5,854)
Future net cash flows			323	874		90	5,317		6,604
10% discount factor			(175)	(401)		(20)	(3,681)		(4,277)
Standardized measure of discounted future net cash flows			148	473		70	1,636		2,327
Total	7,162	5,425	17,901	9,568	11,314	1,647	4,183	1,304	58,504

Contents

Eni Fact Book Supplemental oil and gas information

Changes in standardized measure of discounted future net cash flows	(euro million)
Consolidated subsidiaries	Equity-accounted entities	Total

Standardized measure of discounted future net cash flows at December 31, 2010	46,077	1,083	47,160
Increase (decrease):
- sales, net of production costs	(23,744)	(300)	(24,044)
- net changes in sales and transfer prices, net of production costs	40,961	442	41,403
- extensions, discoveries and improved recovery, net of future production and development costs	1,580	2,457	4,037
- changes in estimated future development and abandonment costs	(3,890)	(392)	(4,282)
- development costs incurred during the period that reduced future development costs	7,301	866	8,167
- revisions of quantity estimates	1,337	(87)	1,250
- accretion of discount	8,640	235	8,875
- net change in income taxes	(17,067)	(1,678)	(18,745)
- purchase of reserves in-place	37	10	47
- sale of reserves in-place	(146)		(146)
- changes in production rates (timing) and other	1,152	24	1,176
Net increase (decrease)	16,161	1,577	17,738
Standardized measure of discounted future net cash flows at December 31, 2011	62,238	2,660	64,898
Increase (decrease):
- sales, net of production costs	(28,595)	(325)	(28,920)
- net changes in sales and transfer prices, net of production costs	2,264	(56)	2,208
- extensions, discoveries and improved recovery, net of future production and development costs	4,868	812	5,680
- changes in estimated future development and abandonment costs	(3,802)	(357)	(4,159)
- development costs incurred during the period that reduced future development costs	8,199	409	8,608
- revisions of quantity estimates	3,725	824	4,549
- accretion of discount	12,527	477	13,004
- net change in income taxes	2,207	(830)	1,377
- purchase of reserves in-place
- sale of reserves in-place	(1,509)	(615)	(2,124)
- changes in production rates (timing) and other	(830)	(53)	(883)
Net increase (decrease)	(946)	286	(660)
Standardized measure of discounted future net cash flows at December 31, 2012	61,292	2,946	64,238
Increase (decrease):	(24,576)	(261)	(24,837)
- sales, net of production costs	(3,632)	(223)	(3,855)
- net changes in sales and transfer prices, net of production costs
- extensions, discoveries and improved recovery, net of future production and development costs	1,699	3	1,702
- changes in estimated future development and abandonment costs	(6,821)	(427)	(7,248)
- development costs incurred during the period that reduced future development costs	8,456	665	9,121
- revisions of quantity estimates	6,385	(298)	6,087
- accretion of discount	11,937	521	12,458
- net change in income taxes	5,587	379	5,966
- purchase of reserves in-place	74		74
- sale of reserves in-place	(252)	(770)	(1,022)
- changes in production rates (timing) and other	(3,972)	(208)	(4,180)
Net increase (decrease)	(5,115)	(619)	(5,734)
Standardized measure of discounted future net cash flows at December 31, 2013	56,177	2,327	58,504

Contents

Eni Fact Book Quarterly information

Quarterly information

Main financial data (a) (b)
2011	2012	2013

(euro million)	I quarter	II quarter	III quarter	IV quarter	I quarter	II quarter	III quarter	IV quarter	I quarter	II quarter	III quarter	IV quarter

Net sales from operations	28,408	24,118	25,516	29,648	107,690	33,140	30,063	31,494	32,523	127,220	31,165	28,111	29,423	26,023	114,722
Operating profit	5,583	3,604	4,241	3,375	16,803	6,549	2,791	4,081	1,650	15,071	3,834	1,459	3,303	260	8,856
Adjusted operating profit:	5,010	3,717	4,267	4,236	17,230	6,237	4,221	4,370	4,970	19,798	3,713	1,947	3,439	3,519	12,618
Exploration & Production	4,131	3,822	3,909	4,213	16,075	5,095	4,239	4,336	4,867	18,537	3,999	3,409	3,917	3,321	14,646
Gas & Power	335	(314)	(196)	(72)	(247)	1,019	(401)	(304)	42	356	(227)	(436)	(356)	356	(663)
Refining & Marketing	(149)	(124)	2	(268)	(539)	(224)	(142)	52	(7)	(321)	(152)	(174)	(61)	(95)	(482)
Versalis	(13)	(32)	(77)	(151)	(273)	(169)	(25)	(173)	(116)	(483)	(63)	(82)	(111)	(130)	(386)
Engineering & Construction	342	378	333	390	1,443	378	389	387	320	1,474	204	(680)	238	154	(84)
Other activities	(45)	(60)	(52)	(69)	(226)	(45)	(57)	(40)	(80)	(222)	(55)	(52)	(52)	(51)	(210)
Corporate and financial companies	(84)	(69)	(94)	(19)	(266)	(80)	(99)	(64)	(82)	(325)	(82)	(76)	(92)	(82)	(332)
Unrealized profit intragroup elimination and consolidation adjustments	493	116	442	212	1,263	263	317	176	26	782	89	38	(44)	46	129
Net profit (c)	2,547	1,254	1,770	1,289	6,860	3,617	227	2,485	1,461	7,790	1,543	275	3,989	(647)	5,160
- continuing operations	2,614	1,197	1,775	1,316	6,902	3,544	156	2,464	(1,964)	4,200	1,543	275	3,989	(647)	5,160
- discontinued operations	(67)	57	(5)	(27)	(42)	73	71	21	3,425	3,590
Capital expenditure	2,615	3,343	2,568	3,383	11,909	2,632	3,015	3,224	3,890	12,761	3,119	2,812	3,053	3,766	12,750
Investments	41	87	92	140	360	245	61	207	56	569	113	63	40	101	317
Net borrowings at period end	24,951	25,978	28,273	28,032	28,032	27,426	26,909	19,617	15,511	15,511	15,985	16,492	15,146	15,428	15,428

(a) Quarterly data are unaudited.
(b) In accordance with the guidelines of IFRS 5, results of the Italian regulated businesses managed by Snam divested in accordance to Article 15 of Law Decree No. 1 of January 24, 2012, enacted into Law No. 27 of March 24, 2012 have been reported as discontinued operations from July 1, 2012. Prior year data have been reclassified accordingly.
(c) Net profit attributable to Eni’s shareholders.

Key market indicators
2011	2012	2013

I quarter	II quarter	III quarter	IV quarter	I quarter	II quarter	III quarter	IV quarter	I quarter	II quarter	III quarter	IV quarter

Average price of Brent dated crude oil (a)	104.97	117.36	113.46	109.31	111.27	118.49	108.19	109.61	110.02	111.58	112.60	102.44	110.37	109.27	108.66
Average EUR/USD exchange rate (b)	1.367	1.439	1.413	1.348	1.392	1.311	1.281	1.250	1.297	1.285	1.321	1.306	1.324	1.361	1.328
Average price in euro of Brent dated crude oil	76.79	81.56	80.30	81.09	79.94	90.38	84.46	87.69	84.83	86.83	85.24	78.44	83.36	80.29	81.82
Average European refining margin (c)	1.74	1.09	2.87	2.52	2.06	2.92	5.89	7.96	2.54	4.83	3.97	3.97	2.14	0.48	2.64
Average European refining margins Brent/Ural (c)	3.35	2.20	2.92	3.13	2.90	3.26	6.31	7.35	2.83	4.94	4.30	3.76	1.69	0.64	2.60
Average European refining margins in euro	1.27	0.76	2.03	1.87	1.48	2.23	4.60	6.37	1.96	3.76	3.01	3.04	1.62	0.35	1.99
Price of NBP gas (d)	9.09	9.36	8.74	8.92	9.03	9.34	9.09	9.00	10.49	9.48	11.46	10.06	10.11	10.95	10.64
Euribor - three-month euro rate (%)	1.1	1.4	1.6	1.5	1.4	1.0	0.7	0.4	0.2	0.6	0.2	0.2	0.2	0.2	0.2
Libor - three-month dollar rate (%)	0.3	0.3	0.3	0.5	0.3	0.5	0.5	0.4	0.3	0.4	0.3	0.3	0.3	0.2	0.3

(a) In USD per barrel. Source: Platt’s Oilgram.
(b) Source: BCE.
(c) In USD per barrel FOB Mediterranean Brent dated crude oil. Eni elaborations on Platt’s Oilgram data.
(d) In USD per BTU. Source Platt’s Oilgram.

Contents

Eni Fact Book Quarterly information

Main operating data
2011	2012	2013

I quarter	II quarter	III quarter	IV quarter	I quarter	II quarter	III quarter	IV quarter	I quarter	II quarter	III quarter	IV quarter

Liquids production	(kbbl/d)	899	793	793	896	845	867	856	891	912	882	818	845	851	816	833
Natural gas production	(mmcf/d)	4,356	3,867	3,773	4,345	4,085	4,480	4,394	4,545	4,584	4,501	4,290	4,410	4,402	4,177	4,320
Hydrocarbons production	(kboe/d)	1,684	1,489	1,473	1,678	1,581	1,683	1,656	1,718	1,747	1,701	1,600	1,648	1,653	1,577	1,619
Italy		186	172	193	191	186	188	187	187	195	189	180	181	189	192	186
Rest of Europe		224	221	203	217	216	206	173	162	172	178	158	151	141	173	155
North Africa		505	384	367	497	438	570	573	593	610	586	554	598	569	506	556
Sub-Saharan Africa		375	356	364	381	369	335	333	387	324	345	313	322	377	316	332
Kazakhstan		117	106	96	105	106	111	106	90	99	102	103	105	90	102	100
Rest of Asia		120	104	103	121	112	111	128	128	149	129	141	150	143	143	144
America		131	122	121	128	126	119	120	135	166	135	119	110	117	116	116
Australia and Oceania		26	24	26	38	28	43	36	36	32	37	32	31	27	29	30
Production sold	(mmboe)	145.7	129.1	130.0	143.7	548.5	149.2	144.6	150.5	154.4	598.7	135.8	140.3	141.8	137.4	555.3
Sales of natural gas to third parties	(bcm)	27.87	17.33	14.59	21.23	81.02	26.12	16.38	16.56	21.91	80.97	26.71	16.13	15.27	22.17	80.28
Own consumption of natural gas		1.65	1.53	1.41	1.62	6.21	1.77	1.57	1.58	1.51	6.43	1.56	1.29	1.53	1.55	5.93
Sales to third parties and own consumption		29.52	18.86	16.00	22.85	87.23	27.89	17.95	18.14	23.42	87.40	28.27	17.42	16.80	23.72	86.21
Sales of natural gas of Eni’s affiliates (net to Eni)		2.81	2.14	1.96	2.62	9.53	2.72	2.20	1.34	1.66	7.92	1.95	1.62	1.55	1.84	6.96
Total sales and own consumption of natural gas		32.33	21.00	17.96	25.47	96.76	30.61	20.15	19.48	25.08	95.32	30.22	19.04	18.35	25.56	93.17
Electricity sales	(TWh)	9.68	9.66	9.55	11.39	40.28	12.29	9.62	10.54	10.13	42.58	9.16	8.69	8.45	8.75	35.05
Sales of refined products	(mmtonnes)	10.34	11.03	13.16	10.49	45.02	10.01	12.73	13.25	12.34	48.33	10.65	10.42	11.91	10.51	43.49
Retail sales in Italy		1.94	2.14	2.23	2.05	8.36	1.81	1.98	2.24	1.80	7.83	1.65	1.71	1.71	1.57	6.64
Wholesale sales in Italy		2.19	2.22	2.47	2.48	9.36	2.06	2.18	2.20	2.18	8.62	1.86	2.08	2.26	2.17	8.37
Retail sales Rest of Europe		0.70	0.76	0.80	0.75	3.01	0.72	0.76	0.81	0.75	3.04	0.68	0.78	0.83	0.76	3.05
Wholesale sales Rest of Europe		0.81	0.97	1.08	0.98	3.84	0.89	1.03	1.05	0.99	3.96	0.94	1.08	1.10	1.11	4.23
Wholesale sales outside Europe		0.10	0.11	0.11	0.11	0.43	0.10	0.11	0.10	0.11	0.42	0.10	0.11	0.11	0.11	0.43
Other markets		4.60	4.83	6.47	4.12	20.02	4.43	6.67	6.85	6.51	24.46	5.42	4.66	5.90	4.79	20.77

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Energy conversion table

Oil (average reference density 37.35 °API, relative density 0.8636)

1 barrel	(bbl)	158.987 l oil [a]	0.159 m^3 oil	162.602 m^3 gas 5,800,000 btu		5,492 ft^3 gas
1 barrel/d	(bbl/d)	~50 t/y				
1 cubic meter	(m^3)	1,000 l oil	6.29 bbl	1,033 m^3 gas		36,481 ft^3 gas
1 tonne oil equivalent	(toe)	1,160.49 l oil	7.299 bbl	1.161 m^3 oil	1,187 m^3 gas	41,911 ft^3 gas

Gas

1 cubic meter	(m^3)	0.976 l oil	0.00643 bbl	35,314.67 btu		35,315 ft^3 gas
1,000 cubic feet	(ft^3)	27.637 l oil	0.1742 bbl	1,000,000 btu	27.317 m^3 gas	0.02386 toe
1,000,000 British thermal unit	(btu)	27.4 l oil	0.17 bbl	0.027 m^3 oil	28.3 m^3 gas	1,000 ft^3 gas
1 tonne LNG	(tLNG)	1.2 toe	8.9 bbl	52,000,000 btu		52,000 ft^3 gas

Electricity

1 megawatthour=1,000 kWh	(MWh)	93.532 l oil	0.5883 bbl	0.0955 m^3 oil	94.448 m^3 gas	3,412.14 ft^3 gas
1 teraJoule	(TJ)	25,981.45 l oil	163.42 bbl	25.9814 m^3 oil	26,939.46 m^3 gas	947,826.7 ft^3 gas
1,000,000 kilocalories	(kcal)	108.8 l oil	0.68 bbl	0.109 m^3 oil	112.4 m^3 gas	3,968.3 ft^3 gas

(a) l oil: liters of oil.

Conversion of mass

	kilogram (kg)	pound (lb)	metric ton (t)
kg	1	2.2046	0.001
lb	0.4536	1	0.0004536
t	1,000	22,046	1

Conversion of length

	meter (m)	inch (in)	foot (ft)	yard (yd)
m	1	39.37	3.281	1.093
in	0.0254	1	0.0833	0.0278
ft	0.3048	12	1	0.3333
yd	0.9144	36	3	1

Conversion of volumes

	cubic feet (ft^3)	barrel (bbl)	liter (lt)	cubic meter (m^3)
ft^3	1	0	28.32	0.02832
bbl	5.615	1	159	0.158984
l	0.035311	0.0063	1	0.001
m^3	35.3107	6.2898	10^3	1

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Mission

We are a major integrated energy company, committed to growth in the activities of finding, producing, transporting, transforming and marketing oil and gas. Eni men and women have a passion for challenges, continuous improvement, excellence and particularly value people, the environment and integrity.

Contents

2	Our activities
4	Eni at a glance
6	The competitive environment
8	Our strategy

Business review

10	■ Exploration & Production
15	■ Gas & Power
This summary review comprises an extract of the description of the businesses, the management’s discussion and analysis of financial condition and results of operations and certain other Company information from Eni’s Annual Report for the year ended December 31, 2013. It does not contain sufficient information to allow as full an understanding of financial results, operating performance and business developments of Eni as "Eni 2013 Annual Report".
It is not deemed to be filed or submitted with any Italian or US market or other regulatory authorities.
You may obtain a copy of "Summary Annual Review - Eni in 2013" and "Eni 2013 Annual Report" on request, free of charge (see the request form on Eni’s web site – eni.com – under the section "Publications").
The "Summary Annual Review" and "Eni 2013 Annual Report" may be downloaded from Eni’s web site under the section "Publications".

Financial data presented in this report is based on consolidated financial statements prepared in accordance with the IFRS endorsed by the EU.
For definitions of certain financial and operating terms see "Frequently used terms" section, on page 43.
This report contains certain forward-looking statements particularly those regarding capital expenditure, development and management of oil and gas resources, dividends, buy-back, allocation of future cash flow from operations, future operating performance, gearing, targets of production and sale growth, new markets and the progress and timing of projects. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will or may occur in the future.

Actual results may differ from those expressed in such statements, depending on a variety of factors, including the timing of bringing new fields on stream; management’s ability in carrying out industrial plans and in succeeding in commercial transactions; future levels of industry product supply; demand and pricing; operational problems; general economic conditions; political stability and economic growth in relevant areas of the world; changes in laws and regulations; development and use of new technologies; changes in public expectations and other changes in business conditions; the actions of competitors and other factors discussed elsewhere in this document.

As Eni shares, in the form of ADRs, are listed on the New York Stock Exchange (NYSE), an Annual Report on Form 20-F has been filed with the US Securities and Exchange Commission in accordance with the US Securities Exchange Act of 1934. Hard copies may be obtained free of charge (see the request form on Eni’s web site – eni.com – under the section "Publications").
Eni discloses on its Annual Report on Form 20-F significant ways in which its corporate governance practices differ from those mandated for US companies under NYSE listing standards.
The term "shareholder’" in this report means, unless the context otherwise requires, investors in the equity capital of Eni SpA, both direct and/or indirect. Eni shares are traded on the Italian Stock Exchange (Mercato Telematico Azionario) and on the New York Stock Exchange (NYSE) under the ticker symbol "E".

20	■ Refining & Marketing
25	■ Versalis
27	■ Engineering & Construction

Financial review

30	Group results for the year
30	Trading environment
30	2013 results
32	Outlook for 2014
33	Financial risk factors
35	Financial information
43	■ Frequently used terms

46	Directors and officers
50	Investor information

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Eni in 2013 Our activities

Our activities

Eni is an integrated energy company, active in 85 countries in the world with a staff of around 82,300 employees.

Eni's excellent portfolio of conventional oil assets with competitive costs and the strong resource base with options for anticipated monetization ensure a robust value generation at Eni's upstream activity. The vertical integration provided by the large presence in the gas and lng markets, and the know-how in refining and chemical sectors enable the company to capture synergies and catch joint opportunities and projects in the marketplace.
Eni's strategies, resource allocation processes and conduct of day-by-day operations underpin the delivery of sustainable value to our shareholders and, more generally, to all of our stakeholders, respecting the Countries where the company operates and the people who work for and with Eni.
Our way of doing business, based on operational excellence, focus on health, safety and the environment, is committed to preventing and mitigating operational risks.

Eni's Countries of operations.

Exploration & Production

> **Adjusted operating profit:** €12,618 million
> **Net profit:** €5,160 million
> **Cash flow from operations:** €10,969 million

Gas & Power

Eni's Gas & Power segment engages in supply, trading and marketing of gas and electricity, international gas transport activities, and LNG supply and marketing. This segment also includes the activity of electricity generation that is ancillary to the marketing of electricity.

> **Capital expenditure:** €12,750 million
> **Dividends paid to shareholders:** €3,949 million
> **Net borrowings:** €15,428 million

Dividend and dividend yield

1.04
1.08
1.10
6.6
5.8
6.5
Dividend (€ per share)
Dividend yield (%)
2011
2012
2013

Net sales from operations

28%
72%
Italy
Outside Italy

Retail customers in the gas business

24%
22%
20%
76%
78%
80%
Outside Italy
Italy
2011
2012
2013

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Eni in 2013 Our activities

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Eni in 2013 Eni at a glance

Eni at a glance

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Eni in 2013 Eni at a glance

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Eni in 2013 The competitive environment

The competitive environment

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Eni in 2013 The competitive environment

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Eni in 2013 Our strategy

Our strategy

Eni’s excellent market position and competitive advantages owe to the Company’s strategic choices which are consistent with the long-term nature of the business, and relies on a sustainable business model founded on an established way of doing business, in a framework of clear and straightforward rules of corporate governance, rigorous risk management and adoption of the highest ethical standards.

The oil&gas industry is copying with a complex scenario featured by the global economic slowdown, particularly in the Euro-zone, increasing political instability in oil-rich Countries, and volatile market conditions for energy commodities.
Against this backdrop, Eni believes that a sustainable business conduct contributes to both the achievement of industrial performance, and the mitigation of political, financial and operational risks. This strengthens Eni’s role as a trustworthy and reliable partner, who is ready to capture new opportunities in the marketplace and able to manage the complexities of the environment.

Eni’s strategy for the 2014-2017 four-year period is intended to grow oil and gas production business, which is characterized by improving returns and to restructure Eni’s less profitable Europe-based businesses in the marketing of gas and in the production and marketing of refined products and chemical products in order to increase the cash flows deriving from our businesses.

Our planning assumptions do not contemplate any improvement in the fundamentals of the European industries of gas, refining and petrochemicals which will continue to be adversely affected by weak demand, overcapacity and oversupplies, strong competition and other cost disadvantages. As a part of our strategy, we are also planning to restore the profitability of our listed subsidiary Saipem, which in 2013 was impacted by activity downturn and extraordinary contract losses.
Management intends to pursue integration opportunities among segments and within each segment, to strongly focus on efficiency improvement through technology upgrading, cost efficiencies, commercial and supply optimization and continuing process streamlining across all segments. Over the next four years, Eni plans to execute capital expenditure of euro 54 billion to support continuing organic growth in its segments, in particular in the Exploration & Production which will absorb 83% of planned expenditure.
Eni will focus on preserving a balanced and well-established financial structure. Management seeks to maintain the ratio of net borrowings to total equity within a target range of 0.1-0.3 under the assumption of a Brent price scenario of 104 $/bbl in 2014 which will progressively decline in the subsequent years to our long-term case of 90 $/bbl from 2017 onwards and other trading assumptions, as well as the commitments of funding capital expenditure plans and implementing the Company’s progressive dividend policy and share repurchases.
Eni expects that cash flow from operations will grow at a healthy rate along the plan period and provide enough resources to fund capital expenditure plans, to pay a regular dividend the amount of which will be set in accordance to our progressive dividend policy and to maintain leverage within the above mentioned range. Cash flow growth will be driven by increased cash generation in our Exploration & Production segment which will be underpinned by profitable production growth, cost control and capital discipline, as well as the restructuring of our Gas & Power, Refining & Marketing and Chemical businesses which will turn cash positive in the plan period due to contract renegotiations, expansion in profitable market segments and reduced exposure to the commodity risk.
Furthermore, management expects to deliver approximately euro 9 billion of additional cash flows from asset disposals, of which euro 2.2 billion have been already cashed-in following the closing of the disposal of our interest in Artic Russia early in January 2014.

We plans to distribute cash to shareholders by means of dividends and our multi-year buyback program of up to 10% of outstanding shares. Our dividend policy contemplates a progressive, growing dividend at a rate which is expected to be determined year-to-year taking into account Eni’s underlying earnings and cash flow growth as well as capital expenditure requirements and the targeted financial structure. Management will also evaluate the achievement of the targeted production levels in the Exploration & Production segment, the status of renegotiations at gas long-term supply contracts in the Gas & Power segment and the delivery of efficiency gains in the downstream businesses. Considering all these variables, we expects to propose to Shareholders approval a dividend of euro 1.12 per share for fiscal year 2014, an increase of approximately 1.8% from 2013.
We are also planning to continue repurchasing the Eni shares, which has been authorized by the Shareholders Meeting for a total amount of euro 6 billion. Share repurchases have commenced since the beginning of 2014. In the future, we expect to repurchase our share at our judgment when a number of conditions are met. These include, but are not limited to, current trends in the trading environment, a level of leverage which we are comfortable with and well within our target range limit of 0.3, and full funding of capital expenditure requirements and dividends throughout the plan period.

The other leg of our long-term strategy will be a continuing focus on managing the upstream risks. We intend to mitigate the political risk by expanding the geographic reach of our activities and deploying the Eni cooperation model with host Countries based on the commitment to maximize the value delivered to local communities and invest in long-term initiatives that benefit our local partners (access to energy, education and health). The risk of “project delivery” will require the in-source of critical engineering and project management activities as well as careful monitoring of supply-chain programming. Finally, the operational risk relating to drilling activities will be managed by applying Eni’s rigorous procedures throughout the engineering and execution stages, leveraging on proprietary drilling technologies, internal skills and know-how, increased control of operations and specific technologies aimed at minimizing blow-out risks and responding quickly and effectively in case of emergencies.

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Business review

In 2013 Eni achieved solid results in a particularly difficult market. Our E&P Division confirmed its capability to deliver high profits thanks to its cost leadership and extraordinary exploration successes. Our Mid-Downstream businesses, while at a disadvantage from the Italian and European crisis, strengthened their restructuring actions achieving a significant improvement in cash generation. Finally, the portfolio rationalisation permitted by the new discoveries has allowed an anticipated monetization of results and cash.

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Eni in 2013 Business review / Exploration & Production

Key performance indicators
2011	2012	2013

Employees injury frequency rate	(No. of accidents per million of worked hours)	0.41	0.28	0.14
Contractors injury frequency rate		0.41	0.36	0.26
Fatality index	(No. of fatalities per 100 million of worked hours)	1.83	0.81	-

Net sales from operations (a)	(euro million)	29,121	35,881	31,268
Operating profit		15,887	18,470	14,871
Adjusted operating profit		16,075	18,537	14,646
Adjusted net profit		6,865	7,426	5,952
Capital expenditure		9,435	10,307	10,475
Adjusted ROACE	(%)	17.2	17.6	13.5

Profit per boe (b)	($/boe)	17.0	16.0	15.5
Opex per boe (b)		7.3	7.1	8.3
Cash Flow per boe (d)		31.7	32.8	31.9
Finding & Development cost per boe (c) (d)		18.8	17.4	19.2
Average hydrocarbons realizations (d)		72.26	73.39	71.87

Production of hydrocarbons (d)	(kboe/d)	1,581	1,701	1,619
Estimated net proved reserves of hydrocarbons (d)	(mmboe)	7,086	7,166	6,535
Reserves life index (d)	(years)	12.3	11.5	11.1
Organic reserves replacement ratio (d)	(%)	143	147	105

Employees at year end	(number)	10,425	11,304	12,352
of which: outside Italy		6,628	7,371	8,219
Oil spills due to operations (>1 bbl)	(bbl)	2,930	3,015	1,728
Oil spills from sabotage (>1 bbl)		7,657	8,436	5,493
Produced water re-injected	(%)	43	49	55
Direct GHG emissions	(mmtonnes CO2 eq)	23.59	28.46	25.71
of which: from flaring		9.55	9.46	8.48
Community investment	(euro million)	62	59	53

(a) Before elimination of intragroup sales. (b) Consolidated subsidiaries. (c) Three-year average. (d) Includes Eni’s share of equity-accounted entities.

2013 Highlights

Performance of the year
> 2013 marked a strong performance in HSE activities with all KPIs improving from the previous year:
• the injury frequency rates of employees and contractors decreased by 48.7% and by 28.8% respectively, with a zero fatality index;
• greenhouse gas emissions decreased by 9.7% (down by 10.4% from flaring);
• oil spills due to operations decreased by 42.7%; oil spills from sabotage decreased by 34.9%;	• zero blow-outs for the tenth consecutive year;
• water re-injection was a record at 55% of water used in operations.
> Adjusted net profit declined by euro 1,474 million, or 20%, due to extraordinary disruptions in Libya, Nigeria and Algeria. Cash generation was strong with $30 per barrel due to our low cost position.
> Oil and natural gas production of 1,619 kboe/day declined by 4.8% from 2012 mainly due to geopolitical factors.	> Estimated net proved reserves at December 31, 2013 amounted to 6.54 bboe based on a reference Brent price of $108 per barrel. The organic reserves replacement ratio was 105% with a reserves life index of 11.1 years (11.5 years in 2012).
> Development expenditure was euro 8,580 million (up by 3.3% from 2012) to support continuing production ramp-up and progress on major projects particularly in Norway, the United States, Angola, Congo, Italy, Nigeria, Kazakhstan, Egypt and the United Kingdom.

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Eni in 2013 Business review / Exploration & Production

> Our exploration results for the year were robust with 1.8 bln boe of discovered resources, at a competitive cost of $1.2 per barrel.

Portfolio
> In 2013 we divested a 20% interest in the exploration Area 4 in Mozambique to China National Petroleum Co (CNPC) for a total consideration of euro 3.4 billion and a net gain through profit of the same amount. The deal has enabled us to monetize early the future cash flows expected from the asset development.
> We divested to certain Gazprom subsidiary a 60% interest in the Artic Russia joint venture, which owns 49% of Severenergia which retains four licenses for the exploration and production of hydrocarbons in Russia. On January 15, 2014, the consideration for the disposal equal to euro 2.2 billion was cashed in, while a revaluation gain of euro 1.7 billion was recorded in 2013 profit.
> Awarded the exploration licenses in emerging basins which represent new frontiers in oil and gas exploration activity such as Vietnam, Myanmar and Greenland,

in the high potential areas such as Cyprus, Russian offshore and Kenya, as well as legacy areas such as Australia, Indonesia, China, Congo, Egypt and Norway.
> Achieved start-up of the early production of the giant Junin 5 oil field (Eni’s interest 40%) in the Orinoco Belt in Venezuela, targeting a production plateau of 75 kbbl/d in 2015.
> In line with production plans, we achieved main production start-ups, in addition to the above mentioned Junin 5, including the MLE-CAFC (Eni’s interest 75%) and El Merk (Eni’s interest 12.25%) fields in Algeria, the Angola LNG project (Eni’s interest 13.6%) and other fields in Egypt, Nigeria, Norway and the United Kingdom. In addition 7 main FIDs were sanctioned. The start-up of new fields and continuing production ramp-ups contributed with 140 boe/day of new production.

Exploration activity
> The main discoveries made in the year were the Agulha prospect and the appraisal of Mamba and Coral in Mozambique, in the offshore of the Rovuma basin in the Area 4 (Eni operator with a 50% interest). Management estimates that Area 4 may contain up to 2,650 billion cubic meters of gas in place.
> We made the extraordinary Nenè Marine discovery in the mature Marine XII Block (Eni operator with 65%) offshore Congo, where we successfully applied the know-how and expertise gained in exploring frontier areas.
> In the Norwegian section of the Barents Sea we continued to expand the mineral potential thanks to the Skavl discovery (Eni’s interest 30%) which added to the Skrugard and Havis findings, increasing the total recoverable resources at over 500 million barrels at 100%.
> The appraisal of the Sankofa East discovery (Eni operator with a 47.22% interest) offshore Ghana surpassed our previous estimates with 450 million barrels of oil in place and recoverable reserves up to 150 million barrels.
> Further exploration successes of the year were reported in Australia, Angola, Egypt, Norway and Pakistan where existing facilities ensure to reduce time-to-market and costs.

Strategies

Eni’s Exploration & Production business boasts a strong competitive position in a number of strategic oil and gas basins in the world, namely the Caspian Region, North and Sub-Saharan Africa, Venezuela, the Barents Sea and the Gulf of Mexico.
Our growth strategy in the Exploration & Production Division has been reinvigorated by the extraordinary exploration successes made in the latest years which have build upon an already solid platform of large and conventional producing assets with an efficient cost position. The exploration successes have proven to be an efficient and effective way to increase the resource base, a driver of organic production growth and portfolio diversification also providing a boost to cash generation by early monetization of part of the discovered volumes.
In the next four years Eni targets a robust cash generation coupled with production growth and a rebalanced risk profile of our portfolio. We also plan to increase our resource base leveraging on our leading exploration activity where we boast an impressive track-record in discovering new resources. All these industrial targets are planned to be achieved through a capital expenditure plan 5% lower than the previous one.
Under Eni’s price scenario, management expects to increase operating cash flow by 5% on average in the next four-year plan. This coupled with a continuing focus on capital discipline will drive the achievement of a self-financing ratio of 140% on average. The strong cash generation will be the result of organic production growth, the quality of our portfolio which is largely made up of conventional asset, our phased approach in giant projects, reduced time-to-market and production optimizations.
Consistent with the long-term nature of the business, strategic guidelines for our Exploration & Production Division have remained basically unchanged in the years, as follows:
• Maintain strong, profitable production growth.	• Invest in exploration to enhance growth prospects over the long-term and ensure reserve replacement.
• Develop new projects to fuel future growth.
• Consolidate our industry-leading cost position.

Management plans to invest euro 38 billion to develop the Company’s reserves over the next four years. An important share of this expenditure will be allocated to certain development projects which will support the Company’s long-term production plateau, in particular we plan to develop the gas discovery in Mozambique and to progress large and complex projects in Congo, Indonesia, Venezuela, Nigeria, Norway and Kazakhstan. We are also planning to maintain a prevailing share of projects regulated by Production Sharing Agreement in our portfolio; this will shorten the cost recovery in an environment of high crude oil prices.
Our long-term sustainable growth will leverage on continuous exploration activities, with planned expenses of euro 5.6

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Eni in 2013 Business review / Exploration & Production

> Production and reserves:
    2013 and outlook

In 2013, Eni’s liquids and gas production of 1,619 kboe/d declined by 4.8% from the 2012, reflecting significant force majeure events in particular in Libya, Nigeria and Algeria, which considerably impacted the production level. The contribution of the new fields’ start-ups and continuing production ramp-ups mainly in Algeria and Egypt partly offset the effects of planned facility downtimes and technical problems, in the North Sea and in the Gulf of Mexico respectively, as well as mature field declines. The share of oil and natural gas produced outside Italy was 89% (89% in 2012).

In the year we achieved the following main start-ups: (i) the MLE-CAFC project (Eni’s interest 75%) in Algeria. A natural gas treatment plant started operations with a production and export capacity of 320 mmcf/d of gas, 15 kbbl/d of oil and condensates and 12 kbbl/d of LPG. The integrated project MLE-CAFC targets a production plateau of approximately 33 kboe/d net to Eni by 2017; (ii) the El Merk field (Eni 12.25%) in Algeria, where a gas treatment plant is processing 600 mmcf/d and two oil trains 65 kbbl/d each. Production is expected to peak at 18 kboe/d net to Eni in 2015; (iii) the oil and gas Jasmine field (Eni’s interest 33%), in the United Kingdom. A production plateau of 117 kbbl/d (39 kbbl/d net to Eni) is expected in 2014; (iii) the LNG plant managed by the Angola LNG consortium (Eni’s interest 13.6%). The plant will develop approximately 10,594 bcf of gas in 30 years; (iv) the Abo - Phase 3 project in the OML 125 Block (Eni operator with an 85% interest), in Nigeria, with production of approximately 5 kboe/d net to Eni; (v) the giant Junin 5 field (Eni’s interest 40%), in Venezuela. Early production of the first phase is expected to reach a plateau of 75 kbbl/d by the end of 2015, targeting a long-term production billion, which are intended to appraise the latest discoveries made by the Company, to explore new plays and to support continuing reserve replacement. 60% of investments will be in lower risk environments such as proven and near field areas.

Maintain strong
production growth

Eni’s Exploration & Production segment engages in oil and natural gas exploration and field development and production, as well as LNG operations, in 42 Countries, including Italy, Libya, Egypt, Norway, the United Kingdom, Angola, Congo, Nigeria, the United States, Kazakhstan, Russia, Algeria, Australia, Venezuela, Iraq and Mozambique.
Our strategy will be focused on organic growth and the development of our portfolio made by conventional and low cost projects with a low break-even price in the region of $45 per barrel. Our leading cost position owes to our exploration which over the latest years has been able to discover huge amounts of resources at competitive costs. We are targeting a production growth rate of 3% in the next four-year plan with increasing returns. The main driver of future growth will be the start-up of 26 new and highly profitable projects which we estimate to add more than 500 kboe/d of production in 2017 to support our growth and replace mature field decline.
Approximately 70% of the planned start-ups will relate to already sanctioned projects and the management plans to sanction almost all by the end of 2014.

Management intends to implement a number of initiatives to support profitability in its upstream operations by exercising tight control on project time schedules and costs and reducing the time span which is necessary to develop and market reserves. We acknowledge that our results of operations and production levels for the year have been adversely impacted by delays and cost overruns at a number of projects. We plan to mitigate those risks in the future by: (i) in-sourcing critical engineering and project management activities also redeploying to other areas key competences which will be freed with the start-up of certain strategic projects and increase direct control and governance on construction and commissioning activities; (ii) signing framework agreements with major suppliers, using standardized specifications to speed up pre-award process for critical equipment and plants, increasing focus on supply chain programming to optimize order flows. Based on these initiatives, we believe that almost all of our projects underway will be completed on time and on cost schedule.

Eni will pursue further growth options by developing unconventional plays, gas-to-LNG projects and integrated gas projects. Finally, we intend to optimize our portfolio of development properties by focusing on areas where our presence is well established, and divesting non-strategic or marginal assets.

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plateau of 240 kbbl/d; (vi) the Skuld field (Eni’s interest 11.5%) in Norway, with a production of approximately 30 kboe/d (approximately 4 kboe/d net to Eni).

The 2014 outlook for the oil and gas production is substantially in line with 2013, excluding the impact of the divestment of Eni’s interest in the Russian gas assets of Artic Russia, reflecting ongoing Country risks and geopolitical factors and assuming marginal contribution at the Kashagan field.
According to management’s plans, production growth will resume in the coming years as the Company is targeting an annual growth rate of 3% on average in the next 2014-2017 four-year period, based on our Brent prices assumptions which are expected to decline progressively during the plan period from 104 $/bbl in 2014 to 90 $/bbl in 2017.

To achieve that target, we intend:
• to leverage our robust pipeline of project start-ups, particularly in Eni’s core areas (Sub-Saharan Africa, Venezuela, the Barents Sea, Kazakhstan and Far East) leveraging on Eni’s vast knowledge of reservoirs and geological basins, technical and producing synergies, as well as established partnerships with producing Countries;
• to maximize the production recovery rate at our current fields by counteracting natural field depletion and reducing facilities downtime. This will require intense development activities of work-over and infilling. We expect that continuing technological innovation and competence build-up will drive increasing rates of reserve recovery;
• to continuously focus on risk mitigation. The main drivers are the diversification of countries of presence, the reduction of the time-to-market, the in-source of critical engineering and project management activities, the retention of a large number of operated projects and the contribution to local development.
Actual production volumes will vary from year to year due to the timing of individual project start-ups, operational outages, reservoir performance, regulatory changes, asset sales, severe weather events, price effects under production sharing contracts and other factors.
Estimated net proved reserves at December 31, 2013 amounted to 6.54 bboe based on a reference Brent price of $108 per barrel. Additions to proved reserves booked in 2013 were 621 mmboe and derived from: (i) revisions of previous estimates up 508 mmboe, mainly reported in Congo, Iraq, Australia and Nigeria; (ii) extensions, discoveries and other factors up 108 mmboe, with major additions booked in Angola, Indonesia and the United States; (iii) improved recovery were 5 mmboe, reported particularly in Nigeria; (iv) sales of mineral-in-place related to the divestment of above mentioned assets in Russia (652 mmboe) and the United Kingdom (13 mmboe); (v) acquisitions referred to interests in assets located in Egypt (4 mmboe).
The reserve life index is 11.1 years.
Eni intends to pay special attention to reserve replacement in order to ensure the medium to long-term sustainability of the business. In 2013, we achieved an organic replacement ratio of 105% through fast sanctioning and relentless focus on field development. Going forward, our reserve replacement will be underpinned by our strong focus on exploration and timely conversion of resources into reserves and production, while at the same time fighting depletion and enhancing the recovery factor in existing fields through effective reservoir management.

Exploration

Exploration is the engine of our strategy in the upstream business. The exploration success has proven to be an efficient and effective way to increase the resource base, a driver of organic production growth and portfolio diversification also providing a boost to cash generation by early monetization of part of the discovered volumes.
Since 2008 we have discovered 9.5 bln boe of resources, equal to 2.5 times the production of the period. In 2013 our exploration activity discovered 1.8 bboe of fresh resources at an average competitive cost of $1.2 per barrel.
The main discoveries made in the year were the Agulha prospect and the appraisal of Mamba and Coral in Area 4 in Mozambique, where we estimate an overall mineral potential up to 2,650 billion cubic meters of gas in place. In 2014, Eni will continue appraisal activities, particularly regarding the new exploration prospect, where the drilling of two to three additional wells is planned. To exploit Mamba’s straddling resources in Area 4 we are planning to build an initial onshore LNG train, plus two floating LNG units with a total capacity of 10 million tpa, with an option for a further onshore LNG train. We are also evaluating the development of the resources of the Coral prospect by means of a floating LNG unit. We confirm the FID of the first phase by year-end, with start-up expected in 2019.
In the Barents Sea we achieved an excellent result with the oil and gas Skavl discovery that in addition to the recent oil and gas discoveries of Skrugard and Havis brings the total recoverable resources of PL 532 license (Eni’s interest 30%) at over 500 million barrels at 100%. These resources will be put into production by means of a fast-track synergic development.
We made the oil and gas Nené Marine discovery in the offshore Block Marine XII (Eni operator with a 65% interest), in Congo. This is a mature block which has been largely explored in the past, where the application of our proprietary technology and the geological know-how which we gained in exploring frontier areas, led us to make this exceptional discovery with more than 2.5 bboe of resources in place. The proximity to existing facilities, good productivity of reservoir and low cost will allow to fast track the discovery, targeting start-up in 2015.
In Ghana, appraisal activities at the Sankofa East discovery in the Offshore Cape Three Points license (Eni operator with a 47.22% interest) confirmed the overall potential of the discovery at approximately 450 million barrels of oil in place with recoverable reserves up to 150 million barrels. The

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appraisal program was concluded in mid 2013 and negotiations with the local Authorities are ongoing to sanction the development phase. The start-up of the project is expected by the end of 2016. Other significant exploration successes were achieved in Australia, Angola, Egypt, Norway and Pakistan where synergies with existing infrastructures will reduce the time-to-market of discovered resources.

In the next four years we will pursue even more ambitious exploration targets, by focusing on the emerging plays in Sub-Saharan Africa, the Barents Sea and Asia. In Africa our objectives are the pre-saline deposits in Congo, Angola and Gabon, the completion of the appraisal campaign in Mozambique and the launch of the exploration activity in the Lamu basin in Kenya. In the Russian section of the Barents Sea we jointly operate with Rosneft a high potential basin where seismic surveys have been started. In the Pacific basin we intend to go ahead with exploration in Vietnam and Myanmar and to confirm our commitment in Indonesia and Australia. We acquired the operatorship of three licenses in the Cypriot deep offshore portion of the Levantine basin, in proximity of large gas discoveries.

Future exploration projects and appraisal activities will attract some euro 5.6 billion in the next four-year time frame to support continuing reserve replacement. 60% of the projected expenditure will be made in low-risk environments such as proven and near field areas. We target the discovery of 3.2 bboe of new resources at a unit cost of approximately $2.2 per barrel. These discoveries will be developed to ensure high-margin organic growth. Another option is their monetization in advance of development activities by diluting Eni’s interest at an early stage thus reducing the execution and financial risk as it was the case with the Mozambique deal.

As of December 31, 2013, Eni’s mineral right portfolio consisted of 976 exclusive or shared rights for exploration and development in 42 Countries on five continents for a total acreage of 276,256 square kilometers net to Eni of which developed acreage of 41,538 square kilometers and undeveloped acreage of 234,718 square kilometers net to Eni. Eni’s portfolio was boosted with the acquisition of new exploration licenses in emerging basins which represent new frontiers in oil and gas exploration activity such as Vietnam, Myanmar and Greenland, in the high potential areas, in addition to above mentioned Cyprus, such as Russian offshore and Kenya, as well as legacy areas such as Australia, Indonesia, China, Congo, Egypt and Norway.

Develop new
projects to fuel
future growth

Eni has a strong pipeline of development projects that will fuel the medium and long-

term growth of its oil and gas production. The pipeline of projects is geographically diversified and will become even more balanced across our hubs.
We plan to start-up 26 new major fields in the next four years, mainly Goliat in the Barents Sea, the Block 15/06 West Hub in Angola, the heavy oil and gas Venezuelan assets and Jangkrik in Indonesia, which will add more than 500 kboe/d by 2017, supporting production growth and the replacement of mature production.

We expect that costs to develop and operate fields will increase in the next years due to sector-specific inflation, and growing complexity of new projects. We plan to counteract those cost increases by leveraging on cost efficiencies associated with: (i) increasing the scale of our operations as we concentrate our resources on larger fields than in the past where we plan to achieve economies of scale; (ii) expanding projects where we serve as operator. We believe operatorship will enable the Company to exercise better cost control, effectively manage reservoir and production operations, and deploy our safety standards and procedures to minimize risks; and (iii) applying our technologies which we believe can reduce drilling and completion costs.

We plan to mitigate the operational risk relating to drilling activities by applying Eni’s rigorous procedures throughout the engineering and execution stages, by leveraging on proprietary drilling technologies, excellent skills and know-how, increased control of operations and by deploying technologies which we believe to be able to reduce blowout risks and to enable the Company to respond quickly and effectively in case of emergencies.

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Key performance indicators
2011	2012	2013

Employees injury frequency rate	(No. of accidents per million of worked hours)	2.44	1.84	1.31
Contractors injury frequency rate		5.22	3.64	1.81

Net sales from operations (a)	(euro million)	33,093	36,200	32,124
Operating profit		(326)	(3,219)	(2,992)
Adjusted operating profit		(247)	354	(663)
Marketing		(657)	47	(837)
International transport		410	309	174
Adjusted net profit		252	473	(246)
EBITDA proforma adjusted		949	1,316	6
Marketing		257	858	(311)
International transport		692	458	317
Capital expenditure		192	225	232

Worldwide gas sales (b)	(bcm)	96.76	95.32	93.17
LNG sales (c)		15.7	14.6	12.4
Customers in Italy	(million)	7.10	7.45	8.00
Electricity sold	(TWh)	40.28	42.58	35.05

Employees at year end	(number)	4,795	4,752	4,514
Direct GHG emissions	(mmtonnes CO2 eq)	12.77	12.70	11.16
Customer satisfaction index (CSS) (d)	(%)	88.6	89.8	90.4
Water consumption/withdrawals per kWh eq produced	(cm/kWh eq)	0.014	0.012	0.017

(a) Before elimination of intragroup sales.
(b) Include volumes marketed by the Exploration & Production Division of 2.61 bcm (2.73 and 2.86 bcm in 2012 and 2011, respectively).
(c) LNG sales of affiliates and associates of the Gas & Power Division (included in worldwide gas sales) and the Exploration & Production Division.
(d) The customer satisfaction score for 2013 relates to the first six months as at the date of publication of this Annual Report the Authority for Electricity and Gas has not yet published the data for the second half of the year.

2013 Highlights

Performance of the year
> In 2013 our KPI in HSE improved significantly from the previous year with the employees and contractors injury frequency rates down by 28.9% and 50.1%, respectively and GHG emissions down by 12.1%.
> The adjusted net loss was euro 246 million, down by euro 719 million from 2012 reflecting the negative impacts of declining demand, strong competition and an oversupplied market on selling prices and margins.
> Eni gas sales (93.17 bcm) were flat when excluding the divestment of Galp made in 2012. Sales in the domestic market were driven by higher volumes at spot markets and to importers in Italy (up by 1.08 bcm), while volumes marketed in the main European markets were down 5.61 bcm particularly in Benelux, the Iberian Peninsula and the United Kingdom, due to declining gas	demand and competitive pressure.
> Electricity sales of 35.05 TWh decreased by 7.53 TWh from 2012, down 17.7%, reflecting lower energy demand and inter-fuel competition.

Strategies

Eni’s Gas & Power segment engages in supply, trading and marketing of gas and electricity, international transport, and LNG supply and marketing. This segment also includes the activities of electricity generation.
The economics of the marketing of gas in Europe have significantly deteriorated over the latest years. Gas demand has been on a downtrend since 2008 due to the economic downturn and a plunge in gas-fired electricity production. In the meantime, we have had a build up in gas supplies due to the entry into operations of several LNG projects and a massive development in the production of shale gas in the USA which have progressively reduced the imports of LNG. Those trends have favored the growth of the hubs in Europe where large volumes of gas are traded on a daily basis and spot prices have become the prevailing benchmark in sales to large accounts. Therefore, the profitability of the traditional European gas wholesalers has been squeezed by continuing pricing pressures due to weak fundamentals and reduced unit margins as spot prices have ceased to track the oil-linked cost of gas supplies in long-term contracts. To make matters worse, gas wholesalers have been forced to dispose of additional quantities of gas to reduce the financial risks associated with the take-or-pay clause provided by the

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long-term supply contracts. We believe that the trends we are facing in the gas market are structural ones and we do not expect any improvement in the gas market in Italy and Europe in the foreseeable future.

Against this backdrop, management reaffirms its commitment in restoring profitability and preserving cash generation of its gas business leveraging on a robust turnaround plan which provides for:
• Restructuring our supply contracts in order to reach price alignment with the new market conditions and to minimize the impact of the take-or-pay risks on future cash flows through the renegotiations of our entire portfolio.
• Focus on high value-added businesses, such as LNG, through integration with upstream segment and increasing sales in premium markets, on trading activities, through the enhancement of the physical and contractual assets in portfolio, as well as the development of our retail customer base.
• Re-engineering the business by streamlining logistics and cutting fixed expenses, in order to have it aligned to the changed market environment.

Overall, we intend to preserve our leading role in the European gas market and to generate euro 1.2 billion of EBITDA by the end of the plan period.
The main driver to recover profitability in the Company’s gas marketing business is the renegotiation of pricing and volume conditions of our supply contracts. In 2013, management finalized a round of renegotiations renewing pricing and volume terms of about 85% of gas supplies under long-term contracts which were worth euro 1.4 billion on the 2013 performance. However, these positive effects were not enough to absorb the severity of the trading environment. Management will seek to renegotiate the entire supply portfolio in order to align pricing terms with the market leveraging on the contractual principle so that Eni will be able to market the gas economically in the reference markets. We expect to close these renegotiations in 2014 and 2015 and to achieve benefits of around euro 2 billion per year on average in the next three years.
Management will also seek to recover profitability by strengthening our role of a global player in LNG trading where we have obtained solid profitability until now. Relevant aspect of this strategy will be the continuing optimization of our portfolio to re-direct volumes of LNG to Asia and the integration with our upstream operations by marketing equity gas, particularly with the start of the gas projects in Mozambique.
We will retain our large accounts by offering innovative solutions and develop our customer base in the retail market across Europe.
In addition, the Company intends to capture margins improvements by means of its enhanced optimization and trading activities by entering derivative contracts both in the commodity and the financial trading venues in order to capture possible favorable trends in market prices, within the limits set by internal policies and guidelines that define the maximum tolerable level of market risk, leveraging the size and uniqueness of Eni’s portfolio of contracts and transport capacities.
Finally we expect to generate saving of approximately euro 300 million p.a. by rationalizing logistics, by restructuring our foreign subsidiaries to eliminate unnecessary staff costs and by reorganizing back-office activities, IT, billings and other overhead costs, as well as tight control of working capital.

Gas Market trends

In the latest years competitive dynamics and the economics of the European gas sector have structurally changed reflecting reduced sales opportunities due to lower gas demand, expansion of renewable sources of electricity and use of coal on a large scale in firing power plants due to cost advantages, abundant supplies on the marketplace related to worldwide flows of LNG and continuing pipeline upgrades for importing natural gas from Algeria and Russia to Europe and other factors as the massive increase of shale gas production in the United States which substantially reduced the Country’s dependence on LNG imports.
On the one hand, high liquidity at the main European hubs for spot gas has favored the development of well-established market prices which have become the prevailing benchmark for bilateral selling contracts to European customers, particularly in the industrial and thermoelectric segments. In spite of the fact that worldwide LNG surplus has been absorbed by growing energy needs in Asia, spot prices in Europe have been affected by continuing weak trends in demand and rising competitive pressure leading to unrelenting price softness.
On the other side of the equation, European gas intermediaries have seen their profit margins squeezed by rising trends in costs of gas supplies that are indexed to the price of oil and its derivatives, as provided by pricing formulas in long-term supply contracts. In addition, minimum off-take obligations in connection with take-or-pay, long-term gas supply contracts and the necessity to minimize the associated financial exposure have forced gas operators to compete more aggressively on pricing in consideration of lower selling opportunities, with negative effects on selling prices, and hence profitability.
In 2013 gas demand continued its downward trajectory as it was down by 7 per cent. and 1 per cent. in Italy and Europe respectively, driven by the economic downturn and sharply lower gas consumption in the thermoelectric sector. While there are signs that demand may have finally bottomed by end of 2013, there is still little visibility on the evolution of gas demand due to the risks and uncertainties associated with a number of ongoing trends:
• uncertainties and volatility in the macroeconomic cycle; particularly the anticipated slow recovery of the economic activity in Europe will weigh on the prospects of any sustainable rebound in gas demand;
• EU policies intended on one hand to reduce greenhouse gas emissions which should negatively impact the consumption of coal in producing electricity to advantage of gas; on the other hand continuing subsides to promote the development of renewable energy sources might jeopardize a recovery in gas-fired thermoelectric production which management still considers to be potentially the main engine of growth in gas demand;
• real developments following announcements made by certain national governments in Europe to shut down nuclear plants;
• growing adoption of consumption patterns and life styles characterized by wider sensitivity to energy efficiency.

Against these ongoing trends, management has revised downward its estimates for gas demand: it is now assumed an almost flat demand environment in Italy and Europe up to 2017 compared to previous years’ assumptions made in the industrial plan 2013-2016 of a growth rate of 1.7-1.8%. It is worth mentioning that the projected levels of European gas demand in 2017 are significantly lower than the pre-crisis levels registered in 2008 as a result of weak fundamentals.
As a result of those drivers, we expect that market conditions will remain unfavorable in the gas sector in Italy and Europe for the foreseeable future. Looking beyond, there is still little visibility about future developments in the European gas sector. However we believe that a number of factors may help rebalance the European gas market. Those include: macroeconomic stability, renewed focus by European agencies on the role of

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gas in electricity production as source of clean energy, possible reductions in the role of nuclear energy in crucial Countries like Japan, Taiwan and in Europe might support long-term trends in gas demand. In addition, we foresee continuing growing energy needs from the developing economies of China, India	and other emerging Countries in East Asia, the Middle East and South America that will be covered by worldwide LNG streams. On the supply side, we expect a decline in production rates at European fields thus increasing the need for gas import requirements.
Any combination of those possible developments	could trigger a recovery in European gas prices and a market tightening. In such an environment, Eni’s competitive advantages given by a solid portfolio of gas contracts, access to infrastructures and storage capacity, innovative product offering and trading capabilities would drive significant upside potential.

Gas sales: 2013 and outlook

Gas sales by market (bcm)
2011	2012	2013

ITALY	34.68	34.78	35.86
Wholesalers	5.16	4.65	4.58
Gas release
Italian gas exchange and spot markets	5.24	7.52	10.68
Industries	7.21	6.93	6.07
Medium-sized enterprises and services	0.88	0.81	1.12
Power generation	4.31	2.55	2.11
Residential	5.67	5.89	5.37
Own consumption	6.21	6.43	5.93

INTERNATIONAL SALES	62.08	60.54	57.31

Rest of Europe	52.98	51.02	47.35
Importers in Italy	3.24	2.73	4.67
European markets	49.74	48.29	42.68
Iberian Peninsula	7.48	6.29	4.90
Germany/Austria	6.47	7.78	8.31
Benelux	13.84	10.31	8.68
Hungary	2.24	2.02	1.84
UK/Northern Europe	4.21	4.75	3.51
Turkey	6.86	7.22	6.73
France	7.01	8.36	7.73
Other	1.63	1.56	0.98

Extra European markets	6.24	6.79	7.35

E&P in Europe and in the Gulf of Mexico	2.86	2.73	2.61

WORLDWIDE GAS SALES	96.76	95.32	93.17

In 2013, Eni’s gas sales were 93.17 bcm, down by 2.3% from 2012. When excluding the effect of the divestment of Galp, gas sales were broadly in line with the previous year. Eni’s sales in the domestic market increased by 1.08 bcm driven by higher spot sales and by higher sales to importers in Italy (up 1.94 bcm). This positive trend was more than offset by lower volumes marketed in the main European markets (down 5.61 bcm, particularly in Benelux, the Iberian Peninsula and the UK) due to declining gas demand and competitive pressure. Higher sales outside Europe (up 0.56 bcm) were driven by increasing LNG sales in the Far East, particularly in Japan and Korea. Exploration & Production sales in Northern Europe and in the United States (2.61 bcm) declined by 0.12 bcm due to lower sales in the United State.
Looking forward, we expect flat to down gas	sales across the plan period due to weak demand, continuing oversupplies and strong competition.

Marketing strategy:
planned actions

Over the 2014-2017 period, Eni’s marketing strategy will focus on offering valuable services and other options to our clients across all our markets leveraging our multi-Country approach, a new trading platform, market expertise and a strong brand.
• In the B2B segment we will seek to retain our customers by offering advanced risk management solutions and other flexibilities also leveraging on the support of our enhanced optimization activities.
• We intend to maintain our leadership in

the Italian market by strengthening the customer base in the profitable segments of retail consumers and small and medium businesses, as well as expand our share in the retail markets in Europe.

Our efforts in the retail market will target to expand and to preserve the customer base in Italy and across our main European countries of presence. The main driver will be the development of the dual offer of gas and electricity, and the commercial penetration in France and the Benelux; for example we intend to launch the marketing of electricity in France. Value creation will be also supported by high standards of service, continuing innovation in processes, adoption of a wide range of sale channels to facilitate customers’ acquisition and retention with a strong focus on web channels, and economies of scale.

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Supply

Supply of natural gas (bcm)
2011	2012	2013	Change	% Ch.

Italy	7.22	7.55	7.15	(0.40)	(5.3)
Russia	21.00	19.83	29.59	9.76	49.2
Algeria (including LNG)	13.94	14.45	9.31	(5.14)	(35.6)
Libya	2.32	6.55	5.78	(0.77)	(11.8)
Netherlands	11.02	11.97	13.06	1.09	9.1
Norway	12.30	12.13	9.16	(2.97)	(24.5)
United Kingdom	3.57	3.20	3.04	(0.16)	(5.0)
Hungary	0.61	0.61	0.48	(0.13)	(21.3)
Qatar (LNG)	2.90	2.88	2.89	0.01	0.3
Other supplies of natural gas	6.16	5.43	3.63	(1.80)	(33.1)
Other supplies of LNG	2.23	2.09	1.58	(0.51)	(24.4)
Outside Italy	76.05	79.14	78.52	(0.62)	(0.8)
TOTAL SUPPLIES OF ENI’S CONSOLIDATED SUBSIDIARIES	83.27	86.69	85.67	(1.02)	(1.2)
Offtake from (input to) storage	1.79	(1.35)	(0.58)	0.77	..
Network losses, measurement differences and other changes	(0.21)	(0.28)	(0.31)	(0.03)	(10.7)
AVAILABLE FOR SALE BY ENI’S CONSOLIDATED SUBSIDIARIES	84.85	85.06	84.78	(0.28)	(0.3)
Available for sale by Eni’s affiliates	9.05	7.53	5.78	(1.75)	(23.2)
E&P volumes	2.86	2.73	2.61	(0.12)	(4.4)
TOTAL AVAILABLE FOR SALE	96.76	95.32	93.17	(2.15)	(2.3)

LNG

Eni operates in all phases of the LNG business: purchase, liquefaction, shipping, re-gasification and sale through operated activities or interests in joint ventures and associates. Eni’s presence in the business is

tied to the Company’s plans to develop its large gas reserve base in Africa and elsewhere in the world. The LNG business has been marginally impacted by the economic downturn and oversupply affecting the European gas market, as well as by structural modifications in the US market. LNG flexibility allowed to adapt the	business model to the new scenario and to increase the value of the commodity entering in new markets.
At present, we participate through our affiliates in a number of facilities located in Spain (re-gasification) and Egypt (liquefaction). The Company has also access to LNG supplies in

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Algeria and Qatar. Our main ongoing interest in the LNG business is the joint Pascagoula project with our Exploration & Production	business. The Pascagoula project is part of an upstream development project related to the construction of an LNG plant in Angola	designed to produce 5.2 mmtonnes of LNG (approximately 7.3 bcm/y) in order to monetize part of the Company’s gas reserves.

Power generation

Power stations
	Installed capacity as of December 31, 2013 (a)	Fully installed capacity (2017) (b)	Effective/planned start-up	Technology	Fuel

Power stations	(MW)	(GW)
Brindisi	1,321	1.3	2006	CCGT	Gas
Ferrera Erbognone	1,030	1.0	2004	CCGT	Gas/syngas
Livorno	199	0.2	2000	Power Station	Gas/fuel oil
Mantova	836	0.9	2005	CCGT	Gas
Ravenna	972	1.0	2004	CCGT	Gas
Taranto (c)	75	0.1	2000	Power Station	Gas/fuel oil
Ferrara	841	0.8	2008	CCGT	Gas
Bolgiano	30	0.1	2012	Power Station	Gas
Photovoltaic sites	4		2011-2015	Photovoltaic	Photovoltaic
	5,308	5.4

(a) Capacity available after completion of dismantling of obsolete plants. (b) Installed and operational generation capacity. (c) In October 2013, divested to Raffineria di Taranto (R&M).

International transport Eni owns capacity entitlements in an extensive network of high-pressure backbones which	enable the Company to ship natural gas produced in Russia, Algeria, the North Sea, including the Netherlands and Norway, and Libya in order to serve Italy and the other European markets.
The Company also participates to entities which manage the transport rights, the carriers, and	to entities which own and operate the pipelines, the pipeline owners. This business has provided a stable stream of operating profits in the latest years due to the fact that the transport capacity of the gas pipelines is booked by the shippers on a long-term basis.

Transport infrastructure
OUTSIDE ITALY	Lines (units)	Length of main line (km)	Diameter (inch)	Transport capacity (a) (bcm/y)	Transit capacity (b) (bcm/y)	Compression stations (No.)

TTPC (c) (Oued Saf Saf-Cap Bon)	2 lines of km 370	740	48	34.0	33.2	5
TMPC (c) (Cap Bon-Mazara del Vallo)	5 lines of km 155	775	20/26	33.5	33.5
GreenStream (Mellitah-Gela)	1 line of km 520	520	32	8.0	8.0	1
Blue Stream (Beregovaya-Samsun)	2 lines of km 387	774	24	16.0	16.0	1

(a) Includes both transit capacity and volumes of natural gas destined to local markets and withdrawn at various points along the pipeline.
(b) The maximum volume of natural gas which is input at various entry points along the pipeline and transported to the next pipeline.
(c) Entirely owned by an affiliate of the Tunisian State.

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Key performance indicators
2011	2012	2013

Employees injury frequency rate	(No. of accidents per million of worked hours)	1.96	1.08	0.31
Contractors injury frequency rate		3.21	2.32	1.68

Net sales from operations (a)	(euro million)	51,219	62,656	57,329
Operating profit		(273)	(1,296)	(1,517)
Adjusted operating profit		(539)	(321)	(482)
Adjusted net profit		(264)	(179)	(232)
Capital expenditure		866	842	619

Refinery throughputs on own account	(mmtonnes)	31.96	30.01	27.38
Conversion index	(%)	61	61	62
Balanced capacity of refineries	(kbbl/d)	767	767	787

Retail sales of petroleum products in Europe	(mmtonnes)	11.37	10.87	9.69
Service stations in Europe at year end	(units)	6,287	6,384	6,386
Average throughput per service station in Europe	(kliters)	2,206	2,064	1,828
Retail efficiency index	(%)	1.50	1.48	1.28

Employees at year end	(number)	7,591	7,125	6,942
Direct GHG emissions	(mmtonnes CO2 eq)	7.23	6.03	5.18
SOx emissions (sulphur oxide)	(ktonnes SO2 eq)	23.07	16.99	10.80
NOx emissions (nitrogen oxide)	(ktonnes NO2 eq)	6.74	5.87	4.51
Water consumption rate (refineries)/refinery throughputs	(cm/tonnes)	30.98	25.43	19.98
Biofuels marketed	(mmtonnes)	13.26	14.83	10.84
Customer satisfaction index	(likert scale)	7.74	7.90	8.10

(a) Before elimination of intragroup sales.

2013 Highlights

Financial and operating results
> The 2013 HSE performance was solid with all KPI improving sequentially: (i) the injury frequency rates down by 71.4% for employees and by 27.5% for contractors; (ii) emissions of GHG, SOx and NOx were lower due to energy saving measures and increasing use of natural gas to replace fuel oil; (iii) the water consumption rate down by 21%.
> The net loss was sharply lower at euro 232 million, down by 30%, caused by plunging refining margins due to weak demand and overcapacity, the effects of which were exacerbated by shrinking price differentials between light and heavy crudes due to lower heavy crudes supplies in the Mediterranean area. The negative trading environment was partly counteracted by efficiency and optimization gains. Marketing results declined due to lower sales related to the	declining demand for fuels and mounting competitive pressure.
> 2013 refining throughputs were 27.38 mmtonnes, down by 8.8% from 2012. In Italy, processed volumes decreased (down 9.4%) due to the planned shutdown of the Venice Refinery following the Green Refinery project and in all the remaining plants due to their downsizing on the back of declining refining margins. Outside Italy, Eni’s refining throughputs decreased by 5.9% in particular in the Czech Republic.
> In 2013, retail sales in Italy of 6.64 mmtonnes decreased by 15.2% from 2012. This decline was driven by the current economic downturn and increased competitive pressure. In 2013 Eni’s average retail market share was 27.5% decreasing by 3.7 percentage points from 2012 when sales volumes benefited from the effect	of a promotional campaign made during the summer weekends.
> Retail sales in the Rest of Europe of 3.05 mmtonnes are substantially unchanged from 2012 (up 0.3%) due to higher volumes marketed in Germany and Austria, offset by lower sales in the Czech Republic and Hungary.
> Capital expenditure amounting to euro 619 million related mainly to refining, supply and logistics (euro 444 million) to improve flexibility and yields, in particular at the Sannazzaro Refinery, and marketing activities for upgrading the retail distribution network (euro 175 million).
> In 2013 total expenditure in R&D in the Refining & Marketing Division amounted to approximately euro 33 million, net of general and administrative costs. In the year 6 patent applications were filed.

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Eni in 2013 Business review / Refining & Marketing

Strategies

Eni’s Refining & Marketing segment engages in the supply of crude oil, refining and marketing of refined products, trading and shipping of crude oil and refined products primarily in Italy and in Central-Eastern Europe. In Italy, Eni is the largest refining and marketing operator in terms of capacity and market share. The Company’s operations are fully integrated through refining, supply, trading, logistics and marketing so as to maximize cost efficiencies and effectiveness of operations.
Our Refining & Marketing business has delivered poor results in the latest years driven by an industry downturn. Unit margins on the processing of crude oil have been squeezed by declining demand for fuels on the back of the economic recession, overcapacity and increasing competition due to imported product streams coming from Russia, the Middle East and the United States, as well as other cost disadvantages of European refiners compared to other geographic locations. Therefore, pressured by weak fundamentals, prices of refined products have lagged behind trends in crude feedstock costs and oil-linked energy expenses. At the same time our complex processes have been suffering from narrowing spreads between sweet and sour crudes due to reduced supplies of the latter in the Mediterranean area.

Over the next four years of the industrial plan, management does not see any meaningful improvement in the trading environment as we expect that excess capacity, weak demand and continuing competitive pressure continue to hurt our profitability. The ongoing economic downturn is anticipated to weigh on the recovery of demand for fuels, while high costs of the crude oil feedstock and energy utilities will continue squeezing refining margins. On the supply side, it is unlikely that ongoing capacity rationalization will help to absorb product surpluses on the short-term.
Also retail and wholesale marketing activities of refined products will be affected by sluggish demand and product oversupply that are expected to trigger pricing competition.

Our priority in the Refining & Marketing segment is to restore profitability against the backdrop of weak industry fundamentals. We plan to further reduce and restructure refining capacity in order to reduce our exposure to the commodity risk and to implement a number of efficiency and cost reduction initiatives, energy saving and optimization of plant operations to drive margin expansions.
Our strategic guidelines are:
• To reduce refining capacity.
• To make selective capital projects for developing bio-fuels, upgrading refinery	complexity and the safety and reliability of our assets.
• To enhance the profitability of our retail network by closing down marginal outlets and continuing upgrading of our modern and most efficient service stations.
• To improve service quality and client retention and non-oil profit contribution taking into account a weak outlook for fuel consumption.
• To grow selectively in target European markets and divest marginal assets.

In the four-year period, management plans to make capital expenditure amounting to euro 2.5 billion carefully selecting capital projects. The main expenditure will regard the conversion of the Venice refinery into a biofuel plant, continuous refinery upgrade as well as to improve plant efficiency and reliability. Retail activities will attract some 25% of the planned expenditure which will be mainly directed to upgrade and modernize our service stations in Italy and in selected European Countries, and to complete the network rebranding.
Based on the planned initiatives, management expects Eni’s refining and marketing operations to break even in the next four-year period assuming that the trading environment remains as unfavorable as in 2013.

Refining

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Eni in 2013 Business review / Refining & Marketing

> Planned actions
In 2013, Eni’s refining system had total refinery capacity (balanced with conversion capacity) of approximately 39.3 mmtonnes (equal to 787 kbbl/d) and a conversion index of 62%. Conversion index is a measure of refinery complexity. The higher is the index, the wider is the spectrum of crude qualities and feedstock that a refinery is able to process thus enabling it to benefit from the cost economies which the Company generally expects to achieve as certain qualities of crude (particularly the heavy ones) may be traded at discount with reference to the light crude Brent benchmark. Eni’s five 100% owned refineries have balanced capacity of 28.7 mmtonnes (equal to 574 kbbl/d), with a 64% conversion index. In 2013, Eni’s refineries throughputs in Italy and outside Italy was 27.38 mmtonnes.
Against the backdrop of a weak refining scenario, management has progressively reduced the Company’s exposure to the commodity risk by cutting refining capacity by around 13% and we are planning to achieve a further 22% reduction along the plan period by closing marginal lines and through the full conversion of the Venice refinery into a facility which will be able to process biofuels. In addition we will use all available levers to improve operations efficiency and profitability by:
• pursuing better integration of refineries and logistic assets and seeking synergies with the Exploration & Production segment to monetize equity crudes and proprietary technologies;
• maximizing refinery flexibility to quickly respond to market changes and exploiting the availability of any crude qualities;
• achieving energy efficiency initiatives;
• rationalizing logistic costs and implementing other cost-saving measures involving maintenance, labor and other fixed plant expenses;
• strictly selecting capital expenditure; and
• boosting margins leveraging on risk management activities.

> Our assets

ITALY
Eni’s refining system in Italy is composed of five wholly-owned refineries and a 50% share in the Milazzo refinery in Sicily.
Sannazzaro Refinery has balanced refining capacity of 190 kbbl/d and a conversion index of 72.8%. Management believes that this site is one of the most efficient refineries in Europe. Located in the Po Valley, it mainly supplies markets in North-Western Italy and Switzerland. The high flexibility and conversion capacity of this refinery allows it to process a wide range of feedstock. From a logistical standpoint this refinery is located on the route of the Central Europe Pipeline, which links the Genoa terminal with French-speaking Switzerland. This refinery contains two primary distillation plants and relevant facilities, including three desulphurization units. Conversion is obtained through a fluid catalytic cracker (FCC), two hydrocrackers (HdC), the last unit entered into operations in June 2009, which enables middle distillate conversion and a visbreaking thermal conversion unit with a gasification facility loaded with heavy residue from visbreaking unit (tar) to produce syn-gas to feed the nearby EniPower power plant at Ferrera Erbognone. In 2013 a new conversion unit started operations based on the proprietary EST technology (Eni Slurry Technology). This conversion plant with a 23 kbbl/d capacity is designed to process extra heavy crude with high sulphur content yielding a high rate of middle distillates and reduced fuel oil. Furthermore, Eni is developing a conversion technology called Slurry Dual Catalyst (an evolution of EST), based on a combination of two nano-catalysts, which could lead to a breakthrough in the EST process, improving efficiency and product quality.
Another important project is a proprietary process which is being tested to economically produce hydrogen on the basis of a SCT-CPO (Short Contact Time-Catalytic Partial Oxidation) reforming technology, which may be able to produce synthetic gas (carbon monoxide and hydrogen) from gaseous and liquid hydrocarbons (also derived from biomass).
Taranto Refinery has balanced primary refining capacity of 120 kbbl/d and a conversion index of 72%. This refinery can process a wide range of crudes and other feedstock. It processes most of the oil produced in Eni’s Val d’Agri fields (2.87 mmtonnes in 2013) and transported to Taranto through the Monte Alpi pipeline. Complex cycles are achieved through a Residue Hydroconversion Unit (RHU) - Hydrocracking process and a "Two Stage" Visbreaking - Thermal Cracking unit.
Gela Refinery has balanced primary refining capacity of 100 kbbl/d and a conversion index of 142%. Gela refinery represents an upstream integrated pole with the production of heavy crude oil obtained from nearby Eni fields in Sicily, while downstream it is integrated with Eni’s nearby petrochemical plants. Located on the Southern coast of Sicily, it mainly produces fuels for	automotive use and other feedstock. Its high conversion level is ensured by a catalytic cracking unit integrated with go finer for feedstock upgrading and two coking plants enabling conversion of heavy residues topping or vacuum residues. The power plant of this refinery also contains modern fume treatment plants (so-called SNOx) which allow full compliance with the tightest environmental standards, removing almost all sulphur and nitrogen composites coming from the coke burning-process. The Gela refinery is undergoing a revamping plan which is designed to increase the production of gasoil, to convert the go finer unit into a hydrocracking facility and to shut down the production of gasoline and chemical feedstock with the aim of restoring the plant profitability. The project will also involve the closure of Eni’s adjacent polyethylene production.

OUTSIDE ITALY
In Germany, Eni holds an 8.3% interest in the Schwedt refinery and a 20% interest in Bayernoil, an integrated pole that includes Vohburg and Neustadt refineries. Eni’s refining capacity in Germany amounts to approximately 60 kbbl/d, mainly used to supply Eni’s distribution network in Bavaria and Eastern Germany.
Eni holds a 32.4% stake in Ceska Rafinerska, which owns and operates two refineries in the Czech Republic, Kralupy and Litvinov. Eni’s share of balance refining capacity is about 53 kbbl/d.

> Operational efficiency and
       environmental performance
Eni intends to continue pursuing high levels of operational efficiency and environmental performance at its refineries. Our targets in environmental sustainability include energy saving projects aimed at cutting GHG emissions and the use of fresh water in plant operations; in particular in the four-year period Eni intends to increase plants’ efficiency and to reach energy savings for a total of 114 ktoe/y. The water reuse projects planned at the Gela and Sannazzaro plants are expected to save up to 5 mmcm/y of water. In addition, Eni’s initiatives in the Research and Development field intend to field test the T-Sand and Zero-Waste technologies by the end of the plan period and to design technological solutions to process second generation biomasses for the production of Biofuels at the Venice’s Refinery.

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Eni in 2013 Business review / Refining & Marketing

Logistics

Eni is a primary operator in storage and transport of petroleum products in Italy with its logistical integrated infrastructure consisting of 18 directly managed storage sites and a network of petroleum product pipelines for products sale and storage of LPG and crude. Located in the Vado Ligure-Genova (Petrolig), Arquata Scrivia (Sigemi), Venice (Petroven), Ravenna (Petra) and Trieste (DCT) sites, they reduce logistic costs, and increase efficiency.
Eni’s logistic model is based on a hub structure covering five main areas. These hubs monitor and centralize products flows in order to lower collection and delivery costs. Eni holds five partnerships with major Italian operators.

Marketing

Eni is a leader in the Italian retail market of refined products with a 27.5% market share, down by 3.7 percentage points from 2012 when sales volumes benefited of the effect of a promotional campaign made during the summer weekends ("riparti con eni").

In the Marketing activity management intends to preserve profitability by:
• preserving our marketing margins at our Italian outlets by rationalizing and divesting marginal service stations and continuously upgrading our best plants and developing new revenues streams from non oil activities and other services to the driver;
• preserving our customer base by effective marketing actions, fidelity cards, cross initiatives with other operators (food distributors, telecoms, etc.), rolling out our "eni" brand and service excellence;
• boosting margins by increasing the number of fully automated outlets; and
• selectively growing our market share in European markets and divesting from marginal areas.
Outside Italy, we intend to selectively develop our activities.

In 2013, Eni’s retail network in Italy consisted of 4,762 service stations, 18 stations less than at December 31, 2012 (4,780 service stations), resulting from the negative balance of the closing of service stations with low throughput (51 units), the release of one motorway concession, partially offset by the positive contribution of acquisitions/releases of lease concessions (34 units).

In 2013, retail sales in Italy of 6.64 mmtonnes decreased by approximately 1.19 mmtonnes or 15.2% from 2012, driven by lower consumption of gasoil and gasoline, in particular at highway service stations reflecting the decline in freight transportation and high competitive pressure. Average gasoline and gasoil throughputs (1,657 kliters) decreased by approximately 318 kliters from 2012.

Co-marketing
Starting in 2013, Eni has been signing a number of agreements with its partners active in the sectors of large distribution, telecommunications and clothing, in order to give appreciable rewards to the Eni’s customers who are participating to our loyalty programs. By these initiatives, Italian customers are returned part of the value of the purchased amounts of fuels, which can be used to reduce the purchase costs of food and other large consumption goods. In 2013 Eni issued 4 million of discount codes, 1.6 million of which were utilized, for the total of 40 million of liters sold.

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Eni in 2013 Business review / Refining & Marketing

> Retail - outside Italy
Eni’s strategy in the rest of Europe is focused on selectively growing its market share, particularly in Germany, Austria and France leveraging on the synergies ensured by the proximity of these markets to Eni’s production and logistic facilities. We plan to divest from other area which are lacking growth and profitability prospects.
In 2013, retail sales in the Rest of Europe of 3.05 mmtonnes registered a slight increase compared to 2012 (up by 0.3% or 10 ktonnes). Higher volumes marketed in Germany and Austria were almost completely offset by lower sales in the Czech Republic and Hungary. At December 31, 2013 Eni’s retail network in the Rest of Europe consisted of 1,624 service stations, with an increase of 20 units from December 31, 2012 (1,604 service stations).
The key markets of Eni’s presence are: Austria with a 11.9% market share, Hungary with 11.7%, Czech Republic with 9.8%, Slovakia with 9.7%, Switzerland with 7.3% and Germany with a 3.2% on national basis.

> Non-oil
Non-oil activities have become an integral part of our retail business. We have been upgrading our offer of non-oil products and services by carefully selecting our partners and improving quality and reach of the offer. Our most important service stations in Italy are equipped with franchised outlets, which market a wide range of food items, services and other merchandise.

In 2013, Eni continued its engagement in enriching the offer of non-oil products and services in Eni’s service stations in Italy by developing the following franchised chains:
- "enicafè&shop", which is a chain of 659 coffee shops and stores, set-up according innovative format through the upgrading of the pre-existing shops and stores, where food as well as other products and services (such as wi-fi connection) are marketed;
- "eni wash", which is a format deployed at 280 stations areas, which provides for car washing with no-scratch brushes of latest generation. The offer "eni wash" allows choosing one of the three types of self-service wash with the same price in all Italy;
- "enishop24", which is a vending machine format deployed at 620 stations. It’s a self-service area with 2 or 3 vending machines where the customers can buy food, beverage products as well as personal care products.

> Wholesale and other businesses
Fuels
Eni markets gasoline and other fuels on the wholesale market in Italy, including diesel fuel for automotive use and for heating purposes, for agricultural vehicles and for vessels and fuel oil. Major customers are resellers, agricultural users, manufacturing industries, public utilities and transports, as well as final users (transporters, condominiums, farmers, fishers, etc.). Eni provides its customers with its expertise in the area of fuels with a wide range of products that cover all market requirements. Along with traditional products provided with the high quality Eni standard, there is also an innovative low environmental impact line, which includes AdvanceDiesel especially targeted for heavy duty public and private transports. Customer care and product distribution is supported by a widespread commercial and logistical organization presence all over Italy and articulated in local marketing offices and a network of agents and distributors.
In 2013, wholesale sales in Italy (8.37 mmtonnes) declined by approximately 253 ktonnes, or 2.9%, mainly due to declining sales of bunkering and bitumen due to lower demand, almost completely offset by higher sales of fuel oil and minor products.

LPG
In Italy, Eni is leader in LPG production, marketing and sale with 619 ktonnes sold for heating and automotive use equal to a 20.8% market share. An additional 257 ktonnes of LPG were marketed through other channels mainly to oil companies and traders. LPG activities in Italy are supported by direct production, availability from 5 bottling plants and 3 owned storage sites. Outside Italy, LPG sales in

2013 amounted to 510 ktonnes of which 398 ktonnes in Ecuador where LPG market share is around 37.8%.

Lubricants
Eni operates six (owned and co-owned) blending plants, in Italy, Europe, North and South America and the Far East. With a wide range of products composed of over 650 different blends, Eni masters international state-of-art know-how for the formulation of products for vehicles (engine oil, special fluids and transmission oils) and industries (lubricants for hydraulic systems, industrial machinery and metal processing). In Italy, Eni is leader in the manufacture and sale of lubricant bases. Base oils are manufactured primarily at Eni’s refinery in Livorno. Eni also owns one facility for the production of additives and solvents in Robassomero. In 2013, retail and wholesale sales in Italy amounted to 94 ktonnes with a 23.6% market share. Eni also sold approximately 3 ktonnes of special products (white oils, transformer oil and anti-freeze fluids). Outside Italy sales amounted to approximately 170 ktonnes, of these about 40% were registered in Europe.

Oxygenates
Eni, through its subsidiary Ecofuel (100% Eni’s share), sells approximately 1 mmtonnes/y of oxygenates, mainly ethers (approximately 2.7% of world demand) and methanol (approximately 0.6% of world demand). About 72% of oxygenates are produced in Eni’s plants in Italy (Ravenna), in Venezuela (in joint venture with Pequiven) and Saudi Arabia (in joint venture with Sabic) and the remaining 28% is bought and resold. Eni distributes bio-ETBE in the Italian market in compliance with the new legislation indicating minimum content of biofuels.

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Eni in 2013 Business review / Versalis

Key performance indicators
2011	2012	2013

Employees injury frequency rate	(No. of accidents per million of worked hours)	1.47	0.76	0.76
Contractors injury frequency rate		4.60	1.67	0.30

Net sales from operations (a)	(euro million)	6,491	6,418	5,859
Intermediates		2,987	3,050	2,709
Polymers		3,299	3,188	2,933
Other sales		205	180	217
Operating profit		(424)	(681)	(725)
Adjusted operating profit		(273)	(483)	(386)
Adjusted net profit		(206)	(395)	(338)
Capital expenditure		216	172	314

Production	(ktonnes)	6,245	6,090	5,817
Sales of petrochemical products		4,040	3,953	3,785
Average plant utilization rate	(%)	65.3	66.7	65.3

Employees at year end	(number)	5,804	5,668	5,708
Direct GHG emissions	(mmtonnes CO2 eq)	4.12	3.69	3.66
NMVOC (Non-Methane Volatile Organic Compound) emissions	(ktonnes)	4.18	4.40	3.93
SOx emissions (sulphur oxide)	(ktonnes SO2 eq)	3.17	2.19	1.53
NOx emissions (nitrogen oxide)	(ktonnes NO2 eq)	4.14	3.43	3.29
Recycled/reused water	(%)	81.9	81.6	86.2

(a) Before elimination of intragroup sales.

2013 Highlights

Performance of the year
> In 2013, the contractors injury frequency rate was down by 81.9% from 2012. The employees injury frequency rate remained unchanged.
> In 2013 emissions of Greenhouse gas improved from 2012 particularly at the Mantova site for NOx, and NMVOC as well as at the Dunkerque site for SOx and NMVOC. Recycled/reused water rate improved, up to 86.2%.
> In 2013 the adjusted net loss of euro 338 million improved by euro 57 million from 2012.
> Sales of petrochemical products were 3,785 ktonnes, down by 168 ktonnes, or 4.2% from 2012, due to lower commodity demand.
> Production volumes were 5,817 ktonnes, decreasing by 273 ktonnes, or 4.5% from 2012, due to declining demand in all businesses. The steepest decline was reported in elastomers and polyethylene.
> In 2013 overall expenditure in R&D amounted to approximately euro 39 million in line with the previous year. 10 patent applications were filed, one of which jointly with E&P.	Business development and sustainability initiatives
> As part of the expansion strategy in the bioplastic sector and diversification from the commodity business, Versalis signed strategic partnerships with major operators in the field of biotechnology and rubber:
• with Genomatica, for the establishment of a technology joint venture for bio-based butadiene production from non-food biomass. The resulting process will be licensed across Europe, Asia and Africa by the newly-created joint venture. Versalis will invest over $20 million in the development of process technologies and aims to be the first to license the process and build commercial plants;
• with Pirelli, a Memorandum of Understanding for joint research project for the use of guayule-based natural rubber in tyre production;
• with Yulex Corporation, an agricultural-based biomaterials company, for a project of guayule-based biorubber	production and a launch of industrial production complex in Southern Europe. The partnership will cover the entire manufacturing chain. Versalis will manufacture materials for various applications, with a final goal of the optimization of the productive process in the tyre industry;
• with South Korean company Lotte Chemical, Versalis established a 50:50 joint venture, while with Malaysian company Petronas, Versalis signed a shareholders agreement. The agreements concern the development of joint production of styrene and elastomers, as part of the expansion process in the growing South-East Asian markets;
• with Neville Venture, Versalis signed an agreement of strategic partnership for the production of hydrocarbon resins at the Priolo plant and finalized a license agreement related to the resins production for various applications such as adhesives, inks, coatings and rubber;

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Eni in 2013 Business review / Versalis

• with Elevance Renewable Sciences Inc., a United States chemical company, specialized in production of chemicals from vegetable oils, with a significant value added, Versalis signed a Memorandum of Understanding (MoU) for establishing a strategic partnership, in order to jointly develop and scale a new technology for a production from vegetable oils, aiming at developing and scaling of new catalysts. The market applications of the future production will be specialties with a significant added	value such as personal care products, detergents and cleaners, bio-lubricants and oilfield chemicals.
> In the field of Green Chemistry, Versalis continued with the requalification of the hub of Porto Torres, in order to replace the traditional activities of the site with activities characterized by significant perspectives of future growth, by realizing the products with an elevated biodegradability and/or produced from row materials obtained from renewable sources. In 2013, Versalis completed the initiatives	of restructuration and reorganization of the distribution network and storage at the Matrìca plant.
> In February 2014, Versalis reached an important agreement on the project of transformation and relaunch of the Porto Marghera site to redesign production facilities and regain competitiveness. Versalis expects to invest euro 200 million in Porto Marghera focused on the optimization and reorganization of cracker utilities, with significant energy savings, and on the new initiative of Green Chemistry.

Strategies

The chemical industry is subject to fluctuations in demand in response to macroeconomic cycles, leading to volatile results of operations and cash flow. It is a highly competitive industry due to lack of entry barriers, product commoditization and excess capacity, which may exacerbate the impact of any demand downturns on the results reported by our Chemicals business. Eni’s chemical operations have been accumulating operating losses and negative cash flow over the latest years driven by structural headwinds in the industry and increasing competition from Asian companies and the petrochemical arm of national oil companies based in the Middle East which can leverage on long-term competitive advantages in terms of lower operating costs and cheaper feedstock costs.
On the back of this scenario, management intends to recover profitability by progressively reducing the exposure to loss making commodity chemicals by further restructuring and closing unprofitable plants and units and other efficiency initiatives, while at the same time developing innovative and niche productions. To reshape the products portfolio, Versalis is refocusing on niche segments leveraging on competitive advantages driven by proprietary technologies and on the business of green chemicals in order to capture opportunities for growth and profitability. Management believes that these planned initiatives to turnaround the business will be able by the end of the plan period to offset structural headwinds in our legacy basic petrochemicals and plastic businesses as we expect to break-even by the end of the plan horizon, assuming no improvement in the scenario.

Business areas

> Intermediates
Intermediates petrochemicals comprise a wide range of basic chemicals used as feedstock for manufacturing commodities with widespread industrial applications such as polyethylene, polypropylene, PVC and polystyrene. They also include petrochemical intermediates that converge, in turn, into a range of other productive processes: plastics, rubbers, fibers, solvents and lubricants.
Intermediates revenues (euro 2,709 million) decreased by euro 341 million from 2012 (down by 11.2%) reflecting decreased volumes sold (down by 4.2%) and average unit prices (down by 1.9%), with different trends in each business: in the olefins sales volumes of ethylene decreased (down 4%) due to the planned standstill at the Priolo plant and lower consumption, with prices slightly decreasing compared to the previous year, while butadiene volumes reported a sharp decrease (down by 38%) driven by the weakness of elastomers market and the reduced average prices by 23% reflecting the consumption crisis. Intermediates production (3,462 ktonnes) registered a decrease from 2012 (down by 133 ktonnes, or 3.7%) due to reductions in olefins (down 5.7%) and in derivatives (down 2.4%) driven by lower utilization of Priolo cracking plant and lower production of butadiene (down 10.3%) affected by the planned facility downtimes at the Brindisi and Ravenna plants.

> Polymers
Versalis manufactures: (i) Polyethylene that accounts for 40% of the total volume of world production of plastic materials. It is a basic plastic material, used as a raw material by companies that transform it into a range of finished goods; (ii) Styrenics, which are polymeric materials based on styrenes that are used in a very large number of sectors through a range of transformation technologies. The most common applications are for industrial packaging and in the food industry, small and large electrical appliances, building isolation, electrical and electronic devices, household appliances, car components and toys; (iii) Elastomers, which are polymers characterized by high elasticity that allow them to regain their original shape even after having been subjected to extensive deformation. Versalis has a leading position in this sector and produces a wide range of products for the following sectors: tyres, footwear, adhesives, building components, pipes, electrical cables, car components and sealings, household appliances; they can be used as modifiers for plastics and bitumens, as additives for lubricating oils (solid elastomers); paper coating and saturation, carpet backing, molded foams, adhesives (synthetic latex). Versalis is one of the world’s major producers of elastomers and synthetic latex.
Polymers revenues (euro 2,933 million) decreased by euro 255 million from 2012, or by 8%, due to average unit prices decreasing by 19% and lower elastomers sale volumes (down by 9.7%) due to the significant decrease in demand from the tyre and automotive industry. This negative performance was partly offset by higher average prices of styrene (up 7.5%) and polyethylene (up 1%) mainly registered in the last part of 2013. Polymer production (2,356 ktonnes) decreased by 140 ktonnes from 2012 (down 5.6%), due mainly to a decline in production at the Ravenna plant and at English sites (Hythe and Grangemouth) reflecting market dynamics.

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Eni in 2013 Business review / Engineering & Construction

Key performance indicators
2011	2012	2013

Employees injury frequency rate	(No. of accidents per million of worked hours)	0.44	0.54	0.46
Contractors injury frequency rate		0.21	0.17	0.10
Fatality index	(No. of fatalities per 100 per million of worked hours)	1.82	0.93	2.01

Net sales from operations (a)	(euro million)	11,834	12,771	11,611
Operating profit		1,422	1,442	(83)
Adjusted operating profit		1,443	1,474	(84)
Adjusted net profit		1,098	1,111	(253)
Capital expenditure		1,090	1,011	902

Orders acquired	(euro million)	12,505	13,391	10,653
Order backlog		20,417	19,739	17,514

Employees at year end	(number)	38,561	43,387	47,209
Employees outside Italy rate	(%)	86.5	88.1	89.1
Local managers rate		43.0	41.3	41.3
Local procurement rate		56.4	51.8	51.1
Healthcare expenditure	(euro million)	32	21	22
Security expenditure		51	82	85
Direct GHG emissions	(mmtonnes CO2 eq)	1.32	1.54	1.54

(a) Before elimination of intragroup sales.

2013 Highlights

Performance of the year
> In 2013 the injury frequency rate for employees and contractors declined from 2012 (by 14.8% and 41.1%, respectively). In 2013, Eni continued its commitment in education and training for employees and contractors in the field of health and security, with the initiatives such as "Leadership in Health and Safety", "Working at height and Confined Space" as well as the use of dedicated HSE training portal and individual protection equipment.
> In 2013 procurement amounted to euro 9,066 million, 51.1% of which referred to local procurement.	> Health and safety expenditure registered an increase (totally up by 4% from 2012). In particular, the expenditure for individual protection equipment increased by 30% and the expenditure for safety training increased by 10%.
> In 2013, adjusted net loss amounted to euro 253 million (down by euro 1,264 million from the adjusted net profit of euro 1,111 million reported in 2012). This result reflected operating and marketing difficulties encountered in the first half of 2013, which led management to revise the profit margin estimates for important orders, in particular for the construction of onshore industrial complexes.	> Orders acquired amounted to euro 10,653 million (euro 13,391 million in 2012) 94% of which relating to the works outside Italy, while 14% orders from Eni Companies.
> Order backlog amounted to euro 17,514 million at December 31, 2013 (euro 19,739 million at December 31, 2012), of which euro 9,244 million to be fulfilled within 2014.
> In 2013 overall expenditure in R&D amounted approximately to euro 15 million, in line with the previous year. 14 patent applications were filed.
> Capital expenditure amounted to euro 902 million (euro 1,011 million in 2012), mainly regarded the upgrading of the drilling and construction fleet.

Strategies

Through Saipem, a subsidiary listed on the Italian Stock Exchange (Eni’s interest is 42.91%), and Saipem’s controlled entities, Eni engages in engineering and construction, as well as offshore and onshore drilling targeting the oil&gas industry. In those markets Saipem boasts a

strong competitive position, particularly in executing large, complex EPC contracts for the construction of offshore and onshore facilities and systems to develop hydrocarbons reserves as well as LNG, refining and petrochemicals plants, pipeline layering and offshore and onshore drilling services. The Company owes its market position to technological and operational	skills which we believe are acknowledged in the marketplace due to its capabilities to operate in frontier areas and complex ecosystems, efficiently and effectively managing large projects, engineering competencies and availability of technologically-advanced vessels and rigs which have been upgraded in recent years through a large capital expenditure plan.

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Eni in 2013 Business review / Engineering & Construction

Despite the above mentioned factors, the Engineering & Construction segment faced sharply lower profitability in 2013 compared to 2012 due to a slowdown in business activities and large losses which were recorded at certain contract works due to a worsening trading environment and customer relationship and management issues. The sharp contraction in profitability negatively impacted the share performance of our listed subsidiary Saipem. The business underwent profound operational and organizational changes, a more selective commercial strategy was adopted and a new management team was put in place.
We believe that 2014 will be a transitional year with a recovery in profitability, the degree of which relies upon effective execution of operational and commercial activities at low-margin contracts still present in the current portfolio, in addition to the speed at which bids underway will be awarded.
Looking forward, management believes that the business remains well positioned to return to revenue and profitability growth in the medium term leveraging on technologically-advanced assets and competencies in engineering and project management and execution of large and complex oil and gas development.

> Engineering & Construction Offshore
Saipem is well positioned in the market of large, complex projects for the development of offshore hydrocarbon fields leveraging on its technical and operational skills, supported by a technologically-advanced fleet, the ability to operate in complex environments, and engineering and project management capabilities acquired on the marketplace over recent years. Saipem intends to consolidate its market share strengthening its EPIC oriented business model and leveraging on its satisfactory long-term relationships with the major oil companies and National Oil Companies ("NOCs"). Higher levels of efficiency and flexibility are expected to be achieved by reaching the technological excellence and the highest economies of scale in its engineering hubs employing local resources in contexts where this represents a competitive advantage, integrating in its own business model the direct management of construction process through the creation of a large construction yard in South-East Asia and revamping/upgrading its construction fleet. Over the next years, Saipem will invest in the new construction yard in Brazil to be completed in 2014, fleet maintenance/substitutions, major upgrades on offshore fleet, equipment for the execution of awarded/expected projects and development plans in strategic areas.
In 2013 revenues amounted to euro 5,094 million, decreasing by 2.2% from 2012, due to lower levels of activity in the North Sea, Kazakhstan and Australia. Orders acquired amounted to euro 5,777 million (euro 7,477 million in 2012).
Among the main orders acquired in 2013 were:
(i) EPCI contract on behalf of Total Upstream Nigeria Ltd, for the development of the Egina field in Nigeria regarding engineering, procurement, fabrication, installation and pre-commissioning of subsea pipelines for oil and gas production and gas export, flexible jumpers and umbilicals;
(ii) a contract on behalf of Burullus Gas Co for the development of the West Delta Deep Marine - Phase IXa Project, for the installation of subsea facilities.

> Engineering & Construction Onshore
In the Engineering & Construction onshore construction business, Saipem is one of the largest operators on turnkey contract base at a worldwide level in the oil&gas segment, especially through the acquisition of Snamprogetti. Saipem operates in the construction of plants for hydrocarbon production (extraction, separation, stabilization, collection of hydrocarbons, water injection) and treatment (removal and recovery of sulphur dioxide and carbon dioxide, fractioning of gaseous liquids, recovery of condensates) and in the installation of large onshore transport systems (pipelines, compression stations, terminals). Saipem preserves its own competitiveness through its technology excellence granted by its engineering hubs, its distinctive know-how in the construction of projects in the high-tech market of LNG and the management of large parts of engineering activities in cost efficient areas. In the medium term, underpinning upward trends in the oil service market, Saipem will be focused on taking advantage of the opportunities arising from the market in the plant and pipeline segments leveraging on its solid competitive position in the realization of complex projects in the strategic areas of Middle-East, Caspian Sea, Northern and Western Africa and Russia.

In 2013 revenues amounted to euro 4,619 million, decreasing by 24.4% from 2012, due to lower levels of activity in Eastern and Western Africa as well as in the Middle East. Orders acquired amounted to euro 2,566 million (euro 3,972 million in 2012).
Among the main orders acquired were:
(i) the EPC contract on behalf of Dangote Fertilizer for the realization of a new ammonia and urea production complex to be realized in Edo State, Nigeria;
(ii) the EPC contract on behalf of Star Refinery AS, for the realization of Socar Refinery in Turkey, encompassing the engineering, procurement and construction of a refinery and three crude refinery jetties.

> Offshore drilling
Saipem is the only engineering and construction contractor that provides also offshore and onshore drilling services to oil companies. In the offshore drilling segment Saipem mainly operates in West Africa, the North Sea, Mediterranean Sea and the Middle East and boasts significant market positions in the most complex segments of deep and ultra-deep offshore, leveraging on the outstanding technical features of its drilling platforms and vessels, capable of drilling exploration and development wells at a maximum depth of 9,200 meters. In parallel, investments are ongoing to renew and to keep up the production capacity of other fleet equipment (upgrade equipment to the characteristics of projects or to clients’ needs and purchase of support equipment).
In 2013 revenues amounted to euro 1,177 million, increasing by 8.1% from 2012. Revenues deriving from the entry in full activity of the semisubmersible rigs Scarabeo 8, Scarabeo 3 and Scarabeo 6 and the beginning of operations of Ocean Spur vessels.
Orders acquired amounted to euro 1,401 million (euro 1,025 million in 2012). Among the main orders acquired were: (i) five-year contract extension with Eni for the charter of the drillship Saipem 10000 starting from the third quarter of 2014 for worldwide drilling activity operations; (ii) one-year contract extension on behalf of IEOC, for the utilization of the semi-submersible Scarabeo 4 in Egypt.

> Onshore drilling
Saipem operates in this area as a main contractor for the major international oil companies and NOCs executing its activity mainly in South America, Saudi Arabia, North Africa and, at a lower extent, in Europe. In this area Saipem can leverage its knowledge of the market, long-term relations with customers and synergies and integration with other business areas. Saipem boasts a solid track record in remote areas (in particular in the Caspian Sea), leveraging on its own operational skills and its ability to operate in complex environments.

In 2013 revenues amounted to euro 721 million, slightly decreasing from 2012.
Orders acquired amounted to euro 909 million (euro 917 million in 2012). Among the main orders acquired were: (i) three-year contract extension on behalf of Eni Congo for the management of a client’s plant; (ii) the extension of the drilling contracts with variable duration, on behalf of several clients, in South America; (iii) new contracts by several clients, signed under different terms.

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Financial review

In spite of extraordinary headwinds, Eni achieved solid operating and financial results leveraging on the strength of its portfolio and the turnaround underway in the mid-downstream businesses. Cash flow generation was robust thanks to the E&P contribution which continued to deliver an average cash flow of around $30 per barrel, absorbing the lower proceeds in the Countries which were by exceptional events. The ongoing turnaround in the G&P, R&M and Chemical segments delivered a €2 billion improvement in operating cash flows.

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Eni in 2013 Group results for the year

Group results for the year

Trading environment

In 2013 the Group faced strong headwinds in any of its reference markets. In the Exploration & Production Division, production was negatively impacted by the resurgence of internal conflict in Libya and other geopolitical events, as well as technical issues at the giant Kashagan oil field. Oil and gas realizations in dollar terms declined due to a reduced Brent price, down by 2.6% from 2012.
Refining margins in the Mediterranean area fell to an unprecedented level, down to less than one dollar per barrel (down by 45.3% from 2012) due to structural headwinds in the industry driven by overcapacity, lower demand and increasing competition from imported refined product streams. Furthermore, Eni’s results in the Refining & Marketing Division were affected by narrowing differentials between the heavy crudes processed by Eni’s refineries and the marker Brent which reflected the lower availability of the former in the Mediterranean area. The gas market was characterized by weak demand, strong competitive pressure and oversupply. Price competition among operators has been stiff taking into account minimum off-take obligations provided by gas purchase take-or-pay contracts and reduced sales opportunities. Spot prices in Europe increased by 12.2% from 2012, even if this was not reflected in gas margins because of higher oil-linked supply costs. We recorded sharply lower margins in the production and sale of electricity due to oversupply and increasing competition from more competitive sources.
Results of 2013 were affected by the appreciation of the euro against the dollar (up by 3.3% over the year). Finally, Saipem reported a net loss due to customer relationship and management issues which translated into large contract losses.

2013 results

In 2013, net profit attributable to Eni’s shareholders was euro 5,160 million. In spite of the challenging market conditions which impacted all of Eni’s business segments, the 2013 net profit represented a 23% increase driven by the portfolio rationalization permitted by the recent discoveries that has enabled us to anticipate the monetization of results and cash. We divested a 20% interest in the Mozambique discovery to CNPC for a cash consideration of euro 3.4 billion and a net gain recorded in profit of approximately euro 3 billion. We defined a deal with Gazprom to dispose our 60% stake in Artic Russia for a total consideration of euro 2.2 billion which was cashed-in in January 2014, with the profit for 2013 benefiting of a fair-value revaluation of euro 1.7 billion.

Adjusted net profit attributable to Eni’s shareholders amounted to euro 4,433 million, a decrease of euro 2,697 million, or 37.8% from 2012. Excluding Snam’s contribution to continuing operations in 2012, the decline of 2013 adjusted net profit was 35%. The decline reflected the lower performance incurred by all the Divisions reflecting the above mentioned drivers. Adjusted net profit was calculated by excluding an inventory holding loss which amounted to euro 438 million and special gains of euro 1,165 million, net of exchange rate differences and exchange rate derivative instruments (euro 195 million) reclassified in operating profit, as they mainly related to derivative transactions entered into to manage exposure to the exchange rate risk implicit in commodity pricing formulas, resulting in a net negative adjustment of euro 727 million.

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Eni in 2013 Group results for the year

Adjusted net profit (euro million)
2011	2012	2013	Change	% Ch.

6,902	Net profit attributable to Eni's shareholders - continuing operations	4,200	5,160	960	22.9
(724)	Exclusion of inventory holding (gains) losses	(23)	438
760	Exclusion of special items	2,953	(1,165)
	of which:
69	- non-recurring items
691	- other special items	2,953	(1,165)
6,938	Adjusted net profit attributable to Eni's shareholders - continuing operations (a)	7,130	4,433	(2,697)	(37.8)

(a) For a detailed explanation of adjusted operating profit and net profit see paragraph "Reconciliation of reported operating and net profit to results on an adjusted basis".

Special charges in operating profit from continuing operations were euro 3,046 million:
i) impairment losses of euro 2,400 million were recorded to write down the book values of property, plant and equipment, goodwill and other intangible assets to their lower values in-use in the gas marketing (euro 1,685 million) and power generation business and in the refining businesses (euro 633 million). In performing the impairment review, management assumed a reduced profitability outlook in these businesses driven by structural headwinds in demand, excess capacity and oversupply, rising competitive	pressure and other cost disadvantages;
ii) risk provisions of euro 334 million were recorded in connection with an onerous contract in the gas business;
iii) provisions for redundancy incentives (euro 270 million) and environmental provisions (euro 205 million);
iv) the effects of fair-value evaluation of certain commodity derivatives contracts lacking the formal criteria to be accounted as hedges under IFRS (a loss of euro 315 million);
v) net gains on the divestment of marginal properties in the Exploration & Production Division (euro 283 million).	Special items excluded from adjusted net profit mainly related to the gains on the divestment of an interest in the Mozambique project (euro 2,994 million net of the related tax effect) and on the fair-value revaluation of Eni’s stake in the joint venture Artic Russia (euro 1,682 million).
These positives were partly offset by a write-off of deferred tax assets which were assessed to be no more recoverable due to the projections of lower earnings before income taxes at Italian activities (euro 954 million) and the renewal of certain petroleum contracts (euro 490 million).
The breakdown of adjusted net profit by Division is shown in the table below:

Adjusted net profit by Division (euro million)
2011	2012	2013	Change	% Ch.

6,865	Exploration & Production	7,426	5,952	(1,474)	(19.8)
252	Gas & Power	473	(246)	(719)	..
(264)	Refining & Marketing	(179)	(232)	(53)	(29.6)
(206)	Versalis	(395)	(338)	57	14.4
1,098	Engineering & Construction	1,111	(253)	(1,364)	..
(225)	Other activities	(247)	(205)	42	17.0
(753)	Corporate and financial companies	(976)	(472)	504	51.6
1,146	Impact of unrealized intragroup profit elimination (a)	661	39	(622)
7,913	Adjusted net profit - continuing operations	7,874	4,245	(3,629)	(46.1)
	of which attributable to:
975	- non-controlling interest	744	(188)	(932)	..
6,938	- Eni’s shareholders	7,130	4,433	(2,697)	(37.8)

(a) This item concerned mainly intragroup sales of commodities, services and capital goods recorded in the assets of the purchasing business segment as of end period.

> Capital expenditure
In 2013, capital expenditure amounted to euro 12,750 million (euro 12,761 million in 2012) relating to:
• development activities deployed mainly in Norway, the United States, Angola, Congo, Italy, Nigeria, Kazakhstan, Egypt and the UK and exploratory activities of which	98% was spent outside Italy, primarily in Mozambique, Norway, Congo, Togo, Nigeria, the United States and Angola as well as acquisition of new licenses in the Republic of Cyprus and in Vietnam;
• upgrading of the fleet used in the Engineering & Construction Division (euro 902 million);
• refining, supply and logistics in Italy and	outside Italy (euro 444 million) with projects designed to improve the conversion rate and flexibility of refineries, in particular at the Sannazzaro Refinery, as well as the upgrade of the refined product retail network in Italy and in the rest of Europe (euro 175 million);
• initiatives to improve flexibility of the combined cycle power plants (euro 121 million).

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Eni in 2013 Group results for the year

Capital expenditure by Division (euro million)
2011	2012	2013	Change	% Ch.

9,435	Exploration & Production	10,307	10,475	168	1.6
192	Gas & Power	225	232	7	3.1
866	Refining & Marketing	842	619	(223)	(26.5)
216	Versalis	172	314	142	82.6
1,090	Engineering & Construction	1,011	902	(109)	(10.8)
10	Other activities	14	21	7	50.0
128	Corporate and financial companies	152	190	38	25.0
(28)	Impact of unrealized intragroup profit elimination	38	(3)	(41)
11,909	Capital expenditure - continuing operations	12,761	12,750	(11)	(0.1)
1,529	Capital expenditure - discontinued operations	756		(756)	..
13,438	Capital expenditure	13,517	12,750	(767)	(5.7)

> Sources and uses of cash
The Company’s cash requirements for capital expenditure, buyback program, dividends to shareholders, and working capital were financed by a combination of funds generated from operations, borrowings and divestments.

Net cash provided by operating activities (euro 10,969 million) and proceeds from disposals of euro 6,360 million funded cash outflows relating to capital expenditure totaling euro 12,750 million and investments (euro 317 million) and dividend payments and other changes amounting to euro 4,231 million (of which euro 1,993 million relating to 2013 interim dividend). Net cash provided by operating activities was positively influenced by higher receivables due beyond the end of the reporting period, being transferred to financing institutions compared to the amount transferred at the end of the previous reporting period (up euro 552 million; from euro 2,203 million as of December 31, 2012 to euro 2,755 million as of December 31, 2013).
Cash from disposals largely related to the sale of the 28.57% stake in Eni East Africa, the divestment of the 11.69% interest in the share capital of Snam (euro 1,459 million), the 8.19% interest in the share capital of Galp (euro 830 million) and marginal assets in the Exploration & Production Division.

> Capital structure and ratios
In the foreseeable future, management is focused on preserving a solid balance sheet and strengthening the Company’s financial structure, seeking to maintain its key ratio of net borrowing to equity – leverage – within the range of 0.1-0.3. At the end of 2013 leverage stood at 0.25 substantially unchanged from the previous reporting period. Management believes that this target range in leverage is consistent with the Company’s business profile, which features greater exposure to the Exploration & Production segment than in previous years up to the divestment of Italian gas transport activities which occurred at the end of 2012.
Going forward, management expects that the projected future cash flow from operations will provide enough resources to fund capital expenditure plans, pay a regular dividend which amounts will be set in accordance to our progressive dividend policy and maintain the leverage within the above mentioned range. We expect that our cash flow from operations will grow at a healthy rate along the plan period. This will be driven by increased cash generation in our Exploration & Production segment which will be underpinned by profitable production growth, cost control and capital discipline, as well as the restructuring of our Gas & Power, Refining & Marketing and Chemical businesses which will turn cash positive in the plan period due to contract renegotiations, expansion in profitable market segments and a reduced exposure to the commodity risk. Furthermore management expects to deliver approximately euro 9 billion of additional cash flows from asset disposals, of which euro 2.2 billion have been already cashed-in following the closing of the disposal of our interest in Arctic Russia early in January 2014. Our cash flow projections are based on our declining Brent scenario down progressively from 104 $/bbl in 2014 to 90 $/bbl in 2017. We note that the Brent price in the period January 1 to March 31, 2014 was 108.21 $/bbl on average. We estimated that our cash flow from operations may improve by around euro 0.1 billion for each dollar increase in Brent prices on a yearly basis.

> Returning cash to shareholders
The General Shareholders’ Meeting scheduled for May 8, 2014 is expected to approve a dividend of euro 1.10 a share for fiscal year 2013. Of this, euro 0.55 per share was paid in September 2013 as an interim dividend with the balance of euro 0.55 per share expected to be paid in late

May 2014. The dividend for fiscal year 2013 represented an increase of 2% compared to the 2012 dividend.
The Company dividend policy contemplates a progressive, growing dividend at a rate which is expected to be determined year-to-year taking into account Eni’s underlying earnings and cash flow growth as well as capital expenditure requirements and the targeted financial structure. Management will also evaluate the achievement of the targeted production levels in the Exploration & Production segment, the status of renegotiations at gas long-term supply contracts in the Gas & Power segment and the delivery on efficiency gains in the other businesses.
Based on current business trends and expectations, including the probable evolution of the Company’s financial structure, management expects to pay a dividend per share of euro 1.12 in 2014.
Management is also planning to continue repurchasing the Eni shares, which has been authorized by the Shareholders Meeting for a total amount of euro 6 billion. Share repurchases have commenced since the beginning of 2014. In the future, share repurchases will be executed at management’s sole discretion and when a number of conditions are met. These include, but are not limited to, current trends in the trading environment, a level of leverage which management assesses to be sound enough given market conditions and well within our target range limit of 0.3, and full funding of capital expenditure requirements and dividends throughout the plan period.

Outlook for 2014

The 2014 outlook features a moderate strengthening in the global economic recovery. Still a number of uncertainties are surrounding this outlook due to weak

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Eni in 2013 Group results for the year

growth prospects in the Euro-zone and risks concerning the emerging economies. Crude oil prices are forecast on a solid trend driven by geopolitical factors and the resulting technical issues in a few important producing Countries against the backdrop of well supplied global markets. Management expects that the trading environment will remain challenging in the other Company’s businesses. We expect continuing weak conditions in the European industries of gas distribution, refining and marketing of fuels and chemical products, where we do not anticipate any meaningful improvement in demand, while competition, excess supplies and overcapacity will continue to weigh on selling margins of energy commodities. In this scenario, management reaffirms its commitment in restoring profitability and preserving cash generation at the Company’s loss-making businesses leveraging on cost cuts and continuing renegotiation of long-term gas supply contracts, capacity restructuring and reconversion and product and marketing innovation.

In 2014, management expects a capital budget in line with 2013 (euro 12.75 billion in capital expenditure and euro 0.32 billion in financial investments). Assuming a Brent price of $104 a barrel on average for the full year 2014, the ratio of net borrowings to total equity – leverage – is projected to be almost in line with the level achieved at the end of 2013, due to cash flows from operations and portfolio transactions.

Financial risk factors

> Market risk and sensitivity
      to market environment
Market risk is the possibility that the exposure to fluctuations in currency exchange rates, interest rates or commodity prices will adversely affect the value of the Group’s financial assets, liabilities or expected future cash flows. Eni’s financial performance is particularly sensitive to changes in the price of crude oil and movements in the euro/$ exchange rate. Overall, a rise in the price of crude oil has a positive effect on Eni’s results from operations and liquidity due to increased revenues from oil and gas production. Conversely, a decline in crude oil prices reduces Eni’s results from operations and liquidity.
The impact of changes in crude oil prices on the Company’s downstream gas and refining and marketing businesses and petrochemical operations depends upon the speed at which the prices of finished products adjust to reflect changes in crude oil prices. In addition, the Group’s activities are, to various degrees, sensitive to fluctuations in the euro/$ exchange rate as commodities are generally priced internationally in US dollars or linked to dollar denominated products as in the case of gas prices. Overall, an appreciation of the euro against the dollar reduces the Group’s results from operations and liquidity, and vice versa.
As part of its financing and cash management activities, the Company uses derivative instruments to manage its exposure to changes in interest rates and foreign exchange rates. These instruments are principally interest rate and currency swaps. The Company also enters into commodity derivatives as part of its ordinary commercial, optimization and risk management activities as well as exceptionally to hedge the exposure to variability in future cash flows due to movements in commodity prices, in view of pursuing acquisitions of oil and gas reserves as part of the Company’s ordinary asset portfolio management or other strategic initiatives.
During 2013, the above mentioned centralized model for the execution of financial derivatives has been ring-fenced in light of the relevant new financial regulations which became effective (EMIR/Dodd Frank). Eni’s activities are now in compliance with regulatory requirements which mandate that derivatives instruments be executed on an European Regulated Market or non European exchange, on a Multilateral Trading Facilities or purely OTC, by using semi-automated broker/crossing platform (so-called OTF) or directly with a counterpart.
To comply with the EMIR framework, financial derivatives have been classified in order to clearly: a) isolate ex ante trading activities; b) define a priori the types of OTC derivative contracts included in the hedging portfolios and the eligibility criteria, and stating that the transactions in contracts included in the hedging portfolios are limited to covering risks directly related to commercial or treasury financing activities; c) provide for a sufficiently disaggregate view of the hedging portfolios in terms of e.g. asset class, product, time horizon, in order to establish the direct link between the portfolio of hedging transactions and the risks that this portfolio seeks to hedge. A derivative can be qualified a risk reducing instrument when, by itself or in combination with other derivative contracts (so-called macro or portfolio hedging): i) directly or through	closely correlated instruments (so-called proxy hedging) covers the risks arising from potential changes in value, direct or caused by fluctuation of interest rates, inflation rates, foreign exchange rates or credit risk, of different assets under Eni controls or that Eni will have under its controls in the normal course of business or; ii) qualifies as a hedging contract pursuant to International Financial Reporting Standards (IFRS).

> Liquidity and counterparty risks
Liquidity risk is the risk that suitable sources of funding for the Group may not be available, or the Group is unable to sell its assets on the marketplace in order to meet short-term financial requirements and to settle obligations. Such a situation would negatively impact the Group results of operations and cash flows as it would result in Eni incurring higher borrowing expenses to meet its obligations or, under the worst conditions, the inability of Eni to continue as a going concern. European and global financial markets are currently subject to volatility amid concerns over the European sovereign debt crisis and weak macroeconomic growth, particularly in the Euro-zone. In case of extended periods of constraints in the financial markets, or an inability on part of the Company to access the financial markets, at a time when cash flows from our business operations may be under pressure, our capacity to carry out our long-term investment program may be impacted also adversely affecting our growth prospects, shareholder returns, and the share price.

As part of its financial planning process, Eni manages the liquidity risk by targeting such a capital structure as to allow the Company to maintain a level of liquidity adequate to the Group’s needs, optimizing the opportunity cost of maintaining liquidity reserves also achieving an efficient balance in terms of maturity and composition of finance debt. For this purpose, Eni maintain a significant amount of liquid reserves (financial assets plus committed credit lines), which aims at (a) dealing with identified risk factors that could significantly affect the planned cash flows (i.e. changes in the scenario and/or production volumes, delays in disposals, limitations in profitable acquisitions), (b) refinancing short-term debt and long-term debts with a maturity of 24 months, (c) ensuring availability of an adequate level of financing flexibility to support the Group’s development plans.
At present, the Group believes to have access to sufficient funding to meet the current foreseeable borrowing requirements as a

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Eni in 2013 Group results for the year

consequence of the availability of financial assets and lines of credit and the access to a wide range of funding at competitive costs through the credit system and capital markets.
Eni has in place a program for the issuance of Euro Medium Term Notes up to euro 15 billion, of which about euro 13.7 billion were drawn as of December 31, 2013.

In the course of 2013, Eni issued bonds for a total amount of euro 4.3 billion, of which euro 3.1 billion related to the Euro Medium Term Notes Program and euro 1.2 billion related to bonds exchangeable into Snam ordinary shares.
At December 31, 2013, Eni maintained short-term committed and uncommitted unused borrowing facilities of euro 14.3 billion, of which euro 2.1 billion were committed, and long-term committed borrowing facilities of euro 4.7 billion which were completely undrawn at the balance sheet date. These facilities bore interest rates and fees for unused facilities that reflected prevailing market conditions.

The Group has credit ratings of A and A-1 respectively for long and short-term debt assigned by Standard & Poor’s and A3 and P-2 assigned by Moody’s; the outlook is negative in both ratings. Eni’s credit rating is linked in addition to the Company’s industrial fundamentals and trends in the trading environment to the sovereign credit rating of Italy. On the basis of the methodologies used by Standard & Poor’s and Moody’s, a potential downgrade of Italy’s credit rating may trigger a potential knock-on effect on the credit rating of Italian issuers such as Eni and make it more likely that the credit rating of the notes or other debt instruments issued by the Company could be downgraded. Eni, through the constant monitoring of the international economic environment and continuing dialogue with financial investors and rating agencies, believes to be ready to perceive emerging critical issues screened by the financial community and to be able to react quickly to any changes in the financial and the global macroeconomic environment and implement the necessary actions to mitigate such risks, coherently with Company strategies.

Credit risk is the potential exposure of the Group to losses in case counterparties fail to perform or pay amounts due. The Group manages differently credit risk depending on whether credit risk arises from exposure to financial counterparties or to customers relating to outstanding receivables. Individual business units and Eni’s corporate financial and accounting units are responsible for managing credit risk arising in the normal course of the business.
The Group has established formal credit systems and processes to ensure that before trading with a new counterpart can start, its creditworthiness is assessed. Also credit litigation and receivable collection activities are assessed. Eni’s corporate units define directions and methods for quantifying and controlling customer’s reliability. With regard to risk arising from financial counterparties, Eni has established guidelines prior to entering into cash management and derivative contracts to assess the counterparty’s financial soundness and rating in view of optimizing the risk profile of financial activities while pursuing operational targets. Maximum limits of risk exposure are set in terms of maximum amounts of credit exposures for categories of counterparties as defined by the Company’s Board of Directors taking into account the credit ratings provided by primary credit rating agencies on the marketplace. Credit risk arising from financial counterparties is managed by the Group central finance department, including Eni’s subsidiary Eni Trading & Shipping which specifically engages in commodity derivatives transactions and by Group companies and Divisions, only in the case of physical transactions with financial counterparties consistently with the Group centralized finance model. Eligible financial counterparties are closely monitored to check exposures against limits assigned to each counterpart on a daily basis. Exceptional market conditions have forced the Group to adopt contingency plans and under certain circumstances to suspend eligibility to be a Group financial counterparty. Actions implemented also have been intended to limit concentrations of credit risk by maximizing counterparty diversification and turnover.

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Eni in 2013 Financial information

Financial information

Summary
of significant
accounting policies
and practices

Eni prepares its consolidated financial statements in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and adopted by the European Union. Differences in certain respects between IFRS as endorsed by the EU and IFRS as issued by IASB are on matters that do not relate to Eni. On this basis, Eni’s financial statements are fully in compliance with IFRS as issued by IASB.

The consolidated financial statements of Eni include accounts of the parent company Eni SpA and of all Italian and foreign significant subsidiaries in which Eni directly or indirectly holds the majority of voting rights or is otherwise able to exercise control as in the case of "de facto" controlled entities. Control comprises the power to govern the financial and operating policies of the investee so as to obtain benefit from its activities. Immaterial subsidiaries, jointly controlled entities, and other entities in which the group is in a position to exercise a significant influence through participation in the financial and operating policy decisions of the investee are generally accounted for under the equity method.

Revenues from sales of crude oil, natural gas, petroleum and chemical products are recognized when the products are delivered and title passes to the customer. Revenue recognition in the Engineering & Construction division is based on the stage of completion of contracts as measured on the cost-to-cost basis applied to contractual revenues.

Eni enters into various derivative financial transactions to manage exposures to certain market risks, including foreign currency exchange rate risks, interest rate risks and commodity risks. Such derivative financial instruments are assets and liabilities recognized at fair value starting on the date on which a derivative contract is entered into and are subsequently re-measured at fair value. Derivatives are designated as hedges when the hedging relationship between the hedged item or transaction and the hedging instrument is highly effective and formally documented. Changes in the fair value of hedging derivatives are recognized: (i) for fair value hedges, hedging the exposure to changes in the fair value of a recognized asset or liability, in the profit and loss account; (ii) for cash flow hedges, hedging exposure to variability in cash flows, the effective portion is recognized directly in equity, while the ineffective portion is recognized in profit or loss; subsequently amounts taken to equity are transferred to the profit and loss account when the hedged transaction affects profit or loss. Changes in fair value of derivatives held for trading purposes, including derivatives for which the hedging relationship is not formally documented or is ineffective, are recognized in profit or loss.

Inventories of crude oil, natural gas and oil products are stated at the lower of purchase or production cost and net realizable value. Cost is determined by applying the weighted-average cost method. Contract work in progress is recorded on the basis of contractual considerations by reference to the stage of completion of a contract measured on a cost-to-cost basis.

Property, plant and equipment is stated at cost less any accumulated depreciation, depletion and amortization charges and impairment losses. Depreciation, depletion and amortization of oil and gas properties (capitalized costs incurred to obtain access to proved reserves and to provide facilities for extracting, gathering and storing oil and gas) is calculated based on the Unit-Of-Production (UOP) method on proved reserves or proved developed reserves. Other property, plant and equipment is depreciated on a straight-line basis over its expected useful life.

Exploration costs (costs associated with exploratory activities for oil and gas including geological and geophysical exploration costs and exploratory drilling well expenditure) are capitalized and fully amortized as incurred.

Intangible assets are initially stated at cost. Intangible assets having a defined useful life are amortized systematically, based on the straight-line method. Goodwill and intangibles lacking defined useful life are not amortized and are reviewed periodically for impairment.

Recoverability of the carrying amounts of tangible and intangible assets Eni assesses its property, plant and equipment and intangible assets, including goodwill, for impairment whenever events or changes in circumstances indicate that the carrying values of the assets may not be recoverable. Indications of impairment include changes in the Group’s business plans, changes in commodity prices leading to unprofitable performance and, for oil and gas properties, significant downward revisions of estimated proved reserve quantities. The recoverability of an asset or Group of assets is assessed by comparing the carrying value with the recoverable amount represented by the higher of fair value less costs to sell and value in use. In assessing value in use, the Group makes an estimate of the future cash flows expected to be derived from the use of the asset on the basis of reasonable and documented assumptions that represent the best estimate of the future economic conditions during the remaining useful life of the asset, giving more importance to independent assumptions. Oil, natural gas and petroleum products prices used to quantify the expected future cash flows are estimated based on forward prices prevailing in the marketplace for the first four years of the estimate and management’s long-term planning assumptions thereafter. Future cash flows are discounted at a rate that reflects current market valuation of the time value of money and those specific risks of the asset that are not reflected in the estimation of future cash flows. The Group uses a discount rate that is calculates as the weighted average cost of capital to the Group

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(WACC), adjusted to reflect specific Country risks of each asset.

Asset retirement obligations, that may be incurred for the dismantling and removal of assets and the reclamation of sites, are evaluated estimating the costs to be incurred when the asset is retired. Future estimated costs are discounted if the effect of the time value of money is material. The initial estimate is reviewed periodically to reflect changes in circumstances and other factors surrounding the estimate, including the discount rates. The Company recognizes material provisions for asset retirement in the upstream business. No significant asset retirement obligations associated with any legal obligations to retire refining, marketing and transportation (downstream) and chemical long-lived assets are generally recognized, as indeterminate settlement dates for the asset retirement prevent estimation of the fair value of the associated asset retirement obligation.

Provisions, including environmental liabilities, are recognized when the Group has a current obligation (legal or constructive) as a result of a past event, when it is probable that an outflow of resources embodying economic benefit will be required to settle the obligation, and when the obligation can be reliably estimated. The initial estimate to settle the obligation is discounted when the effect of the time value of money is material. The estimate is reviewed periodically to take account of changes in costs expected to be incurred to settle the obligation and other factors, including changes in the discount rates.

Eni is a party to a number of legal proceedings arising in the ordinary course of business. Based on information available to date, and taking into account the existing risk provisions, Eni’s management believes that ongoing litigations will not have a material adverse effect on Eni’s financial position and results of operations. However, there can be no assurance that in the future Eni will not incur material charges in connection with pending litigations as new information becomes available and new developments may occur. For further information about pending litigations, see Note 35 – Legal proceedings – to the consolidated financial statements of 2013 Eni’s Annual Report on Form 20-F filed with the US SEC.

The preparation of consolidated financial statements requires the use of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Estimates made are based on complex or subjective judgments, past experience, other assumptions deemed reasonable in consideration of the information available at the time. The accounting policies and areas that require the most significant judgments and estimates to be used in the preparation of consolidated financial statements are in relation to the accounting for oil and natural gas activities, specifically in the determination of proved and proved developed reserves, impairment of fixed assets, intangible assets and goodwill, asset retirement obligations, business combinations, pensions and other postretirement benefits, recognition of environmental liabilities and recognition of revenues in the oilfield services construction and engineering businesses. Although the Company uses its best estimates and judgments, actual results could differ from the estimates and assumptions used.

For further information regarding accounting policies and practices, see Note 3 – Summary of significant accounting policies – and Note 5 – Use of accounting estimates – to the consolidated financial statements of 2013 Eni’s Annual Report.

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Profit and loss account (euro million)
2011	2012	2013

REVENUES
Net sales from operations	107,690	127,220	114,722
Other income and revenues	926	1,546	1,385
	108,616	128,766	116,107
OPERATING EXPENSES
Purchases, service and other	78,795	95,363	90,213
- of which non-recurring charge (income)	69
Payroll and related costs	4,404	4,613	5,264

OTHER OPERATING (EXPENSE) INCOME	171	(158)	(71)
DEPRECIATION, DEPLETION, AMORTIZATION AND IMPAIRMENTS	8,785	13,561	11,703
OPERATING PROFIT	16,803	15,071	8,856
FINANCE INCOME (EXPENSE)
Finance income	6,376	7,218	5,746
Finance expense	(7,410)	(8,314)	(6,649)
Finance income (expense) from financial instruments held for trading, net			4
Derivative financial instruments	(112)	(251)	(92)
	(1,146)	(1,347)	(991)
INCOME (EXPENSE) FROM INVESTMENTS
Share of profit (loss) of equity-accounted investments	500	278	252
Other gain (loss) from investments	1,623	2,603	5,863
- of which gains on disposal of the 28.57% of Eni East Africa BV			3,359
	2,123	2,881	6,115
PROFIT BEFORE INCOME TAXES	17,780	16,605	13,980
Income taxes	(9,903)	(11,661)	(9,008)
Net profit - Continuing operations	7,877	4,944	4,972
Net profit (loss) - Discontinued operations	(74)	3,732
Net profit	7,803	8,676	4,972

Attributable to:
Eni’s shareholders
- continuing operations	6,902	4,200	5,160
- discontinued operations	(42)	3,590
	6,860	7,790	5,160
Non-controlling interest
- continuing operations	975	744	(188)
- discontinued operations	(32)	142
	943	886	(188)

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Balance sheet (euro million)
Dec. 31, 2012	Dec. 31, 2013

ASSETS
Current assets
Cash and cash equivalents	7,765	5,288
Other financial assets held for trading		5,004
Other financial assets available for sale	235	235
Trade and other receivables	28,747	29,073
Inventories	8,496	7,883
Current tax assets	771	802
Other current tax assets	1,230	825
Other current assets	1,624	1,325
	48,868	50,435
Non-current assets
Property, plant and equipment	63,466	62,506
Inventory - compulsory stock	2,538	2,571
Intangible assets	4,487	3,877
Equity-accounted investments	4,262	3,934
Other investments	5,085	3,027
Other financial assets	1,229	1,097
Deferred tax assets	5,027	4,662
Other non-current receivables	4,400	3,683
	90,494	85,357
Assets held for sale	516	2,296
TOTAL ASSETS	139,878	138,088
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term debt	2,223	2,742
Current portion of long-term debt	2,961	2,149
Trade and other payables	23,581	23,598
Income taxes payables	1,622	742
Other taxes payables	2,162	2,268
Other current liabilities	1,437	1,448
	33,986	32,947
Non-current liabilities
Long-term debt	19,279	20,988
Provisions for contingencies	13,603	13,167
Provisions for employee benefits	1,374	1,245
Deferred tax liabilities	6,740	6,723
Other non-current liabilities	1,977	1,704
	42,973	43,827
Liabilities directly associated with assets held for sale	361	140
TOTAL LIABILITIES	77,320	76,914
SHAREHOLDERS’ EQUITY
Non-controlling interest	3,498	2,964
Eni shareholders’ equity
Share capital	4,005	4,005
Reserves related to the fair value of cash flow hedging derivatives net of tax effect	(16)	(154)
Other reserves	49,438	51,393
Treasury shares	(201)	(201)
Interim dividend	(1,956)	(1,993)
Net profit	7,790	5,160
Total Eni shareholders’ equity	59,060	58,210
TOTAL SHAREHOLDERS’ EQUITY	62,558	61,174
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	139,878	138,088

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Statements of cash flows (euro million)
2011	2012	2013

Net profit of the year - Continuing operations	7,877	4,944	4,972
Adjustments to reconcile net profit to net cash provided by operating activities:
Depreciation and amortization	7,755	9,538	9,303
Impairments of tangible and intangible assets, net	1,030	4,023	2,400
Share of (profit) loss of equity-accounted investments	(500)	(278)	(252)
Gain on disposal of assets, net	(1,176)	(875)	(3,770)
Dividend income	(659)	(431)	(400)
Interest income	(99)	(108)	(155)
Interest expense	773	803	709
Income taxes	9,903	11,661	9,008
Other changes	331	(1,945)	(1,878)
Changes in working capital:
- inventories	(1,400)	(1,395)	320
- trade receivables	218	(3,184)	(1,363)
- trade payables	34	2,029	706
- provisions for contingencies	109	338	58
- other assets and liabilities	(657)	(1,161)	765
Cash flow from changes in working capital	(1,696)	(3,373)	486
Net change in the provisions for employee benefits	(10)	11	5
Dividends received	955	988	684
Interest received	99	91	108
Interest paid	(927)	(825)	(944)
Income taxes paid, net of tax receivables received	(9,893)	(11,868)	(9,307)
Net cash provided by operating activities - Continuing operations	13,763	12,356	10,969
Net cash provided by operating activities - Discontinued operations	619	15
Net cash provided by operating activities	14,382	12,371	10,969
Investing activities:
- tangible assets	(11,658)	(11,222)	(10,864)
- intangible assets	(1,780)	(2,295)	(1,886)
- consolidated subsidiaries and businesses	(115)	(178)	(25)
- investments	(245)	(391)	(292)
- securities	(62)	(17)	(5,048)
- financing receivables	(715)	(1,634)	(989)
- change in payables and receivables in relation to investing activities and capitalized depreciation	379	54	48
Cash flow from investing activities	(14,196)	(15,683)	(19,056)
Disposals:
- tangible assets	154	1,229	514
- intangible assets	41	61	16
- consolidated subsidiaries and businesses	1,006	3,521	3,401
- investments	711	1,203	2,429
- securities	128	52	33
- financing receivables	695	1,578	1,565
- change in payables and receivables in relation to disposals	243	(252)	155
Cash flow from disposals	2,978	7,392	8,113
Net cash used in investing activities	(11,218)	(8,291)	(10,943)
Proceeds from long-term debt	4,474	10,484	5,418
Repayments of long-term debt	(889)	(3,784)	(4,669)
Increase (decrease) in short-term debt	(2,481)	(753)	1,029
	1,104	5,947	1,778
Net capital contributions by non-controlling interest	26		(4)
Sale of treasury shares	3
Net acquisition of treasury shares different from Eni SpA	17	29	1
Acquisition of additional interests in consolidated subsidiaries	(126)	604	(28)
Dividends paid to Eni’s shareholders	(3,695)	(3,840)	(3,949)
Dividends paid to non-controlling interest	(552)	(539)	(251)
Net cash used in financing activities	(3,223)	2,201	(2,453)
Effect of change in consolidation (inclusion/exclusion of significant/insignificant subsidiaries)	(7)	(4)	(13)
Effect of exchange rate changes on cash and cash equivalents and other changes	17	(12)	(37)
Net cash flow of the year	(49)	6,265	(2,477)
Cash and cash equivalents - beginning of the year	1,549	1,500	7,765
Cash and cash equivalents - end of the year	1,500	7,765	5,288

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Non-GAAP measures

> Reconciliation of reported operating profit and reported net profit to results on an adjusted basis
Management evaluates Group and business performance on the basis of adjusted operating profit and adjusted net profit, which are arrived at by excluding inventory holding gains or losses, special items and, in determining the business segments’ adjusted results, finance charges on finance debt and interest income. The adjusted operating profit of each business segment reports gains and losses on derivative financial instruments entered into to manage exposure to movements in foreign currency exchange rates which impact industrial margins and translation of commercial payables and receivables. Accordingly also currency translation effects recorded through profit and loss are reported within business segments’ adjusted operating profit.
The taxation effect of the items excluded from adjusted operating or net profit is determined based on the specific rate of taxes applicable to each of them. The Italian statutory tax rate is applied to finance charges and income (38% is applied to charges recorded by companies in the energy sector, whilst a tax rate of 27.5% is applied to all other companies). Adjusted operating profit and adjusted net profit are non-GAAP financial measures under either IFRS, or US GAAP. Management includes them in order to facilitate a comparison of base business performance across periods, and to allow financial analysts to evaluate Eni’s trading performance on the basis of their forecasting	models. The following is a description of items that are excluded from the calculation of adjusted results.

Inventory holding gain or loss is the difference between the cost of sales of the volumes sold in the period based on the cost of supplies of the same period and the cost of sales of the volumes sold calculated using the weighted average cost method of inventory accounting.

Special items include certain significant income or charges pertaining to either: (i) infrequent or unusual events and transactions, being identified as non-recurring items under such circumstances; (ii) certain events or transactions which are not considered to be representative of the ordinary course of business, as in the case of environmental provisions, restructuring charges, asset

2013 (euro million)
Exploration & Production	Gas & Powe	Refining & Marketing	Versalis	Engineering & Construction	Corporate and financial companies	Other activities	Impact of unrealized intragroup profit elimination	GROUP

Operating profit	14,871	(2,992)	(1,517)	(725)	(83)	(399)	(337)	38	8,856
Exclusion of inventory holding (gains) losses		191	221	213				91	716

Exclusion of special items:
- environmental charges		(1)	93	61			52		205
- asset impairments	19	1,685	633	44			19		2,400
- net gains on disposal of assets	(283)	1	(9)		107		(3)		(187)
- risk provisions	7	292		4			31		334
- provision for redundancy incentives	52	10	91	23	2	72	20		270
- commodity derivatives	(2)	314	5	(1)	(1)				315
- exchange rate differences and derivatives	(2)	(186)	(2)	(5)					(195)
- other	(16)	23	3		(109)	(5)	8		(96)

Special items of operating profit	(225)	2,138	814	126	(1)	67	127		3,046

Adjusted operating profit	14,646	(663)	(482)	(386)	(84)	(332)	(210)	129	12,618
Net finance (expense) income (a)	(264)	24	(4)	(2)	(5)	(554)	4		(801)
Net income (expense) from investments (a)	367	100	70		(12)	290	1		816
Income taxes (a)	(8,797)	293	184	50	(152)	124		(90)	(8,388)

Tax rate (%)	59.6	..	..		..				66.4

Adjusted net profit	5,952	(246)	(232)	(338)	(253)	(472)	(205)	39	4,245

of which attributable to:
- non-controlling interest									(188)
- Eni’s shareholders									4,433

Net profit attributable to Eni’s shareholders									5,160

Exclusion of inventory holding (gains) losses									438
Exclusion of special items									(1,165)

Adjusted net profit attributable to Eni’s shareholders									4,433

(a) Excluding special items.

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Eni in 2012 Financial information

impairments or write ups and gains or losses on divestments even though they occurred in past periods or are likely to occur in future ones; or (iii) exchange rate differences and derivatives relating to industrial activities and commercial payables and receivables, particularly exchange rate derivatives to manage commodity pricing formulas which are quoted in a currency other than the functional currency. Those items are reclassified in operating profit with a corresponding adjustment to net finance charges, notwithstanding the handling of foreign currency exchange risks is made centrally by netting off naturally-occurring opposite positions and then dealing with any residual risk exposure in the exchange rate market.
As provided for in Decision No. 15519 of July 27, 2006, of the Italian market regulator	(Consob), non recurring material income or charges are to be clearly reported in the management’s discussion and financial tables. Also, special items include gains and losses on re-measurement at fair value of certain non hedging commodity derivatives, including the ineffective portion of cash flow hedges and certain derivatives financial instruments embedded in the pricing formula of long-term gas supply agreements of the Exploration & Production Division.

Finance charges or income related to net borrowings excluded from the adjusted net profit of business segments are comprised of interest charges on finance debt and interest income earned on cash and cash equivalents not related to operations. Therefore, the adjusted net profit of business segments includes finance charges or income deriving from certain segment-operated assets, i.e., interest income on certain receivable financing and securities related to operations and finance charge pertaining to the accretion of certain provisions recorded on a discounted basis (as in the case of the asset retirement obligations in the Exploration & Production Division). Finance charges or interest income and related taxation effects excluded from the adjusted net profit of the business segments are allocated on the aggregate corporate and financial companies. For a reconciliation of adjusted operating profit and adjusted net profit to reported operating profit and reported net profit see tables below.

2012 (euro million)
OTHER ACTIVITIES (a)	DISCONTINUED OPERATIONS

Exploration & Production	Gas & Power (a)	Refining & Marketing	Versalis	Engineering & Construction	Corporate and financial companies	Snam	Other activities	Impact of unrealized intragroup profit elimination	GROUP	Snam	Consolidation adjustments	Total	CONTINUING OPERATIONS

Operating profit	18,470	(3,219)	(1,296)	(681)	1,442	(341)	1,679	(300)	208	15,962	(1,679)	788	(891)	15,071
Exclusion of inventory holding (gains) losses		163	(29)	63					(214)	(17)				(17)

Exclusion of special items:
- environmental charges		(2)	40				71	25		134	(71)		(71)	63
- asset impairments	550	2,494	846	112	25			2		4,029				4,029
- net gains on disposal of assets	(542)	(3)	5	1	3		(22)	(12)		(570)	22		22	(548)
- risk provisions	7	831	49	18		5		35		945				945
- provision for redundancy incentives	6	5	19	14	7	11	2	2		66	(2)		(2)	64
- commodity derivatives	1			1	(3)					(1)				(1)
- exchange rate differences and derivatives	(9)	(51)	(8)	(11)						(79)				(79)
- other	54	138	53					26		271				271

Special items of operating profit	67	3,412	1,004	135	32	16	51	78		4,795	(51)		(51)	4,744

Adjusted operating profit	18,537	356	(321)	(483)	1,474	(325)	1,730	(222)	(6)	20,740	(1,730)	788	(942)	19,798
Net finance (expense) income (b)	(264)	29	(11)	(3)	(7)	(865)	(54)	(24)		(1,199)	54		54	(1,145)
Net income (expense) from investments (b)	436	261	63	2	55	99	38	(1)		953	(38)		(38)	915
Income taxes (b)	(11,283)	(173)	90	89	(411)	115	(712)		2	(12,283)	712	(123)	589	(11,694)

Tax rate (%)	60.3	26.8	..		27.0		41.5			59.9				59.8

Adjusted net profit	7,426	473	(179)	(395)	1,111	(976)	1,002	(247)	(4)	8,211	(1,002)	665	(337)	7,874

of which attributable to:
- non-controlling interest										886			(142)	744
- Eni’s shareholders										7,325			(195)	7,130

Net profit attributable to Eni’s shareholders										7,790			(3,590)	4,200

Exclusion of inventory holding (gains) losses										(23)				(23)
Exclusion of special items										(442)			3,395	2,953

Adjusted net profit attributable to Eni’s shareholders										7,325			(195)	7,130

(a) Following the divestment of the Regulated Businesses in Italy, Snam results are reclassified from "Gas & Power" sector to "Other activities" and accounted as discontinued operations.
(b) Excluding special items.

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Eni in 2013 Financial information

2011 (euro million)
OTHER ACTIVITIES (a)	DISCONTINUED OPERATIONS

Exploration & Production	Gas & Power (a)	Refining & Marketing	Versalis	Engineering & Construction	Corporate and financial companies	Snam	Other activities	Impact of unrealized intragroup profit elimination	GROUP	Snam	Consolidation adjustments	Total	CONTINUING OPERATIONS

Operating profit	15,887	(326)	(273)	(424)	1,422	(319)	2,084	(427)	(189)	17,435	(2,084)	1,452	(632)	16,803
Exclusion of inventory holding (gains) losses		(166)	(907)	(40)						(1,113)				(1,113)

Exclusion of special items
of which:
Non-recurring (income) charges				10				59		69				69
Other special (income) charges:	188	245	641	181	21	53	27	142		1,498	(27)		(27)	1,471
- asset impairments	190	154	488	160	35		(9)	4		1,022	9		9	1,031
- net gains on disposal of assets	(63)		10		4	(1)	(4)	(7)		(61)	4		4	(57)
- risk provisions		77	8			(6)		9		88				88
- environmental charges			34	1			10	141		186	(10)		(10)	176
- provision for redundancy incentives	44	34	81	17	10	9	6	8		209	(6)		(6)	203
- commodity derivatives	1	45	(3)		(28)					15				15
- exchange rate differences and derivatives	(2)	(82)	(4)	3						(85)				(85)
- other	18	17	27			51	24	(13)		124	(24)		(24)	100

Special items of operating profit	188	245	641	191	21	53	27	201		1,567	(27)		(27)	1,540

Adjusted operating profit	16,075	(247)	(539)	(273)	1,443	(266)	2,111	(226)	(189)	17,889	(2,111)	1,452	(659)	17,230
Net finance (expense) income (b)	(231)	43				(876)	19	5		(1,040)	(19)		(19)	(1,059)
Net income (expense) from investments (b)	624	363	99		95	1	44	(3)		1,223	(44)		(44)	1,179
Income taxes (b)	(9,603)	93	176	67	(440)	388	(918)	(1)	78	(10,160)	918	(195)	723	(9,437)

Tax rate (%)	58.3	..	..		28.6		42.2			56.2				54.4

Adjusted net profit	6,865	252	(264)	(206)	1,098	(753)	1,256	(225)	(111)	7,912	(1,256)	1,257	1	7,913

of which attributable to:
- non-controlling interest										943			32	975
- Eni’s shareholders										6,969			(31)	6,938

Net profit attributable to Eni’s shareholders										6,860			42	6,902

Exclusion of inventory holding (gains) losses										(724)				(724)
Exclusion of special items:										833			(73)	760

- non-recurring charges										69				69
- other special (income) charges										764			(73)	691

Adjusted net profit attributable to Eni’s shareholders										6,969			(31)	6,938

(a) Following the divestment of the Regulated Businesses in Italy, Snam results are reclassified from "Gas & Power" sector to "Other activities" and accounted as discontinued operations.
(b) Excluding special items.

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For a reconciliation of Summarized Group Balance Sheet and Summarized Group Cash Flow Statement with the corresponding statutory tables see Eni’s 2013 Annual Report, "Reconciliation of Summarized Group Balance Sheet and Statement of Cash Flows to Statutory Schemes" pages 87-89.

> Summarized Group Balance Sheet
The Summarized Group Balance Sheet aggregates the amount of assets and liabilities derived from the statutory balance sheet in accordance with functional criteria which consider the enterprise conventionally divided into the three fundamental areas	focusing on resource investments, operations and financing. Management believes that this summarized group balance sheet is useful information in assisting investors to assess Eni’s capital structure and to analyze its sources of funds and investments in fixed assets and working capital. Management	uses the summarized group balance sheet to calculate key ratios such as the proportion of net borrowings to shareholders’ equity (leverage) intended to evaluate whether Eni’s financing structure is sound and well-balanced.

Summarized Group Balance Sheet (euro million)
Dec. 31, 2012	Dec. 31, 2013

Fixed assets
Property, plant and equipment	63,466	62,506
Inventories - Compulsory stock	2,538	2,571
Intangible assets	4,487	3,877
Equity-accounted investments and other investments	9,347	6,961
Receivables and securities held for operating purposes	1,457	1,607
Net payables related to capital expenditure	(1,142)	(1,256)
	80,153	76,266

Net working capital
Inventories	8,496	7,883
Trade receivables	19,966	21,213
Trade payables	(14,993)	(15,529)
Tax payables and provisions for net deferred tax liabilities	(3,204)	(3,005)
Provisions	(13,603)	(13,167)
Other current assets and liabilities	2,473	2,030
	(865)	(575)

Provisions for employee post-retirement benefits	(1,374)	(1,245)
Assets held for sale including related liabilities	155	2,156

CAPITAL EMPLOYED NET	78,069	76,602

Eni shareholders’ equity	59,060	58,210
Non-controlling interest	3,498	2,964
Shareholders’ equity	62,558	61,174
Net borrowings	15,511	15,428

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	78,069	76,602

> Net borrowings and leverage
Eni evaluates its financial condition by reference to net borrowings, which is calculated as total finance debt less: cash, cash equivalents and certain very liquid investments not related to operations, including among others non-operating financing receivables and securities not related to operations. Non-operating financing receivables consist of amounts due to Eni’s	financing subsidiaries from banks and other financing institutions and amounts due to other subsidiaries from banks for investing purposes and deposits in escrow. Securities not related to operations consist primarily of government and corporate securities.
Leverage is a measure used by management to assess the Company’s level of indebtedness. It is calculated as a ratio of net borrowings which is calculated by excluding cash and	cash equivalents and certain very liquid assets from financial debt to shareholders’ equity, including non-controlling interest. Management periodically reviews leverage in order to assess the soundness and efficiency of the Group balance sheet in terms of optimal mix between net borrowings and net equity, and to carry out benchmark analysis with industry standards.

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Eni in 2013 Financial information

Net borrowings and leverage (euro million)
Dec. 31, 2012	Dec. 31, 2013

Total debt	24,463	25,879
- Short-term debt	5,184	4,891
- Long-term debt	19,279	20,988
Cash and cash equivalents	(7,765)	(5,288)
Securities held for trading and other securities held for non-operating purpose	(34)	(5,037)
Financing receivables for non-operating purposes	(1,153)	(126)
Net borrowings	15,511	15,428
Shareholders’ equity including non-controlling interest	62,558	61,174
Leverage	0.25	0.25

> Summarized Group Cash Flow
     Statement and Change in net
     borrowings
Eni’s summarized Group cash flow statement derives from the statutory statement of cash flows. It enables investors to understand the link existing between changes in cash and cash equivalents (deriving from the statutory cash flows statement) and in net borrowings (deriving from the summarized cash flow	statement) that occurred from the beginning of the period to the end of period. The measure enabling such a link is represented by the free cash flow which is the cash in excess of capital expenditure needs. Starting from free cash flow it is possible to determine either: (i) changes in cash and cash equivalents for the period by adding/deducting cash flows relating to financing debts/receivables (issuance/repayment of debt and receivables related	to financing activities), shareholders’ equity (dividends paid, net repurchase of own shares, capital issuance) and the effect of changes in consolidation and of exchange rate differences; and (ii) change in net borrowings for the period by adding/deducting cash flows relating to shareholders’ equity and the effect of changes in consolidation and of exchange rate differences. The free cash flow is a non-GAAP measure of financial performance.

Summarized Group Cash Flow Statement (euro million)
2011	2012	2013

Net profit - continuing operations	7,877	4,944	4,972
Adjustments to reconcile net profit to net cash provided by operating activities:
- depreciation, depletion and amortization and other non-monetary items	8,606	11,349	9,578
- net gains on disposal of assets	(1,176)	(875)	(3,770)
- dividends, interest, taxes and other changes	9,918	11,925	9,162
Changes in working capital related to operations	(1,696)	(3,373)	486
Dividends received, taxes paid, interest (paid) received during the period	(9,766)	(11,614)	(9,459)
Net cash provided by operating activities - continuing operations	13,763	12,356	10,969
Net cash provided by operating activities - discontinued operations	619	15
Net cash provided by operating activities	14,382	12,371	10,969
Capital expenditure - continuing operations	(11,909)	(12,761)	(12,750)
Capital expenditure - discontinued operations	(1,529)	(756)
Capital expenditure	(13,438)	(13,517)	(12,750)
Investments and purchase of consolidated subsidiaries and businesses	(360)	(569)	(317)
Disposals	1,912	6,014	6,360
Other cash flow related to capital expenditure, investments and disposals	627	(136)	(253)
Free cash flow	3,123	4,163	4,009
Borrowings (repayment) of debt related to financing activities	41	(83)	(3,983)
Changes in short and long-term financial debt	1,104	5,947	1,778
Dividends paid and changes in non-controlling interests and reserves	(4,327)	(3,746)	(4,231)
Effect of changes in consolidation area and exchange differences	10	(16)	(50)
NET CASH FLOW	(49)	6,265	(2,477)

Change in net borrowings (euro million)
2011	2012	2013

Free cash flow	3,123	4,163	4,009
Net borrowings of acquired companies		(2)	(21)
Net borrowings of divested companies	(192)	12,446	(16)
Exchange differences on net borrowings and other changes	(517)	(340)	342
Dividends paid and changes in non-controlling interest and reserves	(4,327)	(3,746)	(4,231)
CHANGE IN NET BORROWINGS	(1,913)	12,521	83

> Pro-forma adjusted EBITDA EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization charges) on an adjusted basis is calculated by adding amortization and depreciation charges to	adjusted operating profit, which is also modified to take into account the impact associated with certain derivatives instruments as detailed below. This performance indicator includes the adjusted EBITDA of Eni’s wholly	owned subsidiaries and Eni’s share of adjusted EBITDA generated by certain associates which are accounted for under the equity method for IFRS purposes. Management believes that the EBITDA pro-forma adjusted is an

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Eni in 2013 Financial information

important alternative measure to assess the performance of Eni’s Gas & Power Division, taking into account evidence that this Division is comparable to European utilities in the gas and power generation sector. This measure is provided in order to assist investors and financial analysts in assessing the divisional performance of Eni Gas & Power, as compared to its European peers, as EBITDA is widely used as the main performance indicator for utilities. The EBITDA pro-forma adjusted is a non-GAAP measure under IFRS.

> Production sharing agreements (PSA)
Contract in use in non OECD Countries, regulating relationships between States and oil companies with regard to the exploration and production of hydrocarbons. The mining concession is assigned to the national oil company jointly with the foreign oil company who has exclusive right to perform exploration, development and production activities and can enter agreements with other local or international entities. In this type of contract the national oil company assigns to the international contractor the task of performing exploration and production with the contractor’s equipment and financial resources. Exploration risks are borne by the contractor and production is divided into two portions: "Cost Oil" is used to recover costs borne by the contractor, "Profit Oil" is divided between contractor and national company according to variable schemes and represents the profit deriving from exploration and production. Further terms and conditions may vary from one Country to the other.

> Possible reserves
Possible reserves are those additional reserves that are less certain to be recovered than probable reserves.

> Probable reserves
Probable reserves are those additional reserves that are less certain to be recovered than proved reserves but which, together with proved reserves, are as likely as not to be recovered.

> Proved reserves
Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible, from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations, prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time. Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions. Reserves are classified as either developed and undeveloped. Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well, and through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well. Proved undeveloped oil and gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

> Recoverable reserves
Amounts of hydrocarbons included in different categories of reserves (proved, probable and possible), without considering their different degree of uncertainty.

> Reserves
Quantities of oil and gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations. In addition, there must exist, or there must be a reasonable expectation that will exist, the legal right to produce or a revenue interest in the production, installed means of delivering oil and gas or related substances to market, and all permits and financing required to implement the project. Reserves can be: (i) developed reserves quantities of oil and gas anticipated to be through installed extraction equipment and infrastructure operational at the time of the reserves estimate; (ii) undeveloped reserves: oil and gas expected to be recovered from new wells, facilities and operating methods.

> Reserve replacement ratio
Measure of the reserves produced replaced by proved reserves. Indicates the company’s ability to add new reserves through exploration and purchase of property. A rate higher than 100% indicates that more reserves were added than produced in the period. The ratio should be averaged on a three-year period in order to reduce the distortion deriving from the purchase of proved property, the revision of previous estimates, enhanced recovery, improvement in recovery rates and changes in the value of reserves – in PSAs – due to changes in international oil prices. Management also calculates this ratio by excluding the effect of the purchase of proved property in order to better assess the underlying performance of the Company’s operations.

> Average reserve life index
Ratio between the amount of reserves at the end of the year and total production for the year.

> Resource base
Oil and gas volumes contained in a reservoir as ascertained based on available engineering and geological data (sum of proved, probable and possible reserves) plus volumes not yet discovered but that are expected to be eventually recovered from the reservoir net of a risk factor (risked exploration resources).

> Take-or-pay
Clause included in natural gas supply contracts according to which the purchaser is bound to pay the contractual price or a fraction of such price for a minimum quantity of gas set in the contract whether or not the gas is collected by the purchaser. The purchaser has the option of collecting the gas paid for and not delivered at a price equal to the residual fraction of the price set in the contract in subsequent contract years.

> Conversion
Refinery process allowing the transformation of heavy fractions into lighter fractions. Conversion processes are cracking, visbreaking, coking, the gasification of refinery residues, etc. The ration of overall treatment capacity of these plants and that of primary crude fractioning plants is the conversion rate of a refinery. Flexible refineries have higher rates and higher profitability.

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Eni in 2013 Directors and officers

Was born in 1964 and has been Chairman of the Board of Eni since May 2011. He is also member of the Board of Directors and the Internal Control and Risk Committee of Exor SpA; Director of GE Capital Interbanca SpA and member of the Massachusetts Institute of Technology E.I. External Advisory Board. He is also member of the Italian Corporate Governance Committee, the Executive Committees of Confindustria (where he chairs the Foreign Investment Committee), Assonime (Association of Italian Joint Stock Companies), Aspen Institute Italia; member of the Board of Directors of FEEM-Eni Enrico Mattei Foundation, of the Italian Institute of Technology and of the LUISS Business School Advisory Board. He is Co-Chair of the Italy-China Foundation, Co-Chair of the B20 Task Force on Improving Transparency and Anti-Corruption and Director of the World Economic Forum Partnering Against Corruption Initiative. He graduated in Engineering at the Polytechnic of Turin. In 1989 he started his career as entrepreneur at Recchi SpA, a general contractor active in 25 Countries in the construction of high tech public infrastructure. Since 1994 he has served as Executive Chairman of Recchi America Inc, the US branch of the Group. In 1999 he joined General Electric, where he held several managerial positions in Europe and in the USA. He served as Director of GE Capital Structure Finance Group; Managing Director for Industrial M&A and Business Development of GE EMEA; President & CEO of GE Italy. Until May 2011 he was President & CEO of GE South Europe. Until March 2014, he was member of the European Advisory Board of Blackstone. Mr. Recchi has been member of the Honorary Committee for the Rome Candidacy to the 2020 Olympic Games, member of the Board of Permasteelisa SpA Advisory Board member of Invest Industrial (private equity) and visiting Professor in Structured Finance at Turin University.

Has been Chief Executive Officer of Eni since June 2005. He is currently a Non-Executive Director of Assicurazioni Generali, Non-Executive Deputy Chairman of London Stock Exchange Group, Non-Executive Director of Veolia Environnement. Besides is in the Board of Overseers of Columbia Business

School and Fondazione Teatro alla Scala. After graduating in economics at the Università Luigi Bocconi in Milan in 1969, he worked for three years at Chevron, before obtaining an MBA from Columbia University, New York, and continuing his career at McKinsey. In 1973 he joined Saint Gobain, where he held a series of management positions in Italy and abroad, until his appointment as head of the Glass Division in Paris. From 1985 to 1996 he was Deputy Chairman and Chief Executive Officer of Techint. In 1996 he moved to the UK and was Chief Executive Officer of Pilkington until May 2002. From May 2002 to May 2005 he was Chief Executive Officer and Chief Operating Officer of Enel. In 2005 and in 2006 he was Chairman of Alliance Unichem. In May 2004 he was appointed Cavaliere del Lavoro of the Italian Republic. In June 2013 he was made a Commandeur of the Legion of Honour.

Was born in Murazzano (Cuneo) in 1941 and has been a Director of Eni since May 2011. He graduated in Economics and Business at the Università degli Studi of Turin. He is a registered public auditor. He is currently Chairman of the Board of Statutory Auditors of Rai SpA, Natuzzi SpA, Difesa Servizi SpA, Rainet SpA; effective Statutory Auditor of Rai Pubblicità SpA and Director of Arcese Trasporti SpA. He was teacher of Finance, Administration and Control at the Isvor Fiat SpA training institute.
In 1968 he was hired by Impresit as Chief Accountant, where he managed, in Jordan, the finance department of the local branch. He joined the Fiat Group in 1969 where over the years he held a series of increasing responsibility positions in the area of finance, administration and control. From 1979 to 1990 he was Headof Financial Reporting at the Fiat Group and also had responsiblility for the control of the transport companies (Sapav, Sadem, Sita) run under concession by the Fiat Group and for which he subsequently oversaw the sale. In 1990 he was appointed Joint Manager of Finance and Control of the Fiat Group, before becoming, in 1998, Chief Administration Officer (CAO) of the Fiat Group. From 2000 to 2004, he was Chief Executive Officer and Deputy Chairman of Business Solution, a new sector created by Fiat for the supply of business services. In 1993 he was the Italian Representative at the European Commission for the fiscal harmonization of member States. In 1992 he was decorated as Cavaliere dell’Ordine al Merito della Repubblica Italiana and, in 1995, as Ufficiale dell’Ordine al Merito della Repubblica Italiana.

Was born in Turin in 1948 and has been a Director of Eni since May 2011. He is currently a founding partner of Tokos Srl, consulting firm for securities investment, Chairman of Società Metropolitana Acque Torino SpA, Director of Ersel SIM SpA, Millbo SpA and Sicme Motori Srl. He began his career at SAIAG SpA, in the Administration and Control area. In 1975 he joined Fiat Iveco SpA where he held a series of positions: Controller of Fiat V.I. SpA, Head of Administration, Finance and Control, Head of Personnel of Orlandi SpA in Modena (1977-1980) and Project Manager (1981-1982). In 1983 he joined the GFT Group, where he was Head of Administration, Finance and Control of Cidat SpA, a GFT SpA subsidiary (1983-1984), Central Controller of the GFT Group (1984-1988), Head of Finance and Control of the GFT Group (1989-1994) and Managing Director of GFT SpA, with ordinary and extraordinary powers over all operating activities (1994-1995). In 1995 he was appointed Chief Executive Officer of SCI SpA, where he oversaw the restructuring process. In 1998 he was appointed Central Manager and, subsequently, Director of Ersel SIM SpA, until June 2000. In 2000 he became Central Manager of Planning and Control at the Ferrero Group and General Manager of Soremartec, the technical research and marketing company of the Ferrero Group. In May 2003 he was appointed CFO of the Coin Group. In 2006 he became Central Corporate Manager at Lavazza SpA, becoming member of the Board of Directors from 2008 to June 2011.

Was born in Verbania in 1969 and has been a Director of Eni since June 2008. He is a qualified lawyer specializing in penal and administrative law, counselor in the Supreme Court and superior jurisdictions. He has been Chairman of the Board of Directors of Finpiemonte partecipazioni SpA since August 2010. He acts as a consultant to government agencies and business organizations on business, corporate, administrative and local government law. He was Mayor of Baveno (Verbania) from April 1995 to June 2004 and Chairman of the Assembly of Mayors of Con.Ser.Vco from September 1995 to June 1999. Until June 2004 he was a member of the Assembly of Mayors of the Asl 14 health authority, the steering committee of the Verbania health

(*) Appointed by the Ordinary Shareholders’ Meeting held on May 5, 2011, for a three-year period. The Board of Directors appointed Paolo Scaroni Chief Executive Officer. The Board mandate will expire with the shareholders’ meeting approving the financial statements for the year ending December 31, 2013.

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Eni in 2013 Directors and officers

district, the Assembly of Mayors of the Valle Ossola waste water consortium, the Assembly of Mayors of the Verbania social services consortium. From April 2005 to January 2008 he was a member of the Stresa city council. From October 2001 to April 2004 he was a Director of CIM SpA of Novara (merchandise interport center) and from December 2002 to December 2005 Director and executive committee member of Finpiemonte SpA. From June 2005 to June 2008 he was a Director of Consip SpA. He was Provincial Councillor in charge of balance, property, legal affairs and production activities and Vice-President of the Province of Verbano-Cusio-Ossola from June 2009 to October 2011. He was Director of the Provincial Board of the Province of Verbano-Cusio-Ossola from October 2011 to November 2012.

Was born in Pescara in 1949 and has been a Director of Eni since May 2011. He graduated in law at the Università degli Studi "Gabriele D’Annunzio" of Chieti and Pescara. He has been Chairman of Italimmobili Srl since 2011. In 1976 he was hired by Banca Nazionale del Lavoro (BNL) where he held a series of positions: Head of the "Overdrafts Advisory" of BNL in Busto Arsizio (1982), Deputy Manager for the industrial division at the BNL branch in Ravenna (1983-1987), Area Chief of BNL in Venice (1987-1989) and Joint Manager of the central office of BNL in Rome (1989-1990). In 1990 he was appointed commercial manager at Banca Popolare and in 1994 he moved, with the same position, to Cassa di Risparmio di Ravenna Group (Carisp Ravenna and Banca di Imola). From 2001 to 2006 he was Chief Secretary to the Under-Secretary of Defence, where he was mainly involved in the Department’s contacts with industry and international relations. From 2008 to 2011 he was Chief Secretary at the Minister of Defence. From 2003 to 2006 he was a Director of Fintecna SpA and from 2005 to 2008 a Director of Finmeccanica SpA.

Was born in Genoa in 1957 and has been Director of Eni since May 2011. He graduated in Business Administration at the Università Luigi Bocconi of Milan. He is currently Chairman of Banca Monte dei Paschi di Siena, of Appeal Strategy & Finance Srl and member of the Supervisory Board of Sberbank. He is also member of the Board of Directors of the Bocconi University in Milan. He began his career in 1977 at the Banco Lariano, becoming Branch Manager in Milan. In 1987 he joined McKinsey where he was Project Manager in the strategy area for the finance sector. In 1989 he was appointed Head of relations with financial institutions and integrated development projects at Bain, Cuneo e Associati firm (now Bain & Company). In 1991 he left the field of company consultancy to join RAS, Riunione Adriatica di Sicurtà, where he was given responsibility, as General Manager, for the banking and parabanking sectors. He was also in charge of the yield increase of that company’s bank and of the other Group companies operating in the field of asset management. In 1994 he joined Credito Italiano as Joint Central Manager, with responsibility for Programming and Control, becoming General Manager in 1995. In 1997 he was appointed Chief Executive Officer of Credito Italiano and subsequently of Unicredit, a position he held until September 2010. On an international level he was Chairman of the European Banking Federation and Chairman of the IMC Washington. In May 2004 he was decorated as Cavaliere del Lavoro.

Was born in Ferrara in 1945 and has been a Director of Eni since May 2002. He graduated in Economics and Business at the Università Luigi Bocconi of Milan. He is Chairman of Confimprese, Chairman of Bioenergy C.G. and Director of Mondadori SpA. After graduating he joined Chase Manhattan Bank. In 1974 he was appointed manager of Saifi Finanziaria (Fiat Group) and from 1976 to 1991 he was a partner and Country Mgr of Egon Zehnder. In this period he was appointed Director of Lancôme Italia and of companies belonging to the RCS Corriere della Sera Group and the Versace Group. From 1995 to 2007 he was Chairman and Chief Executive Officer of McDonald’s Italia. He was also Chairman of Sambonet SpA and Kenwood Italia SpA, a founding partner of Eric Salmon & Partners, Chairman of the American Chamber of Commerce, General Director of Italian Heritage and Antiquities in the Ministry of Cultural Heritage and Activities and Chairman of Convention Bureau Italia SpA. He was also Extraordinary Commissioner of Cirio Del Monte. He was decorated as a Cavaliere del Lavoro in June 2002.

Was born in Genoa in 1940 and has been a Director of Eni since June 2008. He is currently Vice Chairman of Banca CR Firenze SpA (Cassa di Risparmio di Firenze SpA). He is also a Director and member of the Executive Committee of Rimorchiatori Riuniti SpA. He started working in 1959 in a stock brokerage in Milan; from 1965 to 1982, he worked at Banco di Napoli as deputy manager of the stock market and securities department. He held a series of managerial positions in the asset management field, notably as manager of securities funds at Eurogest from 1982 to 1984, and General Manager of Interbancaria Gestioni from 1984 to 1987. After moving to the Prime Group (1987 to 2000), he was Chief Executive Officer of the parent company for a long period. He was Director of ERSEL S.I.M., member of the steering council of Assogestioni and of the Corporate Governance Committee for listed companies formed by Borsa Italiana. He was a Director of Enel from October 2000 to June 2008.

BOARD COMMITTEES
Control and Risk Committee:
Alessandro Lorenzi - Chairman, Carlo Cesare Gatto, Paolo Marchioni and Francesco Taranto
Compensation Committee:
Mario Resca - Chairman, Carlo Cesare Gatto, Roberto Petri and Alessandro Profumo
Nomination Committee:
Giuseppe Recchi - Chairman, Alessandro Lorenzi, Alessandro Profumo and Mario Resca
Oil - Gas Energy Committee:
Alessandro Profumo - Chairman, Alessandro Lorenzi, Paolo Marchioni, Roberto Petri, Mario Resca and Francesco Taranto

BOARD OF STATUTORY AUDITORS
Ugo Marinelli - Chairman, Francesco Bilotti, Paolo Fumagalli, Renato Righetti, Giorgio Silva and Maurizio Lauri

EXTERNAL AUDITORS
Reconta Ernst & Young SpA

GROUP OFFICERS
Paolo Scaroni
Chief Executive Officer and General Manager
Claudio Descalzi
Exploration & Production Chief Operating Officer
Angelo Fanelli
Refining & Marketing Chief Operating Officer
Massimo Mondazzi
Chief Financial Officer
Salvatore Sardo
Chief Corporate Operations Officer
Stefano Lucchini
Senior Executive Vice President for International Relations and Communication
Massimo Mantovani
Senior Executive Vice President for General Counsel Legal Affairs
Roberto Ulissi
Senior Executive Vice President for Corporate Affairs and Governance
Marco Petracchini
Senior Executive Vice President for Internal Audit
Marco Alverà
Senior Executive Vice President for Trading
Salvatore Meli
Executive Vice President for Research and Technological Innovation
Leonardo Bellodi
Executive Vice President for Government Affairs
Stefano Leofreddi
Senior Vice President for Integrated Risk Management
Raffaella Leone
Executive Assistant to the Chief Executive Officer

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Eni in 2013 Directors and officers

> Remuneration[1] The Eni Remuneration Policy is defined consistently with the recommendations of the Borsa Italiana Code as transposed in the Eni Code. It is approved by the Board of Directors following a proposal by the Compensation Committee, made up of non-executive, independent Directors, and is	defined in accordance with the governance model adopted by the Company and with the recommendations of the Corporate Governance Code.
This Policy is designed to align the interests of management with the prime objective of creating sustainable value for shareholders over the medium/long-term, in accordance	with the guidelines defined in the Strategic Plan of the Company.
The table describes the main elements of the approved 2014 Guidelines for the remuneration of the Chief Executive Officer, of the Chief Operating Officers of Eni’s Divisions and other Managers with strategic responsibilities (MSR).

Remuneration Policy 2014
Component	Purpose and characteristics	Conditions for the implementation	Values
Fixed remuneration	Values the expertise, experience and complexity required by the assigned role	Setting of the remuneration levels through benchmarks consistent with the characteristics of Eni and the assigned roles	CEO/GM: 1,430,000 Euro per year (amount unchanged since 2005)
MSR: remuneration set based on the assigned role with possible adjustments in relation to annual competitive positioning (average market values) settings
Annual variable incentives	Promotes the achievement of annual budget targets Beneficiaries: the whole management team	2014 CEO targets:
- Cash flow - Ebit (40%)
- Implementation of strategic guidelines (30%)
- Divisions’ operating performance (20%)
- Sustainability (10%)
 MSR targets: business and individual targets based on those of the CEO/GM and the assigned responsibilities
 Incentives paid on the basis of the results achieved in the previous year and evaluated according to a performance scale 70÷130 points[1], with a minimum threshold for the incentive equal to an overall performance of 85 points
Clawback in cases of violation of company or legal rules and regulations	CEO/GM: level of incentive target equal to 110% of fixed remuneration (min 87.5% and max 155%)
MSR: levels of incentive targets differentiated according to the assigned role, up to a maximum of 60% of the fixed remuneration
Deferred Monetary Incentives	Promotes the growth of profitability of the business over the long-term Beneficiaries: managerial resources who have achieved their annual targets	EBITDA performance measured relative to the value of the Planned EBITDA
 Incentives awarded on the basis of the EBITDA results achieved during the previous year according to a performance scale of 70÷130[1]
 Incentives paid as a percentage varying between zero and 170% of the amounts assigned, according to the average of the annual results achieved during the vesting period, according to an annual performance scale of 70÷170[1]
 Three-year vesting
Clawback in cases of violation of company or legal rules and regulation	CEO/GM: incentive to be awarded for targets (the third and last awarding) equal to 55% of the fixed remuneration (min 38.5% and max 71.5%)
MSR: incentives awarded based on targets differentiated according to the assigned role, up to a maximum of 40% of the fixed remuneration
Long-Term Monetary Incentives	Promotes the alignment with shareholder interests and the sustainability of value creation in the long-term Beneficiaries: Key managerial roles for the Business	Performance measured in terms of variation of the TSR parameters[2] (60%) and Net Present Value of proved reserves[2] (40%), compared to the variation achieved by the companies of a peer group of reference (Exxon, Chevron, Shell, BP, Total, Repsol)
 Incentives paid as a percentage varying between zero and 130% of the amounts awarded, according to the average of the annual positioning achieved during the vesting period:
1° Place 130%      2° Place 115%      3° Place 100%      4° Place 85%
———————————————————————————————————
5° Place 70%[5]       6° Place 0%          7° Place 0%
 Three-year vesting
Clawback in cases of violation of company or legal rules and regulations	CEO[3]: incentive to be awarded for targets in relation to a restructuring of the remuneration provided by Law No. 98/2013
MSR: incentives awarded based on targets differentiated according to the assigned role, up to a maximum of 75% of the fixed remuneration
Benefits	Completing the salary package following a total reward logic by means of predominantly social security and welfare benefits Beneficiaries: the whole management team	Conditions defined by the national collective labor agreements and the complementary company agreements applicable to senior managers	Supplementary pension Supplementary health care Insurance coverage Car for business and personal use

(1) Performance rated below the minimum threshold (70 points) is considered equal to zero.
(2) The Total Shareholder Return is an indicator that measures the overall return of a stock investment, taking into consideration both the price change and the dividends paid and reinvested in the same stock, in a specific period. The Net Present Value of the proved reserves is an indicator that represents the present value of the future cash flows of proved reserves, net of future production and development costs and related taxes.
(3) Incentive to be awarded to the new CEO in relation to the decisions that will be taken by the Board of Directors.
(4) The minimum incentive threshold requires both indicators to be ranked among the first five in at least one year of the three-year vesting period.

Pursuant to Article 84-quater of Consob Decision No. 11971 of May 14, 1999, and subsequent modifications, the following table below reports individual remuneration paid in 2012 to each Member of the Board of Directors, Statutory Auditors, and Chief Operating Officers. The overall amount earned by other Managers with strategic responsibilities is reported too.
In compliance with the rule, the table provides details on:
• "Fixed remuneration" which includes, on an accrual basis, fixed remuneration and fixed salary contractually agreed, gross of social security and tax expenses to be paid by the	employee; it excludes lump-sum expense reimbursements and attendance fees, as they are not envisaged;
• "Committees membership remuneration" which reports, on an accrual basis the compensation due to the Directors for participation to the Committees established by the Board;
• "Variable non-equity remuneration - Bonuses and other incentives" which reports the incentives paid during the year due to the vesting of the relative awards following the assessment and approval of the relative performance results by the	relevant company bodies, in accordance with that detailed in the Table "Monetary incentive plans for Directors, Chief Operating Officers, and other Managers with strategic responsibilities"; the column "Profit sharing", does not include any amounts, as no form of profit-sharing is envisaged;
• "Non-monetary benefits" which report, on an accrual and taxable basis, the value of fringe benefits awarded;
• "Other remuneration" reports, the criteria of competence, any other remuneration deriving from other services provided;

(1) For detailed information on Eni’s remuneration policy and compensation see the “Remuneration Report 2014” available on Eni’s website under the sections “Governance” and “Investor relations”.

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Eni in 2013 Directors and officers

• "Fair value of equity remuneration". Currently the Company is not adopting any scheme of stock based compensation which reports the fair value of competence of the year related to the existing stock option plans,	estimated in accordance with international accounting standards which assign the relevant cost in the vesting period; • "Severance indemnities for end of office or termination of employment" which	reports the indemnities accrued, for the terminations which occurred during the course of the reporting period considered or in relation to the end of the office and/or employment.

Remuneration paid to Directors, Statutory Auditors, Chief Operating Officers, and other Managers with strategic responsibilities
(euro thousand)	Variable non-equity remuneration

Name	Office	Term of office	Office expiry (*)	Fixed remuneration	Committee membership remuneration	Bonuses and other incentives	Profit sharing	Non-monetary benefits	Other remuneration	Total 2013	Fair Value of equity remuneration	Severance indemnity for end of office or termination of employment

Board of Directors
Giuseppe Recchi	Chairman	01.01 - 31.12	04.2014	765		452	4		1,221
Paolo Scaroni	CEO and General Manager	01.01 - 31.12	04.2014	1,430		3,110	15		4,555
Carlo Cesare Gatto	Director	01.01 - 31.12	04.2014	115	50	20			185
Alessandro Lorenzi	Director	01.01 - 31.12	04.2014	115	59	20			194
Paolo Marchioni	Director	01.01 - 31.12	04.2014	115	50	20			185
Roberto Petri	Director	01.01 - 31.12	04.2014	115	36	20			171
Alessandro Profumo	Director	01.01 - 31.12	04.2014	115	45	20			180
Mario Resca	Director	01.01 - 31.12	04.2014	115	45	20			180
Francesco Taranto	Director	01.01 - 31.12	04.2014	115	50	20			185
Board of Statutory Auditors				435					435
Chief Operating Officers
Claudio Descalzi	E&P Division	01.01 - 31.12	04.2014	774		1,495	13	606	2,888
Angelo Fanelli	R&M Division	01.01 - 31.12	04.2014	585		651	14		1,250
Other Managers with strategic responsibilities (**)				5,583		5,406	144	225	11,358
				10,377	335	11,254	190	831	22,987

(*) The term of office expires with the Shareholders’ Meeting approving the financial statements for the year ending December 31, 2013.
(**) Managers who were permanent members of the Company’s Management Committee, during the course of the year together with the Chief Executive Officer and Division Chief Operating Officers, and those who report directly to the Chief Executive Officer (twelve managers).

The following table sets out long-term variable components.

Bonuses of the year	Bonuses of previous years	Other bonuses

Name	Office	(euro thousand)	paid/ payable	deferred	deferral period	no longer payable	paid/ payable (a)	still deferred
Giuseppe Recchi	Chairman	452
Paolo Scaroni	CEO and General Manager	2,088	3,039	-	2,501	1,022	6,384
Claudio Descalzi	Chief Operating Officer E&P Division	988	1,125		347	357	1,415	150
Angelo Fanelli	Chief Operating Officer R&M Division	399	504		244	252	968
Other Managers with strategic responsibilities (b)		3,460	3,661	-	1,467	1,446	6,257	500
		7,387	8,329	-	4,559	3,077	15,024	650

(a) Payment relative to the deferred monetary incentive awarded in 2010.
(b) Managers who were permanent members of the Company’s Management Committee, during the course of the year together with the Chief Executive Officer and Division Chief Operating Officers, and those who report directly to the Chief Executive Officer (twelve managers).

> Overall remuneration of key
      management personnel
Remuneration of persons responsible of key positions in planning, direction and control functions of Eni Group companies, including executive and non-executive Directors, Chief Operating Officers and other managers with strategic responsibilities in charge at December 31, 2013, amounted to euro 38 million, as described in the table below:

(euro million)	2013
Fees and salaries	25
Post employment benefits	2
Other long-term benefits	11
38

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Eni in 2013 Investor information

Investor information

> Eni share performance in 2013
In accordance with Article 5 of the By-laws, the Company’s share capital amounts to euro 4,005,358,876.00, fully-paid, and is represented by 3,634,185,330 ordinary registered shares without indication of par value.
In the last session of 2013, the Eni share price, quoted on the Italian Stock Exchange, was euro 17.49, down 4.6 percentage points	from the price quoted at the end of 2011 (euro 18.34). The Italian Stock Exchange is the primary market where the Eni share is traded. During the year the FTSE/MIB index, the basket including the 40 most important shares listed on the Italian Stock Exchange, increased by 16.6 percentage points.
At the end of 2013, the Eni ADR listed on the NYSE was $48.49, down 1.3% compared to the price registered in the last session of	2012 ($49.14). One ADR is equal to two Eni ordinary shares.
In the same period the S&P 500 index increased by 29.6 percentage points.
Eni market capitalization at the end of 2013 was euro 63.4 billion (euro 66.4 billion at the end of 2012), confirming Eni as the first company for market capitalization listed on the Italian Stock Exchange.
Shares traded during the year totaled

Share information
2011	2012	2013

Market quotations for common stock on the Mercato Telematico Azionario (MTA)
High	(euro)	18.42	18.70	19.48
Low		12.17	15.25	15.29
Average daily close		15.95	17.18	17.57
Year-end close		16.01	18.34	17.49

Market quotations for ADR on the New York Stock Exchange
High	(US $)	53.74	49.44	52.12
Low		32.98	36.85	40.39
Average daily close		44.41	44.24	46.68
Year-end close		41.27	49.14	48.49

Average daily traded volumes	(million of shares)	22.85	15.63	15.44
Value of traded volumes	(euro million)	355.0	267.0	271.4

Contents

Eni in 2013 Investor information

almost 3.9 billion, with a daily average of shares traded of 15.4 million (15.6 million	in 2012). The total trade value of Eni shares amounted to approximately euro 68	billion (euro 68 billion in 2012), equal to a daily average of euro 271 million.

Summary financial data
2011	2012	2013

Net profit - continuing operations
- per share (a)	(euro)	1.90	1.16	1.42
- per ADR (a) (b)	(USD)	5.29	2.98	3.77
Adjusted net profit - continuing operations
- per share (a)	(euro)	1.92	1.97	1.22
- per ADR (a) (b)	(USD)	5.35	5.06	3.24

Leverage		0.46	0.25	0.25
Coverage		15.4	11.9	8.9
Current ratio		1.1	1.4	1.5
Debt coverage		51.3	79.8	71.1

Dividends pertaining to the year	(euro per share)	1.04	1.08	1.10
Pay-out	(%)	55	50	77
Dividend yield (c)	(%)	6.6	5.9	6.5
TSR		5.1	22.0	1.3

(a) Fully diluted. Ratio of net profit and average number of shares outstanding in the period. Dollar amounts are converted on the basis of the average EUR/USD exchange rate quoted by ECB for the period presented.
(b) One American Depositary Receipt (ADR) is equal to two Eni ordinary shares.
(c) Ratio of dividend for the period and the average price of Eni shares as recorded in December.

Dividends

Management intends to propose to the Annual Shareholders’ Meeting scheduled on May 8, 2014, the distribution of a dividend of euro 1.10 per share for fiscal year 2013, of which euro 0.55 was already paid as interim dividend in September 2013.
Total cash outlay for the 2013 dividend is expected at approximately euro 3.95 billion (including euro 1.99 billion already paid in September 2013) if the Annual Shareholders’ Meeting approves the annual dividend.
In future years, management expects to continue paying interim dividends for each	fiscal year, with the balance to the full-year dividend to be paid in each following year. Eni intends to continue paying interim dividends in the future.
Holders of ADRs receive their dividends in US dollars. The rate of exchange used to determine the amount in dollars is equal to the official rate recorded on the date of dividend payment in Italy (May 22, 2014).
On ADR payment date, Bank of New York Mellon pays the dividend less the amount of any withholding tax under Italian law (currently 27%) to all Depository Trust	Company Participants, representing payment of Eni SpA’s gross dividend.
By submitting to Bank of New York Mellon certain required documents with respect to each dividend payment, US holders of ADRs will enable the Italian Depositary bank and Bank of New York Mellon as ADR Depositary to pay the dividend at the reduced withholding tax rate of 15%. US shareholders can obtain relevant documents as well as a complete instruction packet to benefit from this tax relief by contacting Bank of New York Mellon at 201-680-6825.

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Eni in 2013 Investor information

Publications

1	Annual Report 2013 a comprehensive report on Eni’s activities and financial and sustainability results for the year.	set of operating and financial statistics.	the section Publications (http://www.eni.com/en_IT/documentation/
documentation.page?type=bil-rap&home_2010_
en_tab=header_tools).
Shareholders may receive a hard copy of Eni’s publications, free of charge, by filling in the request form found in the section Publications or through an email request addressed to segreteriasocietaria.azionisti@eni.com or to investor.relations@eni.com. Any other information relevant to shareholders and investors can be found at Eni’s website under the “Investor Relations” section.
		4	Remuneration Report 2014 a report on Eni’s compensation and remuneration policies pursuant to rule 123-ter of Legislative Decree No. 58/1998.
2	Annual Report on Form 20-F 2013 a comprehensive report on Eni’s activities and results to comply with the reporting requirements of the US Securities Exchange Act of 1934 and filed with the US Securities and Exchange Commission.
		5	Corporate Governance Report 2013 a report on the Corporate Governance system adopted by Eni pursuant to rule 123-bis of Legislative Decree No. 58/1998.

3	Fact Book 2013 a report on Eni’s businesses, strategies, objectives and development projects, including a full
These and other Eni publications are available on Eni’s internet site eni.com, in
Financial calendar
The dates of the Board of Directors’ meetings to be held during 2014 in order to approve/review the Company’s quarterly and semi-annual, and annual preliminary results are the following:	Results for the first quarter of 2014	April 28, 2014
	Results for the second quarter and the first half of 2014 and proposal of interim dividend for the financial year 2014	July 31, 2014
	Results for the third quarter of 2014	October 30, 2014
	Preliminary full-year results for the year ending December 31, 2013 and dividend proposal for the financial year 2014	February 2015
A press release on quarterly results is disseminated to the market the following day, when management also hosts a conference call with financial analysts to review the Group performance.

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Energy conversion table

Oil (average reference density 32.35 ºAPI, relative density 0.8636)

1 barrel	[bbl]	158.987 l oil[a]	0.159 m^3 oil	162.602 m^3 gas		5,492 ft^3 gas
				5,800,000 btu		
1 barrel/d	[bbl/d]	~50 t/y				
1 cubic meter	[m^3]	1,000 l oil	6.29 bbl	1,033 m^3 gas		36,481 ft^3 gas
1 tonne oil equivalent	[toe]	1,160.49 l oil	7.299 bbl	1.161 m^3 oil	1,187 m^3 gas	41,911 ft^3 gas

Gas

1 cubic meter	[m^3]	0.976 l oil	0.00643 bbl	35,314.67 btu		35,315 ft^3 gas
1,000 cubic feet	[ft^3]	27.637 l oil	0.1742 bbl	1,000,000 btu	27.317 m^3 gas	0.02386 toe
1,000,000 British thermal unit	[btu]	27.4 l oil	0.17 bbl	0.027 m^3 oil	28.3 m^3 gas	1,000 ft^3 gas
1 tonne LNG	[tGNL]	1.2 toe	8.9 bbl	52,000,000 btu		52,000 ft^3 gas

Electricity

1 megawatthour=1,000 kWh	[MWh]	93.532 l oil	0.5883 bbl	0.0955 m^3 oil	94.448 m^3 gas	3,412.14 ft^3 gas
1 teraJoule	[TJ]	25,981.45 l oil	163.42 bbl	25.9814 m^3 oil	26,939.46 m^3 gas	947,826.7 ft^3 gas
1,000,000 kilocalories	[kcal]	108.8 l oil	0.68 bbl	0.109 m^3 oil	112.4 m^3 gas	3,968.3 ft^3 gas

[a] l oil: liters of oil.

Conversion of mass

	kilogram (kg)	pound (lb)	metric ton (t)
kg	1	2.2046	0.001
lb	0.4536	1	0.0004536
t	1,000	22,046	1

Conversion of length

	meter (m)	inch (in)	foot (ft)	yard (yd)
m	1	39.37	3.281	1.093
in	0.0254	1	0.0833	0.0278
ft	0.3048	12	1	0.3333
yd	0.9144	36	3	1

Conversion of volumes

	cubic foot (ft^3)	barrel (bbl)	liter (lt)	cubic meter (m^3)
ft^3	1	0	28.32	0.02832
bbl	5.615	1	159	0.158984
l	0.035311	0.0063	1	0.001
m^3	35.3107	6.2898	10^3	1

Contents

Contents

Contents

Eni Shareholders approve 2013 Financial Statements and appoints the Company Officers at Annual Meeting

  2013 net profit euro 4.41 billion
  Total dividend per share for 2013 of euro 1.10
  Authorization to the Board of Directors to acquire treasury shares
  Article 16.2 of company by-laws amended
  Appointment of the Directors and the Statutory Auditors
  Approval of the Long-Term Monetary Incentive Plan (2014-2016)
  Remuneration Report approved
Rome, May 8, 2014 - The Ordinary and Extraordinary Meeting of Eni’s Shareholders which was held today, resolved the following:
•	to approve the financial statements at December 31, 2013 of Eni SpA which report a net profit amounting to 4,409,777,928.34 euro;
•	to allocate the net profit for the period of 4,409,777,928.34 euro, of which 2,417,239,554.69 euro remains following the distribution of the 2013 interim dividend of 0.55 euro per share, resolved by the Board of Directors on September 19, 2013, as follows:
	-	an amount of 176,184,575.82 euro to the reserve required by Article 6, paragraph 1, letter a) of Legislative Decree No. 38 of February 28, 2005;
	-	to Shareholders in the form of a dividend of 0.55 euro per share owned and outstanding at the ex-dividend date, excluding treasury shares on that date, thus completing payment of the dividend for the financial year 2013. The total dividend per share for financial year 2013 therefore amounts to 1.10 euro per share;
•	the payment of the balance of the 2013 dividend in the amount of 0.55 euro, payable on May 22, 2014, with an ex-dividend date of May 19, 2014 and a record date of May 21, 2014;
•	to cancel, for the portion not yet implemented as of the date of the Shareholders’ Meeting, the authorization to the Board of Directors to acquire treasury shares as resolved by the Shareholders’ Meeting of May 10, 2013;
•	to authorize the Board of Directors, pursuant to Article 2357 of the Italian Civil Code, to purchase on the Mercato Telematico Azionario – in one or more transactions and in any case within 18 months from the date of this resolution – up to a maximum of 363,000,000 ordinary Eni shares, for a total amount of no more than 6,000,000,000.00 euro, including, respectively, the number and the value of treasury shares purchased subsequent to the Shareholders Meeting of July 16, 2012 authorizing the share buy-back, at a unit price of no less than 1.102 euro and not more than the official price reported by Borsa Italiana for the shares on the trading day prior to each individual transaction, plus 5%, in accordance with the procedures established in the Rules of the Markets organized and managed by Borsa Italiana SpA. In order to respect the limit envisioned in the third paragraph of Article 2357 of the Italian Civil Code, the number of shares to be acquired and the relative amount shall take into account the number and amount of Eni shares already held in the portfolio;
•	to approve the amendments to Article 16.2 of the By-laws relating to the single call of the Shareholders’ Meeting;
•	to set the number of the Directors at nine, set the term of the office of the Directors and of the Chairman of the Board so appointed to three financial years, with this term expiring on the date of the Shareholders’ Meeting convened to approve Eni SpA 2016 Financial Statements and appoint the Board of Directors and the Chairman of the Board. The Directors are:
	-	Emma Marcegaglia, Chairwoman (1)*;
	-	Claudio Descalzi, Director (1);
	-	Andrea Gemma, Director (1)*;
	-	Pietro A. Guindani, Director (2)*;
	-	Karina A. Litvack, Director (2)*;
	-	Alessandro Lorenzi, Director (2)*;
	-	Diva Moriani, Director (1)*;
	-	Fabrizio Pagani, Director (1)*;
	-	Luigi Zingales, Director (1)*;
•	to set the annual remuneration of the Chairwoman of the Board and of the others Directors at 90,000 euro and 80,000 euro pre-tax, respectively;
•	to reduce the remuneration of the Directors with delegated powers pursuant to Article 23-bis, paragraph 5-quinquies, of Decree Law No. 201 of December 6, 2011, ratified with Law No. 214 of December 22, 2011, as most recently amended by Article 84-ter of Decree Law No. 60 of June 21, 2013, ratified with amendments with Law No. 98 of August 9, 2013; the remuneration which may be determined by the Board of Directors for the Directors with delegated powers must comply with the criteria pursuant to paragraph 5-quater and 5-sexies of the aforementioned article; also the maximum amount possible payable to the Chief Executive Officer shall also include the remuneration for any eventual business relationship or any other relation with the company or its subsidiaries and affiliates. The remuneration of the Chairwoman, which may be determined by the Board of Directors, cannot exceed 238,000 euro, including the remuneration for the position of Director set by the Shareholders’ Meeting;
•	to appoint the Statutory Auditors and the Chairman of the Board of Statutory Auditors. The term of office of the Board of Statutory Auditors and of the Chairman of the Board of Statutory Auditors is

three financial years, expiring on the date of the Shareholders’ Meeting convened to approve Eni SpA 2016 Financial Statements. The Statutory Auditors are:
	-	Matteo Caratozzolo, Chairman (2);
	-	Paola Camagli, Effective Auditor (1);
	-	Alberto Falini, Effective Auditor (1);
	-	Marco Lacchini, Effective Auditor (2);
	-	Marco Seracini, Effective Auditor (1);
	-	Stefania Bettoni, Alternate Auditor (1);
	-	Mauro Lonardo, Alternate Auditor (2);
•	to set the Chairman of the Board of Statutory Auditors’ annual remuneration and of the effective Statutory Auditors at 80,000 euro and 70,000 euro pre-tax, respectively;
•	to confirm the delegation of authority to the Board to determine the allowance for the Magistrate of the Court of Auditors responsible for monitoring the financial management of Eni;
•	to approve the Long-Term Monetary Incentive Plan (2014-2016) according to the conditions provided by the informative document available on the Eni website.

In addition Eni’s Shareholders Meeting resolves in favor of the first section of the Remuneration report pursuant to Article 123-ter of the Legislative Decree 58/98.

With reference to the point 4 of the agenda, regarding the amendments to Article 17.3 of the By-laws of Eni SpA and the addition of the new Article 17-bis relating to the integrity requirements and the related grounds for ineligibility and forfeiture for Directors, the Shareholders’ Meeting did not approve the proposal presented.

The curricula of the Directors and Statutory Auditors appointed are available on www.eni.com.

At the present date Claudio Descalzi holds 39,455 Eni shares and Luigi Zingales 1,000 ADR Eni (representing No. 2,000 Eni shares).

Notes
(1) Drawn from the slate of candidates presented by the shareholder Ministry of Economy and Finance, owning, directly, the 4.335% of the Eni SpA share capital, voted by the majority of the shareholders who have participated in the Shareholders’ Meeting.
(2) Drawn from the slate of candidates presented by a group of Italian and Foreign Institutional Investors, owning, jointly, approximately the 0.703% of the Eni SpA share capital, voted by the minority of the shareholders who have participated in the Shareholders’ Meeting.
* Candidate who declared to possess the qualification of independence pursuant to Article 148, paragraph 3 of the Legislative Decree 58/98 and Article 3 of the Corporate Governance Code.

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +800 11 22 34 56
Switchboard: +39-0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com

Eni's Board of Directors appoints Claudio Descalzi as Chief Executive Officer and appoints the members of the Board committees

Rome, May 9, 2014 - Eni’s Board of Directors today appointed Claudio Descalzi as Chief Executive Officer and General Manager. In this role he will be responsible for the management of the company, with the exception of specific responsibilities that are reserved for the Board of Directors and those that are not to be delegated according to the current legislation.

While a final decision will be taken at a later date, the Board confirmed Claudio Descalzi as Chief Operating Officer of the Exploration & Production Division.

The Board also deliberated that, in accordance with the Corporate Governance Code for listed companies, the Head of Internal Audit will report to the Board, and on its behalf, to the Chairwoman. In addition, the Chairwoman will carry out her statutory functions as legal representative managing institutional relationships in Italy, together with the CEO.

The Board also ascertained, on the basis of the declarations released by the Directors and of the information available to the Company, that all Directors have the integrity requirements required by current law, that causes for their ineligibility and incompatibility do not exist as required by current law and that the Chairwoman Emma Marcegaglia and the Directors Andrea Gemma, Pietro A. Guindani, Karina Litvack, Alessandro Lorenzi, Diva Moriani and Luigi Zingales have the independence requirements set by law, as quoted by Eni’s By-laws. Also the Directors Gemma, Guindani, Litvack, Lorenzi, Moriani and Zingales have been considered independent by the Board pursuant to the criteria and parameters recommended by the Corporate Governance Code. The Chairwoman Marcegaglia, in compliance with the Corporate Governance Code, cannot be considered independent being a significant representative of the Company.

The Board of Statutory Auditors ascertained the correct application of the assessment criteria and procedures adopted by the Board of Directors to evaluate the independence of its members.

The Board of Directors has also appointed: Pietro A. Guindani (as Chairman), Karina Litvack, Diva Moriani e Alessandro Lorenzi as members of the Compensation Committee, all non-executive and independent, including the Chairman; Guindani has the knowledge and experience in finance or remuneration policies required by the Corporate Governance Code; Alessandro Lorenzi (as Chairman), Andrea Gemma, Karina Litvack and Luigi Zingales as members of the Control and Risk Committee, all non-executive and independent; Lorenzi, Litvack and Zingales have experience in the area of accounting and finance or risk management, as requested by the Corporate Governance Code; Andrea Gemma (as Chairman), Diva Moriani, Fabrizio Pagani and Luigi Zingales as members of the Nomination Committee, all non-executive and the majority independent; Fabrizio Pagani (as Chairman), Andrea Gemma, Pietro A. Guindani and Karina Litvack as members of the Sustainability and Scenarios Committee, all non-executive and the majority independent. The Sustainability and Scenarios Committee replaces the Oil & Gas Energy Committee.

The Board also ascertained that the auditors met the requirements of professionalism and honor as set out by the Ministerial Decree No. 162 of March 30, 2000, as specified by Article 28.1 of the By-laws, as well as the independence requirements as set by law and by the Corporate Governance Code.

The curricula of the Directors and Statutory Auditors appointed are available on www.eni.com.

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +800 11 22 34 56
Switchboard: +39-0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com

Eni: amendments to 2014 financial calendar

San Donato Milanese (Milan) May 15, 2014 - Eni announces that the meeting of the Board of Directors convened to resolve the distribution of an interim dividend for the year 2014, which was scheduled for September 18, 2014, has been brought forward to September 17, 2014.

The related press release will be issued on September 17, 2014 after the meeting of the Board.

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +800 11 22 34 56
Switchboard: +39-0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com

Eni: agreement signed with Gazprom on revision of gas supply terms

Saint Petersburg (Russia), May 23, 2014 - Gazprom CEO Alexey Miller and Eni CEO Claudio Descalzi have today signed an agreement to revise the terms of gas supply contracts.

The agreement involves a reduction in supply prices and an important change in the price indexation to fully align it with the market. In addition, in 2014 Eni’s ability to recover gas pre-paid under "take or pay" clauses will be significantly enhanced.

The terms apply retroactively from the start of 2014.

The agreement reached today with Gazprom is a key part of Eni’s effort to renegotiate all third-party long-term gas supply contracts, with the target of achieving a fully competitive portfolio.

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +800 11 22 34 56
Switchboard: +39-0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com

Eni: Board of Directors approves new organizational structure

  Approval of new structure, which will become operational over the next few weeks
  Confirmed appointment of Manager responsible for preparing the Company’s financial reports
  Confirmed appointment of Head of Internal Audit
  Appointed members of the Watch Structure

Rome, May 28, 2014 - Eni today announces a new organizational structure, which will support the delivery of its strategy based on selective growth in the upstream sector and a turnaround in the mid-downstream segments.

The new organizational structure replaces the divisional model with an integrated operational structure strongly focused on industrial objectives. That means that activities previously managed within E&P, R&M, Versalis and Syndial will be redistributed amongst the following business units:

• Exploration
• Development, Operations and Technology
• Upstream
• Downstream and Industrial

These will join the existing business units of Midstream and Retail Gas & Power.

At the same time, all staff functions will be centralized, with significant benefits in terms of efficiency and executional capability.

The new organizational structure has the following objectives:

• Streamlining decision-making processes
• Increasing the focus on core business activities
• Enhancing key competences
• Increasing efficiency in the downstream and industrial segment
• Maximizing synergies in staff functions

Claudio Descalzi, Eni CEO, commented:

"The aim of this new organization is to fully leverage all of Eni’s resources, streamlining structures, avoiding duplications and transforming Eni into an operational company. This will support efficiency gains in terms of time, costs and investments, and will allow us to respond rapidly and flexibly to the business challenges that we are facing".

The new organizational structure will be fully implemented in the next few weeks. Consistently with this structure, from the beginning of 2015 Eni will modify its financial reporting segments, and will present results for the Upstream, Midstream and Downstream business segments.

Eni's Board of Directors has re-confirmed Massimo Mondazzi as the Manager charged with preparing the Company's financial reports pursuant to Article 154-bis of Legislative Decree No. 58/1998, following its consultation with the Nomination Committee and the approval of the Board of Statutory Auditors.

The Board has also re-confirmed the appointment of Marco Petracchini as Head of Internal Audit, subsequent to its consultation with the Board of Statutory Auditors and the Nomination Committee, and the approval of the Audit and Risk Committee.

The Board appointed the following members of the Watch Structure pursuant to Legislative Decree No. 231 of 2001 following its consultation with the Nomination Committee and the approval of the Board of Statutory Auditors: Attilio Befera, external member as Chairman; Ugo Draetta and Claudio Varrone external members. The Board has also confirmed Massimo Mantovani, SEVP General Counsel Legal Affairs Department, Marco Petracchini, SEVP Internal Audit Department and Fabrizio Barbieri, EVP Human Resources and Organization Department, as internal members.

The biographies of the Manager charged with preparing the Company's financial reports, as well as those of the Executive Vice President of the Internal Auditing Department, are available on www.eni.com.

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +800 11 22 34 56
Switchboard: +39-0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com

Eni: the Board of Directors approves the measures to carry out the program of share repurchases

Rome, May 28, 2014 - Following the approval of the share buyback program at the Shareholders’ Meeting held on May 8, 2014 and announced to the market, the Board of Directors has approved the measures to carry out the program of share repurchases by designating certain financial institutions.

The program represents an effective and flexible management tool for enhancing shareholders’ value, in line with the policies of capital return adopted by major international oil companies.

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +800 11 22 34 56
Switchboard: +39-0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com